As filed with the Securities and Exchange Commission on January 17, 2017

Registration No. 333-215079

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Keane Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1389	38-4016639
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2121 Sage Road

Houston, TX 77056

(713) 960-0381

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gregory L. Powell

President and Chief Financial Officer

Keane Group, Inc.

2121 Sage Road

Houston, TX 77056

(713) 960-0381

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stuart D. Freedman, Esq. Antonio L. Diaz-Albertini, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 Phone: (212) 756-2000 Fax: (212) 593-5955	William J. Miller, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, NY 10005 Phone: (212) 701-3000 Fax: (212) 378-2500

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(1)(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee(3)
Common Stock	25,645,000	$19.00	$487,255,000	$56,473(4)

(1)	Includes shares of common stock issuable upon exercise of an over-allotment option to purchase additional shares granted to the underwriters.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act.
(3)	Calculated pursuant to Rule 457(a) under the Securities Act.
(4)	The Registrant previously paid $42,292 of this amount.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 17, 2017

22,300,000 Shares

Keane Group, Inc.

Common Stock

This is an initial public offering of our common stock. We are offering 15,700,000 shares of our common stock and the selling stockholder is offering 6,600,000 shares of common stock.

We expect the initial public offering price to be between $17.00 and $19.00 per share. Currently, no public market exists for our common stock. The selling stockholder has granted to the underwriters an over-allotment option to purchase up to 3,345,000 additional shares of common stock at the initial public offering price, less the underwriting discount and commissions, within 30 days from the date of this prospectus. We have been approved to list our common stock on the New York Stock Exchange (“NYSE”) under the symbol “FRAC.”

We are an “emerging growth company,” as that term is defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 22 of this prospectus to read the factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds to selling stockholder(2)	$	$

(1)	The underwriters will also be reimbursed for certain expenses incurred in the offering. See “Underwriting” for additional information regarding underwriting compensation.
(2)	We have agreed to pay all underwriting discounts and commissions and other offering expenses for the selling stockholder incurred in connection with the sale.

The underwriters expect to deliver the shares of our common stock to investors against payment on or about                 , 2017.

Joint Book-Running Managers

Citigroup	Morgan Stanley	BofA Merrill Lynch	J.P. Morgan

Senior Co-Managers

Wells Fargo Securities	Simmons & Company International Energy Specialists of Piper Jaffray	Houlihan Lokey

Co-Managers

Guggenheim Securities	Scotia Howard Weil	Stephens Inc.

The date of this prospectus is                 , 2017.

Basins and Shale Plays
Locations
Williston
Bakken
Marcellus / Utica
Mansfield
Mill Hall
Pittsburgh Sales Office
New Stanton
Denver Sales Office
SCOOP/STACK
Woodward
Oklahoma City Sales Office
Shawnee
Searcy
Permian
Springtown
Odessa
Eagle Ford
The Woodlands Engineering Center
Mathis
Houston Corporate Office

KEANE

HEALTH, SAFETY, ENVIRONMENT (HSE)

The health and safety of our employees, and our responsibility for the natural environment in which we operate, is Keane's highest priority.

OPERATIONAL EXCELLENCE

We deliver as promised, helping our customers get the most out of their assets with the greatest efficiency.

PARTNERSHIP

We are a customer-focused business, which is accessible, responsive, transparent and nimble in meeting our customers' needs.

RESPONSIBILITY

We believe in continued responsible growth, fiscal stability, and transparency, creating value for our customers and employees.

Prospectus

Until                 , 2017 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Unless indicated otherwise, the information included in this prospectus assumes that (i) the shares of common stock to be sold in this offering are sold at $18.00 per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus and (ii) all shares offered by us and the selling stockholder in this offering are sold (other than pursuant to the over-allotment option described herein).

We and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

i

EXPLANATORY NOTE

Keane Group, Inc., the registrant whose name appears on the cover of this registration statement, is a newly formed Delaware corporation. Shares of common stock of Keane Group, Inc. are being offered by the prospectus that forms a part of this registration statement. Keane Group Holdings, LLC (“Keane”) is a Delaware limited liability company. Keane Group, Inc. was formed solely for the purpose of reorganizing the organizational structure of Keane and its direct and indirect consolidated subsidiaries in order for the registrant to be a corporation rather than a limited liability company. In connection with, and prior to and/or concurrently with the closing of, this offering, each member of Keane will directly or indirectly contribute all of its equity interests in Keane to Keane Group, Inc. in exchange for shares of common stock of Keane Group, Inc. As a result, Keane and its direct and indirect consolidated subsidiaries will become wholly-owned subsidiaries of Keane Group, Inc. See “IPO-Related Transactions and Organizational Structure” for additional information.

As used in this prospectus, unless the context otherwise requires, references to (i) the terms “company,” “Keane,” “we,” “us” and “our” refer to Keane Group Holdings, LLC and its consolidated subsidiaries for periods prior to the consummation of the IPO-Related Transactions (as defined herein), and, for periods as of and following the consummation of the IPO-Related Transactions, to Keane Group, Inc. and its consolidated subsidiaries; (ii) the term “Trican Parent” refers to Trican Well Service Ltd. and, where appropriate, its subsidiaries; (iii) the term “Trican U.S.” refers to Trican Well Service L.P.; (iv) the term “Trican” refers to Trican Parent and Trican U.S., collectively; and (v) references to our “Sponsor” refers to Cerberus Capital Management, L.P. (“Cerberus”) and its respective controlled affiliates and investment funds. For the convenience of the reader, except as the context otherwise requires, all information included in this prospectus is presented giving effect to the consummation of the IPO-Related Transactions.

BASIS OF PRESENTATION

Prior to or concurrently with this offering, we will effect the IPO-Related Transactions described under “IPO-Related Transactions and Organizational Structure.” The consolidated financial statements and consolidated financial data included in the prospectus are those of Keane and its consolidated subsidiaries and do not give effect to the IPO-Related Transactions. Other than the audited balance sheet, dated as of October 31, 2016, the historical financial information of Keane Group, Inc. has not been included in this prospectus as it is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this prospectus.

We completed the Trican transaction (as described herein in “Certain Relationships and Related Party Transactions—Trican Transaction”) on March 16, 2016. Accordingly, this prospectus also includes the audited balance sheets of Trican U.S. as of December 31, 2015 and 2014 and the related statements of operations, partners’ capital and cash flows for the years then ended.

PRO FORMA INFORMATION

This prospectus contains unaudited pro forma financial information prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined and consolidated statement of operations for 2015 gives pro forma effect to:

•	our acquisition of the Acquired Trican Operations (as defined herein) and the transactions related thereto;

•	the IPO-Related Transactions;

•

the issuance of 15,700,000 shares of common stock in this offering and the application of the estimated net proceeds from the sale of such shares to repay certain existing debt and to pay fees and expenses related to this offering, as described in “Use of Proceeds;” and

•	the sale of 6,600,000 shares of common stock in this offering by our selling stockholder and the payment by us of fees and expenses related to the sale of such shares,

in each case as if such transactions had been consummated on January 1, 2015, the first day of 2015. The unaudited pro forma condensed combined and consolidated statement of operations for the first nine months of fiscal 2015 and the first nine months of fiscal 2016 gives pro forma effect to our acquisition of the Acquired Trican Operations and the transactions related thereto, the IPO-Related Transactions and this offering and the related use of proceeds as if such transactions had occurred on January 1, 2015. The unaudited pro forma condensed combined and consolidated balance sheet as of September 30, 2016 gives pro forma effect to the IPO-Related Transactions and this offering and the related use of proceeds as if such transactions had occurred on September 30, 2016. See “Unaudited Pro Forma Condensed Combined and Consolidated Financial Information.”

MARKET, INDUSTRY AND OTHER DATA

This prospectus includes market and industry data and certain other statistical information based on third-party sources including independent industry publications, government publications and other published independent sources, such as the “Drilling and Production Outlook—December 2016” and “NAM Activity by Region_Dec_2016” reports prepared by Spears & Associates. Although we believe these third-party sources are reliable as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information. Some data is also based on our own good faith estimates which are supported by our management’s knowledge of and experience in the markets and businesses in which we operate.

While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the sections entitled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

This prospectus includes references to utilization of hydraulic fracturing assets. Utilization for our own fleets, as used in this prospectus, is defined as the ratio of the number of deployed fleets to the number of total fleets. For the purposes of this prospectus, we consider one of our fleets deployed if the fleet has been put in service at least one day during the period for which we calculate utilization. As a result, as additional fleets are incrementally deployed, our utilization rate increases.

We define industry utilization as the ratio of the total industry demand of hydraulic horsepower to the total available capacity of hydraulic horsepower, in each case as reported by an independent industry source. Our method for calculating the utilization rate for our own fleets or the industry may differ from the method used by other companies or industry sources which could, for example, be based off a ratio of the total number of days a fleet is put in service to the total number of days in the relevant period.

As used in this prospectus, capacity in the hydraulic fracturing business refers to the total number of hydraulic horsepower, regardless of whether such hydraulic horsepower is active and deployed, active and not deployed or inactive. While the equipment and amount of hydraulic horsepower required for a customer project varies, we calculate our total number of fleets, as used in this prospectus, by dividing our total hydraulic horsepower by 40,000 hydraulic horsepower.

We believe that our measures of utilization, based on the amount of deployed fleets, provide an accurate representation of existing, available capacity for additional revenue generating activity.

As used in this prospectus, references to cannibalization of parked equipment refer to the removal of parts and components (such as the engine or transmission of a fracturing pump) from an idle hydraulic fracturing fleet in order to service an active hydraulic fracturing fleet.

TRADEMARKS AND TRADE NAMES

This prospectus contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

NON-GAAP FINANCIAL MEASURES

We define EBITDA as generally accepted accounting principles (“GAAP”) earnings (net income (loss)) before interest, income taxes, depreciation and amortization. We define Adjusted EBITDA as earnings (net income (loss)) before interest, income taxes, depreciation and amortization, further adjusted to eliminate the effects of items management does not consider in assessing our ongoing performance. See “Prospectus Summary—Summary Consolidated Historical and Pro Forma Financial and Other Data” for further discussion and a reconciliation of Adjusted EBITDA.

EBITDA and Adjusted EBITDA (together, the “Non-GAAP Measures”) are performance measures that provide supplemental information we believe is useful to analysts and investors to evaluate our ongoing results of operations, when considered alongside other GAAP measures such as net income, operating income and gross profit. These Non-GAAP Measures exclude the financial impact of items management does not consider in assessing our ongoing operating performance, and thereby facilitate review of our operating performance on a period-to-period basis. Other companies may have different capital structures or different lease terms, and comparability to our results of operations may be impacted by the effects of acquisition accounting on our depreciation and amortization. As a result of the effects of these factors and factors specific to other companies, we believe EBITDA and Adjusted EBITDA provide helpful information to analysts and investors to facilitate a comparison of our operating performance to that of other companies. Our presentation of Non-GAAP Measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Non-GAAP Measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	Non-GAAP Measures do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized may have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•	Non-GAAP Measures are adjusted for certain non-recurring and non-cash income or expense items that are reflected in our statements of operations;

•	Non-GAAP Measures do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, Non-GAAP Measures should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Non-GAAP Measures only for supplemental purposes. Please see our consolidated financial statements contained in this prospectus.

Pro Forma EBITDA and Adjusted EBITDA, as presented in this prospectus, are also supplemental measures of our performance that are not required by or presented in accordance with GAAP. Pro Forma EBITDA includes the historical actual results of Trican U.S. prior to Keane’s ownership and assumption of specific assets and liabilities as defined in the asset purchase agreement dated January 25, 2016 (the “Trican APA”), and adjustments required to conform Trican U.S.’s accounting policies to Keane’s accounting policies, but does not reflect any realized or anticipated cost savings in connection with the Trican transaction. Our historical Pro Forma EBITDA is not necessarily indicative of any actual results had we owned the Acquired Trican Operations prior to the consummation of the Trican transaction. See “Prospectus Summary—Summary Consolidated Historical and Pro Forma Financial and Other Data” for additional information.

v

PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you or that you should consider before investing in shares of our common stock. You should read the entire prospectus carefully before making an investment decision. The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. In particular, you should read the sections entitled “Risk Factors,” “Unaudited Pro Forma Condensed Combined and Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Keane” included elsewhere in this prospectus and our consolidated financial statements and the related notes attached hereto.

Our Company

We are one of the largest pure-play providers of integrated well completion services in the U.S., with a focus on complex, technically demanding completion solutions. Our primary service offerings include horizontal and vertical fracturing, wireline perforation and logging and engineered solutions, as well as other value-added service offerings. With approximately 944,250 hydraulic horsepower spread across 23 hydraulic fracturing fleets and 23 wireline trucks located in the Permian Basin, the Marcellus Shale/Utica Shale, the SCOOP/STACK Formation, the Bakken Formation and other active oil and gas basins, we provide industry-leading completion services with a strict focus on health, safety and environmental stewardship and cost-effective customer-centric solutions. Our company prides itself on our outstanding employee culture, our efficiency and our ability to meet and exceed the expectations of our customers and communities in which we operate.

We provide our services in conjunction with onshore well development, in addition to stimulation operations on existing wells, to exploration and production (“E&P”) customers with some of the highest quality and safety standards in the industry. We believe our proven capabilities enable us to deliver cost-effective solutions for increasingly complex and technically demanding well completion requirements, which include longer lateral segments, higher pressure rates and proppant intensity, and multiple fracturing stages in challenging high-pressure formations.

As of November 30, 2016, we had 13 hydraulic fracturing fleets and eight wireline trucks operating in the most active unconventional oil and natural gas basins in the U.S., including the Permian Basin, the Marcellus Shale/Utica Shale, the SCOOP/STACK Formation and the Bakken Formation. We are one of the largest providers of hydraulic fracturing services in the Permian Basin, the Marcellus Shale/Utica Shale and the Bakken Formation by total hydraulic horsepower deployed.

Our completion services are designed in partnership with our customers to enhance both initial production rates and estimated ultimate recovery from new and existing wells. We seek to deploy our assets with well-capitalized customers that have long-term development programs that enable us to maximize operational efficiencies and the return on our assets. We believe our integrated approach increases efficiencies and provides potential cost savings for our customers, allowing us to broaden our relationships with existing customers and attract new ones. In addition, our technical team and engineering center, which is located in The Woodlands, Texas, provides us the ability to supplement our service offerings with engineered solutions specifically tailored to address their completion requirements and challenges.

We believe the demand for our services will increase over the medium and long-term as a result of a number of favorable industry trends. While drilling and completion activity has improved along with a rebound in commodity prices from their lows in early 2016 of $26.21 per barrel (based on the Cushing WTI Spot Oil Price (“WTI”)) and

$1.64 per million British Thermal Units (“mmBtu”) for natural gas, we believe there are long-term fundamental demand and supply trends that will benefit our company. We believe demand for our services will grow from:

•	Increases in customer drilling budgets focused in our core service areas;

•	Increases in the percentage of rigs that are drilling horizontal wells;

•	Increases in the length of the typical horizontal wellbore;

•	Increases in the number of fracture stages in a typical horizontal wellbore; and

•	Increases in pad drilling and simultaneous fracturing/wireline operations.

We believe demand and pricing for our services will be further enhanced by a reduction in available hydraulic fracturing equipment as a result of:

•	Cannibalization of parked equipment and increased maintenance costs;

•	Aging of existing fleets given the limited investment since the industry downturn in late 2014;

•	Increased customer focus on well-capitalized, safe and efficient service providers that can meet or exceed their requirements; and

•	Reduced access to capital for fleet acquisition, maintenance and deployment.

Pricing levels for our industry’s services are driven primarily by asset utilization. With the downturn in commodity prices from late 2014 into early 2016, asset utilization across the hydraulic fracturing industry has been reported at approximately 37%. Of our total 23 hydraulic fracturing fleets, 13 fleets, or 57% of our total fleets, were deployed as of November 30, 2016. We believe our deployment rate reflects the quality of our assets and services. Due to lack of investment in maintenance and aging equipment, we believe that approximately 70% of active industry equipment is currently deployed. We have 15 active hydraulic fracturing fleets, of which 13 fleets, or 87% of our active fleets, were deployed as of November 30, 2016. Based on current pricing for component parts and labor, we believe our remaining eight inactive fleets can be made operational at a cost of approximately $1.5 million per fleet.

Our History

Our company was founded in 1973 by the Keane family in Lewis Run, Pennsylvania. We have been well regarded as a customer-focused operator that prioritizes safety, the environment and our relationship with the communities in which we operate. We are committed to maintaining conservative financial policies and a disciplined approach to asset deployment, adding new capacity with customers with significant capital budgets and steady development programs rather than on a speculative basis.

We have developed what we believe is an industry-leading, completions-focused platform by emphasizing health, safety and environmental stewardship as our highest priority, implementing an efficient cost structure focused on disciplined cost controls, establishing a sophisticated supply chain and investing in state-of-the-art systems, technology and infrastructure to support our growth. Through these initiatives, our platform has demonstrated the ability to scale with an increase in activity. For example, in 2013, we organically entered into the Bakken Formation, where we remain one of the most active service providers, and, in 2014, we successfully recruited and integrated over 450 employees into our business, resulting in a 74% increase in our employee base.

We believe that our ability to identify, execute and integrate acquisitions is a competitive advantage. We have demonstrated the ability to grow both organically and through opportunistic acquisitions. From 2010 to 2014, we organically added seven hydraulic fracturing fleets deployed across the Marcellus Shale/Utica Shale, the Bakken Formation and the Permian Basin. We have also completed three acquisitions that have diversified our geographic presence and service line capabilities. In April 2013, we acquired the wireline technologies division of Calmena Energy Services, which provided us with wireline operations capabilities in the U.S. In December 2013, we acquired the assets of Ultra Tech Frac Services to establish a presence in the Permian Basin. In March 2016, we completed the opportunistic acquisition of Trican’s U.S. oilfield service operations resulting in the expansion of our hydraulic fracturing operations to the current 23 fleets and establishing Keane as one of the largest pure-play providers of integrated well completion services in the U.S. with approximately 944,250 hydraulic horsepower. This acquisition added high quality equipment, provided increased scale in key operating basins, expanded our customer base, and offered significant cost reduction opportunities. To date we have identified and implemented a plan to achieve over $80 million of annualized cost savings as a result of facility consolidations, head count rationalization and procurement savings. The Trican transaction also enhanced our access to proprietary technology and engineering capabilities that have improved our ability to provide integrated services solutions. We intend to continue to evaluate potential acquisitions on an opportunistic basis that would complement our existing service offerings or expand our geographic capabilities.

Our Competitive Strengths

We believe that technical expertise, fleet capability, equipment quality and robust preventive maintenance programs, integrated solutions, experience, scale in leading basins and health, safety and environmental (“HSE”) performance are the primary differentiating factors within the industry. We specialize in providing customized completion solutions to our customers that increase efficiency, improve safety and lower their overall cost.

Accordingly, we believe the following strengths differentiate us from many of our competitors and contribute to our ongoing success:

Multi-Basin Service Provider with Close Proximity to Our Customers.

We provide our services in several of the most active basins in the U.S., including the Permian Basin, the Marcellus Shale/Utica Shale, the SCOOP/STACK Formation, the Bakken Formation and the Eagle Ford Shale. These regions are expected to account for approximately 87% of all new horizontal wells anticipated to be drilled between 2016 and 2020. In addition, the high-density of our operations in the basins in which we are most active provides us the opportunity to leverage our fixed costs and to quickly respond with what we believe are highly efficient, integrated solutions that are best suited to address customer requirements.

In particular, we are one of the largest providers in the Permian Basin and the Marcellus Shale/Utica Shale, the most prolific and cost-competitive oil and natural gas basins in the United States, respectively. According to Spears & Associates, the Permian Basin and the Marcellus Shale/Utica Shale are expected to account for the greatest crude oil and natural gas production growth in the U.S. through 2020 based on forecasted rig counts. These basins have experienced a recovery in activity since the spring of 2016, representing approximately 62% of the increase in U.S. rig count from its May 2016 low of 404 to 597 as of December 2016.

Our Houston, Texas-based headquarters, eight field offices and numerous management and sales offices are in close proximity to unconventional resource plays which allows us to take a hands-on approach to customer relationships at multiple levels within our organization, anticipate our customers’ needs and efficiently deploy our assets.

The below map represents our areas of operation:

Customer-Tailored Approach.

We seek to develop long-term partnerships with our customers by investing significant time and effort educating them on our value proposition and maintaining a continuous dialogue as we deliver ongoing service. We believe our direct line of communication with our customers at the senior management level as well as with key operational managers in the field provides us with the ability to address issues quickly and efficiently and is highly valued by our customers. In November 2016, we received Shell Global Solutions International’s annual Well Services Performance Award in recognition of our Permian Basin team’s exceptional 2016 performance and customer service in hydraulic fracturing and wireline services.

In connection with the Trican transaction, we acquired our Engineered Solutions Center, comprised of a dedicated team of engineers and a network of field labs, which we believe provides value-added capabilities to both our new and existing customers. We believe our Engineered Solutions Center enables us to support our customers’ technical specifications with a focus on reducing costs and increasing production. As pressure pumping complexity increases and the need for comprehensive, solution-driven approaches grows, our Engineered Solutions Center is able to meet our customers’ business objectives cost-effectively by offering flexible design solutions that package our services with new and existing product offerings. Our Engineered Solutions Center is focused on providing (1) economical and effective fracture designs, (2) enhanced fracture stimulation methods, (3) next-generation fluids and technologically advanced diverting agents, such as MVP Frac™ and TriVert™, which we received the right to use as part of the Trican transaction, (4) dust control technologies and (5) customized solutions to individual customer and reservoir requirements.

Track Record of Providing Safe and Reliable Solutions.

Safety is our highest priority and we believe we are among the safest service providers in the industry. For example, we achieved a total recordable incident rate (“TRIR”), which we believe is a reliable measure of safety performance, that is less than half of the industry average from 2013 to 2015. We believe we have an industry leading behavior-based safety program to ensure each employee understands the importance of safety.

Depending on job requirements, each new employee goes through a rigorous on-boarding and training program, is assigned a dedicated mentor, is routinely subject to our “Fit for Duty” verification program and periodically attends safety and technical certification programs. Our customers seek to protect their field employees, contractors and communities in which they serve as well as minimize the risk of disproportionately high costs that can result from an HSE incident. As a result, our customers demand robust HSE programs from their service providers and view safety records as a key criterion for vendor selection. We believe our safety and training record creates a competitive advantage by enhancing our ability to develop long-term relationships with our customers, allowing us to qualify to tender bids on more projects than many of our competitors and enabling us to attract and retain employees.

Modern, High-Quality Asset Base and Robust Maintenance Program.

We have invested in modern equipment, including dual-fuel fracturing pumps, Tier IV engines, stainless steel fluid ends, dry friction reducer and dry guar, to enhance our efficiency and safety. In addition, our high-quality, heavy-duty hydraulic fracturing and wireline fleets reduce operational downtime and maintenance costs while enhancing our ability to provide reliable, safe and consistent service to our customers. We have approximately 944,250 total hydraulic horsepower and can deploy up to 23 hydraulic fracturing fleets. As of November 30, 2016, we had 13 hydraulic fracturing fleets and eight wireline trucks deployed. We believe we have a robust preventative maintenance program for both our active and inactive fleets which allows us to respond to customer demand in a timely, safe and cost-efficient manner, and we continue to invest in and stock critical parts and components.

Since April 1, 2016, we have deployed 5 hydraulic fracturing fleets to service customers at a total cost to deploy of approximately $8 million. In addition, based on current pricing for component parts and labor, we believe our remaining inactive hydraulic fracturing fleets can be made operational at a cost of approximately $1.5 million per fleet. Based upon our recent deployment experience, we believe it takes approximately 45 days to activate and staff a single hydraulic fracturing fleet, allowing us to quickly and cost-effectively respond to an increase in customer demand. We also believe we can deploy each of our wireline trucks in less than 30 days at a nominal cost. Our conservative financial profile and continued investment in our assets and fleets should enable us to maintain an efficient operating cost structure as we begin to redeploy assets, ensuring our operators have safe, well-maintained equipment to service our customers.

Flexible Supply Chain Management Capabilities.

Our sophisticated logistics network is comprised of strategically-located field offices, proppant storage facilities and proprietary last-mile transportation solutions. We have a dedicated supply chain team that manages sourcing and logistics to ensure flexibility and continuity of supply in a cost-effective manner across all areas of operation. We maintain multi-year relationships with industry-leading suppliers of proppant and have contracted secure supply at pricing reflecting current market conditions for over 80% of our expected demand through 2020, based on existing job designs. We currently have a network of 1,050 modern railcars, which are being leased to us on a multi-year basis, and which provides us with valuable and flexible logistical support for our operations. Our logistics infrastructure also includes access to eight third-party unit train facilities, which improve railcar turn times and reduce transit costs, and approximately 50 transload facilities. In addition, we own over 120 pneumatic sand-hauling trucks for last-mile transportation to the well site, which gives us the ability to access and deliver proppant where and when needed. We believe our supply chain and logistics network provide us with a competitive advantage by allowing us to quickly respond during periods of increased demand for our services.

Strong Balance Sheet and Disciplined Use of Capital.

We believe our balance sheet strength represents a significant competitive advantage, allowing us to pro-actively maintain our fleet while also pursuing opportunistic initiatives to further grow and expand our base business with new and existing customers. Our customers seek to employ well-capitalized service providers that are in the best position to meet their service requirements and their financial obligations, and, as a result, we intend to continue to maintain a strong balance sheet.

We adjust our capital expenditures based on prevailing industry conditions, the availability of capital and other factors as needed. Throughout the industry downturn that began in 2014, we have prioritized continued investment in our robust maintenance program to ensure our fleet of equipment can be deployed efficiently as demand recovers. At September 30, 2016, we had $62.4 million and $147.5 million of cash on hand on an actual basis and on a pro forma basis after giving effect to the sale of our common stock and the use of net proceeds as described herein, respectively, and $33.5 million of availability under our Existing ABL Facility on both an actual and pro forma basis, providing us with the means to fund deployment of fleets and grow our operations. We intend to continue to prioritize maintenance, upgrades, refurbishments and acquisitions, in a disciplined and diligent manner, carefully evaluating these investments based on their ability to maintain or improve our competitive position and strengthen our financial profile while creating value for our shareholders.

Best-in-Class Management Team with Extensive Industry Experience.

The members of our management team are seasoned operating, financial and administrative executives with extensive experience in and knowledge of the oilfield services industry. Our management team is led by our Chairman and Chief Executive Officer, James C. Stewart, who has over 30 years of industry experience. Each member of our management team brings significant leadership and operational experience with long tenures in the industry and respective careers at highly regarded companies, including Schlumberger Limited, Halliburton, Baker Hughes, Weatherford International and General Electric. The members of our executive management team provide us with valuable insight into our industry and a thorough understanding of customer requirements.

Our Strategy

Our principal business objective is to increase shareholder value by profitably growing our business while safely providing best-in-class completion services. We expect to achieve this objective through:

Efficiently Capitalizing on Industry Recovery.

Hydraulic fracturing represents the largest cost of completing a shale oil or gas well and is a mission-critical service required for the continued development of U.S. shale resources. Upon a recovery in demand for oilfield services in the U.S., the hydraulic fracturing sector is expected to have among the highest growth rates among oilfield service providers. Industry reports have forecasted that the North American onshore stimulation sector, which includes hydraulic fracturing, will increase at a compound annual growth rate (“CAGR”), a measure of growth rate for selected points in time, of 10% from 2006 to 2020, and 30% from 2016 through 2020. As a well-capitalized provider operating in the most active unconventional oil and natural gas basins in the U.S., we believe that our business is well positioned to capitalize efficiently on an industry recovery. We have invested significant resources and capital to develop a market leading platform with demonstrated capabilities and technical skills that is well equipped to address increased demand from our customers. We believe that our rigorous preventative maintenance program provides us with a well-maintained hydraulic fracturing fleet and the ability to deploy inactive fleets efficiently. Based upon our recent experience and current pricing for components and labor, we believe it will take approximately 45 days to activate a single hydraulic fracturing fleet, allowing us to quickly and cost-effectively respond to an increase in customer demand at a cost of approximately $1.5 million per fleet. We also believe we can incrementally deploy each of our wireline trucks in less than 30 days at a nominal cost.

Developing and Expanding Relationships with Existing and New Customers.

We target well-capitalized customers that we believe will be long-term participants in the development of conventional and unconventional resources in the U.S., value safe and efficient operations, have the financial stability and flexibility to weather industry cycles and seek to develop a long-term relationship with us. We believe our high-quality fleets, diverse completion service offerings, engineering and technology solutions and geographic footprint with basin density in some of the most active basins position us well to expand and develop relationships with our existing and new customers. These qualities, combined with our past performance, have resulted in the renewal and new award of service contracts by our customers and by an expansion of the basins in which we operate for these customers. We believe these arrangements will provide us an attractive revenue stream while leaving us the ability to deploy our remaining fleets as industry demand and pricing continue to recover. We have invested in our sales organization, nearly tripling its headcount over the past two years. Together with our sales team, our Chief Executive Officer and our President and Chief Financial Officer are deeply involved with our commercial sales effort, fostering connectivity throughout a customer’s organization to further develop the relationship. We believe this level of senior management engagement differentiates us from many of our larger integrated peers.

Continuing Our Industry Leading Safety Performance and Focus on the Environment.

We are committed to maintaining and improving the safety, reliability, efficiency and environmental impact of our operations, which we believe is key to attracting new customers and maintaining relationships with our current customers, regulators and the communities in which we operate. As a result of our strong emphasis on training and safety protocols, we have one of the best safety records and reputations in the industry which helps us to attract and retain employees. We have maintained a strong safety record even as our employee base increased by 137% over the past three years. From the beginning of 2013 to 2015, our TRIR and lost time incident rate (“LTIR”) dropped by approximately 30% and 50%, respectively, and, for the year ended December 31, 2015, our TRIR and LTIR statistics were 0.50 and 0.12, respectively. We believe we are among the safest service providers in the industry. For example, we achieved a TRIR, which we believe is a reliable measure of safety performance, that is less than half of the industry average from 2013 to 2015. In addition, all of our field-based management are provided financial incentives to satisfy safety standards and customer expectations, which we believe motivates them to continually maintain a focus on quality and safety. We work diligently to meet or exceed applicable safety and environmental requirements from our customers and regulatory agencies, and we intend to continue to enhance our safety monitoring function as our business grows and operating conditions change. For example, we have made investments in more efficient engines and dual-fuel kits to comply with customer requirements to reduce emissions and noise at the well site. In addition, we have also invested in spill prevention equipment and remediation systems and dust control technology, which we believe allows us to meet or exceed the latest Occupational Safety and Health Administration (“OSHA”) requirements and standards. We have also deployed high-grade cameras to remotely monitor high-risk zones in our field operations, which we believe helps reduce safety risks to our employees. We believe that our commitment to maintaining a culture that prioritizes safety and the environment is critical to the long-term success and growth of our business.

Investing Further in Our Robust Maintenance Program.

We have in place a rigorous preventative maintenance program to continuously maintain our fleets, resulting in less downtime, reduced equipment failure in demanding conditions, lower operating costs and overall safer and more reliable operations. Due to our strong balance sheet, we have been able to sustain investment in maintenance, including preemptive purchases of key components and upgrades to our fleets throughout the downturn. We believe that the quality of our fleets and our maintenance program enhance our ability to both secure contracts with new customers and to service our existing customers reliably and efficiently. Our active fleet uptime is reinforced by preventive maintenance on our equipment, allowing us to minimize the negative impact to our customers from equipment failure. In addition, we continue to monitor advances in hydraulic fracturing and wireline technology and make strategic purchases to enhance our existing capabilities.

Maintaining a Conservative Balance Sheet to Preserve Operational and Strategic Flexibility.

We carefully manage our liquidity by continuously monitoring cash flow, capital spending and debt capacity. Our focus on maintaining our financial strength and flexibility provides us with the ability to execute our strategy through industry volatility and commodity price cycles, as evidenced by our recent completion of the Trican transaction and continued investment in our robust maintenance program. We intend to maintain a conservative approach to managing our balance sheet to preserve operational and strategic flexibility. At September 30, 2016, we had $62.4 million and $147.5 million of cash on hand on an actual basis and on a pro forma basis after giving effect to the sale of our common stock and the use of net proceeds as described herein, respectively, and $33.5 million of availability under our Existing ABL Facility on both an actual and pro forma basis, providing us with the means to fund deployment of fleets and grow our operations.

Continued Evaluation of Consolidation Opportunities that Strengthen Capabilities and Create Value.

We believe that our ability to identify, execute and integrate acquisitions is a competitive advantage. Since 2011, we have completed three acquisitions that have diversified our geographic presence and service line capabilities. In April 2013, we acquired the wireline technologies division of Calmena Energy Services to expand our wireline operations capabilities in the U.S. In December 2013, we acquired the assets of Ultra Tech Frac Services to establish a presence in the Permian Basin. In March 2016, we completed the Trican transaction, creating a leading independent provider of hydraulic fracturing services in the United States. This acquisition added high quality equipment, provided increased scale in key operating basins, expanded our customer base and offered significant cost reduction opportunities. To date we have identified and implemented a plan to achieve over $80 million of annualized cost savings as a result of facility consolidations, head count rationalization and procurement savings. The Trican transaction also provided us access to proprietary technology and engineering capabilities that have enhanced our ability to provide integrated services solutions. We intend to continue to evaluate potential acquisitions on an opportunistic basis that would complement our existing service offerings or expand our geographic capabilities and allow us to earn an appropriate return on invested capital.

Risks Related to Our Business and This Offering

An investment in shares of our common stock involves a high degree of risk, including the speculative nature of oil and natural gas development and production, competition, volatile oil and natural gas prices and other material factors. You should carefully read and consider the section entitled “Risk Factors” following this prospectus summary before making an investment decision. The following considerations, among others, may offset our competitive strengths or have a negative effect on our strategy or operating activities, which could cause a decrease in the price of our common stock and a loss of all or part of your investment:

•	We do not anticipate available cash for quarterly distribution on our common stock.

•

Oil and natural gas prices are volatile. A sustained decline in oil and natural gas prices could adversely affect our business, financial condition and results of operations and our ability to meet our capital expenditure obligations and financial commitments.

•	We depend upon several significant customers within the E&P industry for most of our revenue. The loss of one or more of these customers could adversely affect our revenues.

•	Our operations are subject to operational hazards for which we may not be adequately insured.

•	Difficulties managing the growth of our business may adversely affect our financial condition, results of operations and cash available for distribution.

•	Competition within our industry may adversely affect the price for our services.

•

We rely on a number of third parties to provide raw materials and equipment in order to offer our services, and the termination of our relationship with one or more of these third parties could adversely affect our operations.

•	Our operations are subject to various governmental regulations that require compliance that can be burdensome and expensive and adversely affect the feasibility of conducting our operations.

•

Any failure by us to comply with applicable environmental laws and regulations, including those relating to hydraulic fracturing, could result in governmental authorities taking actions that adversely affect our operations and financial condition.

•	Our failure to successfully identify, complete and integrate future acquisitions of assets or businesses could reduce our earnings and cash available for distribution and slow our growth.

•	Our failure to successfully complete the Anticipated Refinancing Transactions could adversely affect our operations and financial condition.

•	We expect to be a “controlled company” within the meaning of the rules of the NYSE and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Our Corporate Structure

Our business is currently conducted through our operating subsidiaries, which are wholly-owned by Keane. The equity interests of Keane immediately prior to the IPO-Related Transactions were owned (directly and indirectly) by entities affiliated with our Sponsor, certain members of the Keane family, Trican and certain current members of our management, whom we refer to as our “Existing Owners,” as well as our independent directors. Keane Group, Inc. is a newly formed entity.

In order to effectuate this offering, we expect to effect the following series of transactions prior to and/or concurrently with the closing of this offering that will result in the reorganization of our business so that it is owned by Keane Group, Inc. Specifically, (i) our Existing Owners will contribute all of their direct and indirect equity interests in Keane to Keane Investor Holdings LLC (“Keane Investor”); (ii) Keane Investor will contribute all of its equity interests in Keane to Keane Group, Inc. in exchange for common stock of Keane Group, Inc; and our independent directors will receive grants of restricted common stock of Keane Group, Inc. in substitution for their interests in Keane. As a result of the foregoing transactions and this offering, an aggregate of 80,828,019 shares of our common stock will be owned by Keane Investor (assuming that the underwriters’ over-allotment option to purchase additional shares from the selling stockholder is not exercised) and our independent directors. In addition, all of our existing Class B and Class C Units will be exchanged for Class B and Class C Units in Keane Investor.

The chart below summarizes our corporate structure after giving effect to this offering and the IPO-Related Transactions, assuming that the underwriters’ over-allotment option to purchase shares from the selling stockholder is not exercised and excluding the 98,015 shares of restricted stock held by our independent directors:

For a further discussion of the IPO-Related Transactions, see “IPO-Related Transactions and Organizational Structure.”

Preliminary Results For The Three-Months Ended December 31, 2016

Although our results of operations for the three-months ended December 31, 2016 are not yet final, the following unaudited information reflects our preliminary expectations with respect to such results based on information currently available to management. The financial information for the three-months ended December 31, 2016 does not reflect a breakdown of segment revenues and cost of services, as this information is not yet derivable and is subject to the completion of our normal closing procedures and a review by our independent auditors. The financial information for the three-months ended December 31, 2015 does not give pro forma effect to the acquisition of the Acquired Trican Operations.

Based on the preliminary results, we estimate that revenue, on an actual basis, will be within a range of $149 million to $151 million for the three months ended December 31, 2016 as compared to $54 million for the same period of 2015. This increase was primarily attributable to the additional number of hydraulic fracturing fleets deployed reflecting the inclusion of the acquired Trican assets and the increased utilization of the combined asset base, partially off-set by lower revenue per deployed hydraulic fracturing fleet as a result of competitive pricing due to current market conditions.

Based on the preliminary results, we estimate that cost of services will be within a range of $137 million to $139 million for the three-months ended December 31, 2016 as compared to $50 million for the same period of

2015. The increase in cost of services was primarily driven by higher activity of our hydraulic fracturing fleets and the commissioning costs associated with deploying such fleets.

Based on the preliminary results, we estimate that selling, general and administrative expense, which represents costs associated with managing and supporting our operations, will be within a range of $11 million to $12 million for the three-months ended December 31, 2016 as compared to $7 million for the same period of 2015. The increase in selling, general and administrative expense is related to increased headcount, property taxes and insurance associated with a larger asset base as a result of the Acquired Trican Operations.

Based on the preliminary results, we estimate that depreciation and amortization expense will be approximately $29 million for the three-months ended December 31, 2016 as compared to $17 million for the same period of 2015. This increase is primarily attributable to additional depreciation and amortization expense related to the property and equipment included in the Acquired Trican Operations. This increase was partially offset by a decrease in depreciation expense of Keane’s existing equipment as some assets became fully depreciated and reduced capital expenditures in 2016.

Based on the preliminary results, we estimate that interest expense will be approximately $9 million for the three-months ended December 31, 2016 as compared to $6 million for the same period of 2015. This increase was primarily attributable to an increase in the interest rate in accordance with the modified terms of the NPA (as defined herein), interest expense incurred on the Existing Term Loan Facility (as defined herein) and higher commitment fees incurred on the Existing ABL Facility (as defined herein).

Based on the preliminary results, we estimate that net loss will be within a range of $36 million to $38 million for the three-months ended December 31, 2016 as compared to a net loss of $26 million for the same period of 2015. This increase in net loss is primarily driven by the factors discussed above.

Based on the preliminary results, we estimate that Adjusted EBITDA will be within a range of $5 million to $7 million for the three-months ended December 31, 2016 as compared to $0.4 million for the same period of 2015. The increase was driven by higher revenue due to increased fleet utilization and cost saving initiatives.

EBITDA and Adjusted EBITDA Description and Reconciliation

Adjusted EBITDA is a Non-GAAP Measure defined as earnings (net income (loss)) before interest, income taxes, depreciation and amortization, further adjusted to eliminate the effects of items management does not consider in assessing ongoing performance.

Adjusted EBITDA is a Non-GAAP Measure that provides supplemental information we believe is useful to analysts and investors to evaluate our ongoing results of operations, when considered alongside other GAAP measures such as net income, operating income and gross profit. This Non-GAAP Measure excludes the financial impact of items management does not consider in assessing our ongoing operating performance, and thereby facilitates review of our operating performance on a period-to-period basis. Other companies may have different capital structures, and comparability to our results of operations may be impacted by the effects of acquisition accounting on our depreciation and amortization. As a result of the effects of these factors and factors specific to other companies, we believe Adjusted EBITDA provides helpful information to analysts and investors to facilitate a comparison of our operating performance to that of other companies.

The table set forth below is a reconciliation of net loss to Adjusted EBITDA (in millions) for the three-months ended 2016 (estimated) and 2015 (actual):

	Three-Months Ended
(in millions, unaudited)	December 31, 2016 (Low)	December 31, 2016 (High)	December 31, 2015 (Actual)
Net income (loss)	(38.4)	(36.4)	(25.7)
Depreciation and amortization	28.5	28.5	16.5
Interest expense, net	9.2	9.2	5.8
Income tax expense	0.0	0.0	0.8

EBITDA	(0.7)	1.3	(2.7)
Acquisition, integration and divestiture costs	2.7	2.7	2.3
Fleet commissioning costs	2.8	2.8	0.0
Unit-based compensation	0.1	0.1	0.2
Other	0.1	0.1	0.5

Adjusted EBITDA	$5.0	$7.0	$0.4

The preliminary financial information included in this prospectus reflects management’s estimates based solely upon information available to us as of the date of this prospectus and is the responsibility of management. The preliminary financial results presented above are not a comprehensive statement of our financial results for the three-months ended December 31, 2016. In addition, the preliminary financial results presented above have not been audited, reviewed, or compiled by our independent registered public accounting firm, KPMG LLP. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto and assumes no responsibility for, and disclaims any association with, this information. The preliminary financial results presented above are subject to the completion of our financial closing procedures, which have not yet been completed. Our actual results for the three-months ended December 31, 2016 will not be available until after this offering is completed and may differ materially from these estimates. Therefore, you should not place undue reliance upon these preliminary financial results. For instance, during the course of the preparation of the respective financial statements and related notes, additional items that would require material adjustments to be made to the preliminary estimated financial results presented above may be identified. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. Accordingly, the revenues and income before tax in any particular period may not be indicative of future results. See “Special Note Regarding Forward-Looking Statements.”

Anticipated Refinancing Transactions

We have had preliminary discussions with potential lenders, financial intermediaries and advisors and following the consummation of this offering, subject to market conditions, we intend to enter into new financing facilities, consisting of a new asset-based revolving facility and a new term loan facility (such new facilities, the “New Credit Facilities”). If we enter into the New Credit Facilities, we intend to use the proceeds thereof to repay all amounts outstanding under, and to terminate, the Existing ABL Facility and our Notes (as defined herein) under the NPA. We refer to these refinancings as the “Anticipated Refinancing Transactions.” The Anticipated Refinancing Transactions are expected to extend the weighted average maturity of our indebtedness and provide us with more flexibility to pursue various transactions than we have under the restrictive covenants in our existing indebtedness. The terms of the Anticipated Refinancing Transactions may be adversely affected by economic, market, geopolitical and other conditions prevailing at the time we propose to consummate such transactions, most of which are beyond our control. There can be no assurance that we will be able to complete the Anticipated Refinancing Transactions on terms favorable to us, or at all. This offering is not contingent upon our entering into the New Credit Facilities, and there can be no assurance that we will enter into the New Credit Facilities and terminate the Existing ABL Facility and NPA following the consummation of this offering, or at all, and we may elect not to proceed with the Anticipated Refinancing. See “Description of Indebtedness—Anticipated Refinancing Facilities” and “Risk Factors—Risks Relating to Our Indebtedness—We may be unable to complete the Anticipated Refinancing Transactions, or we may decide not to pursue the Anticipated Refinancing Transactions.

Corporate Information

Keane Group, Inc. is a Delaware corporation that was incorporated on October 13, 2016 to undertake this offering. Our principal executive offices are located at 2121 Sage Road, Suite 370, Houston, TX 77056. Our telephone number is (713) 960-0381 and our internet address is www.keanegrp.com. Our website and the information contained thereon and accessible therefrom are not part of this prospectus and should not be relied upon by prospective investors in connection with any decision to purchase our common shares.

Our Equity Sponsor

We believe that one of our strengths is our relationship with our Sponsor. We believe we will benefit from our Sponsor’s investment experience in the energy sector, its expertise in mergers and acquisitions and its support on various near-term and long-term strategic initiatives.

Established in 1992, Cerberus and its affiliated group of funds and companies comprise one of the world’s leading private investment firms with approximately $32 billion of capital under management in four primary strategies: control and non-control private equity investments, distressed securities and assets, commercial mid-market lending and real estate-related investments. In addition to its New York headquarters, Cerberus has offices throughout the United States, Europe and Asia.

Our Sponsor will indirectly control us through its ownership of Keane Investor and will continue to be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. Following the completion of the IPO-Related Transactions and this offering, Keane Investor will own approximately 78% of our common stock, or 75% if the underwriters exercise their over-allotment option to purchase additional shares in full. As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the NYSE on which we have been approved to list our shares and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. As a result, our stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements. Following the completion of the IPO-Related Transactions and this offering, we will be required to appoint to our board of directors individuals designated by Keane Investor. Furthermore, if we cease to be a controlled company under the applicable rules of the NYSE, but Keane Investor collectively owns at least 35% of our then-outstanding common stock, Keane Investor shall have the right to designate a number of members of our board of directors equal to one director fewer than 50% of our board of directors and Keane Investor shall cause its directors appointed to our board of directors to vote in favor of maintaining an 11-person board. In connection with this offering, Keane Group, Inc. will enter into a stockholders agreement with Keane Investor (the “Stockholders’ Agreement”), and if a permitted transferee or assignee of such party that succeeds to such party’s rights under the Stockholders’ Agreement (each transferee or assignee, a “Holder” and, collectively, the “Holders”) has beneficial ownership of less than 35% but at least 20% of our then-outstanding common stock, such Holder shall have the right to designate a number of members of our board of directors equal to the greater of (a) three or (b) 25% of the size of our board of directors (rounded up to the next whole number). If a Holder has beneficial ownership of less than 20% but at least 15% of our then-outstanding common stock, such Holder shall have the right to designate a number of directors equal to the greater of (a) two or (b) 15% of the size of our board of directors (rounded up to the next whole number). If a Holder has beneficial ownership of less than 15% but at least 10% of our then-outstanding common stock, such Holder shall have the right to designate one director to our board of directors.

The interests of our Sponsor may not coincide with the interests of other holders of our common stock. Additionally, our Sponsor is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Our Sponsor may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as Cerberus continues to own a significant amount of the outstanding shares of our common stock through Keane Investor, Cerberus will continue to be able to strongly influence or effectively control our decisions, including potential mergers or acquisitions, asset sales and other significant transactions.

See “Risk Factors—Risks Related to This Offering and Owning Our Common Stock.”

Implications of being An Emerging Growth Company

We qualify as an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•

a requirement to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;

•

an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•

an exemption from new or revised financial accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation;

•	reduced disclosure about the emerging growth company’s executive compensation arrangements; and

•	no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

The JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision, and as a result, we plan to comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

We have elected to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of our elections, which may result in a less active trading market for our common stock and more volatility in our stock price.

We may take advantage of these provisions for up to five years or until such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, are deemed to be a large accelerated filer (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) or issue more than $1.0 billion of non-convertible debt securities over a three-year period.

The Offering

Issuer	Keane Group, Inc.

Selling stockholder	Keane Investor Holdings LLC

Common stock outstanding immediately before this offering	87,428,019 shares.

Common stock offered by us	15,700,000 shares.

Common stock offered by selling stockholder	6,600,000 shares.

Common stock to be outstanding immediately after this offering	103,128,019 shares.

Option to purchase additional shares	The selling stockholder has granted to the underwriters a 30-day over-allotment option to purchase up to 3,345,000 additional shares of our common stock at the initial public offering price less the underwriting discount and commissions.

Use of proceeds	We estimate that our net proceeds from this offering, after deducting underwriting discounts and approximately $6.0 million of estimated offering expenses, will be approximately $250.5 million if the over-allotment option is not exercised and $246.6 million if the over-allotment option is exercised, assuming the shares are offered at $18.00 per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus.

We intend to use the net proceeds from this offering to fully repay our existing balance of approximately $99 million under our Existing Term Loan Facility (and, in addition, approximately $16 million of prepayment premium related to such repayment), repay approximately $50 million of our Notes and to pay fees and expenses related to this offering. We intend to use any remaining proceeds for general corporate purposes, which may include the repayment of indebtedness, capital expenditures, working capital and potential acquisitions and strategic transactions.

We will not receive any of the proceeds from the sale of shares of common stock sold by the selling stockholder.

See “Use of Proceeds.”
Dividend policy	We do not intend to pay dividends for the foreseeable future. The declaration and payment of any future dividends will be at the sole discretion of our board of directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends, and other considerations that our board of directors deems relevant.

See “Dividend Policy.”

NYSE trading symbol	“FRAC.”

Risk factors	For a discussion of risks relating to our company, our indebtedness, our business and an investment in our common stock, see “Risk Factors” and all other information set forth in this prospectus before investing in our common stock.

Unless otherwise indicated, all information in this prospectus excludes up to 3,345,000 shares of our common stock that may be sold by the selling stockholder if the underwriters exercise in full their over-allotment option to purchase additional shares of our common stock.

Summary Consolidated Historical and Pro Forma Financial and Other Data

The following tables summarize our consolidated historical and pro forma financial and other data and should be read together with “Selected Historical Financial Information of Keane,” “Unaudited Pro Forma Condensed Combined and Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Keane” and our consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the summary balance sheet data as of December 31, 2015 and the consolidated statement of operations data for 2015 and 2014 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results set forth below are not necessarily indicative of results to be expected for any future period.

Our consolidated financial statements for the period from January 1, 2016 to March 15, 2016 reflect only the historical results of Keane prior to our completion of the Trican transaction. Commencing on March 16, 2016, our consolidated financial statements also include the financial position, results of operations and cash flows of the Acquired Trican Operations.

The Trican transaction had a material impact on our results of operations. Accordingly, we have included in this prospectus pro forma financial information which gives effect to the acquisition of the Acquired Trican Operations and the transactions related thereto, the IPO-Related Transactions and this offering for 2015, the nine months ended September 30, 2015 and the nine months ended September 30, 2016 as more fully described in the notes below. The pro forma financial information includes the historical actual results of Trican U.S. prior to Keane’s ownership and assumption of specific assets and liabilities as defined in the Trican APA and adjustments required to conform Trican U.S.’s accounting policies to Keane’s accounting policies, but does not reflect any realized or anticipated cost savings in connection with the transaction. Our pro forma results set forth below are not necessarily indicative of our actual results had we owned the Acquired Trican Operations in the historical periods, or of results to be expected for any future period. Therefore, we believe our actual financial results as set forth below are more reflective of ongoing performance. See “Unaudited Pro Forma Condensed Combined and Consolidated Financial Information” for additional information.

	Nine months ended September 30, 2016		Nine months ended September 30, 2015		Year ended December 31, 2015		Year ended December 31, 2014
(in thousands, except per share amounts)	Pro forma(2)(6)(7)	Actual(1)(7)	Pro forma(2)(6)(7)	Actual(7)	Pro forma(2)(6)(7)	Actual	Actual

Statement of Operations Data:
Revenue	$313,003	$269,537	$616,699	$312,175	$738,128	$366,157	$395,834
Costs of services(3)	296,068	273,364	439,254	256,251	522,792	306,596	323,718
Depreciation and amortization	87,012	71,947	100,254	53,085	128,356	69,547	68,254
Selling, general and administrative expenses	62,666	44,910	195,426	18,897	238,310	25,811	25,459
Impairment	—	—	104,368	3,914	250,367	3,914	11,098

Total operating costs and expenses	445,746	390,221	839,302	332,147	1,139,825	405,868	428,529

Operating (loss)	(132,743)	(120,684)	(222,603)	(19,972)	(401,697)	(39,711)	(32,695)

Other income (expense), net	(15,801)	537	(1,110)	(1,280)	(1,584)	(1,481)	(2,418)
Interest expense	(18,030)	(28,408)	(14,171)	(17,658)	(18,994)	(23,450)	(10,473)

Total other expenses	(33,831)	(27,871)	(15,281)	(18,938)	(20,578)	(24,931)	(12,891)

Pre-tax (loss)	(166,574)	(148,555)	(237,884)	(38,910)	(422,275)	(64,642)	(45,586)
Benefit for income taxes	62,349	—	89,040	—	158,058	—	—

Net (loss)	$(104,225)	$(148,555)	$(148,844)	$(38,910)	$(264,217)	$(64,642)	$(45,586)

Per Share Data(4)
Net loss per share
Basic	$(1.01)		$(1.44)		$(2.56)
Diluted	$(1.01)		$(1.44)		$(2.56)
Weighted average shares outstanding
Basic	103,128		103,128		103,128
Diluted	103,128		103,128		103,128

Statement of Cash Flows Data:
Cash flows from operating activities		$(50,319)		$44,805		$37,521	$18,732
Cash flows from investing activities		(219,207)		(24,429)		(26,038)	(138,870)
Cash flows from financing activities		278,305		(8,537)		(10,518)	137,298

Other Financial Data:
Capital expenditures		$221,246		$25,570		$27,246	$141,393
Adjusted EBITDA(5)	$(33,152)	$(4,214)	$(10,230)	$41,524	$(10,639)	$41,885	$59,563
Balance Sheet Data (at end of period):
Total assets		$548,359				$324,795	$418,855
Long-term debt (including current portion)		269,613				207,067	208,688
Total liabilities		348,218				244,635	272,215
Total members’ equity		200,141				80,160	146,640

(1)	Commencing on March 16, 2016, our consolidated financial statements also include the financial position, results of operations and cash flows of the Acquired Trican Operations.
(2)	The pro forma information for 2015, the nine months ended September 30, 2015 and the nine months ended September 30, 2016 reflects the acquisition of the Acquired Trican Operations and the transactions related thereto, the IPO-Related Transactions and the issuance of shares of our common stock in this offering and the application of the estimated net proceeds thereof (as described in “Use of Proceeds”), as if these events had occurred on January 1, the first day of 2015. The pro forma financial information includes the historical actual results of Trican U.S. prior to Keane’s ownership and assumption of specific assets and liabilities as defined in the Trican APA, and adjustments required to conform Trican U.S.’s accounting policies to Keane’s accounting policies, but does not reflect any realized or anticipated cost savings in connection with the Trican transaction. This assumes net proceeds of this offering to us of approximately $250.5 million if the over-allotment option is not exercised and $246.6 million if the over-allotment option is exercised, based on an initial public offering price of $18.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses. See “Unaudited Pro Forma Condensed Combined and Consolidated Financial Information” for a presentation of such pro forma financial data for 2015, the nine months ended September 30, 2015 and the nine months ended September 30, 2016.

(3)	Excludes depreciation and amortization, shown separately.
(4)	Gives effect to the items described in note 2 above as if they had occurred on January 1, 2015. See “Unaudited Pro Forma Condensed Combined and Consolidated Financial Information” for a presentation of such pro forma financial data.
(5)	Adjusted EBITDA is a Non-GAAP Measure defined as earnings (net income (loss)) before interest, income taxes, depreciation and amortization, further adjusted to eliminate the effects of items management does not consider in assessing ongoing performance. Pro forma amounts give effect to the items described in note 2 above, as applicable, as if they had occurred on January 1, 2015.

Adjusted EBITDA is a Non-GAAP Measure that provides supplemental information we believe is useful to analysts and investors to evaluate our ongoing results of operations, when considered alongside other GAAP measures such as net income, operating income and gross profit. These Non-GAAP Measures exclude the financial impact of items management does not consider in assessing our ongoing operating performance, and thereby facilitate review of our operating performance on a period-to-period basis. Other companies may have different capital structures, and comparability to our results of operations may be impacted by the effects of acquisition accounting on our depreciation and amortization. As a result of the effects of these factors and factors specific to other companies, we believe Adjusted EBITDA provides helpful information to analysts and investors to facilitate a comparison of our operating performance to that of other companies. Set forth below is a reconciliation of Adjusted EBITDA to net income:

	Nine months ended September 30, 2016		Nine months ended September 30, 2015		Year ended December 31, 2015		Year ended December 31, 2014
(in thousands)	Pro forma (h)	Actual (h)	Pro forma (h)	Actual (h)	Pro forma (h)	Actual	Actual
Net income (loss)	$(104,225)	$(148,555)	$(148,844)	$(38,910)	$(264,217)	$(64,642)	$(45,586)
Depreciation and amortization	87,012	71,947	100,254	53,085	128,356	69,547	68,254
Interest expense, net	18,030	28,408	14,171	17,658	18,994	23,450	10,473
Income tax (benefit) expense(a)	(62,349)	—	(89,040)	—	(157,265)	793	366

EBITDA	$(61,532)	$(48,200)	$(123,459)	$31,833	$(274,132)	$29,148	$33,507
Acquisition, integration, expansion and divestiture costs(b)(c)	21,142	36,748	6,927	3,935	10,398	6,272	9,062
Fleet commissioning costs	5,038	5,038	—	—	—	—	—
Impairment of assets(d)	—	—	104,368	3,914	250,367	3,914	11,098
Unit-based compensation(e)	1,826	1,826	212	120	489	312	2,417
Changes in value of financial instruments(f)	—	—	—	—	—	—	2,270
Other(g)	374	374	1,722	1,722	2,239	2,239	1,209

Adjusted EBITDA	$(33,152)	$(4,214)	$(10,230)	$41,524	$(10,639)	$41,885	$59,563

(a)	Income tax (benefit) expense includes add-back for income tax expense related to Canadian operations recorded in selling, general and administrative expenses in the consolidated statement of operations.
(b)	Represents professional fees, integration costs, earn-outs, lease-termination costs, severance, start-up and other costs associated with the Trican transaction and integration and the acquisition of Ultra Tech Frac Services, LLC (the “UTFS Acquisition”), organic growth initiatives, and costs associated with the wind-down of our Canadian operations. In our actual performance for the nine months ending September 30, 2016, $13.4 million was recorded in costs of services, $23.4 million was recorded in selling, general and administrative expenses and a nominal amount was recorded in other expense, net. In our actual performance for the nine months ending September 30, 2015, $1.1 million was recorded in costs of services, $1.2 million was recorded in selling, general and administrative expenses and $1.6 million was recorded in other income, net. In our actual performance for 2015, $1.1 million was recorded in costs of services, $3.5 million was recorded in selling, general and administrative expenses and $1.7 million was recorded in other expense, net. In our actual performance for 2014, $8.6 million was recorded in costs of services, $0.3 million was recorded in selling, general and administrative expenses and $0.2 million was recorded in other expense, net.
(c)	In our actual performance for the nine months ending September 30, 2016, $36.2 million was associated with the Trican transaction, $0.5 million was associated with initial public offering-related and other special projects-related costs and a nominal amount was related to other items. In our actual performance for the nine months ending September 30, 2015, $2.7 million was associated with the wind-down of our Canadian operations and the balance was related to severance and startup costs net of disposals. In our actual performance for 2015, $2.7 million was associated with the wind-down of our Canadian operations, $2.4 million with integration costs and the balance related to startup and severance costs. In our actual performance for the year ended December 31, 2014, $9.0 million was associated with the UFTS Acquisition and integration and hydraulic fracturing repositioning and a nominal amount was allocated to other items.
(d)	Represents non-cash impairment charges with respect to our long-lived assets and intangible assets.
(e)	Represents non-cash amortization of units issued to our employees over the vesting period, net of any forfeitures which are reflected in selling, general and administrative expenses.
(f)	Represents non-cash loss on debt extinguishment.

(g)	Represents legal expenses, consulting costs, development charges, forfeiture of deposit on hydraulic fracturing equipment purchase orders and other miscellaneous charges. In our actual performance for the nine months ending September 30, 2016, the foregoing was recorded in other expense, net. In our actual performance for the nine months ending September 30, 2015, nominal amounts were recorded in selling, general and administrative expenses and $1.7 million was recorded in other expense, net. In our actual performance for 2015, $0.2 million was recorded in costs of services and $2.0 million was recorded in other expense, net. In our actual performance for 2014, $0.7 million was recorded in selling, general and administrative expenses and $0.5 million was recorded in other expense, net.
(h)	Actual financial information for the interim periods, and pro forma financial information for the interim and year-end periods presented, is unaudited.
(6)	The pro forma balance sheet data as of September 30, 2016 gives effect to pro forma adjustments to reflect the IPO-Related Transactions and the issuance and sale of 22,300,000 shares of common stock in this offering by us and the selling stockholder and the application of approximately $165.4 million of the proceeds received by us from the sale of such shares to repay certain existing debt, including prepayment premiums, as described in “Use of Proceeds,” as if these events had occurred on September 30, 2016. This assumes net proceeds from this offering to us of approximately $250.5 million, based on an initial public offering price of $18.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriter discounts and commissions and estimated offering expenses. See “Unaudited Pro Forma Condensed Combined and Consolidated Financial Information” for a presentation of such unaudited pro forma condensed combined and consolidated balance sheet data.
(7)	Actual financial information for the interim periods, and pro forma financial information for the interim and year-end periods presented, is unaudited.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following information, together with other information in this prospectus, before investing in shares of our common stock. If any of the following risks or uncertainties actually occur, our business, financial condition, prospects, results of operations and cash flow could be materially adversely affected. Additional risks or uncertainties not currently known to us, or that we deem immaterial, may also have a material adverse effect on our business financial condition, prospects or results of operations. We cannot assure you that any of the events discussed in the risk factors below will not occur. In that case, the market price of our common stock could decline and you may lose all or a part of your investment.

Risks Related to Our Business and Industry

Our business is cyclical and depends on spending and well completions by the onshore oil and natural gas industry in the U.S., and the level of such activity is volatile. Our business has been, and may continue to be, adversely affected by industry conditions that are beyond our control.

Our business is cyclical, and we depend on the willingness of our customers to make expenditures to explore for, develop and produce oil and natural gas from onshore unconventional resources in the U.S. The willingness of our customers to undertake these activities depends largely upon prevailing industry conditions that are influenced by numerous factors over which we have no control, including:

•	prices, and expectations about future prices, for oil and natural gas;

•	domestic and foreign supply of, and demand for, oil and natural gas and related products;

•	the level of global and domestic oil and natural gas inventories;

•	the supply of and demand for hydraulic fracturing and other oilfield services and equipment in the United States;

•	the cost of exploring for, developing, producing and delivering oil and natural gas;

•	available pipeline, storage and other transportation capacity;

•	lead times associated with acquiring equipment and products and availability of qualified personnel;

•	the discovery rates of new oil and natural gas reserves;

•

federal, state and local regulation of hydraulic fracturing and other oilfield service activities, as well as exploration and production activities, including public pressure on governmental bodies and regulatory agencies to regulate our industry;

•	the availability of water resources, suitable proppant and chemicals in sufficient quantities for use in hydraulic fracturing fluids;

•	geopolitical developments and political instability in oil and natural gas producing countries;

•	actions of the Organization of the Petroleum Exporting Countries, its members and other state-controlled oil companies relating to oil price and production controls;

•	advances in exploration, development and production technologies or in technologies affecting energy consumption;

•	the price and availability of alternative fuels and energy sources;

•	weather conditions and natural disasters;

•	uncertainty in capital and commodities markets and the ability of oil and natural gas producers to raise equity capital and debt financing; and

•	U.S. federal, state and local and non-U.S. governmental regulations and taxes.

The volatility of the oil and natural gas industry and the resulting impact on exploration and production activity could adversely impact the level of drilling and completion activity by some of our customers. This volatility may result in a decline in the demand for our services or adversely affect the price of our services. In addition, material declines in oil and natural gas prices, or drilling or completion activity in the U.S. oil and natural gas shale regions, could have a material adverse effect on our business, financial condition, prospects, results of operations and cash flows. In addition, a decrease in the development of oil and natural gas reserves in our market areas may also have an adverse impact on our business, even in an environment of strong oil and natural gas prices.

Our business may be adversely affected by a deterioration in general economic conditions or a weakening of the broader energy industry.

A prolonged economic slowdown or recession in the U.S., adverse events relating to the energy industry or regional, national and global economic conditions and factors, particularly a further slowdown in the E&P industry, could negatively impact our operations and therefore adversely affect our results. The risks associated with our business are more acute during periods of economic slowdown or recession because such periods may be accompanied by decreased exploration and development spending by our customers, decreased demand for oil and gas and decreased prices for oil and gas.

A decline in or substantial volatility of crude oil and natural gas commodity prices could adversely affect the demand for our services. Price competition among our competitors has intensified and may persist during the industry downturn.

The demand for our services is substantially influenced by current and anticipated crude oil and natural gas commodity prices and the related level of drilling and completion activity and general production spending in the areas in which we have operations. Volatility or weakness in crude oil and natural gas commodity prices (or the perception that crude oil and natural gas commodity prices will decrease) affects the spending patterns of our customers and the products and services we provide are, to a substantial extent, deferrable in the event oil and natural gas companies reduce capital expenditures. As a result, we may experience lower utilization of, and may be forced to lower our rates for, our equipment and services.

Historical prices for crude oil and natural gas have been extremely volatile and are expected to continue to be volatile. For example, since 1999, oil prices have ranged from as low as approximately $10 per barrel to over $100 per barrel. The spot price per barrel as of November 30, 2016 was $49.22. In recent years, oil and natural gas prices and, therefore, the level of exploration, development and production activity, have experienced a sustained decline from the highs in the latter half of 2014 as a result of an increasing global supply of oil and a decision by OPEC to sustain its production levels in spite of the decline in oil prices and slowing economic growth in the Eurozone and China. Since November 2014, prices for U.S. oil have weakened in response to continued high levels of production by OPEC, a buildup in inventories and lower global demand. OPEC has recently announced its agreement to a framework for limiting crude output, but this agreement has not yet been finalized and the global supply excess may persist.

As a result of the significant decline in the price of oil, beginning in late 2014, E&P companies moved to significantly cut costs, both by decreasing drilling and completion activity and by demanding price concessions from their service providers, including providers of hydraulic fracturing services. Horizontal drilling activity, which is a principal factor influencing demand for hydraulic fracturing services, has declined in recent years. The horizontal rig count in the U.S. declined by 77% from December 31, 2014, to a historical low of 314 as of May 2016. In turn, service providers, including hydraulic fracturing service providers, were forced to lower their operating costs and capital expenditures, while continuing to operate their businesses in an extremely competitive environment. If these conditions persist, they will adversely impact our operations. A prolonged low level of activity in the oil and natural gas industry will adversely affect the demand for our products and services and our financial condition, prospects and results of operations.

Additionally, the commercial development of economically viable alternative energy sources (such as wind, solar geothermal, tidal, fuel cells and biofuels) could reduce demand for our services and create downward pressure on the revenue we are able to derive from such services, as they are dependent on oil and natural gas commodity prices.

Fuel conservation measures could reduce demand for oil and natural gas.

Fuel conservation measures, alternative fuel requirements and increasing consumer demand for alternatives to oil and natural gas could reduce demand for oil and natural gas. The impact of the changing demand for oil and natural gas may have a material adverse effect on our business, financial condition, prospects, results of operations and cash flows.

Our operations are subject to hazards inherent in the energy services industry.

Risks inherent to our industry can cause personal injury, loss of life, suspension of or impact upon operations, damage to geological formations, damage to facilities, business interruption and damage to, or destruction of, property, equipment and the environment. Such risks may include, but are not limited to:

•	equipment defects;

•	vehicle accidents;

•	explosions and uncontrollable flows of gas or well fluids;

•	unusual or unexpected geological formations or pressures and industrial accidents;

•	blowouts;

•	cratering;

•	loss of well control;

•	collapse of the borehole; and

•	damaged or lost drilling equipment.

In addition, our hydraulic fracturing and well completion services could become a source of spills or releases of fluids, including chemicals used during hydraulic fracturing activities, at the site where such services are performed, or could result in the discharge of such fluids into underground formations that were not targeted for fracturing or well completion activities, such as potable aquifers. These risks could expose us to substantial liability for personal injury, wrongful death, property damage, loss of oil and natural gas production, pollution and other environmental damages and could result in a variety of claims, losses and remedial obligations that could have an adverse effect on our business and results of operations. The existence, frequency and severity of such incidents could affect operating costs, insurability and relationships with customers, employees and regulators. In particular, our customers may elect not to purchase our services if they view our safety record as unacceptable, which could cause us to lose customers and substantial revenue, and any litigation or claims, even if fully indemnified or insured, could negatively affect our reputation with our customers and the public and make it more difficult for us to compete effectively or obtain adequate insurance in the future.

We may be subject to claims for personal injury and property damage, which could materially adversely affect our financial condition, prospects and results of operations.

Our services are subject to inherent risks that can cause personal injury or loss of life, damage to or destruction of property, equipment or the environment or the suspension of our operations. Our operations are subject to, and exposed to, employee/employer liabilities and risks such as wrongful termination, discrimination, labor organizing, retaliation claims and general human resource related matters. Litigation arising from operations where our facilities are located, or our services are provided, may cause us to be named as a defendant in lawsuits asserting potentially large claims including claims for exemplary damages. We maintain what we believe is customary and reasonable insurance to protect our business against these potential losses, but such insurance may not be adequate to cover our liabilities, and we are not fully insured against all risks. Further, our insurance has deductibles or self-insured retentions and contains certain coverage exclusions. The current trend in the insurance industry is towards larger deductibles and self-insured retentions. In addition, insurance may not be available in the future at rates that we consider reasonable and commercially justifiable, compelling us to have larger deductibles or self-insured retentions to effectively manage expenses. As a result, we could become subject to material uninsured liabilities or situations where we have high deductibles or self-insured retentions that expose us to liabilities that could have a material adverse effect on our business, financial condition, prospects or results of operations.

Competition within the oilfield services industry may adversely affect our ability to market our services.

The oilfield services industry is highly competitive and fragmented and includes several large companies that compete in many of the markets we serve, as well as numerous small companies that compete with us on a local basis. Our larger competitors’ greater resources could allow them to better withstand industry downturns and to compete more effectively on the basis of technology, geographic scope and retained skilled personnel. We believe the principal competitive factors in the market areas we serve are price, equipment quality, supply chains, balance sheet strength and financial condition, product and service quality, safety record, availability of crews and equipment and technical proficiency. Our operations may be adversely affected if our current competitors or new market entrants introduce new products or services with better features, performance, prices or other characteristics than our products and services or expand into service areas where we operate. Competitive pressures or other factors may also result in significant price competition, particularly during industry downturns, which could have a material adverse effect on our results of operations, financial condition and prospects. Significant increases in overall market capacity have also caused active price competition and led to lower pricing and utilization levels for our services.

The competitive environment has intensified since late 2014 as a result of the industry downturn and oversupply of oilfield services. We have seen substantial reductions in the prices we can charge for our services based on reduced demand and resulting overcapacity. Any significant future increase in overall market capacity for completion services could adversely affect our business and results of operations.

New technology may cause us to become less competitive.

The oilfield services industry is subject to the introduction of new drilling and completion techniques and services using new technologies, some of which may be subject to patent or other intellectual property protections. Although we believe our equipment and processes currently give us a competitive advantage, as competitors and others use or develop new or comparable technologies in the future, we may lose market share or be placed at a competitive disadvantage. Further, we may face competitive pressure to develop, implement or acquire certain new technologies at a substantial cost. Some of our competitors have greater financial, technical and personnel resources that may allow them to enjoy technological advantages and develop and implement new products on a timely basis or at an acceptable cost. We cannot be certain that we will be able to develop and implement all new technologies or products on a timely basis or at an acceptable cost. Limits on our ability to develop, effectively use and implement new and emerging technologies may have a material adverse effect on our business, financial condition, prospects or results of operations.

Our assets require significant amounts of capital for maintenance, upgrades and refurbishment and may require significant capital expenditures for new equipment.

Our hydraulic fracturing fleets and other completion service-related equipment require significant capital investment in maintenance, upgrades and refurbishment to maintain their competitiveness. For example, since

April 1, 2016 we have deployed 5 hydraulic fracturing fleets to service customers at a total cost to deploy of approximately $8 million and, based on current component and labor costs, we believe that our remaining inactive hydraulic fracturing fleets can be made operational at a cost of approximately $1.5 million per fleet. However, the costs of components and labor have increased in the past and may increase in the future with increases in demand, which will require us to incur additional costs to make our remaining active fleets operational. Our fleets and other equipment typically do not generate revenue while they are undergoing maintenance, refurbishment or upgrades. Any maintenance, upgrade or refurbishment project for our assets could increase our indebtedness or reduce cash available for other opportunities. Further, such projects may require proportionally greater capital investments as a percentage of total asset value, which may make such projects difficult to finance on acceptable terms. To the extent we are unable to fund such projects, we may have less equipment available for service or our equipment may not be attractive to potential or current customers. Additionally, competition or advances in technology within our industry may require us to update or replace existing fleets or build or acquire new fleets. Such demands on our capital or reductions in demand for our hydraulic fracturing fleets and other completion service related equipment and the increase in cost to maintain labor necessary for such maintenance and improvement, in each case, could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations and may increase the cost to make our inactive fleets operational.

We are dependent on a few customers in a single industry. The loss of one or more significant customers could adversely affect our financial condition, prospects and results of operations.

Our customers are engaged in the oil and natural gas E&P business in the U.S. Historically, we have been dependent upon a few customers for a significant portion of our revenues. For the year ended December 31, 2015, on an actual basis, our top four customers, EQT Production Company, Shell Exploration & Production, XTO Energy and Southwestern Energy Company, collectively accounted for approximately 90% of total revenues. For the year ended December 31, 2015, on pro forma basis, our top three customers, EQT Production Company, XTO Energy and Seneca Resources Corporation, collectively accounted for approximately 41% of total revenues. For the nine months ended September 30, 2016, our top three customers, Shell Exploration & Production, XTO Energy and Seneca Resources Corporation, collectively accounted for approximately 52% and 49% of total revenues on an actual and pro forma basis, respectively.

Our business, financial condition, prospects and results of operations could be materially adversely affected if one or more of our significant customers ceases to engage us for our services on favorable terms or at all or fails to pay or delays in paying us significant amounts of our outstanding receivables. Although we do have contracts for multiple projects with certain of our customers, most of our services are provided on a project-by-project basis.

Additionally, the E&P industry is characterized by frequent consolidation activity. Changes in ownership of our customers may result in the loss of, or reduction in, business from those customers, which could materially and adversely affect our business, financial condition, prospects and results of operations.

We are exposed to the credit risk of our customers, and any material nonpayment or nonperformance by our customers could adversely affect our financial results.

We are subject to the risk of loss resulting from nonpayment or nonperformance by our customers, many of whose operations are concentrated solely in the domestic E&P industry which, as described above, is subject to volatility and, therefore, credit risk. Our credit procedures and policies may not be adequate to fully reduce customer credit risk. If we are unable to adequately assess the creditworthiness of existing or future customers or unanticipated deterioration in their creditworthiness, any resulting increase in nonpayment or nonperformance by them and our inability to re-market or otherwise use our equipment could have a material adverse effect on our business, financial condition, prospects and/or results of operations.

Our commitments under supply agreements could exceed our requirements, and our reliance on suppliers exposes us to risks including price, timing of delivery and quality of products and services upon which our business relies.

We have purchase commitments with certain vendors to supply a majority of the proppant used in our operations. Some of these agreements are take-or-pay agreements with minimum purchase obligations. If demand for our hydraulic fracturing services decreases from current levels, demand for the raw materials and products we supply as part of these services will also decrease. If demand decreases enough, we could have contractual minimum commitments that exceed the required amount of goods we need to supply to our customers. In this instance, we could be required to purchase goods that we do not have a present need for, pay for goods that we do not take delivery of or pay prices in excess of market prices at the time of purchase. Additionally, our reliance on outside suppliers for some of the key materials and equipment we use in providing our services involves risks, including limited control over the price, timely delivery and quality of such materials or equipment.

Unexpected and immediate changes in the availability and pricing of raw materials, or the loss of or interruption in operations of one or more of our suppliers, could have a material adverse effect on our results of operations, prospects and financial condition.

Raw materials essential to our business are normally readily available. However, high levels of demand for raw materials, such as gels, guar, proppant and hydrochloric acid, have triggered constraints in the supply chain of those raw materials and could dramatically increase the prices of such raw materials. For example, during 2012, companies in our industry experienced a shortage of guar, which is a key ingredient in fracturing fluids. This shortage resulted in an unexpected and immediate increase in the price of guar. During 2008, our industry faced sporadic proppant shortages requiring work stoppages, which adversely impacted the operating results of several competitors. We may not be able to mitigate any future shortages of raw materials.

The proppant market is a highly competitive and volatile part of the supply chain that our industry depends on.

Although the scarcity of proppant and chemicals at various periods between 2011 and 2014 has largely been reversed as a result of increased manufacturing efficiency, expanded capacity and decreased demand, the proppant market remains highly competitive and relatively volatile. An increase in the cost of proppant as a result of increased demand or a decrease in the number of proppant providers as a result of consolidation could increase our cost of an essential raw material in hydraulic stimulation and have a material adverse effect on our operations, prospects and financial condition.

We may record losses or impairment charges related to idle assets or assets that we sell.

Prolonged periods of low utilization, changes in technology or the sale of assets below their carrying value may cause us to experience losses. These events could result in the recognition of impairment charges that increase our net loss. Prior to our acquisition of the Acquired Trican Operations, Trican recorded significant impairment charges, and we may record significant impairment charges in the future. Significant impairment charges as a result of a decline in market conditions or otherwise could have a material adverse effect on our results of operations in future periods.

Competition among oilfield service and equipment providers is affected by each provider’s reputation for safety and quality.

Our activities are subject to a wide range of national, state and local occupational health and safety laws and regulations. In addition, customers maintain their own compliance and reporting requirements. Failure to comply with these health and safety laws and regulations, or failure to comply with our customers’ compliance or reporting requirements, could tarnish our reputation for safety and quality and have a material adverse effect on our competitive position.

Oilfield anti-indemnity provisions enacted by many states may restrict or prohibit a party’s indemnification of us.

We typically enter into agreements with our customers governing the provision of our services, which usually include certain indemnification provisions for losses resulting from operations. Such agreements may require each party to indemnify the other against certain claims regardless of the negligence or other fault of the indemnified party; however, many states place limitations on contractual indemnity agreements, particularly agreements that indemnify a party against the consequences of its own negligence. Furthermore, certain states, including Louisiana, New Mexico, Texas and Wyoming, have enacted statutes generally referred to as “oilfield anti-indemnity acts” expressly prohibiting certain indemnity agreements contained in or related to oilfield services agreements. Such oilfield anti-indemnity acts may restrict or void a party’s indemnification of us, which could have a material adverse effect on our business, financial condition, prospects and results of operations.

We are subject to federal, state and local laws and regulations regarding issues of health, safety and protection of the environment. Under these laws and regulations, we may become liable for penalties, damages or costs of remediation or other corrective measures. Any changes in laws or government regulations could increase our costs of doing business.

Our operations are subject to stringent federal, state, local and tribal laws and regulations relating to, among other things, protection of natural resources, clean air and drinking water, wetlands, endangered species, greenhouse gasses, nonattainment areas, the environment, health and safety, chemical use and storage, waste management, waste disposal and transportation of waste and other hazardous and nonhazardous materials. Our operations involve risks of environmental liability, including leakage from an operator’s casing during our operations or accidental spills onto or into surface or subsurface soils, surface water or groundwater. Some environmental laws and regulations may impose strict liability, joint and several liability, or both. In some situations, we could be exposed to liability as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, third parties without regard to whether we caused or contributed to the conditions. Additionally, environmental concerns, including clean air, drinking water contamination and seismic activity, have prompted investigations that could lead to the enactment of regulations, limitations, restrictions or moratoria that could potentially have a material adverse impact on our business. Actions arising under these laws and regulations could result in the shutdown of our operations, fines and penalties (administrative, civil or criminal), revocations of permits to conduct business, expenditures for remediation or other corrective measures and/or claims for liability for property damage, exposure to hazardous materials, exposure to hazardous waste, nuisance or personal injuries. Sanctions for noncompliance with applicable environmental laws and regulations may also include the assessment of administrative, civil or criminal penalties, revocation of permits and temporary or permanent cessation of operations in a particular location and issuance of corrective action orders. Such claims or sanctions and related costs could cause us to incur substantial costs or losses and could have a material adverse effect on our business, financial condition, prospects and results of operations. Additionally, an increase in regulatory requirements, limitations, restrictions or moratoria on oil and natural gas exploration and completion activities at a federal, state or local level could significantly delay or interrupt our operations, limit the amount of work we can perform, increase our costs of compliance, or increase the cost of our services, thereby possibly having a material adverse impact on our financial condition.

If we do not perform in accordance with government, industry, customer or our own health, safety and environmental standards, we could lose business from our customers, many of whom have an increased focus on environmental and safety issues.

We are subject to the U.S. Environmental Protection Agency (the “EPA”), U.S. Department of Transportation, U.S. Nuclear Regulation Commission, OSHA and state regulatory agencies that regulate operations to prevent air, soil and water pollution. The energy extraction sector is one of the sectors designated for increased enforcement by the EPA, which will continue to regulate our industry in the years to come, potentially resulting in additional regulations that could have a material adverse impact on our business, prospects or financial condition.

The EPA regulates air emissions from all engines, including off-road diesel engines that are used by us to power equipment in the field. Under these U.S. emission control regulations, we could be limited in the number of certain off-road diesel engines we can purchase. Further, the emission control and fuel quality regulations could result in increased costs.

Laws and regulations protecting the environment generally have become more stringent over time, and we expect them to continue to do so. This could lead to material increases in our costs, and liability exposure, for future environmental compliance and remediation. Additionally, if we expand the size or scope of our operations, we could be subject to existing regulations that are more stringent than the requirements under which we are currently allowed to operate or require additional authorizations to continue operations. Compliance with this additional regulatory burden could increase our operating or other costs.

Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing could prohibit, restrict or limit hydraulic fracturing operations, could increase our operating costs or could result in the disclosure of proprietary information resulting in competitive harm.

During recent sessions of the U.S. Congress, several pieces of legislation were introduced in the U.S. Senate and House of Representatives for the purpose of amending environmental laws such as the Clean Air Act, the Safe Drinking Water Act (the “SDWA”) and the Toxic Substance Control Act with respect to activities associated with extraction and energy production industries, especially the oil and gas industry. Further, various items of legislation and rulemaking have been proposed that would regulate or prevent federal regulation of hydraulic fracturing on federally owned land. Proposed rulemaking from the EPA and OSHA, such as the proposed regulation relating to respirable silica sand, could increase our regulatory requirements, which could increase our costs of compliance or increase the costs of our services, thereby possibly having a material adverse impact on our business and results of operations.

If the EPA or another federal or state-level agency asserts jurisdiction over certain aspects of hydraulic fracturing operations, an additional level of regulation established at the federal or state level could lead to operational delays and increase our costs. The EPA recently issued a study of the potential impacts of hydraulic fracturing on drinking water and groundwater. The EPA report states that there is scientific evidence that hydraulic fracturing activities can impact drinking resources under some circumstances, and identifies certain conditions in which the EPA believes the impact of such activities on drinking water and groundwater can be more frequent or severe. The EPA study could spur further initiatives to regulate hydraulic fracturing under the SDWA or otherwise. Many regulatory and legislative bodies routinely evaluate the adequacy and effectiveness of laws and regulations affecting the oil and gas industry. As a result, state legislatures, state regulatory agencies and local municipalities may consider legislation, regulations or ordinances, respectively, that could affect all aspects of the oil and natural gas industry and occasionally take action to restrict or further regulate hydraulic fracturing operations. At this time, it is not possible to estimate the potential impact on our business of these state and municipal actions or the enactment of additional federal or state legislation or regulations affecting hydraulic fracturing. Compliance, stricter regulations or the consequences of any failure to comply by us could have a material adverse effect on our business, financial condition, prospects and results of operations.

Many states in which we operate require the disclosure of some or all of the chemicals used in our hydraulic fracturing operations. Certain aspects of one or more of these chemicals may be considered proprietary by us or our chemical suppliers. Disclosure of our proprietary chemical information to third parties or to the public, even if inadvertent, could diminish the value of our trade secrets or those of our chemical suppliers and could result in competitive harm to us, which could have an adverse impact on our financial condition, prospects and results of operations.

We are also aware that some states, counties and municipalities have enacted or are considering moratoria on hydraulic fracturing. For example, New York and Vermont have banned or are in the process of banning the use of high volume hydraulic fracturing. Alternatively, some municipalities are or have considered zoning and other ordinances, the conditions of which could impose a de facto ban on drilling and/or hydraulic fracturing operations. Further, some states, counties and municipalities are closely examining water use issues, such as permit and disposal options for processed water, which could have a material adverse impact on our financial condition, prospects and results of operations if such additional permitting requirements are imposed upon our industry. Additionally, our business could be affected by a moratorium or increased regulation of companies in our supply chain, such as sand mining by our proppant suppliers, which could limit our access to supplies and increase the costs of our raw materials. At this time, it is not possible to estimate how these various restrictions could affect our ongoing operations. For more information, see “Business—Environmental Regulation.”

Existing or future laws and regulations related to greenhouse gases and climate change could have a negative impact on our business and may result in additional compliance obligations with respect to the release, capture and use of carbon dioxide that could have a material adverse effect on our business, results of operations, prospects and financial condition.

Changes in environmental requirements related to greenhouse gases and climate change may negatively impact demand for our services. For example, oil and natural gas exploration and production may decline as a result of environmental requirements, including land use policies responsive to environmental concerns. Federal, state and local agencies have been evaluating climate-related legislation and other regulatory initiatives that would restrict emissions of greenhouse gases in areas in which we conduct business. Because our business depends on the level of activity in the oil and natural gas industry, existing or future laws and regulations related to greenhouse gases and climate change, including incentives to conserve energy or use alternative energy sources, could have a negative impact on our business if such laws or regulations reduce demand for oil and natural gas. Likewise, such restrictions may result in additional compliance obligations with respect to the release, capture, sequestration and use of carbon dioxide that could have a material adverse effect on our business, results of operations, prospects and financial condition.

We use intellectual property relating to hydraulic fracturing fluids and electronic pump control which is subject to non-exclusive license arrangements and may be licensed to our competitors, which could adversely affect our business.

Trican has licensed our use of certain of its hydraulic fracturing fluids and electronic pump control technology under non-exclusive agreements. Accordingly, Trican has the right to license the same technologies and fracturing fluids that we use in our operations to our competitors, which could adversely affect our business. The rights obtained under this license may be shared with others who have been granted a similar non-exclusive license. As a result, the non-exclusive nature of this license may lead to conflicts between us and others granted similar rights.

If we are unable to fully protect our intellectual property rights, we may suffer a loss in our competitive advantage or market share.

We do not have patents or patent applications relating to many of our key processes and technology. If we are not able to maintain the confidentiality of our trade secrets, or if our competitors are able to replicate our technology or services, our competitive advantage would be diminished. We also cannot assure you that any patents we may obtain in the future would provide us with any significant commercial benefit or would allow us to prevent our competitors from employing comparable technologies or processes.

We may be subject to interruptions or failures in our information technology systems.

We rely on sophisticated information technology systems and infrastructure to support our business, including process control technology. Any of these systems may be susceptible to outages due to fire, floods, power loss, telecommunications failures, usage errors by employees, computer viruses, cyber-attacks or other security breaches, or similar events. The failure of any of our information technology systems may cause disruptions in our operations, which could adversely affect our sales and profitability.

Changes in transportation regulations may increase our costs and negatively impact our results of operations.

We are subject to various transportation regulations including as a motor carrier by the U.S. Department of Transportation and by various federal, state and tribal agencies, whose regulations include certain permit requirements of highway and safety authorities. These regulatory authorities exercise broad powers over our trucking operations, generally governing such matters as the authorization to engage in motor carrier operations, safety, equipment testing, driver requirements and specifications and insurance requirements. The trucking industry is subject to possible regulatory and legislative changes that may impact our operations, such as changes in fuel emissions limits, hours of service regulations that govern the amount of time a driver may drive or work in any specific period and limits on vehicle weight and size. As the federal government continues to develop and propose regulations relating to fuel quality, engine efficiency and greenhouse gas emissions, we may experience an increase in costs related to truck purchases and maintenance, impairment of equipment productivity, a decrease in the residual value of vehicles, unpredictable fluctuations in fuel prices and an increase in operating expenses. Increased truck traffic may contribute to deteriorating road conditions in some areas where our operations are performed. Our operations, including routing and weight restrictions, could be affected by road construction, road repairs, detours and state and local regulations and ordinances restricting access to certain roads. Proposals to increase federal, state or local taxes, including taxes on motor fuels, are also made from time to time, and any such increase would increase our operating costs. Also, state and local regulation of permitted routes and times on specific roadways could adversely affect our operations. We cannot predict whether, or in what form, any legislative or regulatory changes or municipal ordinances applicable to our logistics operations will be enacted and to what extent any such legislation or regulations could increase our costs or otherwise adversely affect our business or operations.

We may be unable to employ a sufficient number of key employees, technical personnel and other skilled or qualified workers.

The delivery of our services and products requires personnel with specialized skills and experience who can perform physically demanding work. As a result of the volatility in the energy service industry and the demanding nature of the work, workers may choose to pursue employment with our competitors or in fields that offer a more desirable work environment. Our ability to be productive and profitable will depend upon our ability to employ and retain skilled workers. In addition, our ability to further expand our operations according to geographic demand for our services depends in part on our ability to relocate or increase the size of our skilled labor force. The demand for skilled workers in our areas of operations can be high, the supply may be limited and we may be unable to relocate our employees from areas of lower utilization to areas of higher demand. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. Further, a significant decrease in the wages paid by us or our competitors as a result of reduced industry demand could result in a reduction of the available skilled labor force, and there is no assurance that the availability of skilled labor will improve following a subsequent increase in demand for our services or an increase in wage rates. If any of these events were to occur, our capacity and profitability could be diminished and our growth potential could be impaired.

We depend heavily on the efforts of executive officers, managers and other key employees to manage our operations. The unexpected loss or unavailability of key members of management or technical personnel may have a material adverse effect on our business, financial condition, prospects or results of operations.

We may be unable to maintain key employees, technical personnel and other skilled or qualified workers due to immigration enforcement action or related loss.

We require full compliance with the Immigration Reform and Control Act of 1986 and other laws concerning immigration and the hiring of legally documented workers. We recognize that foreign nationals may be a valuable source of talent, but that not all foreign nationals are authorized to work for U.S. companies immediately. In some cases, it may be necessary to obtain a required work authorization from the U.S. Department of Homeland Security or similar government agency prior to a foreign national working as an employee for us. Although we do not know of any issues with our employees, we could lose an employee or be subject to an enforcement action that may have a material adverse effect on our business, financial condition, prospects or results of operations.

Adverse weather conditions could impact demand for our services or materially impact our costs.

Our business could be materially adversely affected by adverse weather conditions. For example, unusually warm winters could adversely affect the demand for our services by decreasing the demand for natural gas or unusually cold winters could adversely affect our ability to perform our services, for example, due to delays in the delivery of products that we need to provide our services. Our operations in arid regions can be affected by droughts and limited access to water used in our hydraulic fracturing operations. Adverse weather can also directly impede our own operations. Repercussions of adverse weather conditions may include:

•	curtailment of services;

•	weather-related damage to facilities and equipment, resulting in delays in operations;

•	inability to deliver equipment, personnel and products to job sites in accordance with contract schedules; and

•	loss of productivity.

A terrorist attack or armed conflict could harm our business.

Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States could adversely affect the U.S. and global economies and could prevent us from meeting financial and other obligations. We could experience loss of business, delays or defaults in payments from payors or disruptions of fuel supplies and markets if wells, operations sites or other related facilities are direct targets or indirect casualties of an act of terror or war. Such activities could reduce the overall demand for oil and gas, which, in turn, could also reduce the demand for our products and services. Terrorist activities and the threat of potential terrorist activities and any resulting economic downturn could adversely affect our results of operations, impair our ability to raise capital or otherwise adversely impact our ability to realize certain business strategies.

Delays in obtaining, or inability to obtain or renew, permits or authorizations by our customers for their operations or by us for our operations could impair our business.

In most states, our customers are required to obtain permits or authorizations from one or more governmental agencies or other third parties to perform drilling and completion activities, including hydraulic fracturing. Such permits or approvals are typically required by state agencies, but can also be required by federal and local governmental agencies or other third parties. The requirements for such permits or authorizations vary depending on the location where such drilling and completion activities will be conducted. As with most permitting and authorization processes, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit or approval to be issued and the conditions which may be imposed in connection with the granting of the permit. In some jurisdictions, such as New York State and within the jurisdiction of the Delaware River Basin Commission, certain regulatory authorities have delayed or suspended the issuance of permits or authorizations while the potential environmental impacts associated with issuing such permits can be studied and appropriate mitigation measures evaluated. In Texas, rural water districts have begun to impose restrictions on water use and may require permits for water used in drilling and completion activities. Permitting, authorization or renewal delays, the inability to obtain new permits or the revocation of current permits could cause a loss of revenue and potentially have a materially adverse effect on our business, financial condition, prospects or results of operations.

We are also required to obtain federal, state, local and/or third-party permits and authorizations in some jurisdictions in connection with our wireline services. These permits, when required, impose certain conditions on our operations. Any changes in these requirements could have a material adverse effect on our financial condition, prospects and results of operations.

We may not be successful in identifying and making acquisitions.

Part of our strategy to expand our geographic scope and customer relationships, increase our access to technology and to grow our business is dependent on our ability to make acquisitions that result in accretive revenues and earnings. We may be unable to make accretive acquisitions or realize expected benefits of any acquisitions for any of the following reasons:

•	failure to identify attractive targets;

•

incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets;

•	failure to obtain financing on acceptable terms or at all;

•	restrictions in our debt agreements;

•	failure to successfully integrate the operations or management of any acquired operations or assets;

•	failure to retain or attract key employees; and

•	diversion of management’s attention from existing operations or other priorities.

Our acquisition strategy requires that we successfully integrate acquired companies into our business practices as well as our procurement, management and enterprise-wide information technology systems. We may not be successful in implementing our business practices at acquired companies, and our acquisitions could face difficulty in transitioning from their previous information technology systems to our own. Further, unexpected costs and challenges may arise whenever businesses with different operations of management are combined. Any such difficulties, or increased costs associated with such integration, could affect our business, financial performance and operations.

If we are unable to identify, complete and integrate acquisitions, it could have a material adverse effect on our growth strategy, business, financial condition, prospects and results of operations.

Integrating acquisitions may be time-consuming and create costs that could reduce our net income and cash flows.

Part of our strategy includes pursuing acquisitions that we believe will be accretive to our business. If we consummate an acquisition, the process of integrating the acquired business may be complex and time consuming, may be disruptive to the business and may cause an interruption of, or a distraction of management’s attention from, the business as a result of a number of obstacles, including, but not limited to:

•	a failure of our due diligence process to identify significant risks or issues;

•	the loss of customers of the acquired company or our company;

•	negative impact on the brands or banners of the acquired company or our company;

•	a failure to maintain or improve the quality of customer service;

•	difficulties assimilating the operations and personnel of the acquired company;

•	our inability to retain key personnel of the acquired company;

•	the incurrence of unexpected expenses and working capital requirements;

•	our inability to achieve the financial and strategic goals, including synergies, for the combined businesses;

•	difficulty in maintaining internal controls, procedures and policies;

•	mistaken assumptions about the overall costs of equity or debt; and

•	unforeseen difficulties operating in new product areas or new geographic areas.

Any of the foregoing obstacles, or a combination of them, could decrease gross profit margins or increase selling, general and administrative expenses in absolute terms and/or as a percentage of net sales, which could in turn negatively impact our net income and cash flows.

We may not be able to consummate acquisitions in the future on terms acceptable to us, or at all. In addition, future acquisitions are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected in the historical financial statements of that company and the risk that those historical financial statements may be based on assumptions which are incorrect or inconsistent with our assumptions or approach to accounting policies. Any of these material obligations, liabilities or incorrect or inconsistent assumptions could adversely impact our results of operations, prospects and financial condition.

Our historical financial statements may not be indicative of future performance.

In light of the Trican transaction completed in March 2016, our operating results only reflect the impact of the acquisition for dates after the closing of the transaction, and, therefore, comparisons with prior periods are difficult. As a result, our limited historical financial performance as the owner of the Acquired Trican Operations may make it difficult for stockholders to evaluate our business and results of operations to date and to assess our future prospects and viability.

Furthermore, as a result of the implementation of new business initiatives and strategies following the completion of the Trican transaction, our historical results of operations are not necessarily indicative of our ongoing operations and the operating results to be expected in the future.

Our unaudited pro forma condensed combined and consolidated financial information may not be representative of our future results.

The pro forma financial information included in this prospectus is constructed from our consolidated financial statements and the historical consolidated financial statements of Trican U.S. prior to our acquisition of the Acquired Trican Operations and does not purport to be indicative of the financial information that will result from our future operations. While we acquired substantially all of the pressure-pumping assets, and assumed specified related liabilities, relating primarily to Trican U.S.’s United States oilfield services business, the Acquired Trican Operations, as reflected in this prospectus, do not contain all of the assets and liabilities of Trican U.S. The pro forma financial information presented in this prospectus is based in part on certain assumptions that we believe are reasonable. We cannot assure you that our assumptions will prove to be accurate over time. Accordingly, the pro forma financial information included in this prospectus does not purport to be indicative of what our results of operations and financial condition would have been had Keane and Trican U.S. been a combined entity during the period presented, or what our results of operations and financial condition will be in the future. The challenges associated with integrating previously independent businesses makes evaluating our business and our future financial prospects difficult. Our potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by other companies following business combinations.

Risks Related to Our Indebtedness

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our indebtedness.

We have a significant amount of indebtedness. As of September 30, 2016 and after giving pro forma effect to this offering and the application of the use of our net proceeds from this offering, we would have had $148.9 million of debt outstanding.

Our substantial indebtedness could have important consequences to you. For example, it could:

•	adversely affect the market price of our common stock;

•	increase our vulnerability to interest rate increases and general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes, including acquisitions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•

limit our ability to obtain additional financing on satisfactory terms to fund our working capital requirements, capital expenditures, acquisitions, investments, debt service requirements and other general corporate requirements; and

•	place us at a competitive disadvantage compared to our competitors that have less debt.

In addition, we cannot assure you that we will be able to refinance any of our debt or that we will be able to refinance our debt on commercially reasonable terms. If we were unable to make payments or refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as:

•	sales of assets;

•	sales of equity; or

•	negotiations with our lenders to restructure the applicable debt.

Our debt instruments (including those that would be applicable to the Anticipated Refinancing Transactions) may restrict, or market or business conditions may limit, our ability to use some of our options.

Certain of the remaining proceeds of this offering may be used for general corporate purposes, which may include the repayment of indebtedness, capital expenditures, working capital and potential acquisitions and strategic transactions. We may use the remaining proceeds to repay existing indebtedness and we cannot assure you that any of the proceeds of the offering will be used for capital expenditures, working capital, potential acquisitions or strategic transactions. See “Use of Proceeds.”

Despite our significant indebtedness levels, we may still be able to incur additional debt, which could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur additional indebtedness in the future. The terms of the credit agreements that govern the Existing ABL Facility and the Existing Term Loan Facility and the NPA that govern the Notes (the Notes, together with the Existing ABL Facility and Existing Term Loan Facility, the “Existing Senior Secured Debt Facilities”) permit (and, if we consummate the Anticipated Refinancing Transactions, the terms of the New Credit Facilities will permit) us to incur additional indebtedness, subject to certain limitations. If new indebtedness is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face would intensify. See “Description of Indebtedness.”

We may be unable to complete the Anticipated Refinancing Transactions, or we may decide not to pursue the Anticipated Refinancing Transactions.

Subject to market conditions, we intend to enter into the Anticipated Refinancing Transactions substantially currently with or after the consummation of this offering. The Anticipated Refinancing Transactions are expected to extend the weighted average maturity of our indebtedness and provide us with more flexibility to pursue various transactions than we have under the restrictive covenants in our existing indebtedness. The terms of the Anticipated Refinancing Transactions may be adversely affected by economic, market, geopolitical and other conditions prevailing at the time we propose to consummate such transactions, most of which are beyond our control. There can be no assurance that we will be able to complete the Anticipated Refinancing Transactions on terms favorable to us, or at all, and we may decide not to pursue the Anticipated Refinancing Transactions. If we are unable to complete, or elect not to pursue, the Anticipated Refinancing Transactions, there can be no assurance that we will be able to refinance our existing indebtedness prior to maturity on terms and conditions favorable to us, or at all.

The agreements governing our indebtedness contain operating covenants and restrictions that limit our operations and could lead to adverse consequences if we fail to comply with them.

The agreements governing our indebtedness contain (and, if we consummate the Anticipated Refinancing Transactions, the agreements governing New Credit Facilities will contain) certain operating covenants and other restrictions relating to, among other things, limitations on indebtedness (including guarantees of additional indebtedness) and liens, mergers, consolidations and dissolutions, sales of assets, investments and acquisitions, dividends and other restricted payments, repurchase of shares of capital stock and options to purchase shares of capital stock and certain transactions with affiliates. In addition, our Existing Senior Secured Debt Facilities include, and we expect the New ABL Facility to include, certain financial covenants.

The restrictions in the agreements governing our indebtedness may prevent us from taking actions that we believe would be in the best interest of our business, and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. We may also incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility.

Failure to comply with these financial and operating covenants could result from, among other things, changes in our results of operations, the incurrence of additional indebtedness, the pricing of our products, our success at implementing cost reduction initiatives, our ability to successfully implement our overall business strategy or changes in general economic conditions, which may be beyond our control. The breach of any of these covenants or restrictions could result in a default under the agreements that govern these facilities that would permit the lenders to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest. If we are unable to repay such amounts, lenders having secured obligations could proceed against the collateral securing these obligations. The collateral includes the capital stock of our domestic subsidiaries and substantially all of our and our subsidiaries’ other tangible and intangible assets, subject in each case to certain exceptions. This could have serious consequences on our financial condition and results of operations and could cause us to become bankrupt or otherwise insolvent. In addition, these covenants may restrict our ability to engage in transactions that we believe would otherwise be in the best interests of our business and stockholders.

See “Description of Indebtedness” for additional information.

Increases in interest rates could negatively affect our financing costs and our ability to access capital.

We have exposure to future interest rates based on the variable rate debt under our credit facilities and to the extent we raise additional debt in the capital markets to meet maturing debt obligations, to fund our capital expenditures and working capital needs and to finance future acquisitions. Daily working capital requirements are typically financed with operational cash flow and through the use of various committed lines of credit. The interest rate on these borrowing arrangements is generally determined from the inter-bank offering rate at the borrowing date plus a pre-set margin. Although we employ risk management techniques to hedge against interest rate volatility, significant and sustained increases in market interest rates could materially increase our financing costs and negatively impact our reported results.

Risks Related to This Offering and Owning Our Common Stock

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity. If the stock price fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NYSE or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling shares of our common stock that you buy. The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of our common stock may be influenced by many factors, some of which are beyond our control, including:

•	the failure of securities analysts to cover our common stock after this offering, or changes in financial estimates by analysts;

•	changes in, or investors’ perception of, the hydraulic fracturing industry;

•	the activities of competitors;

•	future issuances and sales of our common stock, including in connection with acquisitions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	regulatory or legal developments in the United States;

•	litigation involving us, our industry, or both;

•	general economic conditions; and

•	other factors described elsewhere in these “Risk Factors.”

As a result of these factors, you may not be able to resell your shares of our common stock at or above the initial offering price. In addition, the stock market often experiences extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of a particular company. These broad market fluctuations and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

Keane Investor and our Sponsor control us and may have conflicts of interest with other stockholders in the future.

After the completion of this offering, and assuming an offering of 15,700,000 shares by us and 6,600,000 shares by the selling stockholder, Keane Investor will control approximately 78% of our common stock (or 75% of our common stock assuming the underwriters exercise in full their over-allotment option to purchase additional shares from the selling stockholder). As a result, Keane Investor will continue to be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. Seven of our 11 directors are employees of, appointees of, or advisors to, members of Cerberus, as described under “Management.” Cerberus, through Keane Investor, will also have sufficient voting power to amend our organizational documents. The interests of Cerberus may not coincide with the interests of other holders of our common stock. Additionally, Cerberus is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Cerberus may also pursue, for its own members’ accounts, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as Cerberus continues to own a significant amount of the outstanding shares of our common stock through Keane Investor, Cerberus will continue to be able to strongly influence or effectively control our decisions, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

We are restricted from competing with Trican in the oilfield services business in Canada, which may adversely affect our access to, or our ability to expand within, the Canadian market.

We agreed to a non-competition provision with Trican as part our acquisition of the Acquired Trican Operations, pursuant to which, subject to certain limited exceptions, we may not compete, directly or indirectly, with Trican in Canada in the oilfield services business through March 16, 2018. Subject to certain limited exceptions, we also may not own an interest in any entity that competes directly or indirectly with Trican in Canada, other than with respect to any industrial services or completion tools business or certain interests in companies with limited revenues derived from Canadian operations. These restrictions may adversely affect our access to or ability to expand within the Canadian market. Additionally, Trican has an ownership interest in Keane Investor, and conflicts of interest may therefore arise between Trican and our other shareholders relating to opportunities to enter into or expand within the Canadian oilfield business.

We will incur increased costs as a result of being a publicly traded company.

After the completion of this offering, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations of the stock market on which our common stock is traded. Being subject to these rules and regulations will result in additional legal, accounting and financial compliance costs, will make some activities more difficult, time-consuming and costly and may also place significant strain on management, systems and resources.

These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

We are a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon completion of this offering, Keane Investor will control a majority of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the NYSE rules. Under the NYSE rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors nor will our nominating and corporate governance and compensation committees consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

We are currently not required to meet the standards required by Section 404 of the Sarbanes-Oxley Act (“Section 404”), and failure to meet and maintain effective internal control over financial reporting in accordance with Section 404 could have a material adverse effect on our business, financial condition, prospects and results of operations.

We are not currently required to comply with the rules of the U.S. Securities and Exchange Commission, or the SEC, implementing Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Additionally, as an emerging growth company, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

To comply with the requirements of being a public company, we have undertaken various actions, and may need to take additional actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. Additionally, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•

we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes”; and

•

we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have elected to adopt the reduced disclosure in this prospectus.

The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to irrevocably “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted.

We cannot predict if investors will find our common stock less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common stock.

Provisions in our charter documents, certain agreements governing our indebtedness, the Stockholders’ Agreement (as defined herein) and Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

Provisions in our certificate of incorporation and, upon the completion of the IPO-Related Transactions, our bylaws, may discourage, delay or prevent a merger, acquisition or other change in control that some stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, possibly depressing the market price of our common stock.

In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace members of our management team. Examples of such provisions are as follows:

•

from and after such date that Keane Investor and its respective Affiliates (as defined in Rule 12b-2 of the Exchange Act), or any person who is an express assignee or designee of Keane Investor’s respective rights under our certificate of incorporation (and such assignee’s or designee’s Affiliates) (of these entities, the entity that is the beneficial owner of the largest number of shares is referred to as the “Designated Controlling Stockholder”) ceases to own, in the aggregate, at least 50% of the then-outstanding shares of our common stock (the “50% Trigger Date”), the authorized number of our directors may be increased or decreased only by the affirmative vote of two-thirds of the then-outstanding shares of our common stock or by resolution of our board of directors;

•

prior to the 50% Trigger Date, only our board of directors and the Designated Controlling Stockholder are expressly authorized to make, alter or repeal our bylaws and, from and after the 50% Trigger Date, our stockholders may only amend our bylaws with the approval of at least two-thirds of all of the outstanding shares of our capital stock entitled to vote;

•	from and after the 50% Trigger Date, the manner in which stockholders can remove directors from the board will be limited;

•	from and after the 50% Trigger Date, stockholder actions must be effected at a duly called stockholder meeting and actions by our stockholders by written consent will be prohibited;

•

from and after such date that Keane Investor and its respective Affiliates (or any person who is an express assignee or designee of Keane Investor’s respective rights under our certificate of incorporation (and such assignee’s or designee’s Affiliates)) ceases to own, in the aggregate, at least 35% of the then-outstanding shares of our common stock (the “35% Trigger Date”), advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors will be established;

•	limits on who may call stockholder meetings;

•

requirements on any stockholder (or group of stockholders acting in concert), other than, prior to the 35% Trigger Date, the Designated Controlling Stockholder, who seeks to transact business at a meeting or nominate directors for election to submit a list of derivative interests in any of our company’s securities, including any short interests and synthetic equity interests held by such proposing stockholder;

•

requirements on any stockholder (or group of stockholders acting in concert) who seeks to nominate directors for election to submit a list of “related party transactions” with the proposed nominee(s) (as if such nominating person were a registrant pursuant to Item 404 of Regulation S-K, and the proposed nominee was an executive officer or director of the “registrant”); and

•

our board of directors is authorized to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors.

Our certificate of incorporation authorizes our board of directors to issue up to 50,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined by our board of directors at the time of issuance or fixed by resolution without further action by the stockholders. These terms may include voting rights, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of preferred stock could diminish the rights of holders of our common stock, and, therefore, could reduce the value of our common stock. In addition, specific rights granted to holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred stock could delay, discourage, prevent or make it more difficult or costly to acquire or effect a change in control, thereby preserving the current stockholders’ control.

In addition, under the agreements governing our Existing Senior Secured Debt Facilities (and, if we consummate the Anticipated Refinancing Transactions, the agreements governing our New Credit Facilities), a change in control may lead the lenders and/or holders to exercise remedies such as acceleration of the obligations thereunder, termination of their commitments to fund additional advances and collection against the collateral securing such obligations.

Furthermore, in connection with this offering, Keane Group, Inc. will enter into the Stockholders’ Agreement with Keane Investor. Pursuant to the Stockholders’ Agreement, we will be required to appoint to our Board of Directors individuals designated by Keane Investor upon the closing of the IPO-Related Transactions. Pursuant to a limited liability company agreement entered into by Cerberus and certain other entities and individuals who agreed to co-invest with Cerberus through Keane Investor (the “Keane Investor LLC Agreement”), such appointees shall be selected by Keane Investor’s board of managers so long as Keane Group, Inc. is a controlled company under the applicable rules of the NYSE . See “Certain Relationships and Related Party Transactions—Keane Investor Limited Liability Company Agreement.”

The Stockholders’ Agreement will provide that, except as otherwise required by applicable law, from the date on which (a) Keane Group, Inc. is no longer a controlled company under the applicable rules of the NYSE but prior to the 35% Trigger Date, Keane Investor will have the right to designate a number of individuals who satisfy the Director Requirements (as defined herein) equal to one director fewer than 50% of our board of directors at any time and shall cause its directors appointed to our board of directors to vote in favor of maintaining an 11-person board of directors unless the management board of Keane Investor otherwise agrees by the affirmative vote of 80% of the management board of Keane Investor; (b) a Holder (as defined herein) has beneficial ownership of at least 20% but less than 35% of our outstanding common stock, the Holder will have the right to designate a number of individuals who satisfy the Director Requirements equal to the greater of three or 25% of the size of our board of directors at any time (rounded up to the next whole number); (c) a Holder has beneficial ownership of at least 15% but less than 20% of our outstanding common stock, the Holder will have the right to designate the greater of two or 15% of the size of our board of directors at any time (rounded up to the next whole number); and (d) a Holder has beneficial ownership of at least 10% but less than 15% of our outstanding common stock, it will have the right to designate one individual who satisfies the Director Requirements. The ability of Keane Investor or a Holder to appoint one or more directors could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

Our certificate of incorporation and bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a claim for breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders; (c) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our certificate of incorporation or our bylaws; or (d) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have received notice of and consented to the foregoing provisions. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds more favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find this choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition, prospects or results of operations.

If a substantial number of shares becomes available for sale and are sold in a short period of time, the market price of our common stock could decline.

If our Existing Owners sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease. The perception in the public market that our Existing Owners might sell shares of common stock could also create a perceived overhang and depress our market price. Upon completion of this offering, we will have 103,128,019 shares of common stock outstanding of which 80,730,004 shares will be held by our Existing Owners through our current stockholder, Keane Investor (assuming that the underwriters’ over-allotment option to purchase additional shares from the selling stockholder is not exercised). Prior to this offering, we and our Existing Owners will have agreed with the underwriters to a “lock-up” period, meaning that such parties may not, subject to certain exceptions, sell any of their existing shares of our common stock without the prior written consent of representatives of the underwriters for at least 180 days after the date of this prospectus. Pursuant to this agreement, among other exceptions, we may enter into an agreement providing for the issuance of our common stock in connection with the acquisition, merger or joint venture with another publicly traded entity during the 180-day restricted period after the date of this prospectus. In addition, all of our Existing Owners will be subject to the holding period requirement of Rule 144 under the Securities Act (“Rule 144”), as described in “Shares Eligible for Future Sale.” When the lock-up agreements expire, these shares will become eligible for sale, in some cases subject to the requirements of Rule 144.

In addition, our Existing Owners, through Keane Investor, will have substantial demand and incidental registration rights, as described in “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.” The market price for shares of our common stock may drop when the restrictions on resale by our Existing Owners lapse.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our Equity and Incentive Award Plan (the “Incentive Plan”). Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover 7.5% of the shares of our common stock that will be outstanding upon the consummation of this offering. A decline in the market price of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common shares, the market price of our common stock could decline.

The trading market for our common shares likely will be influenced by the research and reports that equity and debt research analysts publish about the industry, us and our business. The market price of our common stock could decline if one or more securities analysts downgrade our shares or if those analysts issue a sell recommendation or other unfavorable commentary or cease publishing reports about us or our business. If one or more of the analysts who elect to cover us downgrade our shares, the market price of our common stock would likely decline.

Because we do not intend to pay dividends for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We do not intend to pay dividends for the foreseeable future, and our stockholders will not be guaranteed, or have contractual or other rights, to receive dividends. Our board of directors may, in its discretion, modify or repeal our dividend policy. The declaration and payment of dividends depends on various factors, including: our net income, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors.

In addition, we are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends and distributions and other transfers from our subsidiaries to make dividend payments. Our subsidiaries’ ability to pay dividends is restricted by agreements governing their debt instruments, and may be restricted by agreements governing any of our subsidiaries’ future indebtedness. Furthermore, our subsidiaries are permitted under the terms of their debt agreements to incur additional indebtedness that may severely restrict or prohibit the payment of dividends. See “Description of Indebtedness.”

Under the DGCL, our board of directors may not authorize payment of a dividend unless it is either paid out of our surplus, as calculated in accordance with the DGCL, or if we do not have a surplus, it is paid out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

If you purchase shares of common stock sold in this offering, you will experience immediate and substantial dilution.

Our existing stockholders have paid substantially less than the initial public offering price of our common stock. The initial public offering price of our common stock will be substantially higher than the tangible book value per share of our outstanding common stock. Assuming an initial public offering price of $18.00 per share, the midpoint of the range on the cover of this prospectus, purchasers of our common stock will effectively incur dilution of $14.92 per share in the net tangible book value of their purchased shares. The shares of our common stock owned by existing stockholders will receive a material increase in the net tangible book value per share. You may experience additional dilution if we issue common stock in the future. As a result of this dilution, you may receive significantly less than the full purchase price you paid for the shares in the event of a liquidation. See “Dilution.”

You may be diluted by the future issuance of additional common stock in connection with our equity incentive plans, acquisitions or otherwise.

After this offering, we will have 396,871,981 shares of common stock authorized but unissued under our certificate of incorporation. We will be authorized to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for consideration and on terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved up to 7.5% of the shares of our common stock that will be outstanding upon the consummation of this offering for future awards that may be issued under our Incentive Plan. See “Executive Compensation—Incentive Plans” and “Shares Eligible for Future Sale—Incentive Plans.” Any common stock that we issue, including under our Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common stock in this offering.

In the future, we may also issue our securities, including shares of our common stock, in connection with investments or acquisitions. We regularly evaluate potential acquisition opportunities, including ones that would be significant to us, and we are currently participating in processes regarding several potential acquisition opportunities, including ones that would be significant to us. We cannot predict the timing of any contemplated transactions, and none are currently probable, but any pending transaction could be entered into as soon as shortly after the closing of this offering. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future operating results and financial position, business strategy, and plans and objectives of management for future operations, are forward-looking statements. Our forward-looking statements are generally accompanied by words such as “may,” “should,” “expect,” “believe,” “plan,” “anticipate,” “could,” “intend,” “target,” “goal,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of these terms or other similar expressions. Any forward-looking statements contained in this prospectus speak only as of the date on which we make them and are based upon our historical performance and on current plans, estimates and expectations. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	the competitive nature of the industry in which we conduct our business;

•	general business and economic conditions;

•	crude oil and natural gas commodity prices;

•	demand for services in our industry;

•	our ability to successfully integrate the Acquired Trican Operations;

•	business strategy;

•	pricing pressures and competitive factors;

•	the effect of a loss of, or financial distress of, one or more key customers;

•	our ability to obtain or renew customer contracts;

•	the effect of a loss of, or interruption in operations of, one or more key suppliers;

•	the market price and availability of materials or equipment;

•	increased costs as the result of being a public company;

•	planned acquisitions and future capital expenditures;

•	technology;

•	financial strategy, liquidity, capital required for our ongoing operations and acquisitions, and our ability raise additional capital;

•	our ability to service our debt obligations;

•	ability to obtain permits, approvals and authorizations from governmental and third parties, and the effects of government regulation;

•	dividends;

•	the Anticipated Refinancing Transactions;

•	our preliminary results for the three-months ended December 31, 2016;

•	future operating results; and

•	plans, objectives, expectations and intentions.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section entitled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

USE OF PROCEEDS

We will receive net proceeds from the sale of our common stock of approximately $250.5 million, assuming that the common stock is offered at $18.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and approximately $6.0 million of our estimated expenses related to this offering (or approximately $246.6 million if the underwriters exercise their over-allotment option to purchase additional shares from the selling stockholder in full). A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $14.3 million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming that the underwriters’ over-allotment option to purchase additional shares is not exercised and no other change to the number of shares offered by us as set forth on the cover page of this prospectus.

We will not receive any proceeds from the sale of shares by the selling stockholder, including pursuant to any exercise by the underwriters of their over-allotment option to purchase additional shares of our common stock from the selling stockholder, but we will be required to pay the underwriting discounts and commissions associated with such sales of shares. Pursuant to an over-allotment option, the selling stockholder has offered to sell up to 3,345,000 shares of our common stock in this offering.

We intend to use the net proceeds from this offering to fully repay our existing balance of approximately $99 million under our Existing Term Loan Facility (and, in addition, approximately $16 million of prepayment premium related to such repayment), repay approximately $50 million of our Notes and to pay fees and expenses related to this offering. We intend to use any remaining proceeds for general corporate purposes, which may include the repayment of indebtedness, capital expenditures, working capital and potential acquisitions and strategic transactions.

The principal amount outstanding under the Existing Term Loan Facility currently bears interest, at our option, at a rate per annum equal to either (a) the base rate plus 6.00% or (b) LIBOR (subject to a 1.50% floor for any portion of the term loan subject to an interest period of three or six months) plus 7.00%. The final maturity date of the Existing Term Loan Facility is the earlier to occur of (a) March 16, 2021 and (b) to the extent the obligations under the NPA (as defined herein) mature on or prior to March 16, 2021, the date that is 91 days prior to the earlier of (i) March 16, 2021 and (ii) the date of the maturity of the obligations under the NPA. Proceeds from the Existing Term Loan Facility were used to partially finance the Trican transaction.

The Notes bear interest at a rate per annum equal to 12.00%. The Notes mature on August 8, 2019. The proceeds from the 2014 issuance of the Notes were used to refinance existing indebtedness and fund additional investment in hydraulic fracturing and wireline equipment.

Affiliates of Guggenheim Securities, LLC are holders of the Notes and may receive a portion of the proceeds from this offering that are used to repay the Notes.

DIVIDEND POLICY

We do not intend to pay dividends for the foreseeable future. We are not required to pay dividends, and our stockholders will not be guaranteed, or have contractual or other rights to receive, dividends. The declaration and payment of any future dividends will be at the sole discretion of our board of directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends, and other considerations that our board of directors deems relevant. Our board of directors may decide, in its discretion, at any time, to modify or repeal the dividend policy or discontinue entirely the payment of dividends.

The ability of our board of directors to declare a dividend is also subject to limits imposed by Delaware corporate law. Under Delaware law, our board of directors and the boards of directors of our corporate subsidiaries incorporated in Delaware may declare dividends only to the extent of our “surplus,” which is defined as total assets at fair market value minus total liabilities, minus statutory capital, or if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. See “Risk Factors—Risks Related to This Offering and Owning Our Common Stock—Because we do not intend to pay dividends for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.”

We are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends and distributions and other transfers from our subsidiaries to make dividend payments. Following the consummation of the IPO-Related Transactions, Keane Group, Inc. will be subject to restrictions under agreements governing its debt instruments and it and its subsidiaries will be subject to general restrictions imposed on dividend payments under the laws of their jurisdictions of incorporation or organization. See “Risk Factors—Risks Related to Our Indebtedness—The agreements governing our indebtedness contain operating covenants and restrictions that limit our operations and could lead to adverse consequences if we fail to comply with them.”

IPO-RELATED TRANSACTIONS AND ORGANIZATIONAL STRUCTURE

Our business is currently conducted through our operating subsidiaries, which are wholly-owned by Keane. The equity interests of Keane immediately prior to the IPO-Related Transactions were owned (directly and indirectly) by our Existing Owners and our independent directors.

Keane Group, Inc. is a newly formed entity, formed for the purpose of effecting the IPO-Related Transactions and this offering, and has engaged in no business or activities other than in connection with the IPO-Related Transactions and this offering.

In order to effectuate this offering, we expect to effect the following series of transactions prior to and/or concurrently with the closing of this offering, which will result in a reorganization of our business so that it is owned by Keane Group, Inc. (the “IPO-Related Transactions”):

•	our Existing Owners will contribute all of their direct and indirect equity interests in Keane to Keane Investor;

•	Keane Investor will contribute all of its equity interests in Keane to Keane Group, Inc. in exchange for common stock of Keane Group, Inc.; and

•	our independent directors will receive grants of restricted stock of Keane Group, Inc. in substitution for their interests in Keane.

As a result of the IPO-Related Transactions and this offering, (i) Keane Group, Inc., the issuer of common stock in this offering, will be a holding company with no material assets other than its ownership of Keane and its subsidiaries, (ii) an aggregate of 80,828,019 shares of our common stock will be owned by Keane Investor (assuming that the underwriters’ over-allotment option to purchase additional shares from the selling stockholder is not exercised) and our independent directors, and Keane Investor will enter the Stockholders’ Agreement with Keane Group, Inc., (iii) our Existing Owners will become holders of equity interests in our controlling stockholder, Keane Investor (and holders of our Class B and Class C Units will become holders of Class B and Class C Units in Keane Investor) and (iv) the capital stock of Keane Group, Inc. will consist of (y) common stock, entitled to one vote per share on all matters submitted to a vote of stockholders and (z) undesignated and unissued preferred stock. See the section of this prospectus entitled “Description of Capital Stock” for additional information. Investors in this offering will only receive, and this prospectus only describes the offering of, shares of common stock of Keane Group, Inc.

The following charts summarize our ownership structure (i) prior to the IPO-Related Transactions and (ii) after giving effect to the IPO-Related Transactions and this offering (assuming that the underwriters’ over-allotment option to purchase shares from the selling stockholder is not exercised) and excluding the 98,015 shares of restricted stock held by our independent directors.

Ownership Structure Prior to the IPO-Related Transactions

Ownership Structure After Giving Effect to the IPO-Related Transactions

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2016:

•	on an actual basis; and

•

on a pro forma basis to reflect the IPO-Related Transactions and the completion of this offering and the application of the estimated net proceeds from this offering, as described in “Use of Proceeds.”

The information below is illustrative only and our capitalization following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Selected Historical Financial Information of Keane” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Keane” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2016
	Actual	Pro Forma(2)
	(dollars in millions)
Cash and cash equivalents	$62.4	$147.5

Debt, including current maturities
Existing ABL Facility(1)	$—	$—
Existing Term Loan Facility(1)	98.8	—
Notes(1)	190.0	140.0
Capital leases	8.9	8.9

Total Debt	$297.7	$148.9

Stockholders’ equity:
Common stock, $0.01 par value; no shares authorized, no shares issued and outstanding on an actual basis; 500,000,000 shares authorized, 103,128,019 shares issued and outstanding on a pro forma basis	—	1.0
Additional paid-in capital	—	703.1
Members’ investment	453.7	—
Accumulated other comprehensive (loss)	(3.3)	(3.3)
Retained earnings (deficit)	(250.2)	(278.1)

Total stockholders’ equity	$200.2	$422.7

Total capitalization	$497.9	$571.6

(1)	Our Existing ABL Facility, Existing Term Loan Facility and our Notes and the related interest expense, debt issuance costs, debt discount costs and the amortization expense on the debt issuance and debt discount costs are reflected in our financial statements. Please refer to “Note 7—Long-Term Debt” to our unaudited financial statements for the nine months ended September 30, 2016 for further information.
(2)	A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) additional paid-in capital by approximately $14.3 million and increase (decrease) total stockholders’ equity by approximately $14.3 million, assuming that the underwriters’ over-allotment option to purchase additional shares is not exercised and assuming the number of shares offered by the selling stockholder, as set forth on the cover page of this prospectus, remained the same and after deducting the underwriting discount and estimated offering expenses payable by us. A one million share increase (decrease) in the number of shares offered by the selling stockholder, as set forth on the cover of this prospectus, would decrease (increase) additional paid-in capital by approximately $1.2 million and would decrease (increase) total stockholders’ equity by approximately $1.2 million, assuming that the underwriters’ over-allotment option to purchase shares from the selling stockholder is not exercised and assuming the initial public offering price of $18.00 per share (the midpoint of the price range set forth on the cover of this prospectus) remained the same and after deducting the underwriting discount and estimated offering expenses payable by us.

DILUTION

Purchasers of the common stock in this offering will suffer an immediate dilution. Dilution is the amount by which the price paid by the purchasers of common stock in this offering will exceed the net tangible book value per share of common stock immediately after this offering.

Our historical net tangible book value at September 30, 2016 was $83.4 million, or $0.95 per share of common stock. Net tangible book value per share represents our total assets, excluding goodwill, intangibles, net, and deferred financing costs of $1.6 million included in other assets (related to our asset based loan facilities), less total liabilities, excluding deferred financing costs of $19.1 million included as a reduction of long-term debt, divided by the number of shares of common stock outstanding as of September 30, 2016.

After giving effect to the IPO-Related Transactions and the completion of this offering, assuming an initial public offering price of $18.00 per share, the midpoint of the range on the cover of this prospectus, and the application of the net proceeds therefrom as described in this prospectus, our net tangible book value as of September 30, 2016 would have been $317.2 million, or $3.08 per share of common stock. This represents an immediate increase in net tangible book value to existing stockholders of $2.12 per share of common stock and an immediate dilution to new investors of $14.92 per share of common stock. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$18.00
Historical net tangible book value per share as of September 30, 2016(1)	$0.95
Increase in net tangible book value per share to existing investors attributable to investors in this offering	$2.12
Pro forma net tangible book value per share after this offering	$3.08
Dilution per share to new investors	$14.92

(1)	Based on the historical book value of the company as of September 30, 2016 divided by the number of shares of common stock expected to be issued in the IPO-Related Transactions but before giving effect to this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our as adjusted pro forma net tangible book value per share after the offering by $0.14 and increase (decrease) the dilution to new investors in this offering by $0.86 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on the pro forma basis set forth above as of September 30, 2016, the difference between the total cash consideration paid and the average price per share paid by existing stockholders and the purchasers of common stock in this offering with respect to the number of shares of common stock purchased from us, before deducting estimated underwriting discounts, commissions and offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	80,828,019	78%	$220,000,000	35%	$2.72
Purchasers of common stock in this offering	22,300,000	22%	$401,400,000	65%	$18.00

Total	103,128,019	100.0%	$621,400,000	100.0%	$6.03

The tables above are based on 103,128,019 shares of common stock outstanding as of September 30, 2016 (assuming that the IPO-Related Transactions had taken place) and assume an initial public offering price of $18.00 per share, the midpoint of the range on the cover of this prospectus.

The tables above do not give effect to our reservation of up to 7.5% of the shares of our common stock that will be outstanding upon the consummation of this offering for issuance under our Incentive Plan. Any common stock that we issue, including under our Incentive Plan or other equity incentive plans that we may adopt in the future, would further dilute the percentage ownership held by the investors who purchase common stock in this offering. If the underwriters’ over-allotment option to purchase additional shares from the selling stockholder is exercised in full, the number of shares held by existing stockholders will be decreased to 77,483,019, or approximately 75% of the total number of shares of our common stock, and the number of shares held by new investors will be increased to 25,645,000, or approximately 25% of the total number of shares of common stock.

SELECTED HISTORICAL FINANCIAL INFORMATION OF KEANE

The information below should be read along with “Unaudited Pro Forma Condensed Combined and Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Keane,” “Business” and the historical financial statements and accompanying notes included elsewhere in this prospectus. Our historical results set forth below are not necessarily indicative of results to be expected for any future period.

The selected consolidated financial information set forth below is derived from Keane’s annual consolidated financial statements for the periods indicated below, including the consolidated balance sheets at December 31, 2015 and December 31, 2014 and the related consolidated statements of operations and comprehensive (loss) income and cash flows for the years ended December 31, 2015 and December 31, 2014 and notes thereto appearing elsewhere in this prospectus. The data for the first nine months of each of fiscal 2016 and fiscal 2015 is derived from our unaudited condensed combined and consolidated financial statements included elsewhere in this prospectus and which, in the opinion of management, include all adjustments necessary for a fair statement of the results of the applicable interim periods.

(dollars in thousands)	Nine Months Ended		Year Ended
Statement of Operations Data:	September 30, 2016	September 30, 2015	December 31, 2015	December 31, 2014
Revenue	$269,537	$312,175	$366,157	$395,834
Costs of services (excluding depreciation and amortization, shown separately)	273,364	256,251	306,596	323,718
Depreciation and amortization	71,947	53,085	69,547	68,254
Selling, general and administrative expenses	44,910	18,897	25,811	25,459
Impairment	—	3,914	3,914	11,098

Total operating costs and expenses	390,221	332,147	405,868	428,529

Operating (loss)	(120,684)	(19,972)	(39,711)	(32,695)

Other income (expense), net	537	(1,280)	(1,481)	(2,418)
Interest expense	(28,408)	(17,658)	(23,450)	(10,473)

Total other expenses	(27,871)	(18,938)	(24,931)	(12,891)

Net (loss)	$(148,555)	$(38,910)	$(64,642)	$(45,586)

Balance Sheet Data (at end of period):
Total assets	$548,359		$324,795	$418,855
Long-term debt (including current portion)	269,613		207,067	208,688
Total liabilities	348,218		244,635	272,215
Total members’ equity	200,141		80,160	146,640

UNAUDITED PRO FORMA CONDENSED COMBINED AND CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma condensed combined and consolidated financial information presents Keane’s unaudited pro forma condensed combined and consolidated balance sheet as of September 30, 2016 and unaudited pro forma condensed combined and consolidated statement of operations for the year ended December 31, 2015, the nine months ended September 30, 2015 and the nine months ended September 30, 2016 based upon the consolidated historical financial statements of Keane, after giving effect to the following transactions (collectively, the “Transactions”):

•	our acquisition of the Acquired Trican Operations and the transactions related thereto;

•	the IPO-Related Transactions; and

•

the issuance and sale of 22,300,000 shares of common stock in this offering and the application of $250.5 million of the net proceeds received by us from the sale of 15,700,000 of such shares to repay certain existing debt and to pay fees and expenses related to this offering, as described in “Use of Proceeds.”

The unaudited pro forma condensed combined and consolidated balance sheet as of September 30, 2016 gives pro forma effect to the IPO-Related Transactions and this offering and the related use of proceeds as if such transactions had occurred on September 30, 2016. The unaudited pro forma condensed combined and consolidated statement of operations for the year ended December 31, 2015, the nine months ended September 30, 2015 and the nine months ended September 30, 2016 gives pro forma effect to our acquisition of the Acquired Trican Operations and the transactions related thereto, the IPO-Related Transactions and this offering and the related use of proceeds as if such transactions had occurred on January 1, 2015.

The unaudited pro forma condensed combined and consolidated statements of operations for the year ended December 31, 2015, the nine months ended September 30, 2016 and the nine months ended September 30, 2015 are based on the historical financial statements of Keane as well as Trican U.S. prior to Keane’s ownership and assumption of specific assets and liabilities as defined in the Trican APA.

The unaudited pro forma condensed combined and consolidated financial information is prepared in accordance with Article 11 of Regulation S-X, using the assumptions set forth in the notes to the unaudited pro forma condensed combined and consolidated financial information. The unaudited pro forma condensed combined and consolidated financial information includes adjustments that give effect to events that are directly attributable to the Transactions described above, are factually supportable and, with respect to our statement of operations, are expected to have a continuing impact. The unaudited pro forma statement of continuing operations shows the impact on the consolidated statement of operations under the acquisition method of accounting in accordance with Accounting Standards Codification 805, Business Combinations.

The unaudited pro forma condensed combined and consolidated financial information is provided for informational purposes only and is not necessarily indicative of the operating results that would have occurred if the Transactions had been completed as of the dates set forth above, nor is it indicative of the future results of the company. While the unaudited pro forma condensed combined and consolidated financial information includes the historical results of Trican U.S. prior to Keane’s ownership and assumption of specific assets and liabilities as defined in the Trican APA, and adjustments required to conform Trican U.S.’s accounting policies to Keane’s accounting policies, such financial information does not give effect to the potential impact of any anticipated synergies, operating efficiencies or cost savings that may result from the acquisition of the Acquired Trican Operations or any integration costs that do not have a continuing impact.

The unaudited pro forma condensed combined and consolidated financial information should be read in conjunction with the consolidated financial statements of Keane and the consolidated financial statements of Trican U.S. included elsewhere in this prospectus.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2016

(IN THOUSANDS)

	Historical	Pro Forma
	Keane	Adjustments for IPO-Related Transactions (3)		Adjustments for Offering (4)			Combined
Assets
Current assets:
Cash and cash equivalents	$62,383	$—		$85,098	4	(a)	$147,481
Accounts receivable	55,453	—		—			55,453
Inventories	13,781	—		—			13,781
Prepaid and other current assets	11,629	—		—			11,629

Total Current assets	143,246	—		$85,098			$228,344
Property and equipment, net	306,641	—		—			306,641
Goodwill	50,478	—		—			50,478
Intangible assets	45,585	—		—			45,585
Other noncurrent assets	2,409	—		—			2,409

Total assets	$548,359	$—		$85,098			$633,457

Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$27,784	$—		$—			$27,784
Accrued expenses	32,928	—		—			32,928
Current maturities of capital lease obligations	2,655	—		—			2,655
Current maturities of long-term debt	842	—		2	4	(b)	844
Other current liabilities	4,407	—		—			4,407

Total current liabilities	68,616	—		2			68,618
Capital lease obligations, less current maturities	6,216	—		—			6,216
Long-term debt, less current maturities	268,771	—		(137,574)	4	(b)	131,197
Debt—related party	—	—		—			—
Other noncurrent liabilities	4,615	—		—			4,615

Total noncurrent liabilities	279,602	—		(137,574)			142,028

Total liabilities	348,218	—		(137,572)			210,646

Members’ equity
Members’ equity	453,651	(453,651)	3(a)	—			—
Additional paid in capital	—	453,651	3(a)	250,509	4	(c)	704,160
Retained earnings (deficit)	(250,239)	—		(27,839)	4	(d)	(278,078)
Accumulated other comprehensive (loss)	(3,271)	—		—			(3,271)

Total members’ equity	200,141	—		222,670			422,811

Total liabilities and members’ equity	$548,359	$—		$85,098			$633,457

See notes to unaudited pro forma condensed combined and consolidated financial information.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED AND CONSOLIDATED STATEMENT

OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

(IN THOUSANDS)

	Historical		Pro Forma
	Nine Months Ended September 30, 2016	From January 1 To March 15, 2016	Nine Months Ended September 30, 2016
	Keane	Trican	Adjustments for Acquired Trican Operations			Adjustments for IPO- Related Transaction			Adjustments for Offering			Combined
Revenue	$269,537	$43,466	$—	2	(a)	$—			$—			$313,003
Operating costs and expenses:
Cost of services (excluding depreciation and amortization, shown separately)	273,364	21,456	1,248	2	(b)	—			—			296,068
Depreciation and amortization	71,947	4,779	10,286	2	(c)	—			—			87,012
Selling, general and administrative expenses	44,910	36,286	(18,530)	2	(d)	—			—			62,666

Total operating costs and expenses	390,221	62,521	(6,996)			—			—			445,746

Operating income (loss)	(120,684)	(19,055)	6,996			—			—			(132,743)

Other income (expense):
Other income (expense), net	537	(16,338)	—			—			—			(15,801)
Interest expense	(28,408)	(1,531)	(936)	2	(f)	—			12,845	4	(e)	(18,030)

Total other expenses	(27,871)	(17,869)	(936)			—			12,845			(33,831)

Pre-tax income (loss)	(148,555)	(36,924)	6,060			—			12,845			(166,574)

Benefit (provision) for income taxes	—	—	—			62,349	3	(b)	—			62,349

Net income (loss)	$(148,555)	$(36,924)	$6,060			$62,349			$12,845			$(104,225)

See notes to unaudited pro forma condensed combined and consolidated financial information.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED AND CONSOLIDATED STATEMENT

OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

(IN THOUSANDS)

	Historical		Pro Forma
			Nine Months Ended September 30, 2015
	Keane	Trican	Adjustments for Acquired Trican Operations		Adjustments for IPO- Related Transaction		Adjustments for Offering		Combined
Revenue	$312,175	$304,538	$(14)	2(a)	$—		$—		$616,699
Operating costs and expenses:
Cost of services (excluding depreciation and amortization, shown separately)	256,251	176,527	6,476	2(b)	—		—		439,254
Depreciation and amortization	53,085	65,206	(18,037)	2(c)	—		—		100,254
Selling, general and administrative expenses	18,897	182,431	(5,902)	2(d)	—		—		195,426
Impairment	3,914	100,627	(173)		—		—		104,368

Total operating costs and expenses	332,147	524,791	(17,636)		—		—		839,302

Operating income (loss)	(19,972)	(220,253)	17,622		—		—		(222,603)

Other expense:
Other expense, net	(1,280)	170	—		—		—		(1,110)
Interest expense	(17,658)	(3,949)	(3,565)	2(f)	—		11,001	4(e)	(14,171)

Total other expenses	(18,938)	(3,779)	(3,565)		—		11,001		(15,281)

Pre-tax income (loss)	(38,910)	(224,032)	14,057		—		11,001		(237,884)

Benefit for income taxes	—	—	—		89,040	3(b)	—		89,040

Net income (loss)	$(38,910)	$(224,032)	$14,057		$89,040		$11,001		$(148,844)

See notes to unaudited pro forma condensed combined and consolidated financial information.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED AND CONSOLIDATED STATEMENT

OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

(IN THOUSANDS)

	Historical		Pro Forma
			Year Ended December 31, 2015
	Keane	Trican	Adjustments for Acquired Trican Operations		Adjustments for IPO- Related Transaction		Adjustments for Offering		Combined
Revenue	$366,157	$372,078	$(107)	2(a)	$—		$—		$738,128
Operating costs and expenses:
Cost of services (excluding depreciation and amortization, shown separately)	306,596	207,618	8,578	2(b)	—		—		522,792
Depreciation and amortization	69,547	80,684	(21,875)	2(c)	—		—		128,356
Selling, general and administrative expenses	25,811	223,832	(11,333)	2(d)	—		—		238,310
Impairment	3,914	246,626	(173)	2(e)					250,367

Total operating costs and expenses	405,868	758,760	(24,803)		—		—		1,139,825

Operating income (loss)	(39,711)	(386,682)	24,696		—		—		(401,697)

Other expense:
Other expense, net	(1,481)	(103)	—		—		—		(1,584)
Interest expense	(23,450)	(5,438)	(4,581)	2(f)	—		14,475	4(e)	(18,994)

Total other expenses	(24,931)	(5,541)	(4,581)		—		14,475		(20,578)

Pre-tax income (loss)	(64,642)	(392,223)	20,115		—		14,475		(422,275)

Benefit for income taxes	—	—	—		158,058	3(b)	—		158,058

Net income (loss)	$(64,642)	$(392,223)	$20,115		$158,058		$14,475		$(264,217)

See notes to unaudited pro forma condensed combined and consolidated financial information.

Notes to the Unaudited Pro Forma Condensed Combined and Consolidated Financial Information

1. Basis of Presentation

The unaudited pro forma condensed combined and consolidated financial information is derived by applying pro forma adjustments to Keane’s historical consolidated financial statements for the year ended December 31, 2015, the nine months ended September 30, 2016 and the nine months ended September 30, 2015. Keane completed its acquisition of the Acquired Trican Operations on March 16, 2016. The historical financial statements of the Acquired Trican Operations have been extracted from Trican U.S.’s interim financial information as of and for the period ended March 15, 2016, and Trican U.S.’s annual financial statements for the year ended December 31, 2015. While the unaudited pro forma condensed combined and consolidated financial information includes the historical results of Trican U.S. prior to Keane’s ownership and assumption of specific assets and liabilities as defined in the Trican APA, and adjustments required to conform Trican U.S.’s accounting policies to Keane’s accounting policies, such financial information does not give effect to the potential impact of any anticipated synergies, operating efficiencies or cost savings that may result from the acquisition of the Acquired Trican Operations or any integration costs that do not have a continuing impact. Unless otherwise indicated, information in this report is presented in U.S. dollars. Both Keane and Trican U.S. have fiscal years that end on December 31.

Any nonrecurring items directly attributable to the acquisition of the Acquired Trican Operations and the Anticipated Refinancing Transactions are included on the unaudited pro forma condensed combined and consolidated balance sheet but not in the unaudited pro forma condensed combined and consolidated statements of operations. In contrast, any nonrecurring items that were already included in Keane’s or Trican U.S.’s historical consolidated financial statements that are not directly related to the acquisition of the Acquired Trican Operations have not been eliminated and are further discussed below. In addition, the pro forma information reflects adjustments required to conform Trican U.S.’s accounting policies to Keane’s accounting policies.

The acquisition of the Acquired Trican Operations was accounted for using the acquisition method of accounting in accordance with Accounting Standards Codification Topic 805 Business Combinations. Under the acquisition method of accounting, the total consideration transferred in connection with the acquisition of the Acquired Trican Operations is allocated to the tangible and identifiable intangible assets acquired and the liabilities assumed based on their fair values, in each case based on the estimated fair value of Trican U.S.’s tangible and intangible assets and liabilities as of March 16, 2016, the date on which the acquisition of the Acquired Trican Operations was consummated. The excess of the consideration transferred over the net tangible and identifiable intangible assets acquired will be recorded as goodwill.

We have substantially completed our valuation of property and equipment, identifiable intangible assets and inventories. For purposes of the unaudited pro forma condensed combined and consolidated financial information, with the exception of property and equipment, identifiable intangible assets and inventories (see discussion below and in Note 2), the fair values of Trican U.S.’s assets and liabilities were assumed to approximate their carrying values.

Notes to the Unaudited Pro Forma Condensed Combined and Consolidated Financial Information

The following table summarizes the allocation of purchase price consideration based on the valuation of the acquired assets and the assumed liabilities as of March 16, 2016:

Cash	$199,400
Net working capital purchase price adjustment	6,000
Class A and C Units issued	42,669

Total purchase consideration	$248,069

Purchase consideration allocated to:
Accounts receivable	$37,377
Inventories	20,006
Prepaid expenses and other	7,170
Property and equipment	205,546
Identifiable intangible assets	3,880

Assets acquired	273,979
Accounts payable	(12,630)
Accrued expenses	(9,524)
Current maturities of capital lease obligations	(1,594)
Capital lease obligations, less current maturities	(2,386)
Other liabilities	(1,372)

Liabilities assumed	(27,506)
Goodwill	1,596

Total purchase consideration	$248,069

Significant Nonrecurring Items Included in the Historical Financial Statements

Trican U.S. has incurred charges that we do not believe to be indicative of core operations and we believe are significant to current operating results, some of which we believe are unlikely to recur. The pro forma condensed combined and consolidated financial statements have not been adjusted to eliminate these charges. As such, these charges are separately discussed herein. For further discussion of these items, refer to Trican U.S.’s audited financial statements for the year ended December 31, 2015.

Impairments of property and equipment

Due to the continued decline in commodity prices and excess hydraulic fracturing supply in the market, Trican U.S. recorded impairment losses relating to property and equipment of $246.6 million for the year ended December 31, 2015. No impairment losses were recorded by Trican U.S. for the period from January 1 to March 15, 2016.

Termination expense

Trican U.S. recognized termination expense in the amount of $2.1 million for the year ended December 31, 2015 related to the termination of 238 employees and the closure of its district offices in Longview, Texas and Minot, North Dakota. This charge was recorded in selling, general and administrative expense in the statement of operations. Termination expense recognized by Trican U.S. for the period from January 1, 2016 to March 15, 2016 was $0.5 million.

Notes to the Unaudited Pro Forma Condensed Combined and Consolidated Financial Information

Inventory lower of costs or market

Trican U.S. reviews the carrying value of inventory on a quarterly basis to verify that inventory is measured at the lower of cost or market value. As a result of decreased activity, Trican U.S. recorded a charge of $7.3 million to write-down inventory to market value for the year ended December 31, 2015. No inventory write-down was recorded for the period from January 1 to March 15, 2016.

Conforming Accounting Policies

Trican U.S. historically capitalized stainless steel fluid ends within prepaid expenses when placed into service and amortized the cost over a 1,000 hours useful life based on actual usage through selling, general and administrative expenses. Keane capitalizes the cost of stainless steel fluid ends in inventory and expenses it through cost of services when the fluid ends are placed into service.

Trican U.S. historically capitalized the costs of fracturing iron in inventory and expensed it through selling, general and administrative expenses when placed into service. Keane’s policy is to record fracturing iron as a fixed asset and to depreciate it over a 13-month useful life.

The pro forma adjustments to cost of services, depreciation and amortization expense, and selling, general and administrative expenses include estimates of the impact of conforming Trican U.S.’s accounting policies to Keane’s for stainless steel fluid ends and fracturing iron.

2. Pro Forma Adjustments for the Acquisition of the Acquired Trican Operations

The adjustments in each of the statements presented above give effect to the following:

•

adjustments associated with the effects of adjusting the historical net book values of the assets acquired and liabilities assumed to their estimated fair values, such as revised depreciation expense on property and equipment;

•	adjustments associated with the amortization of newly acquired intangible assets;

•	consideration of non-recurring items directly attributable to our acquisition of the Acquired Trican Operations such as transaction costs, termination benefits, stay bonuses and excluded businesses;

•	adjustments to the historical financial statements of Trican U.S. in order to present its financial statements in conformity with Keane’s accounting policies.

The unaudited pro forma condensed combined and consolidated balance sheet and unaudited condensed combined and consolidated statements of operation reflect each of these adjustments which are further discussed in the notes below:

a. Revenue

Represents the elimination of revenue included in the statement of operations of Trican U.S. excluded businesses excluded from the acquisition of the Acquired Trican Operations.

b. Cost of Services

This adjustment reflects the effect on cost of services of recording fluid ends through cost of sales in accordance with Keane’s accounting policies rather than through selling, general and administrative expenses as was historically the practice under Trican U.S.’s accounting policies.

Notes to the Unaudited Pro Forma Condensed Combined and Consolidated Financial Information

c. Depreciation and Amortization

The net pro forma adjustment to depreciation and amortization is comprised of the following items:

	Nine months ended September 30, 2016	Nine months ended September 30, 2015	Year ended December 31, 2015
Elimination of Trican’s historical depreciation and amortization expense	$(33,724)	$(65,206)	$(80,684)
Depreciation and amortization expense for acquired assets	43,154	43,154	53,593

Adjustment to depreciation and amortization	9,430	(22,052)	(27,091)
Adjust depreciation expense to conform to Keane’s accounting policies related to fracturing iron	856	4,015	5,216

Pro forma adjustment to depreciation and amortization	$10,286	$(18,037)	$(21,875)

d. Selling, General and Administrative Expenses

The net pro forma adjustment to selling, general and administrative expenses is comprised of the following items:

	Nine months ended September 30, 2016	Nine months ended September 30, 2015	Year ended December 31, 2015
Elimination of Keane transaction costs related to the Trican transaction	$(14,768)	$—	$(2,533)
Elimination of retention bonuses and termination benefits related to the acquisition	(1,844)	—	—
Elimination of selling, general and administrative expense related to excluded business	(74)	(442)	(563)
Adjust selling, general and administrative expense to conform to Keane’s accounting policies related to fluid ends and fracturing iron	(1,844)	(5,460)	(8,237)

Pro forma adjustment to selling, general and administrative expenses	$(18,530)	$(5,902)	$(11,333)

e. Impairment

Represents the elimination of the impairment charge related to excluded businesses included in the statement of operations.

f. Interest Expense

Represents the incremental interest expense and amortization of debt discount and deferred financing fees related to the Existing Term Loan Facility used to finance the acquisition of the Acquired Trican Operations using an annual current interest rate of 8.5%. A 0.125% increase or decrease in interest rates would result in a change in interest expense of approximately $0.1 million for the year ended December 31, 2015 and $0.1 million for the nine months ended September 30, 2016 and the nine months ended September 30, 2015. This adjustment also eliminates the interest expense associated with historical debt of Trican U.S. that we did not assume.

Notes to the Unaudited Pro Forma Condensed Combined and Consolidated Financial Information

3. Pro Forma Adjustments for IPO-Related Transactions

a. Equity

As part of the IPO-Related Transactions, all of our operating subsidiaries will become subsidiaries of Keane Group, Inc., a Delaware corporation. The pro forma adjustments to members’ equity and additional paid in capital represent the creation of paid in capital upon the corporate reorganization and the elimination of the historical members’ equity.

b. Provision for income taxes

As part of the IPO-Related Transactions, all of our operating subsidiaries will become subsidiaries of Keane Group, Inc., a Delaware corporation, and as a result all of our operations will be taxable as part of a consolidated group for federal income tax purposes. The pro forma adjustment to Income tax (benefit) expense is derived by applying a combined federal and state statutory tax rate of 37.43% to the pro forma pre-tax earnings of the company, which assumes that all of the Keane Group, Inc. entities are taxable as a group for federal and state income tax purposes.

4. Pro Forma for Offering

a. Cash

The pro forma adjustment to cash and cash equivalents represents the net cash used to consummate the repayment of the Existing Term Loan Facility and the partial repayment of the Notes in connection with this offering.

September 30, 2016
Cash proceeds from the offering net of offering costs	$250,509

Total anticipated cash proceeds	$250,509

Cash used to pay down the Existing Term Loan Facility	$98,750
Cash used to pay down the Notes	$50,000
Cash used for prepayment penalties	16,661

Total anticipated cash uses	$165,411

Net pro forma cash adjustment	$85,098

b. Debt

The pro forma adjustments to current maturities of long-term debt and long-term debt, less current maturities represents the repayment of the Existing Term Loan Facility and the partial repayment of the Notes with the proceeds from the offering, net of debt issue costs and original issue discount that will be written off in connection with the repayments.

c. Additional Paid-in Capital

The pro forma adjustment to common stock represents the issuance of common stock in this offering, net of estimated underwriting discounts and commissions.

d. Retained Earnings

The pro forma adjustment to retained earnings represents the write-off of debt issue costs and original issue discount costs of $11.2 million and prepayment penalty of $16.6 million incurred in connection with the repayment of the Existing Term Loan Facility and the partial repayment of the Notes.

e. Interest expense

Represents the adjustment to historical and pro forma interest expense and amortization of original issue discount and debt issue costs due to the repayment of the Existing Term Loan Facility and the partial repayment of the Notes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF KEANE

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Historical Financial Information of Keane,” “Unaudited Pro Forma Condensed Combined and Consolidated Financial Information” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve numerous risks and uncertainties, including those described in the “Risk Factors” section of this prospectus. Our actual results may differ materially from those contained in any forward-looking statements.

Overview

We are one of the largest pure-play providers of integrated well completion services in the U.S., with a focus on complex, technically demanding completion solutions. Our primary service offerings include horizontal and vertical fracturing, wireline perforation and logging and engineered solutions, as well as other value-added service offerings. With approximately 944,250 hydraulic horsepower spread across 23 hydraulic fracturing fleets and 23 wireline trucks located in the Permian Basin, the Marcellus Shale/Utica Shale, the SCOOP/STACK Formation, the Bakken Formation and other active oil and gas basins, we provide industry-leading completion services with a strict focus on health, safety and environmental stewardship and cost-effective customer-centric solutions. Our company prides itself on our outstanding employee culture, our efficiency and our ability to meet and exceed the expectations of our customers and communities in which we operate.

We provide our services in conjunction with onshore well development, in addition to stimulation operations on existing wells, to E&P customers with some of the highest quality and safety standards in the industry. We believe our proven capabilities enable us to deliver cost-effective solutions for increasingly complex and technically demanding well completion requirements, which include longer lateral segments, higher pressure rates and proppant intensity, and multiple fracturing stages in challenging high-pressure formations.

As of November 30, 2016, we had 13 hydraulic fracturing fleets and eight wireline trucks operating in the most active unconventional oil and natural gas basins in the U.S., including the Permian Basin, the Marcellus Shale/Utica Shale, the SCOOP/STACK Formation and the Bakken Formation. We are one of the largest providers of hydraulic fracturing services in the Permian Basin, the Marcellus Shale/Utica Shale and the Bakken Formation by total hydraulic horsepower deployed.

Our completion services are designed in partnership with our customers to enhance both initial production rates and estimated ultimate recovery from new and existing wells. We seek to deploy our assets with well-capitalized customers that have long-term development programs that enable us to maximize operational efficiencies and the return on our assets. We believe our integrated approach increases efficiencies and provides potential cost savings for our customers, allowing us to broaden our relationships with existing customers and attract new ones. In addition, our technical team and engineering center, which is located in The Woodlands, Texas, provides us the ability to supplement our service offerings with engineered solutions specifically tailored to address their completion requirements and challenges.

We believe the demand for our services will increase over the medium and long term as a result of a number of favorable industry trends. While drilling and completion activity has improved along with a rebound in commodity prices from their lows in early 2016 of $26.21 per barrel (based on the WTI spot price) and $1.64 per mmBtu for natural gas, we believe there are long-term fundamental demand and supply trends that will benefit our company. We believe demand for our services will grow from:

•	Increases in customer drilling budgets focused in our core service areas;

•	Increases in the percentage of rigs that are drilling horizontal wells;

•	Increases in the length of the typical horizontal wellbore;

•	Increases in the number of fracture stages in a typical horizontal wellbore; and

•	Increases in pad drilling and simultaneous fracturing/wireline operations.

We believe demand and pricing for our services will be further enhanced by a reduction in available hydraulic fracturing equipment as a result of:

•	Cannibalization of parked equipment and increased maintenance costs;

•	Aging of existing fleets given the limited investment since the industry downturn in late 2014;

•	Increased customer focus on well-capitalized, safe and efficient service providers that can meet or exceed their requirements; and

•	Reduced access to capital for fleet acquisition, maintenance and deployment.

How We Generate Our Revenues and Evaluate Our Business

We are organized into two reportable segments, consisting of Completion Services, including our hydraulic fracturing and wireline divisions; and Other Services, including our coiled tubing, cementing and drilling divisions. This segmentation is based on the primary end markets we serve, our customer base, the complementary nature of our services, our management structure and the financial information that is reviewed by the chief operating decision maker in deciding how to allocate resources and assess performance. We evaluate the performance of these segments based on equipment utilization, revenue, segment gross profit and gross margin. We monitor our cost of services using such metrics as cost of operations per stage for divisions in our Completion Services segment and cost of operations per working day for divisions in our Other Services segment.

Segment gross profit is a key metric that we use to evaluate segment operating performance and to determine resource allocation between segments. We define segment gross profit as segment revenues less segment direct and indirect cost of services. Cost of services include direct and indirect labor costs, proppant and freight, maintenance of equipment, chemicals, fuel and transportation freight costs, contract services, crew costs and other miscellaneous expenses. Gross margin is calculated by dividing segment gross profit by segment revenue.

The Costs of Conducting Our Business

The principal expenses involved in conducting our completion services are materials and freight, labor costs, the costs of maintaining our equipment and fuel costs.

Our direct labor costs vary with the amount of equipment deployed and the utilization of that equipment. Approximately 77% of our field service employees are paid on an hourly basis. Another key component of labor costs relates to the ongoing training of our field service employees, which improves safety rates and reduces attrition.

Approximately 97% of our direct cost of services is associated with the Completion Services segment, with a majority of those costs relating to our hydraulic fracturing division. We incur significant costs relating to the proppant, chemicals, and fuel used in our hydraulic fracturing operations. These costs fluctuate with usage increases in proportion to increases in the number, size and utilization of our fleets, as well as the prices for each material, including delivery costs.

Results of Operations

Nine Months Ended September 30, 2016 Compared to Nine Months Ended September 30, 2015

The following is a comparison of our results of operations for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015. Our results for the nine months ended September 30, 2016 include the financial and operating results of Keane and the Acquired Trican Operations for the period from March 16, 2016 through September 30, 2016. Results for the period prior to March 16, 2016 reflect the financial and operating results of Keane only. Accordingly, comparisons of our results for the nine months ended September 30, 2016 to the comparable prior year period may not be meaningful.

The following table sets forth selected operating data for the periods indicated:

	Nine Months Ended September 30,
($ in thousands, unaudited)			As a % of Revenues		Variance
Description	2016	2015	2016	2015	$	%
Completion Services	$262,881	$309,837	98%	99%	$(46,956)	-15%
Other Services	6,656	2,338	2%	1%	4,318	185%

Revenue	269,537	312,175	100%	100%	(42,638)	-14%
Completion Services	262,265	254,690	97%	82%	7,575	3%
Other Services	11,099	1,561	4%	1%	9,538	611%

Costs of services (excluding depreciation and amortization, shown separately)	273,364	256,251	101%	82%	17,113	7%
Completion Services	616	55,147	0%	18%	(54,531)	-99%
Other Services	(4,443)	777	-2%	0%	(5,220)	-672%

Gross profit (loss)	(3,827)	55,924	-1%	18%	(59,751)	-107%
Depreciation and amortization	71,947	53,085	27%	17%	18,862	36%
Selling, general and administrative expenses	44,910	18,897	17%	6%	26,013	138%
Impairment	—	3,914	0%	1%	(3,914)	—

Operating (loss) income	(120,684)	(19,972)	-45%	-6%	(100,712)	504%
Other expense (income)	(537)	1,280	0%	0%	(1,817)	-142%
Interest expense	28,408	17,658	11%	6%	10,750	61%

Total other expenses (income)	27,871	18,938	10%	6%	8,933	47%

Net income (loss)	$(148,555)	$(38,910)	-55%	-12%	$(109,645)	282%

Revenues.     Total revenue is comprised of revenue from Completion Services and Other Services. Revenue for the nine months ended September 30, 2016 decreased by $42.6 million, or 14%, to $269.5 million from $312.2 million for the nine months ended September 30, 2015. The decrease in revenue by reportable segment is discussed below.

Completion Services:     Completion Services segment revenue decreased by $47.0 million, or 15%, to $262.9 million for the nine months ended September 30, 2016 from $309.8 million for the nine months ended September 30, 2015. This decline was primarily attributable to a 52% decrease in the revenue per deployed hydraulic fracturing fleet as a result of competitive pricing driven by current market conditions, partially offset by a 76% increase in the number of deployed hydraulic fracturing fleets as a result of the increased utilization of the combined asset base.

Other Services:     Other Services segment revenue increased by $4.3 million, or 185%, to $6.7 million for the nine months ended September 30, 2016 from $2.3 million for the nine months ended September 30, 2015. The change was primarily attributable to revenues from the coiled tubing and cementing divisions acquired in connection with the Acquired Trican Operations which contributed $6.7 million of revenue to this segment during the nine months period ended September 30, 2016. This increase was offset by a $2.3 million reduction in revenues from the drilling division, which was idled in May 2015 as a result of the significant decrease in rig count.

Costs of services.     Costs of services for the nine months ended September 30, 2016 increased by $17.1 million, or 7%, when compared to the same period in 2015. This increase was driven by higher activity in the Completion Services segment, increased costs in connection with a prolonged completion timeline driven by customer completion delays and increased maintenance costs associated with higher-pressure jobs. In addition, for the nine months ended September 30, 2016, we had one-time costs of $18.4 million consisting of acquisition and integration costs of approximately $13.4 million associated with the Acquired Trican Operations and commissioning costs of approximately $5.0 million, including labor and maintenance, to deploy idle hydraulic fracturing fleets and coiled tubing units acquired from Trican. These increases were partially offset by our cost saving initiatives as described below. Costs of services as a percentage of total revenue for the nine months ended September 30, 2016 was 101%, which represented an increase of 19% from the nine months ended September 30, 2015. Excluding the one-time costs of $18.4 million for the nine months period ended September 30, 2016, described above, and $1.1 million for the same period in 2015, respectively, total costs of services was $255.0 million for the nine months ended September 30, 2016 and $255.1 million for the same period in 2015, or 95% and 82% of revenue, respectively, an increase as a percentage of revenue of 13%. Costs of services, as a percentage of total revenue is presented below:

	Nine Months Ended September 30,
Description	2016	2015	% Change
Segment cost of services as a percentage of segment revenue:
Completion Services	100%	82%	18%
Other Services	167%	67%	100%
Total cost of services as a percentage of total revenue	101%	82%	19%

The change in cost of services by reportable segment is further discussed below.

Completion Services:     Completion Services segment cost of services increased by $7.6 million, or 3%, to $262.3 million for the nine months ended September 30, 2016 from $254.7 million for the same period in 2015. As a percentage of segment revenue, total cost of services was 100% and 82%, for the nine months period ended September 30, 2016 and 2015, respectively. Excluding the one-time costs of $17.7 million for the nine months period ended September 30, 2016 and $0.6 million for the same period in 2015, respectively, Completion Services segment costs of services was $244.6 million for the nine months ended September 30, 2016 and $254.1 million for the same period in 2015, or 93% and 82% of segment revenue, respectively, an increase as a percentage of revenue of 11%. The increase in segment cost of services was driven by higher activity, increased costs in connection with a prolonged completion timeline driven by customer completion delays and increased maintenance costs associated with higher-pressure jobs. In addition, for the nine months ended September 30, 2016, we had one-time costs of $17.7 million consisting of acquisition and integration costs of approximately $13.4 million associated with the Acquired Trican Operations and commissioning costs of approximately $4.3 million, including labor and maintenance, to deploy idle hydraulic fracturing fleets acquired from Trican. These increases were partially offset by cost saving initiatives to drive down supply and material costs through negotiated price concessions from vendors, management of labor costs and our fixed cost structure through facility consolidation and other cost saving initiatives related to shipping and equipment costs.

Other Services:     Other Services segment cost of services increased by $9.5 million, or 611%, to $11.1 million for the nine months ended September 30, 2016 from $1.6 million for the same period in 2015. The increase was primarily attributable to cost of services in connection with the deployment of, and increased headcount related to, our coiled tubing and cementing operations acquired from Trican, which included one-time integration and commissioning costs of $0.7 million. This increase was partially offset by the $1.5 million decrease of cost of services related to the idling of our drilling services in May 2015. We idled our cementing services in April 2016 and all associated overhead has been re-allocated to the Completion Services segment or eliminated. Excluding the one-time costs of $0.7 million for the nine months ended September 30, 2016 described above, and $0.5 million for same period in 2015, respectively, Other Services segment costs of services for the nine months ended September 30, 2016 was $10.4 million and $1.1 million for the same period in 2015, or 156% and 46% of segment revenue, respectively, which is an increase as a percentage of segment revenue of 110%. This increase was a result of unfavorable absorption of fixed costs on low revenue as coiled tubing was a new division acquired as part of the Acquired Trican Operations.

Depreciation and amortization.     Depreciation and amortization expense increased by $18.9 million, or 36% to $71.9 million for the nine months ended September 30, 2016 from $53.1 million for the nine months ended September 30, 2015. This increase was primarily attributable to additional depreciation and amortization expense of $28.9 million related to the property and equipment included in the Acquired Trican Operations. This increase was partially offset by a decrease in depreciation expense of Keane’s existing equipment due to some assets becoming fully depreciated and reduced capital expenditures in 2016.

Selling, general and administrative expense.     Selling, general and administrative (“SG&A”) expense, which represents costs associated with managing and supporting our operations, increased by $26.0 million, or 138%, to $44.9 million for the nine months ended September 30, 2016 from $18.9 million for the nine months ended September 30, 2015. The increase in SG&A expense is related to increased headcount, property taxes and insurance associated with a larger asset base. SG&A as a percentage of total revenue was 17% for the nine months ended September 30, 2016 compared with 6% for the same period in 2015. Total one-time charges, excluding unit based compensation, were $23.4 million for the nine months period ended September 30, 2016 and $1.2 million for the same period in 2015, respectively, which were primarily related to the acquisition and integration of the Acquired Trican Operations. These costs were partially offset by a decrease in SG&A expenses of our Canadian subsidiary due to $3.1 million of wind-down costs incurred during 2015, which were no longer recurring during 2016. Excluding one-time costs of $23.4 million and $1.2 million described above, SG&A expense for the nine months ended September 30, 2016 was $21.5 million for the nine months period ended September 30, 2016 and $17.7 million for the same period in 2015, respectively, which represents an increase of 22%.

Impairment.    For the nine months ended September 30, 2016, we did not recognize any impairment expense. For the nine-months ended September 30, 2015, we recognized impairment expense of $3.9 million, which was comprised of a $2.4 million impairment on indefinite-lived intangible assets in our Completion Services segment as a result of the loss of certain customer relationships related to the UTFS Acquisition, a $1.2 million impairment on the trade name of our drilling business in our Other Services segment and a $0.3 million impairment on our drilling rig fleet in our Other Services segment.

Other expense (income), net.     Other expense (income), net, for the nine months ended September 30, 2016 decreased by $1.8 million to other income of $0.5 million as compared with other expense of $1.3 million for the nine months ended September 30, 2016. This decrease was primarily driven by an expense recognized during the nine months ended September 30, 2015 related to the forfeiture of a $1.7 million deposit due to cancellation of a hydraulic fracturing equipment purchase order, which was no longer recurring during 2016.

Interest expense, net.     Interest expense, net of interest income, increased by $10.8 million, to $28.4 million for the nine months ended September 30, 2016 from $17.7 million for the same period in 2015. This increase was primarily attributable to a $3.3 million increase in interest expense on our Notes due to an increase in the interest rate in accordance with the modified terms of the NPA; $4.8 million interest expense incurred on the Existing Term Loan Facility; $2.1 million of unrealized and realized losses related to an interest rate swap derivative with all changes in its fair value being recognized within other expenses starting from March 2016 which is the date when hedge accounting was discontinued; and a $1.7 million increase in amortization of debt issuance costs and higher commitment fees incurred on the Existing ABL Facility. These increases were partially offset by $1.1 million decrease in interest expense as a result of the forgiveness of interest on the Related Party Loan on March 16, 2016.

Net income (loss).     Net loss was $148.5 million for the nine months period ended September 30, 2016 as compared with net loss of $38.9 million for the same period in 2015. The increase in net loss is due to the changes in revenues and expenses discussed above.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

The following is a comparison of our results of operations for the twelve months ended December 31, 2015 compared to the twelve months ended December 31, 2014.

The following table sets forth selected operating data for the periods indicated:

	Year Ended December 31,
($ in thousands)			As a % of Revenues		Variance
Description	2015	2014	2015	2014	$	%
Completion Services	$363,008	$383,173	99%	97%	$(20,165)	-5%
Other Services	3,149	12,661	1%	3%	(9,512)	-75%

Revenue	366,157	395,834	100%	100%	(29,677)	-7%
Completion Services	305,928	314,783	84%	80%	(8,855)	-3%
Other Services	668	8,935	0%	2%	(8,267)	-93%

Costs of services (excluding depreciation and amortization, shown separately)	306,596	323,718	84%	82%	(17,122)	-5%
Completion Services	57,080	68,390	16%	17%	(11,310)	-17%
Other Services	2,481	3,726	1%	1%	(1,245)	-33%

Gross profit	59,561	72,116	16%	18%	(12,555)	-17%
Depreciation and amortization	69,547	68,254	19%	17%	1,293	2%
Selling, general and administrative expenses	25,811	25,459	7%	6%	352	1%
Impairment	3,914	11,098	1%	3%	(7,184)	-65%

Operating loss	(39,711)	(32,695)	-11%	-8%	(7,016)	21%
Other expense (income)	1,481	2,418	0%	1%	(937)	-39%
Interest expense	23,450	10,473	6%	3%	12,977	124%

Total other expenses (income)	24,931	12,891	7%	3%	12,040	93%

Net income (loss)	$(64,642)	$(45,586)	-18%	-12%	$(19,056)	42%

Revenues.     Total revenue is comprised of revenue from Completion Services and Other Services. Revenue for the year ended December 31, 2015 decreased by $29.7 million, or 7%, to $366.2 million from $395.8 million for the year ended December 31, 2014. The decrease in revenue by reportable segment is discussed below.

Completion Services:     Completion Services segment revenue decreased by $20.2 million, or 5%, to $363.0 million in 2015 from $383.2 million in 2014. This decline was primarily attributable to a 13% decrease in the revenue per deployed hydraulic fracturing fleet as a result of pricing pressure for our services, partially offset by a 9% increase in the number of deployed hydraulic fracturing fleets.

Other Services:     Other Services segment revenue decreased by $9.5 million, or 75%, to $3.1 million in 2015 from $12.7 million in 2014. The reduction was primarily attributable to a reduction in revenues from drilling services, which was idled in May 2015 as a result of the significant decrease in rig count throughout 2015.

Costs of Services.     Costs of services in 2015 decreased by $17.1 million, or 5%, to $306.6 million from $323.7 million when compared with 2014 primarily due to the decrease in revenue of $29.7 million during the same period. Costs of services as a percentage of total revenue in 2015 were 84%, which represented a slight increase of 2% from the prior year.

	Year ended December 31,
Description	2015	2014	% Change
Segment cost of services as a percentage of segment revenue:
Completion Services	84%	82%	2%
Other Services	21%	71%	-49%
Total cost of services as a percentage of total revenue	84%	82%	2%

The decrease in cost of services by reportable segment is further discussed below.

Completion Services:     Completion Services segment cost of services decreased by $8.9 million, or 3%, to $305.9 million in 2015 from $314.8 million in 2014. This decrease is primarily related to a decrease in Completion Services segment revenue, coupled with management’s continued efforts and focus on cost saving initiatives to drive down supply and material costs through negotiated price concessions from vendors and management of labor costs. As a percentage of segment revenue, total costs of services was 84% and 82% in 2015 and 2014, respectively.

Other Services:     Other Services segment cost of services decreased by $8.3 million, or 93%, to $0.7 million in 2015 from $8.9 million in 2014. The decrease was attributable to a reduction in cost of services for our drilling services, which were idled in May 2015.

Depreciation and amortization.     Depreciation and amortization expense increased by $1.3 million, or 2% to $69.5 million in 2015 from $68.3 million in 2014. This increase was primarily attributable to additional depreciation associated with new hydraulic fracturing and wireline equipment acquired during the second half of 2014 and 2015, partially offset by higher depreciation charge during 2014 due to the revision of the estimated useful lives of hydraulic fracturing assets with cumulative effect reflected in the year of change in accounting estimate.

Selling, general and administrative expense.     SG&A expense, which represents the costs associated with managing and supporting our operations, increased by $0.4 million, or 1% in 2015 compared to 2014. SG&A as a percentage of revenue increased to 7% in 2015 as compared with 6% in 2014. Changes in SG&A were primarily attributable to a $2.3 million increase in legal and professional fees related to our acquisition of the Acquired Trican Operations and a $0.9 million increase in the costs of the Canadian subsidiary due to its wind-down of activities in the second quarter of 2015. In addition, income tax expense related to the Canadian subsidiary’s operations increased by $0.4 million as compared with 2014. These increases were partially offset by a $3.1 million decrease in payroll expense due to lower stock based compensation and bonus expense associated with lower year over year performance.

Impairment.     In 2015, we recognized impairment expense of $3.9 million, which was comprised of a $2.4 million impairment on indefinite-lived intangible assets in our Completion Services segment as a result of the loss of certain customer relationships related to the UTFS Acquisition, a $1.2 million impairment on the trade name of our drilling services in our Other Services segment and a $0.3 million impairment on our drilling rig fleet in our Other Services segment. In 2014, we recognized impairment expense of $11.1 million, which was comprised of a $0.5 million impairment in our Completion Services segment as a result of the loss of certain customer relationships in our Canadian wireline operations, a $10.0 million impairment of definite-lived intangible assets in our Other Services segment as a result of the termination of a customer contract and a $0.6 million impairment on the trade name of our drilling division in our Other Services segment.

Other expense, net.     Other expense, net of other income, decreased by $0.9 million, or 39%, to $1.5 million in 2015 as compared with $2.4 million in 2014. This decrease was primarily attributed to a loss on debt extinguishment of $2.3 million recognized in 2014 for the extinguishment of our then existing term note with PNC Bank, N.A. and an accrual for the minimum commitment obligation on a sand transload contract of $0.3 million, partially offset by the 2015 forfeiture of a $1.7 million deposit due to the cancellation of a hydraulic fracturing equipment order.

Interest expense, net.     Interest expense, net of interest income, increased by $13.0 million, to $23.5 million in 2015 from $10.5 million in 2014. This increase was attributable to additional interest expense due to the issuance of the Notes, which were issued in August and September 2014, amortization of the related debt financing costs and interest on the Shareholder Loan (as defined herein) and new capital leases entered into in November of 2014.

Net income (loss).     Net loss was $64.6 million for the year ended December 31, 2015 as compared with net loss of $45.6 million for the same period in 2015. The increase in net loss is due to the changes in revenues and expenses discussed above.

Liquidity and Capital Resources

Historically, we have met our liquidity needs principally from cash flows from operating activities, borrowings under bank credit agreements and other debt offerings. During 2015 our primary source of cash was cash flows from operating activities. For the nine month period ended September 30, 2016, our primary sources of cash were the loans under our Existing Term Loan Facility. In addition, in March 2016 we received an equity contribution of $200.0 million from our shareholders to partially fund our acquisition of the Acquired Trican Operations and for working capital. Our principal uses of cash are to fund capital expenditures, acquisitions and to service our outstanding debt.

At September 30, 2016, we had $62.4 million of cash and $33.5 million of availability under our Existing ABL Facility, which resulted in a total liquidity position of $95.9 million.

Our ability to satisfy our liquidity requirements depends on our future operating performance, which is affected by prevailing economic conditions, market conditions in the E&P industry, availability and cost of raw materials, and financial and business and other factors, many of which are beyond our control.

We believe that our existing cash position, cash generated through operations and our financing arrangements will be sufficient to meet working capital requirements, anticipated capital expenditures and scheduled debt payments for the next 12 months.

We have had preliminary discussions with potential lenders, financial intermediaries and advisors and following the consummation of this offering, subject to market conditions, we intend to enter into new financing facilities, consisting of a new asset-based revolving facility and a new term loan facility. If we enter into the New Credit Facilities, we intend to use the proceeds thereof to repay all amounts outstanding under, and to terminate, the Existing ABL Facility and our Notes under the NPA. The Anticipated Refinancing Transactions are expected to extend the weighted average maturity of our indebtedness and provide us with more flexibility to pursue various transactions than we have under the restrictive covenants in our existing indebtedness. The terms of the Anticipated Refinancing Transactions may be adversely affected by economic, market, geopolitical and other conditions prevailing at the time we propose to consummate such transactions, most of which are beyond our control. There can be no assurance that we will be able to complete the Anticipated Refinancing Transactions on terms favorable to us, or at all. This offering is not contingent upon our entering into the New Credit Facilities, and there can be no assurance that we will enter into the New Credit Facilities and terminate the Existing ABL Facility and NPA following the consummation of this offering, or at all, and we may elect not to proceed with the Anticipated Refinancing. See “Description of Indebtedness—Anticipated Refinancing Facilities” and “Risk Factors—Risks Relating to Our Indebtedness—We may be unable to complete the Anticipated Refinancing Transactions, or we may decide not to pursue the Anticipated Refinancing Transactions.

Cash Flows

The table below summarizes our cash flows for the nine months ended September 30, 2016 and 2015 and the years ended December 31, 2015 and 2014.

	Nine months ended September 30,		Year ended December 31,
($ in thousands)	2016	2015	2015	2014
Net cash provided by (used in) operating activities	$(50,319)	$44,805	$37,521	$18,732
Net cash provided by (used in) investing activities	(219,207)	(24,429)	(26,038)	(138,870)
Net cash provided (used in) by financing activities	278,305	(8,537)	(10,518)	137,298
Effect of foreign exchange rate on cash	182	1,045	250	(400)

Net change in cash	$8,961	$12,884	$1,215	$16,760

Net Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities was cash outflow of $50.3 million for the nine months ended September 30, 2016 compared to cash inflow of $44.8 million for the nine month period ended September 30, 2015. The decrease in operating cash flows was primarily attributable to competitive pricing pressure as a result of market conditions, which resulted in a decrease in operating results for the nine month period ended September 30, 2016, as described in “—Results of Operations.” In addition, the decrease in operating cash flows was also driven by acquisition, integration and deployment costs of approximately $41.8 million associated primarily with the Acquired Trican Operations incurred during the nine month period ended September 30, 2016.

Net cash provided by operating activities was $37.5 million for 2015, compared to $18.7 million for 2014. The increase in operating cash flows was primarily attributable to positive operating results generated by our Completion Services segment, as well as cash generated by working capital changes.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities was $219.2 million for the nine month period ended September 30, 2016 and $24.4 million for the nine month period ended September 30, 2015. This increase was primarily attributable to the cash payment of $203.9 million to Trican as part of our acquisition of the Acquired Trican Operations during 2016.

Net cash used in investing activities was $26.0 million for 2015 and $138.9 million for 2014. This change is primarily attributable to significant purchases of hydraulic fracturing equipment during the year ended December 31, 2014, resulting in a net decrease in year over year purchases of equipment by $104.4 million.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities was $278.3 million for the nine month period ended September 30, 2016 as compared with the net cash used in financing activities of $8.5 million for the nine months ended September 30, 2015. Net cash flow provided by financing activities in 2016 was primarily attributable to a capital contribution from shareholders of $200 million and the net proceeds from our Existing Term Loan Facility. The capital contribution and the net proceeds from the Existing Term Loan Facility were used to fund the acquisition of the Acquired Trican Operations and working capital. These inflows were partially offset by cash paid for debt issuance costs. Net cash flow used in financing activities during the nine month period ended September 30, 2015 was primarily due to an amortization payment on the Notes and a final contingent consideration payment related to the UTFS Acquisition.

Net cash used in financing activities was $10.5 million in 2015, compared to net cash provided by financing activities of $137.3 million in 2014. Net cash provided by financing activities in 2014 primarily relates to $185.9 million net proceeds from the Notes and $20.0 million from the Shareholder Loan, partially offset by extinguishment of capital leases of $48.2 million and payment of $9.5 million in connection with the UTFS Acquisition. In 2015, net cash used in financing activities was primarily related to $5.0 million of principal payments on the Notes and a final contingent consideration payment of $2.5 million made in February 2015 in connection with the UFTS Acquisition.

Capital Expenditures

The nature of our capital expenditures is comprised of a base level of investment required to support our current operations and amounts related to growth and company initiatives. Capital expenditures for growth and company initiatives are discretionary. We currently estimate that our capital expenditures for the last quarter of 2016 will range from $12 million to $15 million and that our capital expenditures for 2017 will range from $40 million to $50 million. We continuously evaluate our capital expenditures and the amount we ultimately spend will depend on a number of factors including expected industry activity levels and company initiatives.

Contractual Commitments and Obligations

In the normal course of business, we enter into various contractual obligations that impact or could impact our liquidity. The table below contains our known contractual commitments at September 30, 2016.

($ in thousands) Contractual obligations	Total	Less than 1 Year	1-3 Years	3-5 Years
Long-term debt, including current portion(1)	$288,750	$5,625	$191,875	$91,250
Estimated interest payments(2)	89,436	19,673	55,175	14,588
Capital lease obligations(3)	9,534	3,013	5,352	1,169
Operating lease obligations(4)	28,148	9,059	14,104	3,792
Purchase commitments(5)	108,440	16,781	58,604	30,909

	$524,308	$54,151	$325,110	$141,708

(1)	Long-term debt excludes interest payments on each obligation and represents our obligations under our Notes and Existing Term Loan Facility.
(2)	Estimated interest payments are based on debt balances outstanding as of September 30, 2016. Interest rates used for variable rate debt are based on the prevailing current LIBOR rate.
(3)	Capital lease obligations consist of obligations on our capital leases of hydraulic fracturing equipment with CIT Finance LLC and light weight vehicles with ARI Financial Services Inc.
(4)	Operating lease obligations are related to our real estate and rail cars.
(5)	Purchase commitments primarily relate to our agreements with vendors for sand purchases. The purchase commitments to sand suppliers represent our annual obligations to purchase a minimum amount of sand from vendors. If the minimum purchase requirement is not met, the shortfall at the end of the year is settled in cash or, in some cases, carried forward to the next year.

Off-Balance Sheet Arrangements

Except for our normal operating leases, we do not have any off-balance sheet financing arrangements, transactions or special purpose entities.

Critical Accounting Policies and Estimates

The preparation of the consolidated financial statements and related notes to the consolidated financial statements included elsewhere in this offering memorandum requires us to make estimates that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities. We base these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

In the notes accompanying the audited consolidated financial statements, we describe the significant accounting policies used in the preparation of our consolidated financial statements. We believe that the following represent the most significant estimates and management judgments used in preparing the consolidated financial statements.

Our critical accounting policies and estimates have not significantly changed since December 31, 2015.

Revenue Recognition

Revenue from our hydraulic fracturing, wireline, drilling, coiled tubing and cementing services are earned and recognized as services are rendered, which is generally on a per stage, daily or hourly rate, or on a similar basis. All revenue is recognized when persuasive evidence of an arrangement exists, the service is complete, the amount is determinable and collectability is reasonably assured, as follows:

Completion Services Revenue

We provide hydraulic fracturing and wireline services pursuant to contractual arrangements, such as term contracts and pricing agreements, or on a spot market basis. Revenue is recognized upon the completion of each job. Once a job has been completed to the customer’s satisfaction, a field ticket is created that includes charges for the service performed and the chemicals and proppant consumed during the course of the service. The field ticket may also include charges for the mobilization of the equipment to the location, additional equipment used on the job, if any, and other miscellaneous items. This field ticket is used to create an invoice, which is sent to the customer upon the completion of each job.

Other Services Revenue

We provide certain complementary services such as coiled tubing, cementing and drilling pursuant to contractual arrangements, such as term contracts on a spot basis. We typically charge the customer for the services performed and materials provided on a per job basis.

Taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of operations and comprehensive loss and net cash provided by operating activities in the consolidated statements of cash flows.

Contract acquisition and origination costs are expensed as incurred.

Property, Plant, and Equipment

We calculate depreciation based on the estimated useful lives of our assets. When assets are placed into service, we make estimates with respect to their useful lives that we believe are reasonable. However, due to the cyclical nature of our business, which results in fluctuations in the use of our equipment and the environments in which we operate, could cause us to change our estimates, thus affecting the future calculation of depreciation.

We continuously perform repair and maintenance expenditures on our service equipment. Expenditures for renewals and betterments that extend the lives of our service equipment, which may include the replacement of significant components of service equipment, are capitalized and depreciated. Other repairs and maintenance costs are expensed as incurred. The determination of whether an expenditure should be capitalized or expensed requires management judgement in the application of how the costs benefit future periods, relative to our capitalization policy. Costs that either establish or increase the efficiency, productivity, functionality or life of a fixed asset are capitalized.

We separately identify and account for certain significant components of our hydraulic fracturing units including the engine, transmission, and pump, which requires us to separately estimate the useful lives of these components. For the majority of our other service equipment, we do not separately identify and track depreciation of specific original components. When we replace components of these assets, we typically have to estimate the net book values of the components that are retired, which is based primarily upon replacement cost, age and original estimated useful life.

Definite-lived Intangible Assets

At September 30, 2016, our balance of definite-lived intangible assets was $45.6 million and the related amortization reflected in our condensed consolidated statement of operations was $4.2 million and $3.8 million for the nine months ended September 30, 2016 and 2015, respectively. These intangible assets are primarily related to customer relationships, trademarks, software and proprietary chemical blends acquired in business acquisitions. We calculate amortization for these assets based on their estimated useful lives. When these assets are recorded, we make estimates with respect to their useful lives that we believe are reasonable. However, these estimates contain judgments regarding the future utility of these assets and a change in our assessment of the useful lives of these assets could materially change the future calculation of amortization.

Impairment of Long-Lived Assets, Goodwill and Other Intangible Assets

Long-lived assets, such as property, plant, equipment and definite-lived intangible assets, are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable, such as insufficient cash flows or plans to dispose of or sell long-lived assets before the end of their previously estimated useful lives. If the carrying amount is not recoverable, we recognize an impairment loss equal to the amount by which the carrying amount exceeds fair value. We estimate fair value based on projected future discounted cash flows. Our fair value calculations for long-lived assets and intangible assets contain uncertainties because they require us to apply judgment and estimates concerning future cash flows, strategic plans, useful lives and market performance. We also apply judgment in the selection of a discount rate that reflects the risk inherent in our current business model.

We have acquired goodwill and indefinite-lived intangible assets related to business acquisitions. Goodwill represents the excess of the purchase price over the fair value of net assets acquired. We review our goodwill and indefinite-lived intangible assets on an annual basis, during the fourth quarter, and whenever events or changes in circumstances indicate the carrying value of goodwill or an intangible asset may exceed its fair value. If the carrying value of goodwill or an intangible asset exceeds its fair value, we recognize an impairment loss for this difference. Our impairment loss calculations for goodwill and indefinite-lived intangible assets contain uncertainties because they require us to estimate fair values of our reporting units and intangible assets, respectively. We estimate fair values based on various valuation techniques such as discounted cash flows and comparable market analyses. These types of analyses contain uncertainties because they require us to make judgments and assumptions regarding future profitability, industry factors, planned strategic initiatives, discount rates and other factors.

If actual results or performance of certain business units are not consistent with our estimates and assumptions, we may be subject to additional impairment charges, which could be material to our results of operations. For example, if our results of operations significantly decline as a result of a decline in the price of oil, there could be a material increase in the impairment of long-lived assets in future periods. Also, if the actual results or performance of our wireline division are not consistent with our projections, estimates and assumptions, there could be goodwill impairment charges in future periods.

Derivative Instruments and Hedging Activities

We are exposed to certain risks related to our ongoing business operations. We utilize interest rate derivatives to manage interest rate risk associated with our floating-rate borrowings. We recognize all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. For derivatives designated in hedging relationships, changes in the fair value are either offset through earnings against the change in fair value of the hedged item attributable to the risk being hedged or recognized in accumulated other comprehensive income, to the extent the derivative is effective at offsetting the changes in cash flows being hedged, until the hedged item affects earnings.

We only enter into derivative contracts that we intend to designate as hedges for the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). For all hedging relationships, we formally document the hedging relationship and our risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged transaction, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively and a description of the method used to measure ineffectiveness. We also formally assess, both at the inception of the hedging relationship and on an ongoing basis, whether the derivatives that are used in hedging relationships are highly effective in offsetting changes in cash flows of hedged transactions. For derivative instruments that are designated and qualify as part of a cash flow hedging relationship, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

We discontinue hedge accounting prospectively when we determine that the derivative is no longer effective in offsetting cash flows attributable to the hedged risk, the derivative expires or is sold, terminated, or exercised, the cash flow hedge is de-designated because a forecasted transaction is not probable of occurring or management determines to remove the designation of the cash flow hedge. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, we continue to carry the derivative at its fair value on the balance sheet and recognize any subsequent changes in its fair value in earnings. When it is probable that a forecasted transaction will not occur, we discontinue hedge accounting and recognize immediately in earnings gains and losses that were accumulated in other comprehensive income related to the hedging relationship.

Unit-Based Compensation

We sponsor a unit-based management compensation program called the Keane Management Holdings LLC Management Incentive Plan. We account for the units under this plan as compensation cost measured at the fair value of the award on the date of grant using the option pricing model. We recognize compensation expense on a straight-line basis over the service period of the entire award for the time-based component and ratably over the vesting period for the performance-based component.

Tax Contingencies

We are subject to income taxes and other state and local taxes. Our tax returns, like those of most companies, are periodically audited by federal, state and local tax authorities. These audits include questions regarding our tax filing positions, including the timing and amount of deductions and the reporting of various taxable transactions. At any one time, multiple tax years are subject to audit by the various tax authorities. In evaluating the exposures associated with our various tax filing positions, we may record a liability for such exposures. A number of years may elapse before a particular matter, for which we have established a liability, is audited and fully resolved or clarified. We adjust our liability for these tax exposures in the period in which a tax position is effectively settled, the statute of limitations expires for the relevant taxing authority to examine the tax position or when more information becomes available.

Our liabilities for these tax positions contain uncertainties because we are required to make assumptions and apply judgment to estimate the exposures associated with our various filing positions. Although we believe that our judgments and estimates are reasonable, actual results could differ, and we may be subject to losses or gains that could be material.

Recent Accounting Pronouncements

See Note 1—“Basis of Presentation and Nature of Operations” to our September 30, 2016 unaudited condensed consolidated financial statements and Note 2—“Summary of Significant Accounting Policies” to our audited consolidated financial statements included elsewhere in this offering memorandum for a discussion of recently issued accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risk

At September 30, 2016, we held no significant derivative instruments that materially increased our exposure to market risks for interest rates, foreign currency rates, commodity prices or other market price risks.

We are subject to interest rate risk on a portion of our long-term debt. The loans under our Existing Term Loan Facility bear interest, at our option, at a rate per annum equal to either (a) the base rate plus 6.00% or (b) LIBOR (subject to a 1.50% floor for any portion of the term loan subject to an interest period of three or six months) plus 7.00%. LIBOR is currently below 1.50% per annum, therefore an increase in the LIBOR up to 1.50% per annum would not affect our results of operations, financial condition or cash flows.

Our material and fuel purchases expose us to commodity price risk. Our material costs primarily include the cost of inventory consumed while performing our stimulation services such as proppant, chemicals and guar. Our fuel costs consist primarily of diesel fuel used by our various trucks and other motorized equipment. The prices for fuel and the raw materials (particularly guar and proppant) in our inventory are volatile and are impacted by changes in supply and demand, as well as market uncertainty and regional shortages. Depending on market conditions, we have generally been able to pass along price increases to our customers, however, we may be unable to do so in the future. We generally do not engage in commodity price hedging activities. However, we have purchase commitments with certain vendors to supply a majority of the proppant used in our operations. Some of these agreements are take-or-pay agreements with minimum purchase obligations. As a result of future decreases in the market price of proppants, we could be required to purchase goods and pay prices in excess of market prices at the time of purchase.

Our operations are currently conducted entirely within the U.S.; therefore, we had no significant exposure to foreign currency exchange rate risk.

BUSINESS

Our Company

We are one of the largest pure-play providers of integrated well completion services in the U.S., with a focus on complex, technically demanding completion solutions. Our primary service offerings include horizontal and vertical fracturing, wireline perforation and logging and engineered solutions, as well as other value-added service offerings. With approximately 944,250 hydraulic horsepower spread across 23 hydraulic fracturing fleets and 23 wireline trucks located in the Permian Basin, the Marcellus Shale/Utica Shale, the SCOOP/STACK Formation, the Bakken Formation and other active oil and gas basins, we provide industry-leading completion services with a strict focus on health, safety and environmental stewardship and cost-effective customer-centric solutions. Our company prides itself on our outstanding employee culture, our efficiency and our ability to meet and exceed the expectations of our customers and communities in which we operate.

We provide our services in conjunction with onshore well development, in addition to stimulation operations on existing wells, to E&P customers with some of the highest quality and safety standards in the industry. We believe our proven capabilities enable us to deliver cost-effective solutions for increasingly complex and technically demanding well completion requirements, which include longer lateral segments, higher pressure rates and proppant intensity, and multiple fracturing stages in challenging high-pressure formations.

As of November 30, 2016, we had 13 hydraulic fracturing fleets and eight wireline trucks operating in the most active unconventional oil and natural gas basins in the U.S., including the Permian Basin, the Marcellus Shale/Utica Shale, the SCOOP/STACK Formation and the Bakken Formation. We are one of the largest providers of hydraulic fracturing services in the Permian Basin, the Marcellus Shale/Utica Shale and the Bakken Formation by total hydraulic horsepower deployed.

Our completion services are designed in partnership with our customers to enhance both initial production rates and estimated ultimate recovery from new and existing wells. We seek to deploy our assets with well-capitalized customers that have long-term development programs that enable us to maximize operational efficiencies and the return on our assets. We believe our integrated approach increases efficiencies and provides potential cost savings for our customers, allowing us to broaden our relationships with existing customers and attract new ones. In addition, our technical team and engineering center, which is located in The Woodlands, Texas, provides us the ability to supplement our service offerings with engineered solutions specifically tailored to address their completion requirements and challenges.

We believe the demand for our services will increase over the medium and long-term as a result of a number of favorable industry trends. While drilling and completion activity has improved along with a rebound in commodity prices from their lows in early 2016 of $26.21 per barrel (based on the WTI spot price) and $1.64 per mmBtu for natural gas, we believe there are long-term fundamental demand and supply trends that will benefit our company. We believe demand for our services will grow from:

•	Increases in customer drilling budgets focused in our core service areas;

•	Increases in the percentage of rigs that are drilling horizontal wells;

•	Increases in the length of the typical horizontal wellbore;

•	Increases in the number of fracture stages in a typical horizontal wellbore; and

•	Increases in pad drilling and simultaneous fracturing/wireline operations.

We believe demand and pricing for our services will be further enhanced by a reduction in available hydraulic fracturing equipment as a result of:

•	Cannibalization of parked equipment and increased maintenance costs;

•	Aging of existing fleets given the limited investment since the industry downturn in late 2014;

•	Increased customer focus on well-capitalized, safe and efficient service providers that can meet or exceed their requirements; and

•	Reduced access to capital for fleet acquisition, maintenance and deployment.

Pricing levels for our industry’s services are driven primarily by asset utilization. With the downturn in commodity prices from late 2014 into early 2016, asset utilization across the hydraulic fracturing industry has been reported at approximately 37%. Of our total 23 hydraulic fracturing fleets, 13 fleets, or 57% of our total fleets, were deployed as of November 30, 2016. We believe our deployment rate reflects the quality of our assets and services. Due to lack of investment in maintenance and aging equipment, we believe that approximately 70% of active industry equipment is currently deployed. We have 15 active hydraulic fracturing fleets, of which 13 fleets, or 87% of our active fleets, were deployed as of November 30, 2016. Based on current pricing for component parts and labor, we believe our remaining eight inactive fleets can be made operational at a cost of approximately $1.5 million per fleet.

Our History

Our company was founded in 1973 by the Keane family in Lewis Run, Pennsylvania. We have been well regarded as a customer-focused operator that prioritizes safety, the environment and our relationship with the communities in which we operate. We are committed to maintaining conservative financial policies and a disciplined approach to asset deployment, adding new capacity with customers with significant capital budgets and steady development programs rather than on a speculative basis.

We have developed what we believe is an industry-leading, completions-focused platform by emphasizing health, safety and environmental stewardship as our highest priority, implementing an efficient cost structure focused on disciplined cost controls, establishing a sophisticated supply chain and investing in state-of-the-art systems, technology and infrastructure to support our growth. Through these initiatives, our platform has demonstrated the ability to scale with an increase in activity. For example, in 2013, we organically entered into the Bakken Formation, where we remain one of the most active service providers, and, in 2014, we successfully recruited and integrated over 450 employees into our business, resulting in a 74% increase in our employee base.

We believe that our ability to identify, execute and integrate acquisitions is a competitive advantage. We have demonstrated the ability to grow both organically and through opportunistic acquisitions. From 2010 to 2014, we organically added seven hydraulic fracturing fleets deployed across the Marcellus Shale/Utica Shale, the Bakken Formation and the Permian Basin. We have also completed three acquisitions that have diversified our geographic presence and service line capabilities. In April 2013, we acquired the wireline technologies division of Calmena Energy Services, which provided us with wireline operations capabilities in the U.S. In December 2013, we acquired the assets of Ultra Tech Frac Services to establish a presence in the Permian Basin. In March 2016, we completed the opportunistic acquisition of Trican’s U.S. oilfield service operations resulting in the expansion of our hydraulic fracturing operations to the current 23 fleets and establishing Keane as one of the largest pure-play providers of integrated well completion services in the U.S. with approximately 944,250 hydraulic horsepower. This acquisition added high quality equipment, provided increased scale in key operating basins, expanded our customer base and offered significant cost reduction opportunities. To date we have identified and implemented a plan to achieve over $80 million of annualized cost savings as a result of facility consolidations, head count rationalization and procurement savings. The Trican transaction also enhanced our access to proprietary technology and engineering capabilities that have improved our ability to provide integrated services solutions. We intend to continue to evaluate potential acquisitions on an opportunistic basis that would complement our existing service offerings or expand our geographic capabilities.

Our Competitive Strengths

We believe that technical expertise, fleet capability, equipment quality and robust preventive maintenance programs, integrated solutions, experience, scale in leading basins and HSE performance are the primary differentiating factors within the industry. We specialize in providing customized completion solutions to our customers that increase efficiency, improve safety and lower their overall cost.

Accordingly, we believe the following strengths differentiate us from many of our competitors and contribute to our ongoing success:

Multi-Basin Service Provider with Close Proximity to Our Customers.

We provide our services in several of the most active basins in the U.S., including the Permian Basin, the Marcellus Shale/Utica Shale, the SCOOP/STACK Formation, the Bakken Formation and the Eagle Ford Shale. These regions are expected to account for approximately 87% of all new horizontal wells anticipated to be drilled between 2016 and 2020. In addition, the high-density of our operations in the basins in which we are most active provides us the opportunity to leverage our fixed costs and to quickly respond with what we believe are highly efficient, integrated solutions that are best suited to address customer requirements.

In particular, we are one of the largest providers in the Permian Basin and the Marcellus Shale/Utica Shale, the most prolific and cost-competitive oil and natural gas basins in the United States, respectively. According to Spears & Associates, the Permian Basin and the Marcellus Shale/Utica Shale are expected to account for the greatest crude oil and natural gas production growth in the U.S. through 2020 based on forecasted rig counts. These basins have experienced a recovery in activity since the spring of 2016, representing approximately 62% of the increase in U.S. rig count from its May 2016 low of 404 to 597 as of December 2016.

Our Houston, Texas-based headquarters, eight field offices and numerous management and sales offices are in close proximity to unconventional resource plays which allows us to take a hands-on approach to customer relationships at multiple levels within our organization, anticipate our customers’ needs and efficiently deploy our assets.

The below map represents our areas of operation:

Customer-Tailored Approach.

We seek to develop long-term partnerships with our customers by investing significant time and effort educating them on our value proposition and maintaining a continuous dialogue as we deliver ongoing service.

We believe our direct line of communication with our customers at the senior management level as well as with key operational managers in the field provides us with the ability to address issues quickly and efficiently and is highly valued by our customers. In November 2016, we received Shell Global Solutions International’s annual Well Services Performance Award in recognition of our Permian Basin team’s exceptional 2016 performance and customer service in hydraulic fracturing and wireline services.

In connection with the Trican transaction, we acquired our Engineered Solutions Center, which we believe provides value-added capabilities to both our new and existing customers. We believe our Engineered Solutions Center enables us to support our customers’ technical specifications with a focus on reducing costs and increasing production. As pressure pumping complexity increases and the need for comprehensive, solution-driven approaches grows, our Engineered Solutions Center is able to meet our customers’ business objectives cost-effectively by offering flexible design solutions that package our services with new and existing product offerings. Our Engineered Solutions Center is focused on providing (1) economical and effective fracture designs, (2) enhanced fracture stimulation methods, (3) next-generation fluids and technologically advanced diverting agents, such as MVP Frac™ and TriVert™, which we received the right to use as part of the Trican transaction, (4) dust control technologies and (5) customized solutions to individual customer and reservoir requirements.

Track Record of Providing Safe and Reliable Solutions.

Safety is our highest priority and we believe we are among the safest service providers in the industry. For example, we achieved a TRIR, which we believe is a reliable measure of safety performance, that is less than half of the industry average from 2013 to 2015. We believe we have an industry leading behavior-based safety program to ensure each employee understands the importance of safety. Depending on job requirements, each new employee goes through a rigorous on-boarding and training program, is assigned a dedicated mentor, is routinely subject to our “Fit for Duty” verification program and periodically attends safety and technical certification programs. Our customers seek to protect their field employees, contractors and communities in which they serve as well as minimize the risk of disproportionately high costs that can result from an HSE incident. As a result, our customers demand robust HSE programs from their service providers and view safety records as a key criterion for vendor selection. We believe our safety and training record creates a competitive advantage by enhancing our ability to develop long-term relationships with our customers, allowing us to qualify to tender bids on more projects than many of our competitors and enabling us to attract and retain employees.

Modern, High-Quality Asset Base and Robust Maintenance Program.

We have invested in modern equipment, including dual-fuel fracturing pumps, Tier IV engines, stainless steel fluid ends, dry friction reducer and dry guar, to enhance our efficiency and safety. In addition, our high-quality, heavy-duty hydraulic fracturing and wireline fleets reduce operational downtime and maintenance costs while enhancing our ability to provide reliable, safe and consistent service to our customers. We have approximately 944,250 total hydraulic horsepower and can deploy up to 23 hydraulic fracturing fleets. We had 13 hydraulic fracturing fleets and eight wireline trucks deployed as of November 30, 2016. We believe we have a robust preventative maintenance program for both our active and inactive fleets which allows us to respond to customer demand in a timely, safe and cost-efficient manner, and we continue to invest in and stock critical parts and components.

Since April 1, 2016, we have deployed 5 hydraulic fracturing fleets to service customers at a total cost to deploy of approximately $8 million. In addition, based on current pricing for component parts and labor, we believe our remaining inactive hydraulic fracturing fleets can be made operational at a cost of approximately $1.5 million per fleet. Based upon our recent deployment experience, we believe it takes approximately 45 days to activate and staff a single hydraulic fracturing fleet, allowing us to quickly and cost-effectively respond to an increase in customer demand. We also believe we can deploy each of our wireline trucks in less than 30 days at a nominal cost. Our conservative financial profile and continued investment in our assets and fleets should enable us to maintain an efficient operating cost structure as we begin to redeploy assets, ensuring our operators have safe, well-maintained equipment to service our customers.

Flexible Supply Chain Management Capabilities.

Our sophisticated logistics network is comprised of strategically-located field offices, proppant storage facilities and proprietary last-mile transportation solutions. We have a dedicated supply chain team that manages sourcing and logistics to ensure flexibility and continuity of supply in a cost-effective manner across all areas of operation. We maintain multi-year relationships with industry-leading suppliers of proppant and have contracted secure supply at pricing reflecting current market conditions for over 80% of our expected demand through 2020, based on existing job designs. We currently have a network of 1,050 modern railcars, which are being leased to us on a multi-year basis, and which provides us with valuable and flexible logistical support for our operations. Our logistics infrastructure also includes access to eight third-party unit train facilities, which improve railcar turn times and reduce transit costs, and approximately 50 transload facilities. In addition, we own over 120 pneumatic sand-hauling trucks for last-mile transportation to the well site, which gives us the ability to access and deliver proppant where and when needed. We believe our supply chain and logistics network provide us with a competitive advantage by allowing us to quickly respond during periods of increased demand for our services.

Strong Balance Sheet and Disciplined Use of Capital.

We believe our balance sheet strength represents a significant competitive advantage, allowing us to pro-actively maintain our fleet while also pursuing opportunistic initiatives to further grow and expand our base business with new and existing customers. Our customers seek to employ well-capitalized service providers that are in the best position to meet their service requirements and their financial obligations, and, as a result, we intend to continue to maintain a strong balance sheet.

We adjust our capital expenditures based on prevailing industry conditions, the availability of capital and other factors as needed. Throughout the industry downturn that began in 2014, we have prioritized continued investment in our robust maintenance program to ensure our fleet of equipment can be deployed efficiently as demand recovers. At September 30, 2016, we had $62.4 million and $147.5 million of cash on hand on an actual basis and on a pro forma basis after giving effect to the sale of our common stock and the use of net proceeds as described herein, respectively, and $33.5 million of availability under our Existing ABL Facility on both an actual and pro forma basis, providing us with the means to fund deployment of fleets and grow our operations. We intend to continue to prioritize maintenance, upgrades, refurbishments and acquisitions, in a disciplined and diligent manner, carefully evaluating these investments based on their ability to maintain or improve our competitive position and strengthen our financial profile while creating value for our shareholders.

Best-in-Class Management Team with Extensive Industry Experience.

The members of our management team are seasoned operating, financial and administrative executives with extensive experience in and knowledge of the oilfield services industry. Our management team is led by our Chairman and Chief Executive Officer, James C. Stewart, who has over 30 years of industry experience. Each member of our management team brings significant leadership and operational experience with long tenures in the industry and respective careers at highly regarded companies, including Schlumberger Limited, Halliburton, Baker Hughes, Weatherford International and General Electric. The members of our executive management team provide us with valuable insight into our industry and a thorough understanding of customer requirements.

Our Strategy

Our principal business objective is to increase shareholder value by profitably growing our business while safely providing best-in-class completion services. We expect to achieve this objective through:

Efficiently Capitalizing on Industry Recovery.

Hydraulic fracturing represents the largest cost of completing a shale oil or gas well and is a mission-critical service required for the continued development of U.S. shale resources. Upon a recovery in demand for oilfield services in the U.S., the hydraulic fracturing sector is expected to have among the highest growth rates among oilfield service providers. Industry reports have forecasted that the North American onshore stimulation sector, which includes hydraulic fracturing, will increase at a CAGR, a measure of growth rate for selected points in time, of 10% from 2006 to 2020, and 30% from 2016 through 2020. As a well-capitalized provider operating in the most active unconventional oil and natural gas basins in the U.S., we believe that our business is well positioned to capitalize efficiently on an industry recovery. We have invested significant resources and capital to develop a market leading platform with demonstrated capabilities and technical skills that is well equipped to address increased demand from our customers. We believe that our rigorous preventative maintenance program provides us with a well-maintained hydraulic fracturing fleet and the ability to deploy inactive fleets efficiently. Based upon our recent experience and current pricing for components and labor, we believe it will take approximately 45 days to activate a single hydraulic fracturing fleet, allowing us to quickly and cost-effectively respond to an increase in customer demand at a cost of approximately $1.5 million per fleet. We also believe we can incrementally deploy each of our wireline trucks in less than 30 days at a nominal cost.

Developing and Expanding Relationships with Existing and New Customers.

We target well-capitalized customers that we believe will be long-term participants in the development of conventional and unconventional resources in the U.S., value safe and efficient operations, have the financial stability and flexibility to weather industry cycles and seek to develop a long-term relationship with us. We believe our high-quality fleets, diverse completion service offerings, engineering and technology solutions and geographic footprint with basin density in some of the most active basins position us well to expand and develop relationships with our existing and new customers. These qualities, combined with our past performance, have resulted in the renewal and new award of service contracts by our customers and by an expansion of the basins in which we operate for these customers. We believe these arrangements will provide us an attractive revenue stream while leaving us the ability to deploy our remaining fleets as industry demand and pricing continue to recover. We have invested in our sales organization, nearly tripling its headcount over the past two years. Together with our sales team, our Chief Executive Officer and our President and Chief Financial Officer are deeply involved with our commercial sales effort, fostering connectivity throughout a customer’s organization to further develop the relationship. We believe this level of senior management engagement differentiates us from many of our larger integrated peers.

Continuing Our Industry Leading Safety Performance and Focus on the Environment.

We are committed to maintaining and improving the safety, reliability, efficiency and environmental impact of our operations, which we believe is key to attracting new customers and maintaining relationships with our current customers, regulators and the communities in which we operate. As a result of our strong emphasis on training and safety protocols, we have one of the best safety records and reputations in the industry which helps us to attract and retain employees. We have maintained a strong safety record even as our employee base increased by 137% over the past three years. From the beginning of 2013 to 2015, our TRIR and LTRI dropped by approximately 30% and 50%, respectively, and, for the year ended December 31, 2015, our TRIR and LTIR statistics were 0.50 and 0.12, respectively. We believe we are among the safest service providers in the industry. For example, we achieved a TRIR, which we believe is a reliable measure of safety performance, that is less than half of the industry average from 2013 to 2015. In addition, all of our field-based management are provided financial incentives to satisfy safety standards and customer expectations, which we believe motivates them to continually maintain a focus on quality and safety. We work diligently to meet or exceed applicable safety and environmental requirements from our customers and regulatory agencies, and we intend to continue to enhance our safety monitoring function as our business grows and operating conditions change. For example, we have made investments in more efficient engines and dual-fuel kits to comply with customer requirements to reduce emissions and noise at the well site. In addition, we have also invested in spill prevention equipment and remediation systems and dust control technology, which we believe allows us to meet or exceed the latest OSHA requirements and standards. We have also deployed high-grade cameras to remotely monitor high-risk zones in our field operations, which we believe helps reduce safety risks to our employees. We believe that our commitment to maintaining a culture that prioritizes safety and the environment is critical to the long-term success and growth of our business.

Investing Further in Our Robust Maintenance Program.

We have in place a rigorous preventative maintenance program to continuously maintain our fleets, resulting in less downtime, reduced equipment failure in demanding conditions, lower operating costs and overall safer and more reliable operations. Due to our strong balance sheet, we have been able to sustain investment in maintenance, including preemptive purchases of key components and upgrades to our fleets throughout the downturn. We believe that the quality of our fleets and our maintenance program enhance our ability to both secure contracts with new customers and to service our existing customers reliably and efficiently. Our active fleet uptime is reinforced by preventive maintenance on our equipment, allowing us to minimize the negative impact to our customers from equipment failure. In addition, we continue to monitor advances in hydraulic fracturing and wireline technology and make strategic purchases to enhance our existing capabilities.

Maintaining a Conservative Balance Sheet to Preserve Operational and Strategic Flexibility.

We carefully manage our liquidity by continuously monitoring cash flow, capital spending and debt capacity. Our focus on maintaining our financial strength and flexibility provides us with the ability to execute our strategy through industry volatility and commodity price cycles, as evidenced by our recent completion of the Trican transaction and continued investment in our robust maintenance program. We intend to maintain a conservative approach to managing our balance sheet to preserve operational and strategic flexibility. At September 30, 2016, we had $62.4 million and $147.5 million of cash on hand on an actual basis and on a pro forma basis after giving effect to the sale of our common stock and the use of net proceeds as described herein, respectively, and $33.5 million of availability under our Existing ABL Facility on both an actual and pro forma basis, providing us with the means to fund deployment of fleets and grow our operations.

Continued Evaluation of Consolidation Opportunities that Strengthen Capabilities and Create Value.

We believe that our ability to identify, execute and integrate acquisitions is a competitive advantage. Since 2011, we have completed three acquisitions that have diversified our geographic presence and service line capabilities. In April 2013, we acquired the wireline technologies division of Calmena Energy Services to expand our wireline operations capabilities in the U.S. In December 2013, we acquired the assets of Ultra Tech Frac Services to establish a presence in the Permian Basin. In March 2016, we completed the Trican transaction, creating a leading independent provider of hydraulic fracturing services in the United States. This acquisition added high quality equipment, provided increased scale in key operating basins, expanded our customer base and offered significant cost reduction opportunities. To date we have identified and implemented a plan to achieve over $80 million of annualized cost savings as a result of facility consolidations, head count rationalization and procurement savings. The Trican transaction also provided us access to proprietary technology and engineering capabilities that have enhanced our ability to provide integrated services solutions. We intend to continue to evaluate potential acquisitions on an opportunistic basis that would complement our existing service offerings or expand our geographic capabilities and allow us to earn an appropriate return on invested capital.

Our Industry

Our industry provides oilfield services to North American onshore oil and natural gas exploration and production companies. Demand for our industry’s services is predominantly influenced by the completion of hydraulic fracturing stages in unconventional wells in North America, and is driven by several factors including rig count, well count, service intensity and the timing and style of well completions. Ultimately, these drivers depend primarily on the level of drilling activity by oil and natural gas companies, which, in turn, depends largely on the current and anticipated prices of crude oil, natural gas and natural gas liquids.

Impact of Current and Anticipated Prices for Crude Oil, Natural Gas and Natural Gas Liquids

Oil and natural gas prices began to decline drastically beginning late in the second half of 2014 and have remained low through early 2016. This decline, sustained by global oversupply of oil and natural gas, drove our industry into a downturn. Following a trough in early 2016, oil prices, natural gas prices and rig counts have recovered to $49.22, $3.34 and 597, respectively, or approximately 88%, 104% and 48%, respectively, as of November 30 , 2016, from their lows in early 2016 of $26.21, $1.64 and 404, respectively. Recent events including declines in North American production and agreements by OPEC members to reduce oil production quotas have provided upward momentum for energy prices. We believe that recent increases in oil and natural gas prices, as well as moderate relief from the global oversupply of oil and domestic oversupply of natural gas, should increase demand for our services and create a more stable demand environment than has been experienced in the prior 24 months.

The US Energy Information Administration (the “EIA”) projects that the average WTI spot price will increase through 2040 from growing demand and the development of more costly oil resources. The EIA anticipates continued growth in the long-term U.S. domestic demand for natural gas, supported by various factors, including (i) expectations of continued growth in the U.S. gross domestic product; (ii) an increased likelihood that regulatory and legislative initiatives regarding domestic carbon policy will drive greater demand for cleaner burning fuels such as natural gas; (iii) increased acceptance of natural gas as a clean and abundant domestic fuel source that can lead to greater energy independence of the U.S. by reducing its dependence on imported petroleum; (iv) the emergence of low-cost natural gas shale developments; and (v) continued growth in electricity generation from intermittent renewable energy sources, primarily wind and solar energy, for which natural-gas-fired generation is a logical back-up power supply source. We believe that as the prices of oil and natural gas increase, exploration and production activity will increase, driving an increased demand for our services.

Shale Resources in North America

The combined application of hydraulic fracturing and directional drilling technologies and their refinement continues to provide additional resource potential with new multi-billion barrel fields of oil and trillions of cubic feet of natural gas discovered over last five years. As of 2014, the EIA identified 59 billion barrels of recoverable tight oil and 610 trillion cubic feet of recoverable shale gas within the United States, ranking it second to Russia globally in shale oil resources. We believe that this inventory, which has increased materially due to technological innovation, should create multi-decade demand for our industry’s services.

In addition, we believe that U.S. unconventional shale resources will continue to capture an increasing share of global capital spending on oil and gas resources as a result of their competitive positioning on the global cost curve and the relatively low level of political and legal risk in North America as compared to other regions. From the beginning of 2015 through the first half of 2016, demand for global liquids, or oil and natural gas liquid products, increased by approximately 2.1 million barrels per day according to the EIA. The EIA further expects global liquids demand to increase by approximately 2.6 million barrels per day between 2015 and 2017. Similarly, natural gas demand in North America is expected to increase by approximately 1.9 billion cubic feet per day by 2017, largely based upon growth in industrial and household demand, an increase in natural gas exports and continued substitution of gas for coal by utilities and industry. Furthermore, Spears & Associates estimates that capital expenditures for drilling and completion in the contiguous United States will increase by 38% over the next two years, which we believe would benefit our industry.

Increases in Horizontal Drilling Activity and Stages Per Well.

Over the past decade, oil and gas companies have focused on exploiting the vast resource potential available across many of North America’s unconventional resource plays through the application of horizontal drilling and completion technologies, including the use of multi-stage hydraulic fracturing, in order to increase recovery of oil and natural gas. In turn, E&P companies are focused on utilizing drilling and completion equipment and techniques that optimize cost and efficiency. As E&P companies have continued to refine the methodology used to recover oil and natural gas from wells, they have generally favored increases in both the number of hydraulic fracturing stages per well, with growth in per well stage count of approximately 105% between 2011 and 2015, and the amount of proppant used per stage, with growth in proppant per stage of approximately 46% from 2012 to 2015. Both of these secular trends have driven incremental demand for our industry’s services for each completed well due to requirements for larger amounts of equipment. For example, despite a 75% decline in the number of wells drilled from the fourth quarter of 2014 to third quarter of 2016 and excluding the acquisition of the Acquired Trican Operations, we have increased the volume of work our company has performed by 17% during the same period as measured by stage count.

Many industry experts predict a significant recovery in drilling activity in 2017 and 2018. According to Spears & Associates, total U.S. drilling rig count is expected to reach approximately 648 and 795 in 2017 and 2018, respectively, with approximately 75% expected to be drilling wells with horizontal laterals. Due to improvements in technology, including increasing lateral lengths and tighter spacing between stages, drilling rigs have become more efficient in recent years. From 2012 to 2016, average wells per horizontal drilling rig have increased from 13.2 wells per rig to 16.0 wells per rig, respectively, and average stages per horizontal well have increased from 17.8 stages per well to 25.7 stages per well, respectively.

Demand for our industry’s services is also influenced by the natural decline in productivity of shale oil and gas wells over time. The amount of hydrocarbons produced from a typical shale oil and gas well declines quickly, with production from a shale well generally falling substantially in the first year. New wells are required to be brought online relatively quickly to replace production lost from the natural decline. As a result of the high average production decline rates and current demand forecasts, we believe that a large number of wells will need to be drilled and completed on a continuous basis to offset production declines.

In addition, according to the EIA, an estimated 5,000 drilled but uncompleted (“DUC”) wells are currently in backlog which we believe will provide a near-term source of demand for completion related services. The decline in commodity prices that began in late 2014 resulted in many E&P companies delaying the completion or fracturing of drilled wells, which represents approximately 36% of the total cost of a well. In connection with the increase and stabilization of the price of oil, E&P companies have recently begun to work through their DUC inventory in select basins, such as the Permian Basin, allowing us to deploy additional resources to such basins as a result.

Decline in Number of Service Providers, Deployable Capacity and Skilled Labor as a Result of Cyclical Downturn

From late 2009 through late 2014, there was a rapid increase in the demand for fracturing services. This growth in demand was met with an influx of new companies providing such services and a large increase in deployable hydraulic fracturing equipment. Since late 2014, the significant decline in demand for hydraulic fracturing services and resulting overcapacity in the market have led to industry consolidation and attrition, with the estimated number of service providers shrinking from a peak of 54 service providers in 2014 to 40 service providers as of November 2016. Currently, based on estimated deployable capacity, there are five large providers with over 1 million horsepower, 12 medium-sized providers, including us, with between 300,000 and 1 million horsepower, and 23 smaller providers with less than 300,000 horsepower. We believe industry consolidation and the resulting reduction in competition will position our company to succeed as demand for our industry’s services continues to increase.

We also believe that the financial distress of many of our competitors has caused them to significantly lower maintenance spending, and instead remove existing parts and components from idle equipment to service active equipment, which has reduced, and will continue to reduce, the amount of deployable equipment. While the total supply of deployable equipment, as compared to marketed equipment, is opaque, industry analysts estimate that total marketed and deployable capacity has declined between 25% and 50% from its peak. Due to the massive wear and tear of working equipment from high service intensity, the potential cost to redeploy older, idle fleets may be as much as $10 million to $20 million per fleet, depending on the level of previous use and preventative maintenance spend, as well as the amount of time spent idle. We believe these significant redeployment costs may drive the permanent retirement of older equipment by some of our competitors. As demand for our industry’s services increases, we believe we will benefit from our rigorous preventative maintenance program in contrast to many of our competitors’ underinvestment in, and resulting loss of, deployable equipment.

Finally, in addition to the reduction in number of service providers and deployable hydraulic fracturing equipment, public companies in our industry are estimated to have let go at least 170,000, or over 25 percent of, total oilfield service employees from late 2014 to July 2016. We believe that companies that have remained relatively active during the industry downturn, such as ours, will benefit from having and retaining skilled personnel as demand for our industry’s services increases.

Services

Completion Services

Hydraulic Fracturing.    We provide hydraulic fracturing and related well stimulation services to E&P companies, particularly to those operating in unconventional oil and natural gas reservoirs and requiring technically and operationally advanced services. Hydraulic fracturing services are performed to enhance production of oil and natural gas from formations with low permeability and restricted flow of hydrocarbons. Our customers benefit from our expertise in fracturing of horizontal and vertical oil- and natural gas-producing wells in shale and other unconventional geological formations.

The process of hydraulic fracturing involves pumping a highly viscous, pressurized fracturing fluid—typically a mixture of water, chemicals and guar—into a well casing or tubing in order to fracture underground mineral formations. These fractures release trapped hydrocarbon particles and free a channel for the oil or natural gas to flow freely to the wellbore for collection. Fracturing fluid mixtures include proppant which become lodged in the cracks created by the hydraulic fracturing process, “propping” them open to facilitate the flow of hydrocarbons upward through the well. Proppant generally consists of raw sand, resin-coated sand or ceramic particles. The fracturing fluid is engineered to lose viscosity, or “break,” and is subsequently removed from the formation, leaving the proppant suspended in the mineral fractures. Once our customer has flushed the fracturing fluids from the well using a controlled flow-back process, the customer manages fluid and water removal.

Our technologically advanced fleets consist of mobile hydraulic fracturing units and other auxiliary heavy equipment to perform fracturing services. Our hydraulic fracturing units consist primarily of high-pressure hydraulic pumps, diesel engines, radiators and other supporting equipment that are typically mounted on flat-bed trailers. We refer to the group of units and other equipment, such as blenders, data vans, sand storage, tractors, manifolds and high pressure fracturing iron, which are necessary to perform a typical fracturing job as a “fleet,” and the personnel assigned to each fleet as a “crew.” We have 23 hydraulic fracturing fleets, of which 13 were deployed as of November 30, 2016 with crews ranging from 24 to 55 employees each.

An important element of hydraulic fracturing services is determining the proper fracturing fluid, proppant and injection program to maximize results. Our field engineering personnel provide technical evaluation and job design recommendations for customers as an integral element of our hydraulic fracturing service. Technological developments in the industry over the past several years have focused on proppant density control, liquid gel concentration capabilities, computer design and monitoring of jobs and clean-up properties for fracturing fluids.

We provide our services in several of the most active basins in the U.S., including the Permian Basin, the Marcellus Shale/Utica Shale, the SCOOP/STACK Formation, the Bakken Formation and the Eagle Ford Shale. These regions are expected to account for approximately 87% of all new horizontal wells anticipated to be drilled between 2016 and 2020.

Wireline Technologies.    Our wireline services involve the use of a single truck equipped with a spool of wireline that is unwound and lowered into oil and natural gas wells to convey specialized tools or equipment for well completion, well intervention, pipe recovery and reservoir evaluation purposes. We typically provide our wireline services in conjunction with our hydraulic fracturing services in “plug-and-perf” well completions to maximize efficiency for our customers. “Plug-and-perf” is a multi-stage well completion technique for cased-hole wells that consists of pumping a plug and perforating guns to a specified depth. Once the plug is set, the zone is perforated and the tools are removed from the well, a ball is pumped down to isolate the zones below the plug and the hydraulic fracturing treatment is applied. The ball-activated plug diverts fracturing fluids through the perforations into the formation. Our ability to provide both the wireline and hydraulic fracturing services required for a “plug-and-perf” completion increases efficiencies for our customers by reducing downtime between each process, which in turn allows us to complete more stages in a day and ultimately reduces the number of days it takes our customer to complete a well. We have 23 wireline units, of which eight were deployed as of November 30, 2016 with crews of approximately 10 to 12 employees each.

Other Services

Coiled Tubing.    We provide various coiled tubing services to facilitate well servicing and workover operations as well as the completion of horizontal wells. Coiled tubing services involve the use of a flexible, continuous metal pipe spooled on a large reel which is then lowered into oil and natural gas wells to perform various workover applications, including wellbore clean outs and maintenance, nitrogen services, thru-tubing fishing, and formation stimulation using acid and other chemicals. Advantages of utilizing coiled tubing over a more costly workover rig include: (i) the smaller size and mobility of a coiled tubing unit compared to a workover rig, (ii) the ability to perform workover applications without having to “shut-in” the well during such operations, (iii) the ability to reel continuous coiled tubing in and out of a well significantly faster than conventional pipe, and (iv) the ability to direct fluids into a wellbore with more precision. Larger diameter coiled tubing units have recently been utilized for horizontal well completion applications such as (i) the drill out of temporary isolation plugs that separate frac zones, (ii) the clean out of the well for final production after the hydraulic fracturing job has been completed and (iii) in conjunction with hydraulic fracturing operations to stimulate zones not requiring high pressures or significant proppant volume. We currently have four coiled tubing crews of approximately 15 employees each and a fleet of seven modern coiled tubing units capable of reaching the depths of over 90% of the wells completed in the key basins where we operate.

Drilling, Cementing, Acidizing and Nitrogen Services.    We are also equipped to offer our customers drilling, cementing, acidizing and nitrogen-based well stimulation services.

Properties and Equipment

Properties

Our principal properties include our corporate headquarters, district offices, sales offices and our engineering and technology facility, as well as the hydraulic fracturing units and other equipment and vehicles operating out of these facilities. We believe our facilities are in good condition and suitable for our current operations. Below is a table detailing our properties in the United States:

Location	Own/ Lease	Purpose	Service	Active/ Idle	Size (sqft/acres)
Houston, TX	Lease	Executive / Finance	N/A	Active	9,998 sqft
Houston, TX	Lease	Executive / Finance	N/A	Idle	27,700 sqft
Oklahoma City, OK	Lease	Sales Office	Sales	Idle	3,366 sqft
Denver, CO	Lease	Sales Office	Sales	Active	2,377 sqft
Pittsburgh, PA	Lease	Sales Office	Sales	Active	2,300 sqft
Pittsburgh, PA	Lease	Sales Office	Sales	Idle	3,900 sqft
The Woodlands, TX	Lease	Engineering & Technology	N/A	Active	23,040 sqft
Mansfield, PA	Own	Field Operations	Hydraulic Fracturing, Wireline	Active	30,200 sqft/77.0 acres
Odessa, TX	Own	Field Operations	Hydraulic Fracturing, Wireline, Coiled Tubing	Active	97,006 sqft/40.0 acres
Mill Hall, PA	Lease	Field Operations	Hydraulic Fracturing, Wireline, Coiled Tubing	Active	64,000 sqft/8.2 acres
Monessen, PA	Lease	Field Operations	Frac	Idle	78,220 sqft/7.9 Acres
New Stanton, PA	Lease	Field Operations	Hydraulic Fracturing, Wireline	Active	20,126 sqft/7.5 Acres
Williston, ND	Lease	Field Operations	Hydraulic Fracturing, Wireline	Active	25,000 sqft/7.0 Acres
Mathis, TX	Own	Field Operations	Hydraulic Fracturing, Coiled Tubing	Active	66,725 sqft/47.4 acres
Springtown, TX	Own	Field Operations	Hydraulic Fracturing	Active	29,855 sqft/14.7 acres
Shawnee, OK	Own	Field Operations	Hydraulic Fracturing	Active	39,100 sqft/56.1 acres
Searcy, AR	Own	Field Operations	Hydraulic Fracturing	Idle	33,190 sqft/10.2 acres
Woodward, OK	Own	Field Operations	Hydraulic Fracturing	Idle	33,273 sqft/24.2 acres
Roanoke, TX	Lease	Warehouse	Hydraulic Fracturing, Wireline, Coiled Tubing	Active	49,500 sqft

Equipment

We have approximately 944,250 hydraulic horsepower and can deploy up to 23 fleets, of which 13 fleets were deployed as of November 30, 2016. Our hydraulic fracturing equipment consists of modern units specially designed to handle well completions with long lateral segments and multiple fracturing stages in high-pressure and unconventional formations. We also maintain a fleet of 23 wireline units (of which eight were deployed as of November 30, 2016), seven coiled tubing units, 14 cementing units and two fit-for-purpose Schramm rigs for top-hole air drilling.

Each hydraulic fracturing fleet also includes the necessary blending units, manifolds, data vans and other ancillary equipment. We have the flexibility to allocate pressure pumps and other equipment among our fleets as needed to satisfy customer demand.

Our hydraulic fracturing equipment is comprised of components sourced from manufacturers including Caterpillar, Inc., Cummins, Inc. and Gardner Denver, Inc. and was assembled by various North American companies including Surefire Industries, LLC and UE Manufacturing, LLC. We historically have purchased the majority of our wireline, coiled tubing and cementing units from System One MFG Inc., Surefire Industries, LLC and Peerless Limited, respectively. Our company is not dependent on any one company for the source of our components and assembly of our equipment. We believe our equipment is in good condition and suitable for our current operations.

Customers

Our customers primarily include major integrated and large independent oil and natural gas exploration and production companies. For the year ended December 31, 2015, on an actual basis, our top four customers, EQT Production Company, Shell Exploration & Production, XTO Energy and Southwestern Energy Company, collectively accounted for approximately 90% of total revenues. For the year ended December 31, 2015, on pro forma basis, our top three customers, EQT Production Company, XTO Energy and Seneca Resources Corporation, collectively accounted for approximately 41% of total revenues. For the nine months ended September 30, 2016, our top three customers, Shell Exploration & Production, XTO Energy and Seneca Resources Corporation, collectively accounted for approximately 52% and 49% of total revenues on an actual and pro forma basis, respectively. During the year ended December 31, 2015, on an actual and pro forma basis, and during the nine months ended September 30, 2016, on an actual and pro forma basis, no other customers accounted for 10% or more of our revenues.

Suppliers

We purchase the materials used in our hydraulic fracturing, wireline and other services from various suppliers. In March 2016, in connection with the Trican transaction, Keane received the right to use certain Trican proprietary fracking-related fluids as of the closing date of the Trican transaction, such as MVP Frac™ and TriVert™ (the “Fracking Fluids”), for Keane’s pressure pumping services to its customers, which license does not allow Keane to manufacture the Fracking Fluids but allows Keane to purchase the Fracking Fluids from Trican’s suppliers. See “Certain Relationships and Related Party Transactions—The Trican Transaction.”

During the year ended December 31, 2015, we purchased 5% or more of our materials or equipment, as a percentage of overall costs, from each of Surefire Industries, LLC, Santrol, D & I Silica LLC and Precision Additives Inc., on an actual basis, and each of Preferred Pipeline and Pattison Sand Company, LLC, on a pro forma basis. During the nine months ended September 30, 2016, we purchased more than 5% of our materials or equipment, as a percentage of overall costs, from each of Eastham Machining International, Gardner Denver and Vista Sand, on an actual basis, and each of Gardner Denver and Vista Sand, on a pro forma basis.

We purchase a wide variety of raw materials, parts and components that are manufactured and supplied for our operations. We are not dependent on any single source of supply for those parts, supplies or materials. To date, we have generally been able to obtain the equipment, parts and supplies necessary to support our operations on a timely basis. While we believe that we will be able to make satisfactory alternative arrangements in the event of any interruption in the supply of these materials and/or products by one of our suppliers, we may not always be able to make alternative arrangements in the event of any interruption or shortage in the supply of certain of our materials. In addition, certain materials for which we do not currently have long-term supply agreements, such as guar (which experienced a shortage and significant price increase in 2012), could experience shortages and significant price increases in the future. As a result, we may be unable to mitigate any future supply shortages and our results of operations, prospects and financial condition could be adversely affected.

Competition

The markets in which we operate are highly competitive. We provide services in various geographic regions across the United States, and our competitors include many large and small oilfield service providers, including some of the largest integrated service companies. Our integrated hydraulic fracturing and wireline services compete with large, integrated companies such as Halliburton Company, Schlumberger Limited, Baker Hughes Incorporated and Weatherford International plc., as well as other companies such as RPC, Inc., Superior Energy Services, Inc., C&J Energy Services, Inc., Basic Energy Services, Inc. and FTS International, Inc. Our hydraulic fracturing services also compete with Calfrac Well Services Ltd., U.S. Well Services, Patterson-UTI Energy, Inc., ProPetro Services, Inc., Liberty Oilfield Services and Seventy Seven Energy Inc. In addition, the business segments in which we compete are highly fragmented. We also compete regionally with a significant number of smaller service providers.

We believe that the principal competitive factors in the markets we serve are technical expertise, equipment capacity, work force competency, efficiency, safety record, reputation, experience and price. Additionally, projects are often awarded on a bid basis, which tends to create a highly competitive environment. While we seek to be competitive in our pricing, we believe many of our customers elect to work with us based on safety, performance and quality of our crews, equipment and services. We seek to differentiate ourselves from our competitors by delivering the highest-quality services and equipment possible, coupled with superior execution and operating efficiency in a safe working environment.

Cyclical Nature of Industry

We operate in a highly cyclical industry. The key factor driving demand for our services is the level of drilling activity by E&P companies, which in turn depends largely on current and anticipated future crude oil and natural gas prices and production depletion rates. Global supply and demand for oil and the domestic supply and demand for natural gas are critical in assessing industry outlook. Demand for oil and natural gas is cyclical and subject to large, rapid fluctuations. Producers tend to increase capital expenditures in response to increases in oil and natural gas prices, which generally results in greater revenues and profits for oilfield service companies such as ours. Increased capital expenditures also ultimately lead to greater production, which historically has resulted in increased supplies and reduced prices which in turn tend to reduce demand for oilfield services. For these reasons, the results of our operations may fluctuate from quarter to quarter and from year to year, and these fluctuations may distort comparisons of results across periods.

Employees

As of September 30, 2016, we employed 1,251 people, of which approximately 77% are compensated on an hourly basis. Our future success will depend partially on our ability to attract, retain and motivate qualified personnel. Our employees are not covered by collective bargaining agreements, nor are they members of labor unions. We consider our relationship with our employees to be satisfactory.

Seasonality

Weather conditions affect the demand for, and prices of, oil and natural gas and, as a result, demand for our services. Demand for oil and natural gas is typically higher in the fourth and first quarters resulting in higher prices. Due to these seasonal fluctuations, results of operations for individual quarterly periods may not be indicative of the results that may be realized on an annual basis.

Insurance

Our operations are subject to hazards inherent in the oil and natural gas industry, including accidents, blowouts, explosions, craterings, fires, oil spills and hazardous materials spills. These conditions can cause personal injury or loss of life, damage to or destruction of property, equipment, the environment and wildlife, and interruption or suspension of operations, among other adverse effects. In addition, claims for loss of oil and natural gas production and damage to formations can occur in the well services industry. If a serious accident were to occur at a location where our equipment and services are being used, it could result in our being named as a defendant to a lawsuit asserting significant claims.

Despite our efforts to maintain high safety standards, we from time to time have suffered accidents in the past and we anticipate that we could experience accidents in the future. In addition to the property and personal losses from these accidents, the frequency and severity of these incidents affect our operating costs and insurability, as well as our relationships with customers, employees and regulatory agencies. Any significant increase in the frequency or severity of these incidents, or the general level of compensation awards, could adversely affect the cost of, or our ability to obtain, workers’ compensation and other forms of insurance, and could have other adverse effects on our financial condition and results of operations.

We carry a variety of insurance coverages for our operations, and we are partially self-insured for certain claims, in amounts that we believe to be customary and reasonable. However, our insurance may not be sufficient to cover any particular loss or may not cover all losses. Historically, insurance rates have been subject to various market fluctuations that may result in less coverage, increased premium costs, or higher deductibles or self-insured retentions.

Our insurance includes coverage for commercial general liability, damage to our real and personal property, damage to our mobile equipment, pollution liability (covering both third-party liabilities and first-party site specific property damage), workers’ compensation and employer’s liability, auto liability and other specialty risks. Our insurance includes various limits and deductibles or self-insured retentions, which must be met prior to, or in conjunction with, recovery. Specifically, our commercial general liability policy provides for a limit of $2 million per occurrence and $4 million per project in the aggregate. Our excess liability program is structured in three layers: the lead policy provides for a limit of $5 million per occurrence and $5 million in the aggregate, with a $10,000 self-insured retention per incident; the second layer provides for a limit of $20 million per occurrence and $20 million in the aggregate, with a $10,000 self-insured retention per incident; and the third layer provides for a limit of $50 million per occurrence and $50 million in the aggregate, with a $10,000 self-insured retention per incident.

To cover potential pollution risks, our commercial generally liability policy is endorsed with sudden and accidental coverage and our excess liability policies provide additional limits of liability for covered sudden and accidental pollution losses. Additionally, we maintain a contractors’ pollution liability program that provides for a total limit of $20 million per incident and $20 million in the aggregate with a self-insured retention of $100,000 per incident for both sudden and gradual pollution liability. We also maintain $75 million in excess insurance over the contractors’ pollution liability policy for sudden pollution incidents.

In addition, we maintain site specific pollution insurance that provides for a limit of $10 million per incident and $10 million in the aggregate with a $100,000 deductible per incident for both on and off-site clean-up as well as third-party property damage and bodily injury. Our site-specific pollution coverage affords third-party liability and first party clean-up coverage. Our contractors’ pollution liability insurance covers liabilities associated with our hydraulic fracturing operations in the field, while our site-specific pollution insurance covers liabilities arising from insured locations. The insured locations are properties that we own or lease.

Environmental Regulation

Our operations are subject to stringent federal, state and local laws regulating the discharge of materials into the environment or otherwise relating to health and safety or the protection of the environment. Numerous governmental agencies, such as the EPA, issue regulations to implement and enforce these laws, which often require costly compliance measures. Failure to comply with these laws and regulations may result in the assessment of substantial administrative, civil and criminal penalties, expenditures associated with exposure to hazardous materials, remediation of contamination, property damage and personal injuries, imposition of bond requirements, as well as the issuance of injunctions limiting or prohibiting our activities. In addition, some laws and regulations relating to protection of the environment may, in certain circumstances, impose strict liability for environmental contamination, rendering a person liable for environmental damages and clean-up costs without regard to negligence or fault on the part of that person. Strict adherence with these regulatory requirements increases our cost of doing business and consequently affects our profitability. However, environmental laws and regulations have been subject to frequent changes over the years, and the imposition of more stringent requirements could have a material adverse effect on our business, financial condition and results of operations.

The Comprehensive Environmental Response, Compensation and Liability Act, referred to as “CERCLA” or the Superfund law, and comparable state laws impose liability on certain classes of persons that are considered to be responsible for the release of hazardous or other state-regulated substances into the environment. These persons include the current or former owner or operator of the site where the release occurred and the parties that disposed or arranged for the disposal or treatment of hazardous or other state-regulated substances that have been released at the site. Under CERCLA, these persons may be subject to strict liability, joint and several liability, or both, for the costs of investigating and cleaning up hazardous substances that have been released into the environment, damages to natural resources and health studies without regard to fault. In addition, companies that incur liability frequently confront claims by neighboring landowners and other third parties for personal injury and property damage allegedly caused by the release of hazardous or other regulated substances or pollutants into the environment.

The federal Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, (“RCRA”) and analogous state law generally excludes oil and gas exploration and production wastes (e.g., drilling fluids, produced waters) from regulation as hazardous wastes. However, these wastes remain subject to potential regulation as solid wastes under RCRA and as hazardous waste under other state and local laws. Moreover, wastes from some of our operations (such as, but not limited to, our chemical development, blending and distribution operations as well as some maintenance and manufacturing operations) are or may be regulated under RCRA and analogous state law under certain circumstances. Further, any exemption or regulation under RCRA does not alter treatment of the substance under CERCLA.

From time to time, releases of materials or wastes have occurred at locations we own or at which we have operations. These properties and the materials or wastes released thereon may be subject to CERCLA, RCRA, the federal Clean Water Act, the SDWA, and analogous state laws. Under these laws or other laws and regulations, we have been and may be required to remove or remediate these materials or wastes and make expenditures associated with personal injury or property damage. At this time, with respect to any properties where materials or wastes may have been released, it is not possible to estimate the potential costs that may arise from unknown, latent liability risks. However, at this time, we have not been made aware of any such releases.

There has been increasing public controversy regarding hydraulic fracturing with regard to the use of fracturing fluids, impacts on drinking water supplies, use of water and the potential for impacts to surface water, groundwater and the environment generally. Companion bills entitled the Fracturing Responsibility and Awareness Chemicals Act (“FRAC Act”) were reintroduced in the House of Representatives in May 2013 and in the United States Senate in June 2013. If the FRAC Act and other similar legislation pass, the legislation could significantly alter regulatory oversight of hydraulic fracturing. Currently, unless the fracturing fluid used in the hydraulic fracturing process contains diesel fuel, hydraulic fracturing operations are exempt from permitting under the Underground Injection Control (“UIC”) program in the SDWA. The FRAC Act would remove this exemption and subject hydraulic fracturing operations to permitting requirements under the UIC program. The FRAC Act and other similar bills propose to also require persons conducting hydraulic fracturing to disclose the chemical constituents of their fracturing fluids to a regulatory agency, although they would not require the disclosure of the proprietary formulas except in cases of emergency. Currently, several states already require public disclosure of non-proprietary chemicals on FracFocus.org and other equivalent Internet sites. Disclosure of our proprietary chemical formulas to third parties or to the public, even if inadvertent, could diminish the value of those formulas and could result in competitive harm to our business. At this time, it is not clear what action, if any, the United States Congress will take on the FRAC Act or other related federal and state bills, or the ultimate impact of any such legislation.

If the FRAC Act or similar legislation becomes law, or the Department of the Interior or another federal agency asserts jurisdiction over certain aspects of hydraulic fracturing operations, additional regulatory requirements could be established at the federal level that could lead to operational delays or increased operating costs, making it more difficult to perform hydraulic fracturing and increasing the costs of compliance and doing business for us and our customers. States in which we operate have considered and may again consider legislation that could impose additional regulations and/or restrictions on hydraulic fracturing operations. At this time, it is not possible to estimate the potential impact on our business of these state actions or the enactment of additional federal or state legislation or regulations affecting hydraulic fracturing. Our compliance, or the consequences of any failure to comply, could have a material adverse effect on our business, financial condition and operational results.

In addition, at the direction of Congress, the EPA undertook a study of the potential impacts of hydraulic fracturing on drinking water and groundwater and issued its report in December of 2016. The EPA report states that there is scientific evidence that hydraulic fracturing activities can impact drinking resources under some circumstances, and identifies certain conditions in which the EPA believes the impact of such activities on drinking water and groundwater can be more frequent or severe. The EPA study could spur further initiatives to regulate hydraulic fracturing under the SDWA or otherwise. Similarly, other federal and state studies, such as those currently being conducted by, for example, the Secretary of Energy’s Advisory Board and the New York Department of Environmental Conservation, may recommend additional requirements or restrictions on hydraulic fracturing operations.

The federal Clean Air Act and comparable state laws regulate emissions of various air pollutants through air emissions permitting programs and the imposition of other requirements. In addition, the EPA has developed and continues to develop stringent regulations governing emissions of toxic air pollutants from specified sources. We are or may be required to obtain federal and state permits in connection with certain operations of our manufacturing and maintenance facilities. These permits impose certain conditions and restrictions on our operations, some of which require significant expenditures for filtering or other emissions control devices at each of our manufacturing and maintenance facilities. Changes in these requirements, or in the permits we operate under, could increase our costs or limit certain activities. Additionally, the EPA’s Transition Program for Equipment Manufacturers regulations apply to certain off-road diesel engines used by us to power equipment in the field. Under these regulations, we are subject to certain requirements with respect to retrofitting or retiring certain engines, and we are limited in the number of new non-compliant off-road diesel engines we can purchase. Engines that are compliant with the current emissions standards can be costlier and can be subject to limited availability. It is possible that these regulations could limit our ability to acquire a sufficient number of diesel engines to expand our fleet and/or upgrade our existing equipment by replacing older engines as they are taken out of service.

Exploration and production activities on federal lands may be subject to the National Environmental Policy Act (“NEPA”). NEPA requires federal agencies, including the Department of Interior, to evaluate major agency actions that have the potential to significantly impact the environment. In the course of such evaluations, an agency will prepare an environmental assessment that assesses the potential direct, indirect and cumulative impacts of a proposed project and, if necessary, will prepare a more detailed environmental impact statement that may be made available for public review and comment. All of our activities and our customers’ current exploration and production activities, as well as proposed exploration and development plans, on federal lands require governmental permits that are subject to the requirements of NEPA. This process has the potential to delay the development of oil and natural gas projects.

Various state and federal statutes prohibit certain actions that adversely affect endangered or threatened species and their habitat, migratory birds, wetlands and natural resources. These statutes include the Endangered Species Act, the Migratory Bird Treaty Act, the Clean Water Act and CERCLA. Government entities or private parties may act to prevent oil and gas exploration activities or seek damages where harm to species, habitat or natural resources may result from the filling of jurisdictional streams or wetlands or the construction or release of oil, wastes, hazardous substances or other regulated materials. At this time, it is not possible to estimate the potential impact on our business of these speculative federal, state or private actions or the enactment of additional federal or state legislation or regulations with respect to these matters. However, compliance or the consequences of any failure to comply by us could have a material adverse effect on our business, financial condition and operational results.

The EPA has proposed and finalized a number of rules requiring various industry sectors to track and report, and, in some cases, control greenhouse gas emissions. The EPA’s Mandatory Reporting of Greenhouse Gases Rule was published in October 2009. This rule requires large sources and suppliers in the United States to track and report greenhouse gas emissions. In June 2010, the EPA’s Greenhouse Gas Tailoring Rule became effective. For this rule to apply initially, the source must already be subject to the Clean Air Act Prevention of Significant

Deterioration program or Title V permit program; we are not currently subject to either Clean Air Act program. On November 8, 2010, the EPA finalized a rule that sets forth reporting requirements for the petroleum and natural gas industry. Among other things, this final rule requires persons that hold state permits for onshore oil and gas exploration and production and that emit 25,000 metric tons or more of carbon dioxide equivalent per year to annually report carbon dioxide, methane and nitrous oxide combustion emissions from (1) stationary and portable equipment and (2) flaring. Under the final rule, our customers may be required to include calculated emissions from our hydraulic fracturing equipment located on their well sites in their emission inventory.

The trajectory of future greenhouse regulations remains unsettled. In March 2014, the White House announced its intention to consider further regulation of methane emissions from the oil and gas sector. It is unclear whether Congress will take further action on greenhouse gases, for example, to further regulate greenhouse gas emissions or alternatively to statutorily limit the EPA’s authority over greenhouse gases. Even without federal legislation or regulation of greenhouse gas emissions, states may pursue the issue either directly or indirectly. Restrictions on emissions of methane or carbon dioxide that may be imposed in various states could adversely affect the oil and natural gas industry and, therefore, could reduce the demand for our products and services.

Climate change regulation may also impact our business positively by increasing demand for natural gas for use in producing electricity and as a transportation fuel. Currently, our operations are not materially adversely impacted by existing state and local climate change initiatives. At this time, we cannot accurately estimate how potential future laws or regulations addressing greenhouse gas emissions would impact our business.

We seek to minimize the possibility of a pollution event through equipment and job design, as well as through training employees. We also maintain a pollution risk management program in the event a pollution event occurs. This program includes an internal emergency response plan that provides specific procedures for our employees to follow in the event of a chemical release or spill. In addition, we have contracted with several third-party emergency responders in our various operating areas that are available on a 24-hour basis to handle the remediation and clean-up of any chemical release or spill. We carry insurance designed to respond to foreseeable environmental pollution events. This insurance portfolio has been structured in an effort to address pollution incidents that result in bodily injury or property damage and any ensuing clean up required at our owned facilities, as a result of the mobilization and utilization of our fleets, as well as any environmental claims resulting from our operations. See “—Insurance.”

We also seek to manage environmental liability risks through provisions in our contracts with our customers that generally allocate risks relating to surface activities associated with the fracturing process, other than water disposal, to us and risks relating to “down-hole” liabilities to our customers. Our customers are responsible for the disposal of the fracturing fluid that flows back out of the well as waste water, for which they use a controlled flow-back process. We are not involved in that process or the disposal of the fluid. Our contracts generally require our customers to indemnify us against pollution and environmental damages originating below the surface of the ground or arising out of water disposal, or otherwise caused by the customer, other contractors or other third parties. In turn, we generally indemnify our customers for pollution and environmental damages originating at or above the surface caused solely by us. We seek to maintain consistent risk-allocation and indemnification provisions in our customer agreements to the extent possible. Some of our contracts, however, contain less explicit indemnification provisions, which typically provide that each party will indemnify the other against liabilities to third parties resulting from the indemnifying party’s actions, except to the extent such liability results from the indemnified party’s gross negligence, willful misconduct or intentional act.

Safety and Health Regulation

We are subject to the requirements of the federal Occupational Safety and Health Act, which is administered and enforced by the Occupational Safety and Health Administration, commonly referred to as OSHA, and comparable state laws that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and the public. We believe that our operations are in substantial compliance with the OSHA requirements, including general industry standards, record keeping requirements and monitoring of occupational exposure to regulated substances. OSHA continues to evaluate worker safety and to propose new regulations, such as but not limited to, the proposed new rule regarding respirable silica sand. Although it is not possible to estimate the financial and compliance impact of the proposed respirable silica sand rule or any other proposed rule, the imposition of more stringent requirements could have a material adverse effect on our business, financial condition and results of operations.

Intellectual Property

Our engineering and technology efforts are focused on providing cost-effective solutions to the challenges our customers face when fracturing and stimulating wells. In connection with the Trican transaction, we acquired our Engineered Solutions Center, which we believe provides value-added capabilities to both our new and existing customers. We believe our Engineered Solutions Center enables us to support our customers’ technical specifications with a focus on reducing costs and increasing production. As pressure pumping complexity increases and the need for comprehensive, solution-driven approaches grows, our Engineered Solutions Center is able to meet our customers’ business objectives cost-effectively by offering flexible design solutions that package our services with new and existing product offerings. Our Engineered Solutions Center is focused on providing (1) economical and effective fracture designs, (2) enhanced fracture stimulation methods, (3) next-generation fluids and technologically advanced diverting agents, such as MVP Frac™ and TriVert™, which we received the right to use as part of the Trican transaction, (4) dust control technologies and (5) customized solutions to individual customer and reservoir requirements.

In addition, in connection with the Trican transaction, we acquired ownership of substantially all intellectual property relating primarily to Trican’s United States oilfield services business, which includes know-how, trade secrets, formulas, processes, customer lists and other non-registered intellectual property primarily used in connection with that business. Keane also entered into two fully paid-up, perpetual, non-exclusive licenses to certain intellectual property owned by Trican or its affiliates, other than the Acquired Trican Intellectual Property (as defined herein). See “Certain Relationships and Related Party Transactions—Trican Transaction” for more information. We believe that the proprietary technology and engineering capabilities acquired in the Trican transaction have enhanced our integrated services solutions and better positioned our company to meet our customers’ technical demands.

We believe the information regarding our customer and supplier relationships are also valuable proprietary assets. We have pending applications and registered trademarks for various names under which our entities conduct business or provide products or services. Except for the foregoing, we do not own or license any patents, trademarks or other intellectual property that we believe to be material to the success of our business.

Legal Proceedings

Due to the nature of our business, we are, from time to time and in the ordinary course of business, involved in routine litigation or subject to disputes or claims related to our business activities, including workers’ compensation claims and employment-related disputes. In the opinion of our management, none of the pending litigation, disputes or claims against us, if decided adversely, will have a material adverse effect individually or in the aggregate on our financial condition, cash flows or results of operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our board of directors and executive officers upon completion of this offering.

Name	Age†	Position
James C. Stewart	54	Chairman and Chief Executive Officer
Gregory L. Powell	41	President and Chief Financial Officer
M. Paul DeBonis Jr.	57	Chief Operating Officer
Kevin M. McDonald	49	Executive Vice President, General Counsel & Secretary
James J. Venditto	64	Vice President, Engineering and Technology
Ian J. Henkes	44	Vice President, Human Resources
Marc G. R. Edwards*(a)(b)(d)	55	Lead Director
Lucas N. Batzer(c)	33	Director
Dale M. Dusterhoft(b)(d)	55	Director
James E. Geisler(a)(c)	50	Director
Lisa A. Gray(c)(d)	61	Director
Gary M. Halverson*(a)(d)	58	Director
Shawn Keane(b)	50	Director
Elmer D. Reed*(c)	67	Director
Lenard B. Tessler	64	Director
Scott Wille(b)	35	Director

†	As of September 30, 2016
*	Independent Director
(a)	Member, Audit and Risk Committee
(b)	Member, Compensation Committee
(c)	Member, Compliance Committee
(d)	Member, Nominating and Corporate Governance Committee

Executive Officer and Director Biographies

James C. Stewart, Chairman and Chief Executive Officer.    Mr. Stewart became the Chairman and Chief Executive Officer of Keane in March 2011. Prior to joining Keane, from 2007 to 2009, he served as the President and Chief Executive Officer of a privately held international drilling company. From 2006 to 2007, Mr. Stewart served as Vice President of Integrated Drilling Services for Weatherford International plc, based in London and Dubai, where he created and managed a global business unit that included a 50-rig international land contract drilling group and a global project management team. Mr. Stewart began his career with Schlumberger Limited, where he held senior leadership positions across the globe over the span of 22 years. Mr. Stewart’s qualifications to serve as Chairman and Chief Executive Officer include his broad leadership experience with oilfield services, as well as his long tenure and successes in the oil and natural gas market.

Gregory L. Powell, President and Chief Financial Officer.    Mr. Powell has served as Chief Financial Officer of Keane since March 2011. He previously held the title of Vice President between March 2011 and July 2015, when he became President. Prior to joining Keane, Mr. Powell served as an Operations Executive for Cerberus from 2006 to March 2011. During his tenure at Cerberus, he was responsible for evaluating new investments and partnering with portfolio companies to maximize value creation. Mr. Powell previously served on the board of directors and audit committee of Tower International, Inc., a manufacturer of engineered structural metal components and assemblies. Prior to joining Cerberus, Mr. Powell spent ten years with General Electric, starting with global leadership training and growing into various leadership roles in Finance and Mergers and Acquisitions, with his last role being Chief Financial Officer for GE Aviation—Military Systems.

M. Paul DeBonis Jr., Chief Operating Officer.    Mr. DeBonis has served as Chief Operating Officer of Keane since May 2011. Prior to joining Keane, he served as President of Big Country Energy Services USA LP from May 2010 to May 2011 and as President of Pure Energy Services (USA), Inc. from June 2005 to May 2010. He previously served as Oilfield Services Marketing Manager at Schlumberger Limited. Mr. DeBonis started his oil and gas career with Dowell Services in the fracturing and cementing departments. He has worked in several basins throughout the United States and Canada. Mr. DeBonis was a Schlumberger Field Engineer Graduate in 1985. Mr. DeBonis has authored and published two papers related to hydraulic fracturing for the Society of Petroleum Engineers.

Kevin M. McDonald, Executive Vice President, General Counsel & Secretary.    Mr. McDonald has served as Keane’s Executive Vice President, General Counsel & Secretary since November 2016. Prior to joining Keane, he served in leadership roles at Marathon Oil Corporation from 2012 to 2016, including as Deputy General Counsel of Corporate Legal Services and Government Relations, Deputy General Counsel of Governance, Compliance & Corporate Services and Assistant General Counsel. He practiced as a partner at the international law firm Fulbright & Jaworski LLP (now Norton Rose Fulbright LLP) in 2012. Mr. McDonald previously held various counsel positions, including President & Chief Executive Officer and acting General Counsel at Arms of Hope, a non-profit organization, from 2008 to 2012, Senior Vice President, General Counsel & Chief Compliance Officer at Cooper Industries between from 2006 to 2008, Associate General Counsel at Anadarko Petroleum from 2006 to 2008 and Managing Counsel (Litigation) at Valero Energy from 2002 to 2004. Mr McDonald began his career as an associate at Norton Rose Fulbright LLP between 1992 and 2001.

James J. Venditto, Vice President, Engineering and Technology.    Mr. Venditto joined Keane in March 2016, following Keane’s acquisition of the Acquired Trican Operations. At Trican, he had served as Vice President of Technical Services from July 2011 to March 2016. Prior to that, Mr. Venditto worked for Anadarko Petroleum as a Project Production Engineering Advisor from July 2010 to July 2011 and as a Senior Staff Engineer from November 2009 to July 2010. Mr. Venditto has also held numerous technical positions with Shell Oil Company. Mr. Venditto is a member of the Society of Petroleum Engineers. He has authored articles in more than 25 technical publications and has more than 25 issued U.S. patents, many of which are related to hydraulic fracturing.

Ian J. Henkes, Vice President, Human Resources.    Mr. Henkes has served as Keane’s Vice President for Human Resources since February 2016. Prior to joining Keane, he served as Human Resources Manager for Schlumberger’s Drilling & Measurements global businesses from August 2014 to February 2016, as Vice President for North America at Pathfinder Energy Services from January 2013 to September 2014 and as Personnel Manager at Pathfinder Energy Services from September 2012 to December 2012. Prior to joining Pathfinder Energy Services, Mr. Henkes served in various roles at Schlumberger from 1994 to 2012.

Marc G. R. Edwards, Lead Director.    Mr. Edwards has served as President and Chief Executive Officer of Diamond Offshore Drilling, Inc., a deepwater water drilling contractor, since 2014. He previously spent 30 years at Halliburton Company, where he worked in various roles, most recently as Senior Vice President of the Completion and Production Division. Mr. Edwards developed an extensive background in the global energy industry during his tenure at Halliburton, which enables him to provide important contributions and a new perspective to our board of directors. His day-to-day leadership experience gives him invaluable insight regarding the operations of an oilfield services company.

Lucas N. Batzer, Director.    Mr. Batzer has served as a member of Keane’s board of directors since March 2016. He currently serves as a Senior Vice President of Private Equity at Cerberus, which he joined in August 2009. Prior to joining Cerberus, Mr. Batzer worked as an analyst at The Blackstone Group from 2007 to 2009. He has served on the boards of directors of ABC Group and Reydel Automotive, two automotive component suppliers, since June 2016 and November 2014, respectively. Mr. Batzer’s experience in the private equity industry, board experience and comprehensive knowledge of our business and operational strategy, positions him as an important resource on our board of directors.

Dale M. Dusterhoft, Director.    Mr. Dusterhoft has served as a member of Keane’s board of directors since March 2016 and currently serves as Chief Executive Officer and as a director of Trican, which he joined at its inception in 1996. He has served on the board of directors of Trican since August 2009. Prior to becoming Chief Executive Officer of Trican, Mr. Dusterhoft was the Company’s Senior Vice President of Technical Services. Before joining Trican, Mr. Dusterhoft worked for 12 years with a major Canadian pressure pumping company, where he held management positions in Operations, Sales and Engineering. Mr. Dusterhoft serves on the board of the Alberta Children’s Hospital Foundation and the Calgary Petroleum Club. In addition, Mr. Dusterhoft is a past President of the Canadian Association of Drilling Engineers, the Canadian Section of the Society of Petroleum Engineers and a past member of the Industry Advisory Board of the Schulich School of Engineering at the University of Calgary. Mr. Dusterhoft’s years of leadership and operational experience in large, successful enterprises in the oil industry is valuable to our board of directors’ understanding of the industry.

James E. Geisler, Director.    Mr. Geisler has served as a member of Keane’s board of directors since April 2016. Mr. Geisler currently serves as an Executive Vice Chairman of Cerberus Operations and Advisory Company, LLC (“COAC”), an affiliate of Cerberus. He joined Cerberus in June 2014 and is currently serving as the interim Chief Executive Officer of DynCorp, a Cerberus portfolio company. Prior to joining Cerberus, Mr. Geisler served as both Chief Operating Officer and Chief Financial Officer of CreoSalus. From 1993 to 2009, he held several positions at United Technologies Corporation including Co-Chief Financial Officer and head of Acquisitions and Strategy. Mr. Geisler began his career at General Electric Company. He currently serves as Chairman of the Board of DynCorp and on the board of directors of three Cerberus portfolio companies, including PaxVax, Inc., a speciality vaccine company, Renovalia Energy, a renewable energy company, and Remington Outdoor Company, a firearms manufacturer holding company. Mr. Geisler previously served on the Board of Directors of Your Community Bankshares. Mr. Geisler’s broad financial and operational experience positions him as an essential advisor on a variety of matters to our board of directors.

Lisa A. Gray, Director.    Ms. Gray has served as a member of Keane’s board of directors since March 2011. Ms. Gray has served as Vice Chairman of COAC since May 2015, and has served as General Counsel of COAC since 2004. Prior to joining Cerberus, she served as Chief Operating Executive and General Counsel for WAM!NET Inc. from 1996 to 2004. Prior to that, she was a partner at the law firm of Larkin, Hoffman, Daly & Lindgren, Ltd from 1990 to 1996. Prior to that, she was active in several non-profit corporations. Ms. Gray has over 25 years of experience in the areas of mergers and acquisitions, corporate debt restructuring and corporate governance. Ms. Gray serves as Vice Chairman and General Counsel of COAC, an affiliate of our largest beneficial owner, and has extensive experience and familiarity with us. In addition, Ms. Gray has extensive legal and corporate governance skills, which broaden the scope of our board of directors’ experience.

Gary M. Halverson, Independent Director.    Mr. Halverson has served as a member of Keane’s board of directors since September 2016. In 2016, Mr. Halverson became a Senior Advisor at First Reserve, a private equity firm that focuses on energy investments, and a Partner at 360 Development Partners, a commercial real estate firm. Mr. Halverson was formerly Group President of Drilling and Production Systems and Senior Vice President at Cameron International Corporation from 2014 to 2016 prior to its sale to Schlumberger in 2016. He has over 20 years of industry experience with Cameron, where he worked in various roles across the U.S., Latin America and Asia, including President of Surface Systems between 2005 and 2014, Vice President and General Manager for Western Hemisphere between 2002 and 2006, General Manager of Latin America between 2001 and 2002 and Director of Sales and Marketing for Asia/Pacific/Middle East between 1993 and 2001. Mr. Halverson currently serves as Chairman of the Board of Directors of the Petroleum Equipment Suppliers Association, as a director on the board of the General Committee of Special Programs of the American Petroleum Institute, as a director on the board of the Well Control Institute and was the U.S. delegate to the World Petroleum Congress. Mr. Halverson’s extensive involvement in the oilfield service industry brings a valuable perspective to our Board.

Shawn Keane, Director.    Mr. Keane has served as a member of Keane’s board of directors since March 2011. Mr. Keane served as President of Keane from 2008 to 2011 and helped transition the company into the hydraulic fracturing industry in the Marcellus/Utica Shale. Previously, he served as Keane’s Vice President between 2000 and 2008, and in various management positions from 1983 to 2000, when he began his employment with Keane & Sons Drilling, Inc., a predecessor entity of Keane. Mr. Keane’s knowledge of our company’s operational history and experience in the oilfield services industry is valuable to our board of directors’ understanding of our business and financial performance.

Lenard B. Tessler, Director.    Mr. Tessler has served as a member of Keane’s board of directors since October 2012. Mr. Tessler is currently Vice Chairman and Senior Managing Director at Cerberus, which he joined in 2001. Prior to joining Cerberus, Mr. Tessler served as Managing Partner of TGV Partners, a private equity firm that he founded, from 1990 to 2001. From 1987 to 1990, he was a founding partner of Levine, Tessler, Leichtman & Co. From 1982 to 1987, he was a founder, Director and Executive Vice President of Walker Energy Partners. Mr. Tessler is a member of the Cerberus Capital Management Investment Committee. He is a member of the Board of Directors of Albertsons Companies, a food and drug retailer, where he serves as Lead Director, and a Trustee of the New York-Presbyterian Hospital, where he also serves as member of the Investment Committee and the Budget and Finance Committee. Mr. Tessler’s leadership roles at our largest beneficial owner, his board service, his extensive experience in financing and private equity investments and his in-depth knowledge of our company and its acquisition strategy, provide critical skills for our board of directors to oversee our strategic planning and operations.

Elmer D. Reed, Independent Director.    Mr. Reed has served as a member of Keane’s board of directors since April 2011. Prior to joining our board of directors, Mr. Reed served as Vice President, Executive Sales for Select Energy Services from 2010 to 2015 and in various management positions for BJ Services Company from 2003 to 2010, Newpark Drilling Fluids from 2001 to 2003 and Halliburton Energy Services from 1971 to 1999. Mr. Reed has over 45 years of oilfield service and operational experience. He served as a member of the board of directors of Circle Star Energy, an E&P company, in 2012. Mr. Reed has been active in the Independent Petroleum Association of America and is a lifetime member of the Society of Petroleum Engineers. He is also a member of Houston Livestock Show and Rodeo and Houston Farm and Ranch, and regularly assists with infrastructure development projects in South America. Mr. Reed strengthens our board of directors with decades of experience in the oilfield service industry.

Scott Wille, Director.    Mr. Wille has served as a member of Keane’s board of directors since March 2011. Mr. Wille is currently Co-Head of North American Private Equity and Managing Director at Cerberus, which he joined in 2006. Prior to joining Cerberus, Mr. Wille worked in the leveraged finance group at Deutsche Bank Securities Inc. from 2004 to 2006. Mr. Wille has served as a director of Remington Outdoor Company, Inc., a designer, manufacturer and marketer of firearms, ammunition and related products, since February 2014 and Albertsons Companies since 2015. Mr. Wille previously served as a director of Tower International, Inc., a manufacturer of engineered structural metal components and assemblies, from September 2010 to October 2012. Mr. Wille’s experience in the financial and private equity industries, together with his in-depth knowledge of our company and its acquisition strategy, are valuable to our board of directors’ understanding of our business and financial performance.

Board of Directors

Family Relationships

None of our officers or directors has any family relationship with any director or other officer. “Family relationship” for this purpose means any relationship by blood, marriage or adoption, not more remote than first cousin.

Board Composition

Our business and affairs are currently managed under the limited liability company board of managers of Keane. Upon the consummation of the IPO-Related Transactions, prior to the effectiveness of the registration statement of which this prospectus forms a part, the members of the Keane board of managers will become our board of directors, and we refer to them as such. Upon completion of this offering, our board of directors will have 11 members, comprised of 8 directors affiliated with Keane Investor (including one executive officer) and three independent directors. Members of the board of directors will be elected at our annual meeting of stockholders to serve for a term of one year or until their successors have been elected and qualified, subject to prior death, resignation, retirement or removal from office.

Director Independence

Our board of directors has affirmatively determined that Marc G. R. Edwards, Gary M. Halverson and Elmer D. Reed are independent directors under the applicable rules of the NYSE and as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

Controlled Company

Upon completion of this offering, Keane Investor will control a majority of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the NYSE corporate governance standards. Under NYSE rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors nor will our nominating and corporate governance and compensation committees consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

In the event that we cease to be a controlled company within the meaning of these rules, we will be required to comply with these provisions after specified transition periods.

More specifically, if we cease to be a controlled company within the meaning of these rules, we will be required to (i) satisfy the majority independent board requirement within one year of our status change, and (ii) have (a) at least one independent member on each of our nominating and corporate governance committee and compensation committee by the date of our status change, (b) at least a majority of independent members on each committee within 90 days of the date of our status change and (c) fully independent committees within one year of the date of our status change.

Board Leadership Structure

Our board of directors does not have a formal policy on whether the roles of Chief Executive Officer and Chairman of the board of directors should be separate. However, James C. Stewart currently serves as both Chief Executive Officer and Chairman. Our board of directors has considered its leadership structure and believes at this time that our company and its stockholders are best served by having one person serve in both positions. Combining the roles fosters accountability, effective decision-making and alignment between interests of our board of directors and management. Mr. Stewart also is able to use the in-depth focus and perspective gained in his executive function to assist our board of directors in addressing both internal and external issues affecting the company.

Our corporate governance guidelines provide for the election of one of our directors to serve as Lead Director when the Chairman of the board of directors is also the Chief Executive Officer. Marc G. R. Edwards currently serves as our Lead Director, and is responsible for serving as a liaison between the Chairman and the non-management directors, approving meeting agendas and schedules for our board and presiding at executive sessions of the non-management directors and any other board meetings at which the Chairman is not present, among other responsibilities.

Our board of directors expects to periodically review its leadership structure to ensure that it continues to meet the company’s needs.

Role of Board in Risk Oversight

While the full board of directors has the ultimate oversight responsibility for the risk management process, its committees oversee risk in certain specified areas. In particular, our audit and risk committee oversees management of enterprise risks as well as financial risks. Our compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements and the incentives created by the compensation awards it administers. Our compliance committee is responsible for overseeing the management of compliance and regulatory risks facing our company and risks associated with business conduct and ethics. Our nominating and corporate governance committee oversees risks associated with corporate governance. Pursuant to our board of directors’ instruction, management regularly reports on applicable risks to the relevant committee or the full board of directors, as appropriate, with additional review or reporting on risks conducted as needed or as requested by our board of directors and its committees.

Board Committees

Our board of directors has assigned certain of its responsibilities to permanent committees consisting of board members appointed by it.

Audit and Risk Committee

Upon completion of this offering, our audit and risk committee will consist of Marc G. R. Edwards, James C. Geisler and Gary M. Halverson, with Mr. Geisler serving as chair of the committee. The committee assists the board in its oversight responsibilities relating to the integrity of our financial statements, our compliance with legal and regulatory requirements (to the extent not otherwise handled by our compliance committee), our independent auditor’s qualifications and independence, and the establishment and performance of our internal audit function and the performance of the independent auditor. Under the applicable corporate governance standards of the NYSE, a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent audit committee requirements set forth in the rules of NYSE on the same schedule as it is permitted to phase in its compliance with the independent audit committee requirement pursuant to Rule 10A-3 under the Exchange Act, that is: (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing. Messrs. Edwards and Halverson qualify as independent directors under the corporate governance standards of the rules of the NYSE and the independence requirements of Rule 10A-3 of the Exchange Act. Within one year of our listing on the NYSE, we expect that Mr. Geisler will resign from our audit committee and be replaced with a new director who is independent under the rules of the NYSE and Rule 10A-3 of the Exchange Act. Our board of directors has determined that Mr. Geisler qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K. Each member of the audit committee is able to read and understand fundamental financial statements, including our balance sheet, statement of operations and cash flows statements. The audit committee has adopted a charter that will be posted on our website upon the closing of the offering.

Our board of directors has adopted a written charter under which the audit and risk committee operates. A copy of the audit and risk committee charter, which will satisfy the applicable standards of the SEC and the NYSE, will be available on our website.

Compensation Committee

Upon completion of this offering, our compensation committee will consist of Dale M. Dusterhoft, Marc G. R. Edwards, Shawn Keane and Scott Wille, with Scott Wille serving as chair of the committee. The compensation committee of the board of directors is authorized to review our compensation and benefits plans to ensure they meet our corporate objectives, approve the compensation structure of our executive officers and evaluate our executive officers’ performance and advise on salary, bonus and other incentive and equity compensation. A copy of the compensation committee charter will be available on our website.

Compliance Committee

Upon completion of this offering, our compliance committee will consist of Lucas N. Batzer, James E. Geisler, Lisa A. Gray and Elmer D. Reed, with Lisa A. Gray serving as chair of the committee. The purpose of the compliance committee is to assist the board in implementing and overseeing our compliance programs, policies and procedures that are designed to respond to the various compliance and regulatory risks facing our company, and monitor our performance with respect to such programs, policies and procedures. A copy of the charter for the compliance committee will be available on our website.

Nominating and Corporate Governance Committee

Upon completion of this offering, our nominating and corporate governance committee will consist of Marc G. R. Edwards, Dale M. Dusterhoft, Lisa A. Gray and Gary M. Halverson, with Marc G. R. Edwards serving as chair of the committee. The nominating and corporate governance committee is primarily concerned with identifying individuals qualified to become members of our board of directors, selecting the director nominees for the next annual meeting of the stockholders, selection of the director candidates to fill any vacancies on our board of directors and the development of our corporate governance guidelines and principles. A copy of the nominating and corporate governance committee charter will be available on our website.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers serves as a member of the compensation committee or board of directors of any other entity that has an executive officer serving as a member of our board of directors or compensation committee.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Corporate Governance Guidelines

We have adopted corporate governance guidelines in accordance with the corporate governance rules of the NYSE, as applicable, that serve as a flexible framework within which our board of directors and its committees operate. These guidelines cover a number of areas, including the size and composition of the board, board membership criteria and director qualifications, director responsibilities, board agenda, roles of the Chairman and Chief Executive Officer, executive sessions, standing board committees, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. A copy of our corporate governance guidelines will be posted on our website.

EXECUTIVE COMPENSATION

As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. These rules require compensation disclosure for our principal executive officer and the two most highly compensated executive officers other than our principal executive officer. We refer to these officers as our named executive officers or “NEOs.” Our NEOs for the year ended December 31, 2016 are:

•

James C. Stewart, our current Chairman and Chief Executive Officer, who served as our Executive Chairman and Chief Executive Officer through the consummation of the Trican transaction on March 16, 2016;

•	Gregory L. Powell, our President and Chief Financial Officer; and

•	M. Paul DeBonis Jr., our Chief Operating Officer.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Unit Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
James C. Stewart	2016	640,000	133,333			1,466,667		30,742	2,270,742
Chairman and Chief Executive Officer	2015 2014	692,308 785,989				1,160,000 1,800,000		45,404 44,000	1,897,712 2,629,989

Gregory L. Powell	2016	360,000	233,333			1,306,667		29,673	1,929,673
President and Chief Financial Officer	2015 2014	389,423 450,000				740,000 1,012,500		30,679 30,100	1,160,102 1,492,600

M. Paul DeBonis Jr. Chief Operating Officer	2016	240,000	33,333			466,667		29,223	769,223
	2015 2014	259,615 300,000				460,000 675,000		34,385 36,000	754,000 1,011,000

1.	Reflects a monthly retention payment for each NEO (as described below).
2.	Reflects amounts paid to the NEOs under our annual bonus plan for fiscal years 2014 and 2015. For fiscal year 2016, these amounts reflect (a) bonus payments under our Value Creation Plan (as described below) and (b) (i) an amount equal to 50% of the annual target bonus for each NEO, as applicable, under our 2016 Bonus Plan, which will be paid if this offering is consummated prior to May 1, 2017 and, (ii) an additional amount equal to 50% of the annual target bonus for each NEO that will be paid based on our performance under our 2016 Bonus Plan (the additional amount under this clause (ii) is subject to the completion of our final audit and approval by our board).
3.	A detailed breakdown of “All Other Compensation” is provided in the table below:

Name	Year	Automobile Allowance ($)(a)	401(k) Plan Company Contribution ($)	Total ($)
James C. Stewart	2016	21,000	9,742	30,742
	2015 2014	21,404 21,000	24,000 23,000	45,404 44,000
Gregory L. Powell	2016	21,000	8,673	29,673
	2015 2014	21,404 21,000	9,275 9,100	30,679 30,100
M. Paul DeBonis Jr.	2016	21,000	8,223	29,223
	2015 2014	21,404 21,000	12,981 15,000	34,385 36,000

(a)	Represents an automobile allowance in the amount of $1,700 per month.

Narrative Disclosure to Summary Compensation Table

Bonus Arrangements

2016 Annual Bonus Plan

Each NEO is a participant in our Annual Bonus Plan established for fiscal 2016 (the “2016 Bonus Plan”). Consistent with each NEO’s Executive Employment Agreement (as defined below), the 2016 Bonus Plan provides for an annual bonus with a target award opportunity for each NEO of 100% of base salary based on our achievement of economic performance goals. As a result of the Trican transaction and market volatility, our board elected not set specific performance targets for the 2016 Bonus Plan. Our board intends to determine the amounts payable under the 2016 Bonus Plan following completion of our final audit based on our economic performance compared to peer companies. Pursuant to each Executive Employment Agreement, in the event that this offering is consummated prior to May 1, 2017, 50% of the target bonus payable to each NEO under the 2016 Bonus Plan will accelerate and be paid upon the consummation of this offering in the amount set forth in the table below, and 50% will be subject to actual performance. In the event that this offering is not consummated prior to May 1, 2017, then any annual bonus under the 2016 Bonus Plan will be paid to the NEOs on such date based on actual performance.

Partial Acceleration of Fiscal 2016 Target Bonus
James C. Stewart	$400,000
Gregory L. Powell	$320,000
M. Paul DeBonis Jr.	$150,000

Based on our performance compared to peer companies in fiscal year 2016, we believe that we achieved our target performance under the 2016 Bonus Plan. Therefore, in addition to the 50% of the annual target bonus that will be paid to each NEO if this offering is consummated prior to May 1, 2017, an additional 50% of the annual target bonus for each NEO will be paid based on our performance (such additional amount is subject to the completion of our final audit and approval by our board).

2015 Annual Bonus Plan

Each of our NEOs participated in our Annual Bonus Plan established for fiscal 2015 (the “2015 Bonus Plan”). Consistent with each NEO’s Executive Employment Agreement, the 2015 Bonus Plan provided for an annual bonus with a target award opportunity for each NEO of 100% of base salary based on our achievement of economic performance goals. The performance goals set under the 2015 Bonus Plan were based 50% on the achievement of Adjusted EBITDA and 50% on the achievement of free cash flow as follows:

Performance Goal		Level of Achievement	Funding Level
Adjusted EBITDA	Free Cash Flow
$26.8 million	$(28.0 million)	80% (threshold)	50%
$33.4 million	$(23.3 million)	100% (target)	100%
$41.8 million	$(17.5 million)	125%	150%
$50.2 million	$(11.7 million)	150%	200%
above $50.2 million	above $(11.7 million)	Lineal Incremental Increase	Lineal Incremental Increase

The Adjusted EBITDA and free cash flow achieved for fiscal 2015 were as follows:

Performance Goal	Achievement	Funding Level
Adjusted EBITDA	$41.9 million	150%
Free Cash Flow	$1.2 million	248%
Cumulative	—	199%

Notwithstanding the calculations above, our compensation committee exercised its discretion and adjusted the amounts payable to our NEOs under the 2015 Bonus Plan to provide for the bonus amounts set forth below. In determining the bonus amounts paid, our compensation committee reflected a catch-up for lost salary as a result of the Payroll Reduction Initiative and recognized the Company’s relative outperformance versus our public competitors during fiscal 2015 and our NEO’s role in our exceeding annual Adjusted EBITDA budget and free cash flow metrics.

Fiscal 2015 Annual Bonus
James C. Stewart	$1,160,000
Gregory L. Powell	$740,000
M. Paul DeBonis Jr.	$460,000

Value Creation Plan

Upon the consummation of the Trican transaction, each NEO became eligible to participate in our Value Creation Plan (the “Value Creation Plan”). Pursuant to the Value Creation Plan, each NEO is eligible to receive up to three bonus payments, each in the amount of $666,667 for Messrs. Stewart and Powell and in the amount of $166,667 for Mr. DeBonis. Each bonus payment is payable upon our achievement of a financial or other milestone and the NEO remaining continuously employed through the payment date.

The first bonus was paid to the NEOs in June 2016 upon our achievement of over $66 million of demonstrated run-rate cost-out as outlined in our Trican underwriting plan. The second bonus payment will be made upon the consummation of this offering. The third bonus payment will be made if we generate at least $135 million of Adjusted EBITDA in Fiscal 2017 and will be paid following the completion of our 2017 audit.

Employment Agreements

During fiscal 2015, Messrs. Stewart, Powell and Debonis were parties to employment agreements with KGH Intermediate Holdco II, LLC, dated March 5, 2014, May 15, 2013 and May 11, 2011, respectively (the “Executive Employment Agreements”). The Executive Employment Agreements were subsequently amended and restated on March 14, 2016, effective upon the consummation of the Trican transaction on March 16, 2016. The Executive Employment Agreements were further amended and restated as of January 3, 2017, including to reflect that effective upon the consummation of this offering, each Executive Employment Agreement will be assigned to the company. The Executive Employment Agreements provide for an initial term that will expire on March 16, 2019, and thereafter automatically renew for additional one-year periods unless either party provides written notice at least 90 days prior to the end of the then term.

The following table sets forth the annual rate of base salary that each NEO is currently entitled to receive under the respective Executive Employment Agreement, in each case subject to the across-the-board 20% payroll reduction approved by the Compensation Committee on March 4, 2015 (the “Payroll Reduction Initiative”); the annual rate of base salary each NEO will be entitled to receive if and when the Payroll Reduction Initiative is rescinded effective on the effective date of the rescission (the “Rescission Date”); and the monthly retention payment each NEO is entitled to receive for each full calendar month following March 16, 2016 through the month prior to the month in which the Rescission Date occurs (the “Retention Payments”):

	Base Salary Prior to Rescission Date (prior to 20% reduction)	Base Salary following Rescission Date	Monthly Retention Payment Prior to Rescission Date
James C. Stewart	$800,000	$1,000,000	$13,333.33
Gregory L. Powell	$450,000	$800,000	$23,333.33
M. Paul DeBonis Jr.	$300,000	$350,000	$3,333.33

Each Executive Employment Agreement provides that the NEO is eligible for an annual bonus targeted at 100% of base salary for the applicable year. Prior to the Rescission Date, the annual bonus for Mr. Stewart will be calculated without regard to any reduction in base salary pursuant to the Payroll Reduction Initiative and the annual bonus for Mr. Powell will be equal to the sum of 100% of his base salary and the Retention Payment payable to him for the applicable year.

Each Executive Employment Agreement provides that upon the consummation of this offering, each NEO will be eligible for retention payments, the first on January 1, 2018 and the second on January 1, 2019 (the “Target Dates”), in the amounts set forth in the table below. Payment of each is subject to the NEO remaining employed through the applicable Target Date and complying with the restrictive covenants imposed on him under his Executive Employment Agreement. If we incur a change of control or if the NEO’s employment is terminated by us without Cause or, in the case of Mr. Stewart or Mr. Powell, by him for Good Reason, the NEO will be paid any remaining retention payments on the applicable Target Date.

	Retention Payments
	January 1, 2018	January 1, 2019
James C. Stewart	$1,975,706	$1,975,706
Gregory L. Powell	$1,646,422	$1,646,422
M. Paul DeBonis Jr.	$658,569	$658,569

Pursuant to each Executive Employment Agreement with Mr. Stewart and Mr. Powell, in the event of his termination of employment by us without Cause or due to our non-renewal of the applicable Executive Employment Agreement, or by Mr. Stewart or Mr. Powell for Good Reason, subject to the execution of a release, Mr. Stewart or Mr. Powell, as applicable, will be entitled to:

•	severance payments equal to two times:

•

for Mr. Stewart, the sum of his annual base salary (determined without regard to any reduction in his base salary pursuant to the Payroll Reduction Initiative), and the lesser of the average of the annual bonuses he received during the two years prior to termination and his target bonus; or

•

for Mr. Powell, either (x) if the date of termination is prior to the Rescission Date, the sum of his annual base salary and any Retention Payments paid to him for the 12-month period prior to the date of termination, or (y) if the date of termination is following the Rescission Date, his annual base salary;

•	a pro rata annual bonus for the year of termination; and

•	any earned but unpaid bonus under the Value Creation Plan relating to any milestone achieved prior to the date of termination.

Pursuant to each Executive Employment Agreement with Mr. Stewart and Mr. Powell, in the event of his termination of employment due to death or disability, he will be entitled to:

•	severance payments equal to three months of base salary plus the amount of any Retention Payments paid for the three-month period prior to the date of termination;

•	a pro rata annual bonus for the year of termination; and

•	any earned but unpaid bonus under the Value Creation Plan relating to any milestone achieved prior to the date of termination.

Upon Mr. Powell’s termination of employment other than death or voluntarily without Good Reason, Mr. Powell will also be eligible for reimbursement of the cost of continuation coverage of group health coverage for up to 12 months.

Pursuant to the Executive Employment Agreement with Mr. DeBonis, in the event of a termination of Mr. DeBonis’ employment by us without Cause, subject to his execution of a release, Mr. DeBonis will be entitled to severance payments equal to two times the sum of his annual base salary.

For purposes of the Executive Employment Agreements, “Cause” generally means:

•	indictment, conviction or plea of no contest to a felony or any crime involving dishonesty or theft;

•	conduct in connection with employment duties or responsibilities that is fraudulent or unlawful;

•	conduct in connection with employment duties or responsibilities that is grossly negligent and which has a materially adverse effect on us or our business;

•	willful misconduct or contravention of specific lawful directions related to a material duty or responsibility directed to be undertaken from our board;

•	material breach of obligations under the applicable Executive Employment Agreement;

•	any acts of dishonesty resulting or intending to result in personal gain or enrichment at our expense;

•	failure to comply with a material policy; or

•	for Mr. Powell, his failure to maintain primary residence in the Houston, Texas metropolitan area.

For purposes of the Executive Employment Agreements with Messrs. Stewart and Powell, “Good Reason” generally means:

•	our failure to cure a material breach of our obligations under the applicable Executive Employment Agreement;

•

a material diminution of duties, position or title (in the case of Mr. Stewart, other than any diminution in connection with the appointment of a new Chairman or Chief Executive Officer if following such appointment Mr. Stewart remains as either Chairman or Chief Executive Officer);

•	a material reduction in base salary; or

•	a change in office location that increases the NEO’s commute from his principal residence by more than 50 miles.

Outstanding Equity Awards at Fiscal Year End 2016

As of December 31, 2016, none of our NEOs held an unexercised or unvested equity award.

Additional Narrative Disclosure

Management Incentive Plan

During fiscal 2015, each of our NEOs held fully vested Class C Units of the company under the Keane Group Holdings, LLC Class C Management Incentive Plan. In connection with the Trican transaction, all of the Class C Units granted to the NEOs were cancelled and the NEOs were granted the number of fully vested Series 1 Class B Interests (“Series 1 Class B Interest”) of Keane Management Holdings LLC (“Management LLC”) set forth in the table below under the Keane Management Holdings LLC Management Incentive Plan (the “Management Incentive Plan”). Each Series 1 Class B Interest represents the economic equivalent of a Series 1 Class B Unit of the company. In the event of a termination of an NEOs employment for Cause, all of the NEO’s Series 1 Class B Interests will be forfeited without the payment of consideration.

Series 1 Class B Interests
James C. Stewart	35,294.12
Gregory L. Powell	29,411.76
M. Paul DeBonis Jr.	11,764.71

The Management Incentive Plan provides for grants of Class B Interests of Management LLC to officers and employees of, and consultants to, the company and its subsidiaries, and to independent managers of the company, as determined by our board. The maximum number of Class B Interests available for issuance under the Management Incentive Plan will at all times be equal to the maximum number of Class B Units issuable by us to Management LLC.

The Management Incentive Plan provides that, unless otherwise provided in an award agreement, subject to the participant’s continued service with the company or its subsidiaries on each vesting date, Class B Interests will vest in equal installments on each of the first three anniversaries of the grant date, and will become fully vested upon a change in control. Unless otherwise provided in an award agreement, all unvested Class B Interests will be forfeited upon the termination of a participant’s service for any reason, except that if a participant’s service is terminated without Cause, (i) all unvested Class B Interests that would have vested on the next vesting date following the participant’s termination will vest upon such termination and (ii) the participant’s remaining unvested Class B Interests will remain outstanding for a period of 90 days following the termination date and will vest if a change in control occurs during such 90-day period. In the event of a termination of a participant’s service for Cause, all of the participant’s vested Class B Interests will be forfeited without the payment of consideration. Unless otherwise provided in an award agreement, at any time within 180 days following a participant’s termination of service, the participant’s vested Class B Interests may be, but are not required to be, repurchased for an amount equal to the fair market value on the date of the participant’s termination of service.

For purposes of the Management Incentive Plan, “Cause” is as defined in a participant’s employment agreement or award agreement, or if not so defined, generally means:

•	indictment for a felony or any crime involving dishonesty, moral turpitude or theft;

•	conduct in connection with employment duties or responsibilities that is fraudulent, unlawful or grossly negligent;

•	willful misconduct;

•	contravention of specific lawful directions related to a material duty or responsibility which is directed to be undertaken from the Board or the person to whom the participant reports;

•	material breach of the participant’s obligations under the Management Incentive Plan, an award agreement or any other agreement between the participant and the company and its subsidiaries;

•	any acts of dishonesty by the participant resulting or intending to result in personal gain or enrichment at the expense of the company, its subsidiaries or affiliates; or

•	failure to comply with a material policy of the company, its subsidiaries or affiliates.

Concurrently with the closing of this offering: (i) the NEOs and other participants in the Management Incentive Plan, except the independent directors discussed below, will contribute their outstanding Class B Interests to Keane Investor, (ii) Management LLC will assign the Management Incentive Plan to Keane Investor, and (iii) Keane Investor will issue to the participants Class B Units of Keane Investor under the same terms as the contributed Class B Interests.

Incentive Plans

Equity and Incentive Award Plan

On January 3, 2017, we adopted the Incentive Plan, although no awards will be made under it until the effective date of the registration statement of which this prospectus is a part. The principal features of the Incentive Plan are summarized below, but the summary is qualified in its entirety by reference to the Incentive Plan itself, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Securities Subject to the Incentive Plan. A maximum number of shares equal to the sum of 7.5% of the shares of our common stock that are outstanding as of the consummation of this offering plus the number of shares of restricted common stock granted to our independent directors in substitution for their interests in Keane may be issued or transferred pursuant to awards under the Incentive Plan. The number of shares of our common stock available under the Incentive Plan will be reduced by one share for each share issued under an award. The shares of our common stock covered by the Incentive Plan may be treasury shares, authorized but unissued shares or shares purchased in the open market.

In the event of any termination, expiration, lapse or forfeiture of an award, any shares subject to the award will again be made available for future grants under the Incentive Plan. Any shares of restricted stock repurchased by the company at the same price paid for such shares will be made available for issuance again under the Incentive Plan.

Eligibility. All of our employees, consultants, and directors, and employees and consultants of our affiliates, will be eligible to receive awards under the Incentive Plan.

Awards under the Incentive Plan. The Incentive Plan provides that the administrator may grant or issue stock options, which may be non-qualified stock options (“NQSOs”) or, solely to eligible employees, incentive stock options designed to comply with the applicable provisions of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), stock appreciation rights (“SARs”), restricted stock, restricted stock units, deferred stock, performance awards and stock payments, or any combination thereof. The terms and conditions of each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

Award Limits. The Incentive Plan provides for a maximum aggregate amount of shares of common stock that may be granted to a participant in any calendar year subject to adjustment under certain circumstances in order to prevent the dilution or enlargement of the potential benefits intended to be made available under the Incentive Plan, as described below. In addition, the Incentive Plan provides for an annual award limit for performance awards that are payable solely in cash.

Vesting and Exercise of Awards. The applicable award agreement will contain the period during which the right to exercise the award in whole or in part vests, including the events or conditions upon which the vesting of an award may accelerate. No portion of an award which is not vested at the participant’s termination of employment, termination of directorship or termination of consulting relationship, as applicable, will subsequently become vested, except as may be otherwise provided by the administrator either in the agreement relating to the award or by action following the grant of the award.

Transferability of Awards. Awards generally may not be sold, pledged, assigned or transferred in any manner other than by will or by the laws of descent and distribution or, subject to the consent of the administrator, pursuant to a domestic relations order, unless and until such award has been exercised, or the shares underlying such award have been issued, and all restrictions applicable to such shares have lapsed. Notwithstanding the foregoing, NQSOs may be transferred without consideration to certain family members and trusts with the administrator’s consent. Awards may be exercised, during the lifetime of the participant, only by the participant or such permitted transferee.

Forfeiture and Claw-Back Provisions. In the event a participant (i) terminates service with the company prior to a specified date or within a specified time following receipt or exercise of the award, (ii) the company terminates the participant’s service for “cause,” or (iii) the participant engages in certain competitive activities with the company, the administrator has the right to require the participant to repay any proceeds, gains or other economic benefit actually or constructively received by the participant or to terminate the award. In addition, all awards (including any proceeds, gains or other economic benefit actually or constructively received by the participant) may be subject to the provisions of any claw-back policy implemented by the company, including, without limitation, any claw-back policy adopted to comply with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

Incentive Plan Benefits. Our independent directors may receive grants of an aggregate of 98,015 shares of restricted stock under the Incentive Plan in substitution for their interests in Keane. Other future benefits that will be received under the Incentive Plan by our current directors, executive officers and all eligible employees are not currently determinable.

Adjustments for Stock Splits, Recapitalizations, Mergers and Equity Restructurings. In the event of any recapitalization, reclassification, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off or other transaction that affects our common stock, the Incentive Plan will be equitably adjusted, including the number of available shares, in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Incentive Plan or with respect to any award.

Administration of the Incentive Plan. The compensation committee is the administrator of the Incentive Plan. Subject to certain limitations, the committee may delegate its authority to grant awards to one or more committees consisting of one or more members of the board of directors or one or more of our officers.

Amendment and Termination of the Incentive Plan. Our board of directors and the compensation committee may amend the Incentive Plan at any time, subject to stockholder approval to the extent required by applicable law or regulation or the listing standards of the market or stock exchange on which our common stock is at the time primarily traded.

Additionally, stockholder approval will be specifically required to increase the maximum number of shares of our common stock which may be issued under the Incentive Plan, change the eligibility requirements or decrease the exercise price of any outstanding option or stock appreciation right granted under the Incentive Plan. The board of directors and the compensation committee may amend the terms of any award theretofore granted, prospectively or retroactively, however, except as otherwise provided in the Incentive Plan, no such amendment will, without the consent of the participant, alter or impair any rights of the participant under such award without the consent of the participant unless the award itself otherwise expressly so provides.

Our board of directors and the compensation committee may suspend or terminate the Incentive Plan at any time. However, in no event may an award be granted pursuant to the Incentive Plan on or after the tenth anniversary of the effective date of the Incentive Plan.

Prohibition on Repricing. Except in connection with a corporate transaction involving the company (including, without limitation, any stock distribution, stock split, extraordinary cash distribution, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the administrator will not, without the approval of the stockholders, authorize the amendment of any outstanding award to reduce its price per share, including any amendment to reduce the exercise price per share of outstanding options or SARs.

Executive Incentive Bonus Plan

On January 3, 2017, we adopted an executive incentive bonus plan (the “Executive Incentive Bonus Plan”). The principal features of the Executive Incentive Bonus Plan are summarized below, but the summary is qualified in its entirety by reference to the Executive Incentive Bonus Plan itself, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Plan Administration. The Executive Incentive Bonus Plan is administered by our compensation committee or another committee appointed by our board of directors to administer the Executive Incentive Bonus Plan and composed of not less than two directors, each of whom for purposes of any award intended to qualify for the performance-based compensation exception to 162(m) of the Code is an “outside director” (within the meaning of Section 162(m) of the Code) (as applicable, the “Plan Committee”). The Plan Committee selects the officers or key executives who will be eligible to receive awards, establishes the award that may be earned by each participant and establishes the goals for each participant. The Plan Committee calculates and determines each participant’s level of attainment of such goals, and calculates the bonus award for each participant based upon such level of attainment.

Eligibility. For each performance period, the Plan Committee will select the officers and key executives of the company and its subsidiaries and divisions who are eligible to participate in the Executive Incentive Bonus Plan.

General Description of the Executive Incentive Bonus Plan. Participants in the Executive Incentive Bonus Plan will be eligible to receive cash performance awards based on attainment by the company and/or a subsidiary, division or other operational unit of the company of specified performance goals to be established for each performance period by the Compensation Committee. The Executive Incentive Bonus Plan provides for a maximum amount of any bonus award intended to qualify for the performance-based compensation exception to Section 162(m) of the Code payable to a single participant for any performance period consisting of a 12-month period (including a fiscal or calendar year), which amount is reduced on a pro rata basis for any performance period of less than 12 months. Unless otherwise provided by the Plan Committee or set forth in a written agreement between the company and a participant, bonus awards are intended to constitute “short term deferrals” for purposes of Section 409A of the Code and will be paid within the applicable short-term deferral period under Section 409A of the Code. Payment of bonus awards will be made in the form of cash, our common stock or equity awards in respect of our common stock, which common stock or equity awards may be subject to additional vesting provisions as determined by the Plan Committee. Any shares of common stock or equity awards granted in satisfaction of a bonus award will be granted under the Incentive Plan. To be eligible to receive a payment of a bonus award with respect to a performance period, a participant must satisfy such employment requirements as may be imposed by the Plan Committee. In the event of a participant’s death prior to the payment of a bonus award which has been earned, such payment will be made to the participant’s designated beneficiary or, if there is none living, to the estate of the participant.

Performance Criteria. The performance criteria will be measured in terms of one or more of the following objectives, which objectives may relate to company-wide objectives or of the segment, division or function of the company or subsidiary: (i) net earnings (either before or after interest, taxes, depreciation and amortization), (ii) gross or net sales or revenue, (iii) net income (either before or after taxes), (iv) operating income, (v) cash flow (including, but not limited to, operating cash flow and free cash flow), (vi) return on assets, (vii) return on capital, (viii) return on stockholders’ equity, (ix) return on sales, (x) gross or net profit or operating margin, (xi) costs, (xii) funds from operations, (xiii) expenses, (xiv) working capital, (xv) earnings per share, (xvi) price per share of our common stock, (xvii) market share, (xvii) market capitalization, (xix) net debt, (xx) achieved incident rate and (xxi) lost time incident rate, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group.

Term and Amendment. The Plan Committee may amend, suspend or terminate the Executive Incentive Bonus Plan at any time, except that no amendment may be made without the approval of our stockholders if the effect of such amendment would be to cause outstanding or pending awards intended to qualify for the performance-based compensation exception to Section 162(m) of the Code to cease to qualify for the performance-based compensation exception to Section 162(m) of the Code.

Director Compensation

Director Compensation Table

Three current members of our board of directors, Elmer D. Reed, Marc G.R. Edwards and Gary M. Halverson, and one former member of our board of directors, Gary Moore, received compensation for service on our board of directors during 2016, as set forth in the table below and as described in “—Director Compensation—Narrative Disclosure to Director Compensation Table.”

(in dollars) Name	Fees Earned or Paid in Cash	Unit Awards(1)	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and non- qualified Deferred Compensation Earnings	All Other Compensation	Total
Gary Moore	22,167	—					22,167
Elmer D. Reed	70,833	481,158					551,991
Marc G.R. Edwards	25,000	801,954					826,954
Gary M. Halverson	18,750	481,158					499,908

(1)	Reflects the value (assuming an initial public offering price of $18.00 per share, the midpoint of the range on the cover of this prospectus) of the shares of restricted stock to be granted to Messrs. Reed, Edwards and Halverson (26,731, 44,553 and 26,731 shares, respectively) in substitution for their Series 2 Class B Units.

Narrative Disclosure to Director Compensation Table

Director Services Agreements

We have entered into Director Services Agreements with each of Marc G. R. Edwards, Gary M. Halverson and Elmer D. Reed. The Director Services Agreements provide that each such director serve on an at-will basis until the earlier of disability, death, resignation or removal.

Pursuant to the Director Services Agreement with Mr. Edwards, he serves as our lead director and is entitled to receive an annual fee of $100,000 per year. The Director Services Agreements with Messrs. Halverson and Reed provide that each director is entitled to receive an annual fee of $75,000 per year.

In addition to the Director Services Agreements with Messrs. Edwards, Halverson and Reed, each of our other non-employee directors will be entitled to receive an annual fee of $75,000 per year.

Prior to Gary Moore’s resignation from our board of directors, we were party to a Director Services Agreement with Mr. Moore pursuant to which he was entitled to receive an annual fee of $70,000 per year.

Equity Awards

In fiscal year 2016, each of our independent directors were granted the number of Series 2 Class B Interests (“Series 2 Class B Interest”) of Management LLC set forth in the table below under the Management Incentive Plan. Each Series 2 Class B Interest represents the economic equivalent of a Series 2 Class B Unit of the company. Subject to continued service with the company or its subsidiaries on each vesting date, the Series 2 Class B Interests will vest in equal installments on each of the first three anniversaries of the grant date, and will become fully vested upon a change in control. All unvested Series 2 Class B Interests will be forfeited upon a termination of service for any reason, except that upon a termination of service without Cause, (i) all unvested Series 2 Class B Interests that would have vested on the next vesting date following the termination will vest upon such termination and (ii) the remaining unvested Series 2 Class B Interests will remain outstanding for a period of 90 days following the termination date and will vest if a change in control occurs during such 90-day period. In the event of a termination for Cause, all vested Series 2 Class B Interests will be forfeited without the payment of consideration. Upon the consummation of this offering, each of our independent directors will receive grants of restricted stock under our Incentive Plan in substitution for the independent director’s outstanding Series 2 Class B Interests. Such restricted stock will be subject to substantially the same vesting conditions as the Series 2 Class B Interests.

	Series 2 Class B Interests	Grant Date
Marc G. R. Edwards	2,941.18	October 1, 2016
Gary M. Halverson	1,764.71	October 1, 2016
Elmer D. Reed	1,764.71	October 1, 2016

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following discussion is a brief summary of certain material arrangements, agreements and transactions we have with related parties. It does not include all of the provisions of our material arrangements, agreements and transactions with related parties, does not purport to be complete and is qualified in its entirety by reference to the arrangements, agreements and transactions described. We enter into transactions with our stockholders and other entities owned by, or affiliated with, our direct and indirect stockholders in the ordinary course of business. These transactions include, amongst others, professional advisory, consulting and other corporate services.

We paid COAC, an affiliate of Cerberus, fees totaling approximately $0.7 million, $0.3 million and $0.5 million for 2015, 2014, 2013, respectively, for consulting services provided in connection with improving the company’s operations. We may retain COAC to provide similar services in the future.

KG Fracing Acquisition Corp., an affiliate of Ceberus, and several entities affiliated with the Keane family (the “Keane Parties”), including KCK Family Limited Partnership, LP and SJK Family Limited Partnership, LP, made certain members loans in the amount of $20,000,000 to Keane on December 23, 2014 (collectively, the “Shareholder Loan”). In connection with our acquisition of the Acquired Trican Operations, such entities contributed all of their right, title and interest in and to the Shareholder Loan (other than accrued but unpaid interest, which was cancelled and forgiven) in exchange for an aggregate 41,468.59 Class A Units.

Several of our board members are employees of our Sponsor, and funds managed by one or more affiliates of our Sponsor indirectly own a substantial portion of our equity through their ownership of Keane Investor.

IPO-Related Transactions

In connection with our corporate reorganization, we will engage in transactions with affiliates and our Existing Owners. See “IPO-Related Transactions and Organizational Structure” for a description of these transactions.

Trican Transaction

On January 25, 2016, Keane and its subsidiary, Keane Frac, LP (“Keane Frac”), entered into an asset purchase agreement with Trican, pursuant to which Keane Frac agreed to acquire substantially all of the pressure-pumping assets, of which Trican had previously invested $1 billion in before write-downs, and assume specified related liabilities, relating to Trican’s U.S. oilfield services business. The Trican transaction was completed on March 16, 2016 for aggregate consideration comprised of a cash payment of $200 million, subject to customary working capital adjustments, and Class A and Class C Units of Keane. Trican agreed to provide Keane a seller indemnity (payable by Trican in cash or through a return of a portion of its interests in Keane to Keane), against which we have asserted certain claims. In addition, the seller indemnity is further partially backstopped by a representations and warranties insurance policy for the benefit of Keane.

As a result of the Trican transaction, Keane acquired, among other things, approximately 645,000 hydraulic horsepower, 14 cement pumps, seven coiled tubing units, 19 nitrogen units and 14 acidizing units and assumed various customer relationships. In addition, Keane acquired Trican U.S.’s operating bases located in strategic oil and gas basins, including the Permian Basin, the Marcellus Shale/Utica Shale, the SCOOP/STACK Formation, the Bakken Formation and the Eagle Ford Shale, as well as the Engineered Solutions Center.

Keane also acquired ownership of substantially all intellectual property relating primarily to Trican’s United States oilfield services business, which includes know-how, trade secrets, formulas, processes, customer lists and other non-registered intellectual property primarily used in connection with that business (the “Acquired Trican Intellectual Property”).

We refer to the acquired assets and assumed liabilities acquired in the Trican transaction as the “Acquired Trican Operations.”

In addition, Keane entered into two fully paid-up, perpetual, non-exclusive licenses to certain intellectual property owned by Trican or its affiliates and used in Trican’s U.S. oilfield service business, other than the Acquired Trican Intellectual Property. In the first license agreement between Keane and Trican Parent (the “Pump Control IP License Agreement”), Keane obtained the right to use Trican Parent’s electronic control system technology related to pump control and all related intellectual property owned by Trican’s Parent as of the closing date of the Trican transaction, limited to the oilfield services business in the United States. The Pump Control IP License Agreement also grants Keane a non-exclusive right of offer to negotiate and enter into a separate license agreement for certain intellectual property newly developed by Trican or its affiliates following the consummation of the Trican transaction on commercially reasonable terms, which will expire upon the later of (i) a change of control of Keane, (ii) the date Trican ceases to own any equity interest in Keane, or (iii) five years from the date of the Pump Control IP License Agreement.

In a separate license agreement entered into between Keane and Trican as part of the Trican transaction (the “General IP License Agreement”), Keane obtained the right to use substantially all intellectual property owned by Trican or its affiliates used in Trican’s U.S. oilfield services business as of the closing date of the Trican transaction (other than intellectual property related to the Fracking Fluids), limited to the oilfield services business in the United States. In addition, Keane received the right to use certain Trican proprietary fracking-related fluids as of the closing date of the Trican transaction, including the Fracking Fluids, for Keane’s hydraulic fracturing services to its customers, which license does not allow Keane to manufacture the Fracking Fluids but allows Keane to purchase the Fracking Fluids from Trican’s suppliers on favorable pricing terms. Keane also received the right to negotiate with Trican for the supply of Fracking Fluids that are improved following the consummation of the Trican transaction on terms at least as favorable as the most favorable terms granted by Trican to any of its other customers or licensees, which will expire upon the later of (i) a change of control of Keane, (ii) the date Trican ceases to own any equity interest in Keane, or (iii) five years from the date of the General IP License Agreement.

Keane also entered into a non-competition provision with Trican as part our acquisition of the Acquired Trican Operations, pursuant to which, subject to certain limited exceptions, Keane may not compete, directly or indirectly, with Trican in Canada in the oilfield services business through March 16, 2018. Subject to certain limited exceptions, Keane also may not own an interest in any entity that competes directly or indirectly with Trican in Canada, other than with respect to any industrial services or completion tools business or certain interests in companies with limited revenues derived from Canadian operations. Keane is also restricted from knowingly interfering with business relationships of Trican. The non-competition provision does not restrict Keane’s ability to participate in certain limited equity investments in publicly owned companies.

Pursuant to the non-competition provision above, Trican may not compete with Keane in the oilfield services business in the United States, own an interest in any entity that competes, directly or indirectly, with Keane in any capacity, or knowingly interfere with the business relationships of Keane, in each case subject to certain limited restrictions, until the earlier of March 16, 2018 and the date on which certain prescribed reductions in Trican’s ownership interests in Keane occurs.

At the time of the transaction, Keane and Trican also entered into a customary transition services agreement that facilitated Keane’s integration of the acquired business into its existing operations.

Stockholders’ Agreement

In connection with this offering, Keane Group, Inc. will enter into the Stockholders’ Agreement with Keane Investor. The rights of Keane Investor under such agreement are described below:

Registration Rights

Any holders of registrable securities that are party to, or permitted assignees of rights under, the Stockholders’ Agreement (each such party, a “Holder”) and (i) collectively and beneficially own at least 20% of the total issued and outstanding Registrable Securities (as defined herein) or (ii) collectively and beneficially own at least 10% of the total issued and outstanding Registrable Securities, provided they beneficially own Registrable Securities equivalent to at least 50% of the Registrable Securities beneficially owned by them as of the effective date (each such Holder, a “Demand Holder”) may, at any time after 180 days following the completion of this offering request we register the resale, under the Securities Act, of all or any portion of the shares of common stock that such Demand Holder owns (provided that in the case of a demand from Keane Investor, shares to be registered are on a pro rata and pari passu basis based on each member of Keane Investor’s beneficial ownership of Registrable Securities).

With respect to the Stockholders’ Agreement, “Registrable Securities” generally refers to outstanding shares of our common stock owned or hereafter acquired by a Holder; provided, however, that any such shares shall cease to be Registrable Securities to the extent (i) a registration statement with respect to the sale of such shares has been declared effective under the Securities Act and such shares have been disposed of in accordance with the plan of distribution set forth in such registration statement, (ii) such shares have been sold to the public through a broker, dealer or market maker in compliance with Rule 144 or Rule 145 of the Securities Act (or any successor rule), or (iii) such shares cease to be outstanding.

Any Demand Holder may require that we effect a registration, provided that we are not required to effect more than one “marketed” underwritten offering or more than one demand registration in any consecutive 180-day period, that the number of shares of common stock requested to be registered in any underwritten offering have a value equal to at least $40,000,000, and that we are not required to effect more than five demand registrations. We may postpone for a reasonable period of time, which may not exceed 90 days, the filing of a registration statement that a Demand Holder requested that it file pursuant to the Stockholders’ Agreement if our board of directors determines that the filing of the registration statement would require us to disclose material non-public information that, in our board of directors’ good faith judgment, after consultation with independent outside counsel to the company, would be required to be disclosed in such registration statement but which we have a bona fide business purpose for not disclosing publicly, provided that, unless otherwise approved in writing by the Holders of a majority of our common stock that demanded the registration, we may not postpone such filing more than twice, or for more than an aggregate of 90 days, in each case, during any 12-month period.

In addition, if we propose to register additional shares of common stock, each Holder will be entitled to notice of the registration and will be entitled to include its shares of common stock (on a pro rata and pari passu basis) in that registration with all registration expenses paid by us. Prior to the distribution by Keane Investor of all of the common stock it holds as of the completion of this offering to its equityholders, Holders other Keane Investor or a Demand Holder will not be entitled to include shares of common stock held by such Holder in a registration proposed by us unless Keane Investor or a Demand Holder also elects to participate in such registration.

Board Representation Rights

Pursuant to the Stockholders’ Agreement, we will be required to appoint individuals designated by Keane Investor (the “Keane Investor Designees”) to our board of directors upon the closing of the IPO-Related Transactions and this offering.

Our certificate of incorporation provides that, prior to the 50% Trigger Date, the authorized number of directors may be increased or decreased by the Designated Controlling Stockholder or a majority of our directors. The Designated Controlling Stockholder shall, immediately prior to the 50% Trigger Date, set the size of the board of directors at 11 directors. On or after the 50% Trigger Date, the authorized number of directors may be increased or decreased by the affirmative vote of not less than two-thirds (2/3) of the then-outstanding shares of capital stock or by resolution of our board of directors. Under the Stockholders’ Agreement, Keane Investor, or any Holder, will have the following board representation rights:

•

from the date on which Keane Group, Inc. is no longer a controlled company under the applicable rules of the NYSE but prior to the 35% Trigger Date, Keane Investor shall have the right to designate to our board of directors a number of individuals equal to one director fewer than 50% of our board of directors at any time, and will (i) cause its directors appointed to the board of directors to vote in favor of maintaining an 11-person board of directors (unless the management board of Keane Investor otherwise agrees by affirmative vote of 80% of the members of the management board of Keane Investor) and (ii) appoint four directors designated by Cerberus and one director designated by Trican; provided, however, that such Keane Investor Designees are qualified and suitable to serve as members of our board of directors under all applicable corporate governance policies and guidelines of Keane Group, Inc. and our board of directors, and all applicable legal, regulatory and stock exchange requirements (other than any requirements under the NYSE regarding director independence) (the “Director Requirements”);

•

for so long as any Holder has beneficial ownership of less than 35% but at least 20% of our then-outstanding common stock, such Holder shall have the right to designate to our board of directors a number of individuals who satisfy the Director Requirements equal to the greater of (i) three or (ii) 25% of the size of our board of directors at any time (rounded up to the next whole number);

•

for so long as any Holder has beneficial ownership of less than 20% but at least 15% of our then-outstanding common stock, such Holder shall have the right to designate to our board of directors a number of individuals who satisfy the Director Requirements equal to the greater of (i) two or (ii) 15% of the size of our board of directors at any time (rounded up to the next whole number);

•

for so long as any Holder has beneficial ownership of less than 15% but at least 10% of our then-outstanding common stock, such Holder shall have the right to designate one individual to our board of directors who satisfies the Director Requirements.

Each of Cerberus, Trican and a representative of a majority of the shares of common stock held by the Keane Parties, shall be entitled to, at its option, designate up to two individuals in the capacity of non-voting observers (the “Observers”) to our board of directors. The appointment and removal of any Observer shall be by written notice to the board of directors. An Observer may attend any meeting of the board of directors, provided that no Observer shall have the right to vote or otherwise participate in the board of directors meeting in any way other than to observe any applicable meeting of the board of directors. Our board of directors or any committee thereof shall have the right to exclude an Observer from any meeting or portion thereof in the sole discretion of a majority of the members in attendance at such meeting. If the Keane Parties, directly or indirectly, cease to beneficially own at least 50% of our common stock beneficially owned by the Keane Parties at the time of this offering, the Keane Parties shall no longer have any right to appoint Observers and shall cause any appointed Observers to immediately resign. If Trican, directly or indirectly, ceases to beneficially own at least 25% of our common stock beneficially owned by Trican at the time of this offering, Trican shall no longer have any right to appoint Observers and shall cause such appointed observers to immediately resign.

Under the Stockholders’ Agreement, in the event of a vacancy on our board of directors arising through the death, resignation or removal of a Holder’s board designee, the Holder shall have the right to designate a replacement who satisfies the Director Requirements to fill such vacancy.

Indemnification; Expenses

We have agreed to indemnify Keane Investor, or any Holder, against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which we sell our shares, unless such liability arose from Keane Investor, or any such Holder’s, misstatement or omission, and Keane Investor and the Holders have agreed to indemnify us against all losses caused by their misstatements or omissions. We have also agreed to pay all expenses incident to our performance of or compliance with the registration rights under the Stockholders’ Agreement, including but not limited to all underwriting discounts, commissions, fees and related expenses of underwriters, provided that a Demand Holder shall be responsible for our out-of-pocket registration expenses in the case of a withdrawal of a demand registration by such party (subject to certain exceptions). In addition, the Stockholders’ Agreement will provide that any ownership interests in Keane forfeited by Trican as a result of an indemnification by Trican (in connection with our acquisition of the Acquired Trican Operations) will be subsequently transferred to our company by Keane Investor.

Keane Investor Limited Liability Company Agreement

Our Sponsor, the Keane Parties, Trican and management holders of Keane’s Class B Units, will enter into the Keane Investor LLC Agreement, pursuant to which Keane Investor’s appointees to our Board of Directors will be selected. The Keane Investor LLC Agreement will also contain certain non-competition restrictions as described above in “—Trican Transaction,” as well as transfer restrictions relating to Keane Investor’s shares of our common stock. See “Shares Eligible for Future Sale—Transfer Restrictions under the Keane Investor LLC Agreement.” The Keane Investor LLC Agreement will be entered into upon consummation of the IPO-Related Transactions and this offering. A copy of the form Keane Investor LLC Agreement that will be entered into will be filed as an exhibit to the registration statement of which this prospectus is a part.

Policy and Procedures for the Review, Approval or Ratification of Transactions with Related Persons

Prior to the completion of this offering, our board of directors will adopt a written policy (the “Related Party Policy”) and procedures for the review, approval or ratification of “Related Party Transactions” by the independent members of the audit and risk committee of our board of directors. For purposes of the Related Party Policy, a “Related Party Transaction” is any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including the incurrence or issuance of any indebtedness or the guarantee of indebtedness) in which (1) the aggregate amount involved will or may be reasonably expected to exceed $120,000 in any fiscal year, (2) the company or any of its subsidiaries is a participant, and (3) any Related Party (as defined herein) has or will have a direct or indirect material interest.

The Related Party Policy defines “Related Party” as any person who is, or, at any time since the beginning of the company’s last fiscal year, was (1) an executive officer, director or nominee for election as a director of the company or any of its subsidiaries, (2) a person with greater than five percent (5%) beneficial interest in the company, (3) an immediate family member of any of the individuals or entities identified in (1) or (2) of this paragraph, and (4) any firm, corporation or other entity in which any of the foregoing individuals or entities is employed or is a general partner or principal or in a similar position or in which such person or entity has a five percent (5%) or greater beneficial interest. Immediate family members (each, a “Family Member”) includes a person’s spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law and anyone residing in such person’s home, other than a tenant or employee.

Prior to the company entering into any Related Party Transaction, such Related Party Transaction will be reported to our General Counsel who will report the same to the audit and risk committee. Our General Counsel will conduct an investigation and evaluation of the Related Party Transaction and will report his or her findings to the audit and risk committee, including a summary of material facts. The audit and risk committee will review the material facts of all Related Party Transactions which require the audit and risk committee’s approval and either approve or disapprove of the Related Party Transaction, subject to the exceptions described below. If advance notice of a Related Party Transaction has been given to the audit and risk committee and it is not possible to convene a meeting of the audit and risk committee, then the chairman of the audit and risk committee will consider whether the Related Party Transaction is appropriate and, if it is, will approve the Related Party Transaction, with the audit and risk committee being asked to ratify the Related Party Transaction at the next regularly scheduled meeting of the audit and risk committee. In the event the audit and risk committee does not ratify any such Related Party Transaction, management shall make all reasonable efforts to cancel or annul such Related Party Transaction. In determining whether to approve or ratify a Related Party Transaction, the audit and risk committee, or its chairman, as applicable, will consider all factors it deems appropriate, including the factors listed below in “—Review Criteria.”

Entering into a Related Party Transaction without the approval or ratification required by the terms of the Related Party Policy is prohibited and a violation of such policy. In the event the company’s directors, executive officers or Chief Accounting Officer become aware of a Related Party Transaction that was not previously approved or ratified under the Related Party Policy, such person will promptly notify the audit and risk committee (or, if it is not practicable for the company to wait for the audit and risk committee to consider the matter, the chairman of the audit and risk committee) will consider whether the Related Party Transaction should be ratified or rescinded or other action should be taken, with such review considering all of the relevant facts and circumstances regarding the Related Party Transaction, including the factors listed below in “—Review Criteria.” The chairman of the audit and risk committee will report to the committee at its next regularly scheduled meeting any actions taken under the Related Party Policy pursuant to the authority delegated in this paragraph. The audit and risk committee will also review all of the facts and circumstances pertaining to the failure to report the Related Party Transaction to the audit and risk committee and will take, or recommend to our board of directors, any action the audit and risk committee deems appropriate.

No member of the audit and risk committee or director of our board will participate in any discussion or approval of a Related Party Transaction for which he or she is a Related Party, except that the audit and risk committee member or board director will provide all material information concerning the Related Party Transaction to the audit and risk committee.

If a Related Party Transaction will be ongoing, the audit and risk committee may establish guidelines for the company’s management to follow in its ongoing dealings with the Related Party. Thereafter, the audit and risk committee, on at least an annual basis, will review and assess ongoing relationships with the Related Party to ensure that they are in compliance with the audit and risk committee’s guidelines and that the Related Party Transaction remains appropriate.

Review Criteria

All Related Party Transactions will be reviewed in accordance with the standards set forth in the Related Party Policy after full disclosure of the Related Party’s interests in the transaction. As appropriate for the circumstances, the audit and risk committee or its chairman, as applicable, will review and consider:

•	the Related Party’s interest in the Related Party Transaction;

•

the terms of the Related Party Transaction, including the approximate dollar value of the amount involved in the Related Party Transaction and the approximate dollar value of the amount of the Related Party’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction is being undertaken in the ordinary course of business of the company;

•	whether the transaction with the Related Party is proposed to be, or was, entered into on terms no less favorable to the company than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to the company of, the Related Party Transaction;

•	a description of any provisions or limitations imposed as a result of entering into the Related Party Transaction;

•	whether the proposed transaction includes any potential reputational risk issues for the company which may arise as a result of or in connection with the Related Party Transaction;

•	whether the proposed transaction would violate any requirements of the company’s financing or other material agreements; and

•	any other relevant information regarding the Related Party Transaction or the Related Party.

The audit and risk committee, or its chairman, as applicable, may approve or ratify the Related Party Transaction only if the audit and risk committee, or its chairman, as applicable, determines in good faith that, under all of the circumstances, the transaction is fair to the company. The audit and risk committee, in its sole discretion, may impose such conditions as it deems appropriate on the company or the Related Party in connection with approval of the Related Party Transaction.

Pre-Approved Related Party Transactions

The audit and risk committee has determined that the following transactions will be deemed pre-approved or ratified and will not require review or approval of the audit and risk committee, even if the aggregate amount involved will exceed $120,000, unless otherwise specifically determined by the audit and risk committee.

•

Any employment by the company of an executive officer of the company or any of its subsidiaries if the related compensation conforms with our company’s compensation policies and if the executive officer is not a Family Member of another executive officer or of a director of our board; and

•	Any compensation paid to a director of our board if the compensation is consistent with the company’s bylaws and any compensation policies.

Notwithstanding anything to the contrary in the Related Party Policy, in the event the bylaws of the company require review by our board of directors and/or approval of a Related Party Transaction, the audit and risk committee, and its chairman, will not have the authority to review or approve a Related Party Transaction but will provide a recommendation to our board of directors for the board’s use in its consideration of a given Related Party Transaction.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of January 16, 2016, after giving effect to the IPO-Related Transactions by:

•	each person who is known by us to beneficially own 5% or more of our outstanding shares of capital stock;

•	the selling stockholder;

•	each member of our board of directors;

•	each of our executive officers named in the Summary Compensation Table under “Executive Compensation”; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. None of the persons listed in the following table owns any securities that are convertible into common stock at his or her option currently or within 60 days of our listing date on the NYSE. Unless otherwise indicated, the address for each 5% stockholder, director and executive officer listed below is c/o Keane Group, Inc., 2121 Sage Road, Houston, TX 77056.

	Shares beneficially owned before offering	Shares beneficially owned after offering (assuming no exercise of underwriters’ over-allotment option to purchase additional shares)	Shares beneficially owned after offering (assuming full exercise of underwriters’ over-allotment option to purchase additional shares)	Percentage of shares beneficially owned (assuming no exercise of underwriters’ over-allotment option to purchase additional shares)		Percentage of shares beneficially owned (assuming full exercise of underwriters’ over-allotment option to purchase additional shares)
Name of Beneficial Owner	Number	Number	Number	Before Offering(1)(2)	After Offering	Before Offering(1)(2)	After Offering
5% Stockholder and Selling Stockholder:
Keane Investor Holdings LLC(3)(4)	87,330,004	80,730,004	77,385,004	99.9%	78.3%	99.9%	75.0%

Directors:
James C. Stewart	—	—	—	—	—	—	—
Lucas N. Batzer	—	—	—	—	—	—	—
Dale M. Dusterhoft	—	—	—	—	—	—	—
Marc G. R. Edwards	44,553	44,553	44,553	*	*	*	*
James E. Geisler	—	—	—	—	—	—	—
Lisa A. Gray	—	—	—	—	—	—	—
Gary M. Halverson	26,731	26,731	26,731	*	*	*	*
Shawn Keane	—	—	—	—	—	—	—
Elmer D. Reed	26,731	26,731	26,731	*	*	*	*
Lenard B. Tessler	—	—	—	—	—	—	—
Scott Wille	—	—	—	—	—	—	—

Named Executive Officers:
Gregory L. Powell	—	—	—	—	—	—	—
M. Paul DeBonis Jr.	—	—	—	—	—	—	—
All directors and executive officers as a group(3) (16 persons)	*	*	*	*	*	*	*

*	Represents less than 1%.
(1)	Percentage of shares beneficially owned prior to the offering is based on 87,428,019 shares of our common stock outstanding as of our listing date on the NYSE after giving effect to the IPO-Related Transactions.

(2)	All the issued and outstanding common stock of Keane Group, Inc. is held by Keane Investor and Messrs. Edwards, Halverson and Reed.
(3)	Keane Investor is held by a private investor group, including affiliates of Cerberus, members of the Keane family, Trican Well Service, L.P. and certain current members of management. Messrs. Batzer, Geisler, Tessler, Wille and Ms. Gray are affiliated with Cerberus. Affiliates of Cerberus have indirect economic interests in 61,625,604 shares following the consummation of this offering, or 76.3% of our outstanding common stock prior to this offering and 59.8% upon the completion of this offering (assuming the underwriter’s over-allotment option to purchase additional shares from the selling stockholder is not exercised), calculated based on Cerberus’ Class A interests in Keane Investor. Mr. Dusterhoft is Chief Executive Officer and a director of Trican Well Service, L.P., which has, through its ownership of Class A Units in Keane Investor, indirect economic interests in 8,073,000 shares following the consummation of this offering, or 10.0% of our outstanding common stock prior to this offering and 7.8% upon the completion of this offering (assuming the underwriter’s over-allotment option to purchase additional shares from the selling stockholder is not exercised). Shawn Keane is affiliated with several of the Keane Parties that own Class A Units in Keane Investor and which, collectively, have indirect economic interests in 11,031,400 shares following the consummation of this offering, or 13.7% of our outstanding common stock prior to this offering and 10.7% upon the completion of this offering (assuming the underwriter’s over-allotment option to purchase additional shares from the selling stockholder is not exercised). Upon completion of this offering, several members of our management, including Messrs. Stewart, Powell and DeBonis and 2 additional officers, will hold 84,118 Class B Units in Keane Investor. As a result, such individuals will be entitled to certain cash distributions from Keane Investor following the distribution of $468 million to holders of Class A Units in Keane Investor. Trican Well Service, L.P. also holds Class C Units in Keane Investor that entitle Trican to certain cash distributions from Keane Investor following certain distributions to the holders of Class A Units and Class B Units. See “Certain Relationships and Related Party Transactions.”
(4)	The address for Keane Investor Holdings LLC and Messrs. Batzer, Geisler, Tessler, Wille and Ms. Gray is c/o Cerberus Capital Management, L.P., 875 Third Avenue, New York, New York 10022.

DESCRIPTION OF CAPITAL STOCK

The following summarizes the most important terms of our common stock and related provisions of the certificate of incorporation and our bylaws that will be in effect upon the closing of the IPO-Related Transactions and this offering. This description also summarizes the principal agreements relating to our common stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and bylaws and the agreements referred to below, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

General

After giving effect to the IPO-Related Transactions, our authorized capital stock will consist of 500,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

Upon the closing of the IPO-Related Transactions and this offering, there will be 103,128,019 shares of our common stock outstanding.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Voting Rights

Each holder of our common stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders. A majority vote is required for all action to be taken by stockholders, except as otherwise provided for in our certificate of incorporation and bylaws or as required by law, including the election of directors in an election that is determined by our board of directors to be a contested election, which requires a plurality. Our certificate of incorporation provides that our board of directors and, prior to the 50% Trigger Date, the Designated Controlling Stockholder, are expressly authorized to make, alter or repeal our bylaws and that our stockholders may only amend our bylaws after the 50% Trigger Date with the approval of at least two-thirds of the total voting power of the outstanding shares of our capital stock entitled to vote in any annual election of directors.

Liquidation Rights

In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities and the liquidation preference of any outstanding preferred stock.

Other Rights

Our common stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

Preferred Stock

Our board of directors is authorized, by resolution or resolutions, to issue up to 50,000,000 shares of our preferred stock. Our board of directors is authorized, by resolution or resolutions, to provide, out of the unissued shares of our preferred stock, for one or more series of preferred stock and, with respect to each such series, to fix, without further stockholder approval, the designation, powers, preferences and relative, participating, option or other special rights, including voting powers and rights, and the qualifications, limitations or restrictions thereof, of each series of preferred stock pursuant to Section 151 of the DGCL. Our board of directors could authorize the issuance of preferred stock with terms and conditions that could discourage a takeover or other transaction that some holders of our common stock might believe to be in their best interests or in which holders of common stock might receive a premium for their shares over and above market price. We have no current plan to issue any shares of preferred stock.

Composition of our Board of Directors

Upon the closing of this offering, it is anticipated that we will have 11 directors. The Stockholders’ Agreement will provide that, except as otherwise required by applicable law, from the date (a) immediately prior to the 50% Trigger Date, the Designated Controlling Stockholder shall set the size of the board of directors at 11 directors; (b) on which we are no longer a controlled company under the applicable rules of the NYSE but prior to the 35% Trigger Date, Keane Investor shall have the right to designate a number of individuals who satisfy the Director Requirements equal to one director fewer than 50% of our board of directors at any time and shall cause its directors appointed to our board of directors to vote in favor of maintaining an 11-person board of directors unless the management board of Keane Investor otherwise agrees by the affirmative vote of 80% of the management board of Keane Investor; (c) on which a Holder has beneficial ownership of at least 20% but less than a 35% of our then-outstanding common stock, the Holder will have the right to designate a number of individuals who satisfy the Director Requirements equal to the greater of three or 25% of the size of our board of directors at any time (rounded up to the next whole number); (d) on which a Holder has beneficial ownership of at least 15% but less than 20% of our then-outstanding common stock, the Holder will have the right to designate the greater of two or 15% of the size of our board of directors at any time (rounded up to the next whole number); and (e) on which a Holder has beneficial ownership of at least 10% but less than 15% of our then-outstanding common stock, it will have the right to designate one individual who satisfies the Director Requirements.

Pursuant to the Keane Investor LLC Agreement and the Stockholders’ Agreement, prior to the 50% Trigger Date, a majority vote of the management board of Keane Investor is required to designate directors to our board of directors, and the designated directors consist of six designees of Cerberus (if Cerberus so requests), one individual designated by Trican (if Trican so requests) and the Chief Executive Officer of Keane. From the date on which we are no longer a controlled company under the applicable rules of the NYSE but prior to the 35% Trigger Date, a majority vote of the management board of Keane Investor is required to designate nominees to be included and the slate for election to our board of directors if the designated nominees consist of four nominees of Cerberus (if Cerberus so requests) and one nominee of Trican (if Trican so requests). The nominees shall include persons that are “independent” for purposes of the Listed Company Rules of the NYSE if required to comply with such rules.

Our certificate of incorporation provides that our board of directors will consist of not less than seven directors and not more than 15 directors, and that the exact number of directors will be determined by a resolution of our board of directors. Our certificate of incorporation also provides that, prior to the 50% Trigger Date, the Designated Controlling Stockholder may increase or decrease the authorized number of directors on our board of directors. Following the 50% Trigger Date, the authorized number of directors may be increased or decreased only with the approval of at least two-thirds of all of the outstanding shares of our capital stock entitled to vote.

Each of Cerberus, Trican and a representative of a majority of the shares of common stock held by the Keane Parties, shall be entitled to, at its option, designate up to two individuals in the capacity of Observers to our Board of Directors. The appointment and removal of any Observer shall be by written notice to the Board of Directors. An Observer may attend any meeting of the board of directors, provided that no Observer shall have the right to vote or otherwise participate in the board of directors meeting in any way other than to observe any applicable meeting of the board of directors. Our board of directors or any committee thereof shall have the right to exclude an Observer from any meeting or portion thereof in the sole discretion of a majority of the members in attendance at such meeting. If the Keane Parties, directly or indirectly, cease to beneficially own at least 50% of our common stock beneficially owned by the Keane Parties at the time of this offering, the Keane Parties shall no longer have any right to appoint Observers and shall cause any appointed Observers to immediately resign. If Trican, directly or indirectly, ceases to beneficially own at least 25% of our common stock beneficially owned by Trican at the time of this offering, Trican shall no longer have any right to appoint Observers and shall cause such appointed observers to immediately resign.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law and of our certificate of incorporation and bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals, other than proposals made by or at the direction of our board of directors or, prior to the 35% Trigger Date, by the Designated Controlling Stockholder. Our bylaws also establish advance notice procedures with respect to the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or by a committee appointed by our board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed, and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Calling Special Stockholder Meetings

Our certificate of incorporation and bylaws provide that special meetings of our stockholders may be called only by our board of directors or by stockholders owning at least 25% in amount of our entire capital stock issued and outstanding, and entitled to vote.

Stockholder Action by Written Consent

The DGCL permits stockholder action by written consent unless otherwise provided by our certificate of incorporation. Prior to the 50% Trigger Date, the Designated Controlling Stockholder may take any action that may be taken at a meeting by written consent. On or after the 50% Trigger Date, no action may be taken by written consent in lieu of a stockholders’ meeting.

Undesignated Preferred Stock

Our board of directors is authorized to issue, without stockholder approval, preferred stock with such terms as our board of directors may determine. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the company.

Delaware Anti-Takeover Statute

We have elected not to be governed by Section 203 of the DGCL, an anti-takeover law (“Section 203”). This law prohibits a publicly held Delaware corporation from engaging under certain circumstances in a business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines “business combination” to include: any merger or consolidation involving us and the interested stockholder; any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested stockholder; in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder; or the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through us. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any such entity or person. A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. We have opted out of this provision. Accordingly, we will not be subject to any anti-takeover effects of Section 203.

Removal of Directors; Vacancies

Our certificate of incorporation provides that, following the 50% Trigger Date, directors may be removed with or without cause upon the affirmative vote of holders of at least two-thirds of the total voting power of the outstanding shares of the capital stock of the company entitled to vote in any annual election of directors or class of directors, voting together as a single class. In addition, our certificate of incorporation provides that vacancies, including those resulting from newly created directorships or removal of directors, may only be filled (i) by the Designated Controlling Stockholder or by a majority of the directors then in office, prior to the 50% Trigger Date, and (ii) after the 50% Trigger Date, by a majority of the directors then in office, in each case although less than a quorum, or by a sole remaining director. This may deter a stockholder from increasing the size of our board of directors and gaining control of the board of directors by filling the remaining vacancies with its own nominees.

Limitation on Directors’ Liability

Our certificate of incorporation and bylaws will indemnify our directors to the fullest extent permitted by the DGCL. The DGCL permits a corporation to limit or eliminate a director’s personal liability to the corporation or the holders of its capital stock for breach of duty. This limitation is generally unavailable for acts or omissions by a director which (i) were in bad faith, (ii) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or (iii) involved a financial profit or other advantage to which such director was not legally entitled. The DGCL also prohibits limitations on director liability for acts or omissions which resulted in a violation of a statute prohibiting certain dividend declarations, certain payments to stockholders after dissolution and particular types of loans. The effect of these provisions is to eliminate the rights of our company and our stockholders (through stockholders’ derivative suits on behalf of our company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under the federal securities laws of the United States.

Existing Senior Secured Debt Facilities

Under our credit agreements, a change of control may lead the lenders to exercise remedies, such as acceleration of their loans, termination of their obligations to fund additional advances and collection against the collateral securing such loan.

Choice of Forum

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders; (c) any action asserting a claim pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws; or (d) any action asserting a claim governed by the internal affairs doctrine. However, it is possible that a court could find our forum selection provision to be inapplicable or unenforceable.

Stockholders’ Agreement

Registration Rights

Upon the closing of this offering, any Holder that (i) collectively and beneficially own at least 20% of the total issued and outstanding Registrable Securities or (ii) collectively and beneficially own at least 10% of the total issued and outstanding Registrable Securities, provided they beneficially own Registrable Securities equivalent to at least 50% of the Registrable Securities beneficially owned by them as of the effective date, will have the right to require us to register their shares under the Securities Act under specified circumstances.

Demand and Form S-3 Registration Rights

Beginning 180 days after the closing of this offering, a Demand Holder, subject to specified limitations, may require that we register all or part of their shares of our common stock for sale under the Securities Act, provided that we are not required to effect more than one “marketed” underwritten offering or more than one demand registration in any consecutive 180-day period, that the number of shares of common stock requested to be registered in any underwritten offering have a value equal to at least $40,000,000, and that we are not required to effect more than five demand registrations. In addition, the Demand Holders may from time to time make demand for registrations on Form S-1, a long-form registration statement, or Form S-3, a short-form registration statement, when we are eligible to use those forms.

Piggyback Registration Rights

If we propose to register additional shares of common stock, each Holder will be entitled to notice of the registration and will be entitled to include its shares of common stock (on a pro rata and pari passu basis) in that registration with all registration expenses paid by us. Prior to the distribution by Keane Investor of all of the common stock it holds as of the completion of this offering to its equityholders, Holders other Keane Investor or a Demand Holder will not be entitled to include shares of common stock held by such Holder in a registration proposed by us unless Keane Investor or a Demand Holder also elects to participate in such registration.

Limitations and Expenses

Other than in a demand registration, with specified exceptions, the rights of the Holders to include shares in a registration are subject to the right of the underwriters to limit the number of shares included in the offering. All fees, costs and expenses of any registrations made pursuant to the Stockholders’ Agreement, including demand registrations, registrations on Form S-3 and piggyback registrations, will be paid by us, and all selling expenses, including underwriting discounts and commissions, will be paid by us, provided that a Demand Holder shall be responsible for our out-of-pocket registration expenses in the case of a withdrawal of a demand registration by such party (subject to certain exceptions).

Listing

We have been approved to list our common stock on the NYSE under the symbol “FRAC.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our capital stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

After giving effect to the IPO-Related Transactions, upon the closing of this offering, 103,128,019 shares of common stock will be outstanding, assuming the number of shares sold in this offering is the number of shares set forth on the cover of this prospectus. All of the shares sold in this offering will be freely tradable. Shares held by our affiliates, as that term is defined in Rule 144, including shares held by Keane Investor, may only be sold in compliance with the limitations described below.

The remaining shares of our common stock outstanding after this offering are restricted securities, as such term is defined in Rule 144, or are subject to lock-up agreements with the underwriters of this offering, as described below. Following the expiration of the lock-up period pursuant to any such lock-up agreements, restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 (as defined herein) promulgated under the Securities Act, described in greater detail below.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock outstanding at the time of such sale, which will equal 1,031,280 shares as of the closing of this offering (assuming that the underwriters’ over-allotment option to purchase additional shares from the selling stockholder is not exercised); or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information, and notice provisions of Rule 144.

Notwithstanding the availability of Rule 144, the holders of all of our restricted shares will have entered into lock-up agreements as described under “Underwriting,” and their restricted shares will become eligible for sale only following expiration of the restrictions set forth in those agreements.

Rule 701

Rule 701 under the Securities Act (“Rule 701”), as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our executive officers or directors who acquired shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the effective date of this registration statement before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting,” and will become eligible for sale only following expiration of those agreements.

Lock-Up Agreements

We and our officers, directors and holders of substantially all of our common stock on the date of this prospectus will have entered into lock-up agreements with the underwriters providing, subject to certain exceptions, that we and they will not, subject to certain exceptions, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus unless extended pursuant to its terms. Pursuant to this agreement, among other exceptions and subject to certain restrictions, we may enter into an agreement providing for the issuance of our common stock in connection with the acquisition, merger or joint venture with another publicly traded entity during the 180-day restricted period after the date of this prospectus. For a more complete description of the lock-up restrictions and specified exceptions, see “Underwriting.”

Transfer Restrictions under the Keane Investor LLC Agreement

The Keane Investor LLC Agreement provides that following the 35% Trigger Date, the management board of Keane Investor may cause the distribution of our common stock held by Keane Investor to the members of Keane Investor. If any equityholder of Keane Investor does not wish to participate in a private block sale or resale by Keane Investor (a “Sell-Down”) of our common stock (the “Sell-Down Stock”), Keane Investor shall, subject to compliance with securities laws, distribute to such equityholder such equityholder’s pro rata share of our common stock that would have otherwise been sold in such Sell-Down (the “Distributed Stock”); provided that the Distributed Stock shall be subject to the same restrictions on transfer, market stand-off and lock-up provisions to which the Sell-Down Stock is subject in the Stockholders’ Agreement (the “Transaction Transfer Restrictions”). Subject to compliance with applicable securities laws, the Distributed Stock may be sold or otherwise disposed of by the holder thereof so long as no Transaction Transfer Restriction period is in effect. Keane Investor shall provide notice to such holder or its representatives of its intention to effect a Sell-Down not more than 30 calendar days prior to the intended date for the completion of such Sell-Down, in which event the holder of the Distributed Stock shall have the right to participate in such Sell-Down with Keane Investor pro rata based on such holder’s beneficial ownership of our common stock, or, if not participating in such Sell-Down, shall not sell or otherwise dispose of the Distributed Stock (or other of our common stock beneficially owned by such holder) during such 30 calendar day period or such longer transfer, market stand-off or lock-up provision that Keane Investor or its members shall become subject to in connection with such Sell-Down.

Registration Rights

Upon the closing of this offering, Keane Investor, which will hold an aggregate of 80,730,004 shares of our common stock (assuming that the underwriters’ over-allotment option to purchase additional shares from the selling stockholder is not exercised), will have the right to require us to register the shares of our common stock held by Keane Investor under the Securities Act under specified circumstances. After registration and sale pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. We will bear the expenses incurred in connection with the filing of any such registration statements. Please see “Certain Relationships and Related Party Transactions—Stockholders’ Agreement” for additional information regarding these registration rights.

Incentive Plans

As soon as practicable after the closing of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock issued or reserved for issuance under our Incentive Plan. The Form S-8 registration statement will become effective immediately upon filing, and shares covered by that registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above, and Rule 144 limitations applicable to affiliates. For a more complete discussion of our equity compensation plans, see “Executive Compensation—Incentive Plans.”

DESCRIPTION OF INDEBTEDNESS

The following is a summary of the material provisions of the instruments and agreements evidencing the material indebtedness of Keane and certain of its subsidiaries. It does not include all of the provisions of our material indebtedness, does not purport to be complete and is qualified in its entirety by reference to the instruments and agreements described.

Existing ABL Facility

On March 16, 2016, KGH Intermediate Holdco I, LLC, KGH Intermediate Holdco II, LLC, Keane Frac, LP, KS Drilling, LLC, Keane Frac ND, LLC and Keane Frac TX, LLC (collectively, the “ABL Borrowers”) entered into an amendment which modified their existing revolving credit and security agreement (as amended through the date hereof, the “Existing ABL Facility”) with certain financial institutions (collectively, the “ABL Lenders”) and PNC Bank, National Association, as agent for the ABL Lenders.

Structure.    The Existing ABL Facility provides for a $100 million revolving credit facility (with a $20 million subfacility for letters of credit), subject to a borrowing base (described below).

Maturity.    The Existing ABL Facility matures on January 8, 2019.

Borrowing Base.    The amount of loans and letters of credit available under the Existing ABL Facility is limited to the lesser of the aggregate commitments under the Existing ABL Facility or an amount determined pursuant to a customary borrowing base.

Interest.    Amounts outstanding under the Existing ABL Facility bear interest at a rate per annum equal to, at our option, (a) the base rate, plus an applicable margin equal to (i) 2.25% or (ii) if the borrowers maintain a fixed charge coverage ratio of 1.00 to 1.00 for 4 consecutive fiscal quarters, 1.25% or (b) the LIBOR rate, plus an applicable margin equal to (i) 4.00% or (ii) if the borrowers maintain a fixed charge coverage ratio of 1.00 to 1.00 for 4 consecutive fiscal quarters, 3.00%. Following an event of default, the Existing ABL Facility bears interest at the rate otherwise applicable to such loans at such time plus an additional 2.00% per annum during the continuance of such event of default, and the letter of credit fees increase by 2.00%.

Guarantees.    Subject to certain exceptions as set forth in the definitive documentation for the Existing ABL Facility, the amounts outstanding under the Existing ABL Facility are guaranteed by KGH Intermediate Holdco I, Keane Frac GP, LLC and each of our existing and future direct and indirect wholly-owned domestic subsidiaries that are not ABL Borrowers (collectively, the “ABL Guarantors”).

Security.    Subject to certain exceptions as set forth in the definitive documentation for the Existing ABL Facility, the obligations under the Existing ABL Facility are secured by a first-priority security interest in and lien on substantially all of the accounts receivable; inventory; ABL Equipment; chattel paper, instruments and documents related to accounts, receivables, inventory, equipment securing the Existing ABL Facility (the “ABL Equipment”); lender-provided hedges; cash; deposit accounts and cash and cash equivalents credited thereto; payment intangibles, general intangibles, commercial tort claims and books and records related to any of the foregoing; rights to business interruption insurance; and supporting obligations of the company and its subsidiaries that are ABL Borrowers or ABL Guarantors under the Existing ABL Facility (collectively, the “Existing ABL Facility Priority Collateral”).

Fees.    Certain customary fees are payable to the lenders and the agents under the Existing ABL Facility.

Affirmative and Negative Covenants.    The Existing ABL Facility contains various affirmative and negative covenants (in each case, subject to customary exceptions as set forth in the definitive documentation for the Existing ABL Facility).

Financial Covenants.    The Existing ABL Facility provides that if at any time during any fiscal quarter liquidity is less than or equal to the greater of (x) $12,500,000 and (y) an amount equal to the lesser of (i) 20% of the borrowing base and (ii) $20,000,000, the company and its subsidiaries must maintain a fixed charge coverage ratio of not less than 1.0:1.0 for the four fiscal-quarter period ending as of the last day of such fiscal quarter. This covenant will remain in effect until the 30th consecutive day that such liquidity trigger no longer exists.

Events of Default.    The Existing ABL Facility contains customary events of default (subject to exceptions, thresholds and grace periods as set forth in the definitive documentation for the Existing ABL Facility).

Existing Term Loan Facility

On March 16, 2016, KGH Intermediate Holdco I, LLC, KGH Intermediate Holdco II, LLC and Keane Frac, LP (collectively, the “Term Loan Borrowers”), entered into a credit agreement (as amended through the date hereof, the “Existing Term Loan Facility”) with certain financial institutions (collectively, the “Term Lenders”) and CLMG Corp., as administrative agent for the Term Lenders.

Structure.    The Existing Term Loan Facility initially provided for a $100 million term loan (the “Term Loan”). As of September 30, 2016, $99 million of term loans remained outstanding under the Existing Term Loan Facility.

Maturity.    The earlier to occur of (a) March 16, 2021 and (b) to the extent the obligations under the NPA mature on or prior to March 16, 2021, the date that is 91 days prior to the earlier of (i) March 16, 2021 and (ii) the date of the maturity of the obligations under the NPA.

Amortization.    The Term Loan amortizes in quarterly installments equal to $625,000, which commenced on June 30, 2016.

Interest.    The Term Loan bears interest, at our option, at a rate per annum equal to either (a) the base rate plus 6.00% or (b) LIBOR (subject to a 1.50% floor for any portion of the Term Loan subject to an interest period of three or six months) plus 7.00%. Any overdue principal amount in respect of the Term Loan shall bear interest at the rate otherwise applicable to the Term Loan at such time plus an additional 2.00%.

Prepayments.    The Term Loan is required to be prepaid with (a) 100% of the net cash proceeds of certain capital contributions, issuances of equity interests, asset sales, casualty events and other dispositions, subject to certain exceptions and reinvestment rights; (b) 100% of the net cash proceeds of debt incurrences (other than debt incurrences permitted under the Existing Term Loan Facility); and (c) 100% (subject to a step-down to 50% when the principal amount of the Term Loan is equal to or less than $50,000,000) of excess cash flow minus certain voluntary prepayments of the Term Loan

Guarantees.    Subject to certain exceptions as set forth in the definitive documentation for the Existing Term Loan Facility, the amounts outstanding under the Existing Term Loan Facility are guaranteed by Keane Frac GP, LLC, KS Drilling, LLC, Keane Frac ND, LLC, Keane Frac TX, LLC and each of our existing and future direct and indirect wholly-owned domestic subsidiaries that are not Term Loan Borrowers (collectively, the “Term Loan Guarantors”).

Security.    Subject to certain exceptions as set forth in the documentation for the Existing Term Loan Facility, the obligations under the Existing Term Loan Facility are secured by a first-priority security interest in and lien on substantially all of the assets of the Term Loan Borrowers and the Term Loan Guarantors to the extent not constituting Existing ABL Facility Priority Collateral and a second-priority security interest in and lien on substantially all of the assets of the Term Loan Borrowers and the Term Loan Guarantors constituting Existing ABL Facility Priority Collateral.

Affirmative and Negative Covenants.    The Existing Term Loan Facility contains various affirmative and negative covenants (including a financial covenant) (in each case, subject to customary exceptions as set forth in the definitive documentation for the Existing Term Loan Facility).

Events of Default.    The Existing Term Loan Facility contains customary events of default (subject to exceptions, thresholds and grace periods as set forth in the definitive documentation for the Existing Term Loan Facility).

Note Purchase Agreement

On March 16, 2016, KGH Intermediate Holdco II, LLC (the “Issuer”), entered into an amendment which modified its existing note purchase agreement (as amended through the date hereof, the “NPA”) with certain financial institutions (collectively, the “Purchasers”) and U.S. Bank National Association, as agent for the Purchasers.

Structure.    The NPA initially provided for $200 million of secured notes (which included a $50 million subfacility for delayed draw notes) (the “Notes”). As of September 30, 2016, $190 million of notes were outstanding under the NPA.

Maturity.    The Notes mature on August 8, 2019.

Amortization.    The Notes amortize in quarterly installments equal to $1,250,000, which commenced on December 31, 2014.

Interest.    The Notes bear interest at a rate per annum equal to 12.00%. Any overdue principal amount in respect of the Notes shall bear interest at the rate otherwise applicable to the Notes at such time plus an additional 2.00%.

Prepayment.    The NPA is required to be prepaid with: (a) 100% of the net cash proceeds of certain asset sales, casualty events and other dispositions in excess of an aggregate amount of $1,000,000 in any fiscal year, subject to certain exceptions and reinvestment rights; (b) 100% of the net cash proceeds of debt incurrences (other than debt incurrences permitted under the NPA); and (c) 50% of excess cash flow minus certain optional prepayments on and after the date the Existing Term Loan Facility has been paid in full.

Guarantees.    Subject to certain exceptions as set forth in the definitive documentation for the NPA, the amounts outstanding under the NPA are guaranteed by KGH Intermediate Holdco I, LLC, Keane Frac LP, Keane Frac GP, LLC, KS Drilling, LLC, Keane Frac ND, LLC and Keane Frac TX, LLC and each of our existing and future direct and indirect wholly-owned domestic subsidiaries (collectively, the “Notes Guarantors”).

Security.    Subject to certain exceptions as set forth in the documentation for the NPA, the obligations under the NPA are secured by a second-priority security interest in and lien on substantially all of the assets of the Issuer and the Notes Guarantors to the extent not constituting Existing ABL Facility Priority Collateral and a third-priority security interest in and lien on substantially all of the assets of the Issuer and the Notes Guarantors constituting Existing ABL Facility Priority Collateral.

Affirmative and Negative Covenants.    The NPA contains various affirmative and negative covenants (including a financial covenant) (in each case, subject to customary exceptions as set forth in the definitive documentation for the NPA).

Events of Default.    The NPA contains customary events of default (subject to exceptions, thresholds and grace periods as set forth in the definitive documentation for the NPA).

Anticipated Refinancing Facilities

We have had preliminary discussions with potential lenders, financial intermediaries and advisors and following the consummation of this offering, subject to market conditions, we intend to enter into new financing facilities, consisting of a new asset-based revolving facility and a new term loan facility. The Anticipated Refinancing Transactions are expected to extend the weighted average maturity of our indebtedness and provide us with more flexibility to pursue various transactions than we have under the restrictive covenants in our existing indebtedness. The principal amount, applicable interest rate and other terms of the New Credit Facilities are not expected to be definitively determined until after the closing date of this offering and shortly before the closing date of the New Credit Facilities and may be adversely affected by economic, market, geopolitical and other conditions, most of which are beyond our control. There can be no assurance that we will be able to complete the Anticipated Refinancing Transactions on terms favorable to us, at all. If we enter into the New Credit Facilities, we intend to use the proceeds thereof to repay all amounts outstanding under, and to terminate, the Existing ABL Facility and our Notes under the NPA. This offering is not contingent upon our entering into the New Credit Facilities, and there can be no assurance that we will enter into the New Credit Facilities and terminate the Existing ABL Facility and NPA following the consummation of this offering, or at all, and we may elect not to proceed with the Anticipated Refinancing. See “Risk Factors—Risks Relating to Our Indebtedness—We may be unable to complete the Anticipated Refinancing Transactions, or we may decide not to pursue the Anticipated Refinancing Transactions.

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences to a non-U.S. holder (as defined herein) of the purchase, ownership and disposition of our common stock as of the date hereof. This summary deals only with common stock that is held as a capital asset.

Except as modified for estate tax purposes (as discussed below), a “non-U.S. holder” means a beneficial owner of our common stock that, for United States federal income tax purposes, is an individual, corporation, estate or trust that is not any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not address the effects of any other United States federal tax laws (including gift tax or the Medicare tax on certain investment income) and does not deal with foreign, state, local or other tax considerations that may be relevant to holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income or estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If an entity treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership considering an investment in our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Subject to the discussion of backup withholding and FATCA (as defined herein) below, dividends paid to a non-U.S. holder of our common stock generally will be subject to United States federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States are generally not subject to the United States federal withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in generally the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, on its effectively connected earnings and profits, subject to adjustments.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable Internal Revenue Service Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Subject to the discussion of backup withholding and FATCA below, any gain realized on the sale, exchange or other taxable disposition of our common stock generally will not be subject to United States federal income or withholding tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

A non-U.S. holder described in the first bullet point immediately above will be subject to United States federal income tax on the net gain derived from the disposition on a net income basis in generally the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it may also be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.

Unless an applicable income tax treaty provides otherwise, an individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% United States federal income tax on the gain derived from the disposition, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes. However, even if we become a “United States real property holding corporation,” if our common stock is considered to be regularly traded on an established securities market for United States federal income tax purposes, only a non-U.S. holder who, actually or constructively, holds or held (at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to United States federal income tax on any gain derived from the disposition of our common stock.

Federal Estate Tax

Common stock held (or deemed held) at the time of death by an individual non-U.S. holder who is neither a citizen or resident of the United States (as specifically defined for United States estate tax purposes) will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder, or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a disposition of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder, or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on our common stock and, for a disposition of our common stock occurring after December 31, 2018, the gross proceeds from such disposition, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code), whether such foreign financial institution is the beneficial owner or an intermediary, which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code), whether such non-financial foreign entity is the beneficial owner or an intermediary, which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisor regarding these requirements and whether they may be relevant to your purchase, ownership and disposition of our common stock.

UNDERWRITING

The company, the selling stockholder and Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC, as representatives for the underwriters named below, have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

Underwriters	Number of Shares
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
Piper Jaffray & Co.
Houlihan Lokey Capital, Inc.
Guggenheim Securities, LLC
Scotia Capital (USA) Inc.
Stephens Inc.

Total	22,300,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the over-allotment option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the selling stockholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional 3,345,000 common shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional common shares approximately proportionate to that underwriter’s initial purchase commitment in such shares. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase 3,345,000 shares from the selling stockholder.

Paid by the Company	No Exercise	Full Exercise
Per Share Sold by the Company	$		—
Per Share Sold by the Selling Stockholder	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and its officers, directors, the selling stockholder and holders of substantially all of the company’s common stock have agreed with the underwriters, subject to certain exceptions (such as an exercise of the underwriters’ over-allotment option to purchase additional shares of our common stock from the selling stockholder), not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of the representatives. Pursuant to this agreement, among other exceptions and subject to certain restrictions, we may enter into an agreement providing for the issuance of our common stock in connection with the acquisition, merger or joint venture with another publicly traded entity during the 180 day restricted period after the date of this prospectus. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have been approved to list our common stock on the NYSE under the symbol “FRAC.” In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more of shares to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ over-allotment option described above may be exercised. The underwriters may cover any covered short position by either exercising their over-allotment option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the over-allotment option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the over-allotment option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent (5%) of the total number of shares offered.

The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $6,000,000. The company has agreed to reimburse the underwriters for certain expenses, including the reasonable fees and disbursements of counsel for the underwriters in connection with any required review of the terms of the offering by the Financial Industry Regulatory Authority in an amount not to exceed $25,000.

The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the company and to persons and entities with relationships with the company, for which they received or will receive customary fees and expenses. Affiliates of certain of the underwriters may act as lenders and/or agents under the facilities contemplated by the Anticipated Refinancing Transactions and may receive customary fees and expenses in connection therewith. In addition, affiliates of certain of the underwriters hold a position in our debt securities. Affiliates of the underwriters who are holders of the Notes may receive a portion of the net proceeds from this offering. See “Use of Proceeds.” Houlihan Lokey Capital, Inc. is acting as our financial advisor in connection with the offering. We expect to pay Houlihan Lokey Capital, Inc., upon the successful completion of this offering, a fee of $2 million for these services, which fee shall be reduced by the amount of any underwriting discount paid to Houlihan Lokey Capital, Inc. in connection with this offering. We have also agreed to reimburse Houlihan Lokey Capital, Inc. for certain expenses incurred in connection with its engagement in an amount not to exceed $75,000.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the company. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Notice to Prospective Investors in Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “FSMA”), received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA would not apply to the company; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong),

and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in Dubai

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS

Schulte Roth & Zabel LLP, New York, New York, will pass upon the validity of the common stock offered hereby. Cahill Gordon & Reindel LLP, New York, New York, is counsel for the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Keane Group Holdings, LLC as of December 31, 2015 and December 31, 2014, and for the years then ended, the balance sheet for Keane Group, Inc. as of October 31, 2016, and the consolidated financial statements of Trican Well Service, LP as of December 31, 2015 and December 31, 2014 and for the years then ended, have been included herein in reliance on the reports of KPMG LLP (“KPMG”), an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

In connection with this offering, we requested our independent auditor, KPMG, to affirm its independence relative to the rules and regulations of the Public Company Accounting Standards Board and the SEC. During KPMG’s independence evaluation procedures, an impermissible contingent fee arrangement was identified between a KPMG member firm of KPMG International Cooperative (the “KPMG Member Firm”) and an affiliated entity controlled by our Sponsor. This engagement existed during 2015 and through October 2016. The impermissible fee arrangement was terminated promptly upon identification. The KPMG member firm referenced above does not participate in the audit engagement of Keane Group, Inc. and Keane Group Holdings, LLC and the services provided by the KPMG member firm had no effect on KPMG’s audit engagements. KPMG considered whether the matters noted above impacted its objectivity and ability to exercise impartial judgment with regard to its engagement as our auditors and have concluded that there has been no impairment of KPMG’s objectivity and ability to exercise impartial judgment on all matters encompassed within its audits. After taking into consideration the facts and circumstances of the above matter and KPMG’s determination, Keane Group Holdings, LLC’s audit committee also concluded that KPMG’s objectivity and ability to exercise impartial judgment has not been impaired.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all the information included in the registration statement and the amendments, exhibits and schedules thereto. For further information about us and the common stock being offered in this prospectus, we refer you to the registration statement and the exhibits and schedules thereto. We are not currently subject to the informational requirements of the Exchange Act. As a result of the offering of the shares of our common stock, we will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file quarterly and annual reports and other information with the SEC. The registration statement, including the exhibits and schedules thereto, such reports and other information may be read and copied at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site (http://www.sec.gov) that contains our SEC filings. Statements made in this prospectus about legal documents may not necessarily be complete, and you should read the documents which are filed as exhibits to the registration statement otherwise filed with the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Keane Group, Inc.:

We have audited the accompanying balance sheet of Keane Group, Inc. (the Company) as of October 31, 2016. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Keane Group, Inc. as of October 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Houston, Texas

November 10, 2016

KEANE GROUP, INC.

Balance Sheet

October 31, 2016

Assets
Cash	$—

Total assets	$—

Liabilities
Total liabilities	$—
Commitments and contingencies
Stockholder’s Equity
Common stock, par value $0.01 per share, 500,000,000 shares authorized, none issued and outstanding	—

Total stockholder’s equity	—

Total liabilities and stockholder’s equity	$—

See accompanying notes to the balance sheet.

KEANE GROUP, INC.

Notes to Balance Sheet

October 31, 2016

1. Organization and Operations

Keane Group, Inc. (the “Company”) is a Delaware Corporation, incorporated on October 13, 2016. Pursuant to a planned reorganization and initial public offering, the Company will become a holding corporation for Keane Group Holdings, LLC and its subsidiaries.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company’s balance sheet has been prepared in accordance with U.S. generally accepted accounting principles. Separate statements of operations, cash flows, and changes in stockholder’s equity and comprehensive income have not been presented because this entity has had no operations to date.

Underwriting Commissions and Offering Costs

Underwriting commissions and offering costs to be incurred in connection with the Company’s common share offerings will be reflected as a reduction of additional paid-in capital. Underwriting commissions and offering costs are not recorded in the Company’s consolidated balance sheet because such costs are not the Company’s liability until the Company completes a successful initial public offering.

Organizational Costs

Organizational costs are not recorded in the Company’s consolidated balance sheet because such costs are not the Company’s liability until the Company completes a successful initial public offering. Thereafter, costs incurred to organize the Company will be expensed as incurred.

3. Shareholder’s Equity

The Company is authorized to issue 500,000,000 shares of common stock with a par value $0.01 per share and 50,000,000 shares of preferred stock with a par value of $0.01 per share. Under the Company’s certificate of incorporation as in effect as of October 13, 2016, all shares of common stock are identical. The Board of Directors has the authority to issue one or more series of preferred stock without stockholder approval.

4. Subsequent Events

The Company has evaluated subsequent events through November 9, 2016 which is the date the balance sheet was available to be issued. As of this date, there were no subsequent events that required disclosure.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	September 30, 2016 (unaudited)	December 31, 2015
Assets
Current assets:
Cash and cash equivalents	$62,383	$53,422
Accounts receivable	55,453	15,640
Inventories, net	13,781	4,668
Prepaid and other current assets	11,629	1,868

Total current assets	143,246	75,598
Property and equipment, net	306,641	153,625
Goodwill	50,478	48,882
Intangible assets	45,585	45,616
Other noncurrent assets	2,409	1,074

Total assets	$548,359	$324,795

Liabilities and Members’ Equity
Liabilities
Current liabilities:
Accounts payable	$27,784	$12,562
Accrued expenses	32,928	14,024
Current maturities of capital lease obligations	2,655	1,742
Current maturities of long-term debt	842	2,918
Other current liabilities	4,407	1,100

Total current liabilities	68,616	32,346

Capital lease obligations, less current maturities	6,216	6,365
Long-term debt, less current maturities	268,771	181,975
Long term debt—related party	—	22,174
Other noncurrent liabilities	4,615	1,775

Total noncurrent liabilities	279,602	212,289

Total liabilities	348,218	244,635
Commitments and Contingencies (Note 14)
Members’ equity
Members’ equity	453,651	$186,510
Retained earnings (deficit)	(250,239)	(101,684)
Accumulated other comprehensive (loss)	(3,271)	(4,666)

Total members’ equity	200,141	80,160

Total liabilities and members’ equity	$548,359	$324,795

See accompanying notes to condensed consolidated financial statements.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Condensed Consolidated Statements of Operations and Comprehensive (Loss)

(Amounts in thousands)

(unaudited)

	Nine Months ended September 30,
	2016	2015
Revenue	$269,537	$312,175
Operating costs and expenses:
Cost of services (excluding depreciation of $67,422 and $49,112, respectively, included in depreciation and amortization presented below)	273,364	256,251
Depreciation and amortization	71,947	53,085
Selling, general and administrative expenses	44,910	18,897
Impairment	—	3,914

Total operating costs and expenses	390,221	332,147

Operating (loss)	(120,684)	(19,972)

Other income:
Other income (expense), net	537	(1,280)
Interest expense	(28,408)	(17,658)

Total other expenses	(27,871)	(18,938)

Net (loss)	(148,555)	(38,910)
Other comprehensive (loss):
Foreign currency translation adjustments	57	(688)
Hedging activities	1,338	(2,043)

Total comprehensive (loss)	$(147,160)	$(41,641)

See accompanying notes to condensed consolidated financial statements.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statements of Members’ Equity

Nine Months Ended September 30, 2016

(Amounts in thousands)

(unaudited)

	Members’ equity	Retained earnings (deficit)	Accumulated other comprehensive loss	Total
Balance as of December 31, 2015	$186,510	$(101,684)	$(4,666)	$80,160
Contribution of equity	222,646			222,646
Issuance of Class A and Class C Units	42,669			42,669
Unit awards amortization	1,826			1,826
Other comprehensive income (loss)			1,395	1,395
Net income (loss)		(148,555)		(148,555)

Balance as of September 30, 2016	$453,651	$(250,239)	$(3,271)	$200,141

See accompanying notes to condensed consolidated financial statements.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(Amounts in thousands)

(unaudited)

	Nine Months Ended September 30,
	2016	2015
Cash flows from operating activities:
Net (loss)	$(148,555)	$(38,910)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	71,947	53,085
Amortization of deferred financing fees	2,779	1,608
Loss on impairment of assets	—	3,914
(Gain) on sales of assets	(251)	(372)
Unrealized loss on de-designation of a derivative	3,038	—
Accrued interest on loan—related party	471	1,617
Unit-based compensation	1,826	101
Decrease (increase) in accounts receivable	(2,412)	23,111
Decrease (increase) in inventories	10,910	11,490
Decrease (increase) in prepaid and other current assets	(3,003)	(630)
Decrease (increase) in other assets	371	939
Increase (decrease) in accounts payable	622	(4,699)
Increase (decrease) in accrued expenses	9,690	(5,762)
Increase (decrease) in other liabilities	2,248	(687)

Net cash (used in) provided by operating activities	(50,319)	44,805

Cash flows from investing activities:
Acquisition of business	(203,900)	—
Purchase of property and equipment	(15,604)	(25,524)
Advances of deposit on equipment	(95)	—
Implementation of ERP software	(309)	(66)
Proceeds from sale of assets	700	1,219
Payments for leasehold improvements	—	(46)
Payments received (advances) on note receivable	1	(12)

Net cash used in investing activities	(219,207)	(24,429)

Cash flows from financing activities:
Proceeds from the Term Loan	100,000	—
Payments on the Notes and the Term Loan	(5,000)	(3,750)
Payments on capital leases	(2,049)	(1,238)
Payment of debt issuance costs	(14,646)	(827)
Payments on contingent consideration liability	—	(2,500)
Contributions from members	200,000	—
Distributions	—	(222)

Net cash (used in) provided by financing activities	278,305	(8,537)

Noncash effect of foreign translation adjustments	182	1,045

Net increase in cash and cash equivalents	8,961	12,884
Cash and cash equivalents, beginning	53,422	52,207

Cash and cash equivalents, ending	$62,383	$65,091

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest expense, net	$22,857	$14,370
Income taxes	—	220
Non-cash investing and financing activities:
Non-cash purchases of property and equipment	1,965	21
Non-cash forgiveness of related party loan	22,646	—
Non-cash issuance of Class A and C Units	42,669	—
Non-cash reduction in capital lease obligations	328	—

See accompanying notes to condensed consolidated financial statements.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

Nine Months Ended September 30, 2016 and 2015

(1) Basis of Presentation and Nature of Operations

(a) Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of Keane Group Holdings, LLC and subsidiaries (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information relating to the Company’s organization and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s annual audited consolidated financial statements and the notes thereto included elsewhere in this registration statement. In the opinion of management, all adjustments which are of a normal recurring nature considered necessary for a fair presentation have been made in the accompanying unaudited financial statements.

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain amounts reported in the consolidated financial statements. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property and equipment and intangible assets; allowances for doubtful accounts; acquisition accounting; contingent liabilities; and the valuation of fixed assets, intangible assets, unit based incentive plan awards, derivatives and inventory.

The unaudited condensed consolidated financial statements include the accounts of Keane Group Holdings, LLC and its subsidiaries. All significant intercompany balances and transactions have been eliminated. All amounts are presented in thousands of U.S. dollars unless otherwise stated.

(b) Business Description

The Company is one of the largest pure-play providers of integrated well completion services in the U.S., with a focus on complex, technically demanding completion solutions. The Company’s primary service offerings include horizontal and vertical fracturing, wireline perforation and logging and engineered solutions, as well as other value-added service offerings. With approximately 944,250 hydraulic horsepower spread across 23 hydraulic fracturing fleets and 23 wireline trucks located in the Permian Basin, the Marcellus Shale/Utica Shale, the SCOOP/STACK Formation, the Bakken Formation and other active oil and gas basins, the Company provides industry-leading completion services with a strict focus on health, safety and environmental stewardship and cost-effective customer-centric solutions. The Company operates primarily in the most active unconventional oil and natural gas basins in the U.S., including the Permian Basin, the Marcellus Shale/Utica Shale, the SCOOP/STACK Formation, the Bakken Formation and the Eagle Ford Shale.

Through its subsidiary Keane Frac, L.P., the Company acquired Trican’s U.S. Operations and obtained access to its operating bases located in strategic oil and gas basins and operations in hydraulic fracturing, coiled tubing, cementing and other completion services. Refer to Note 2 (Acquisition) for further details.

(c) Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain amounts reported in the consolidated financial statements. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property and equipment and intangible assets; allowances for doubtful accounts; acquisition accounting; contingent liabilities; and the valuation of property and equipment, intangible assets, equity issued as a consideration in the acquisition, unit based incentive plan awards, derivatives and inventories.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

Nine Months Ended September 30, 2016 and 2015

(2) Acquisition

On March 16, 2016, the Company acquired the majority of the U.S. assets and assumed certain liabilities of Trican Well Service, L.P. (the “Trican’s U.S. Operations”), for total consideration of $248.1 million, comprised of $199.4 million in cash, $6 million in adjustments pursuant to terms of the acquisition agreement to Trican Well Service Ltd. (the “Seller”), and $42.7 million in Class A and C Units in Keane (the “Trican Transaction”). Trican’s U.S. Operations provides oilfield services to oil and natural gas exploration and production companies across multiple basins in the United States, including hydraulic fracturing and other services.

This acquisition allowed the Company to significantly strengthen its position as a leader in the completion services business across key U.S. basins, enabling it to more than triple its hydraulic fracturing horsepower, acquire access to proprietary technology, engineering capability and new service lines, including coiled tubing and cementing, and expand into additional basins in Texas and the SCOOP/STACK Formation, while deepening the Company’s existing presence in the Permian Basin, Marcellus Shale/Utica Shale and Bakken Formation.

The Company accounted for the acquisition of Trican’s U.S. Operations using the acquisition method of accounting. Assets acquired and liabilities assumed in connection with the acquisition have been recorded based on their fair values. The Company has substantially completed its valuation estimates and determined the purchase price allocation. This purchase accounting is subject to the twelve month measurement period adjustments to reflect any new information that may be obtained in the future about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date.

The following tables summarize the fair value of the consideration transferred for the acquisition of Trican’s U.S. Operations and the allocation of the purchase price to the fair values of the assets acquired and liabilities assumed at the acquisition date:

Total Purchase Consideration:
Cash consideration	$199,400
Net working capital purchase price adjustment	6,000
Class A and C Units issued	42,669

Total consideration	$248,069

Accounts receivable	$37,377
Inventories	20,006
Prepaid expenses	7,170
Property and equipment	205,546
Intangible assets	3,880

Total identifiable assets acquired	273,979
Accounts payable	(12,630)
Accrued expenses	(9,524)
Current maturities of capital lease obligations	(1,594)
Capital lease obligations, less current maturities	(2,386)
Other non-current liabilities	(1,372)

Total liabilities assumed	(27,506)
Goodwill	1,596

Total purchase price consideration	$248,069

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

Nine Months Ended September 30, 2016 and 2015

During the third quarter of 2016, the Company made a payment of $4.5 million related to the net working capital purchase price adjustment. The Company incurred $16.0 million of transaction related costs in connection with the acquisition of Trican’s U.S. Operations during the nine months ended September 30, 2016 which were included within selling, general and administrative expense in the accompanying condensed consolidated statement of operations and comprehensive loss.

The gross contractual value of acquired accounts receivable was $37.4 million on the date of acquisition.

Goodwill is calculated as the excess of the consideration transferred over the fair value of the net assets acquired. The goodwill is primarily attributable to expected synergies and the assembled workforce. The entire amount of the goodwill was allocated to the Completion Services segment for the purposes of evaluating future goodwill impairment. Intangible assets related to the acquisition of Trican’s U.S. Operations consisted of the following:

	Estimated useful life (in Years)	Fair value
Customer contracts	1.8	$3,500
Non-compete agreements	2.0	50
Fracking Fluids	4.8	330

Total intangible assets		$3,880

Weighted average life of finite-lived intangibles	2.1

For the valuation of the customer relationship intangible asset, management used the income based “with and without” method, which is a specific application of the discounted cash flow method. Under this method, the Company calculated the present value of the after-tax cash flows expected to be generated by the business with and without the customer relationships. The forecasted cash flows in the “without” scenario included the cost of reestablishment of customer relationships and were discounted at the Company’s cost of equity.

The non-compete agreements intangible asset was valued using the “lost income” approach including the probability of competing. Estimated cash flows were discounted at the weighted average cost of capital due to the low risk profile of this contract. The term of the non-compete agreement is two years from the date of signing of the purchase agreement.

As part of the acquisition of Trican’s U.S. Operations, the Company obtained the right to use certain proprietary fracking-related fluids, including MVP FracTM and TriVertTM (the “Fracking Fluids”), for its own pressure pumping services to its customers. The Fracking Fluids were valued using the “income-based relief-from-royalty” method. Under this method, revenues expected to be generated by the technology are multiplied by a selected royalty rate. The estimated after-tax royalty revenue stream is then discounted to present value using the Company’s cost of equity.

The determination of the useful lives was based upon consideration of market participant assumptions and transaction specific factors.

The Company’s condensed consolidated statement of operations and comprehensive loss include revenues of $110.1 million and gross loss of $2.1 million, respectively, from Trican’s U.S. Operations from the date of acquisition on March 16, 2016 to September 30, 2016.

The following combined unaudited pro forma information assumes the acquisition of Trican’s U.S. Operations occurred on January 1, 2015. The unaudited pro forma information presented below is for illustrative

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

Nine Months Ended September 30, 2016 and 2015

purposes only and does not reflect future events that may occur after September 30, 2016 or any operating efficiencies or inefficiencies that may result from the acquisition of Trican’s U.S. Operations. The information is not necessarily indicative of results that would have been achieved had the Company controlled Trican’s U.S. Operations during the periods presented or the results that the Company will experience going forward. Pro forma net loss for the nine months ended September 30, 2015, includes $2.8 million of non-recurring transaction expenses and $1.3 million of employee related costs. The unaudited pro forma information does not include any remaining future integration costs or transaction costs that the Company may incur related to the acquisition.

	Nine months period ended September 30,
	2016 (unaudited)	2015 (unaudited)
Revenues	$313,003	$616,699
Net income (loss)	(179,419)	(252,973)

(3) Intangible Assets

The intangible assets balance in the Company’s consolidated balance sheets represents the fair value, net of amortization, as applicable, related to the following:

	September 30, 2016
	Remaining amortization period (Years)	Gross Carrying Amounts	Accumulated Amortization	Net Carrying Amount
Customer contracts	9.0	$52,400	$(19,044)	$33,356
Non-compete agreements	9.1	1,050	(380)	670
Trademark	1.2	11,090	(630)	10,460
Software	2.2	2,201	(1,102)	1,099

Total		$66,741	$(21,156)	$45,585

There were no triggering events identified and no impairment recorded for the nine months ended September 30, 2016. During the third quarter of 2015, the Company recorded an impairment charge of $3.6 million associated with customer relationships related to the Completion Services segment in the amount of $2.4 million and trade name under the Other Services segment of $1.2 million. As part of the Company’s asset impairment analysis, it was determined that there were no future net cash flows associated with the UTFS’s customers for which the intangible asset was recognized, and the carrying amount was not recoverable. It was also determined that the fair value of the trade name based on the net present value of future cash flows was less than its net book value as of the period then ended.

Amortization expense related to the intangible assets for the nine months ended September 30, 2016 and September 30, 2015 was $4.2 million and $3.8 million, respectively.

Amortization for the intangible assets excluding trademark of $10.2 million with indefinite useful life and in process software, over the next five years, is as follows:

Remainder of 2016	$1,500
2017	5,979
2018	3,437
2019	3,395
2020	3,395
Thereafter	17,465

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

Nine Months Ended September 30, 2016 and 2015

(4) Goodwill

The changes in the carrying amount of goodwill for the nine months ended September 30, 2016 were as follows:

Goodwill as of December 31, 2015	$48,882
Acquisition of Trican’s U.S. Operations	1,596

Goodwill as of September 30, 2016	$50,478

Goodwill recognized in connection with the acquisition of Trican’s U.S. Operations was allocated to the Completion Services segment. Refer to Note 2 (Acquisition) for further details. There were no triggering events identified and no impairment recorded for the nine months ended September 30, 2016 and 2015.

(5) Inventories

Inventories consisted of the following at September 30, 2016 and December 31, 2015:

	September 30, 2016	December 31, 2015
Sand, including freight	$4,596	$2,048
Chemicals and consumables	4,264	345
Materials and supplies	4,921	2,275

	$13,781	$4,668

See Note 14 (Commitments and Contingencies) for information on the Company’s inventory-related purchase obligations.

(6) Property and Equipment

Property and equipment at September 30, 2016 and December 31, 2015 were as follows:

	September 30, 2016	December 31, 2015
Land	$5,166	$1,316
Building and leasehold improvements	30,303	12,374
Office furniture, fixtures and equipment	4,157	2,269
Machinery and equipment	487,296	300,986

	526,922	316,945
Less accumulated depreciation	(235,019)	(167,980)
Assets not placed into service	14,738	4,660

Property and equipment, net	$306,641	$153,625

The machinery and equipment balance as of September 30, 2016 and December 31, 2015 includes $10.1 million and $10.1 million of hydraulic fracturing equipment under capital lease, respectively. Accumulated depreciation for the hydraulic fracturing equipment under capital leases was $5.0 million and $3.0 million as of September 30, 2016 and December 31, 2015, respectively. In addition, machinery and equipment as of

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

Nine Months Ended September 30, 2016 and 2015

September 30, 2016 includes $2.7 million of vehicles under capital lease resulting from the acquisition of Trican’s U.S. Operations acquisition. Accumulated depreciation related to these items was $0.6 million as of September 30, 2016. Refer to Note 7 (Long-Term Debt) for further details.

There were no triggering events identified and no impairment recorded for the nine months ended September 30, 2016. During the nine months ended September 30, 2015, the Company recorded $0.3 million impairment on its drilling rig fleet, as the continued fall in commodity prices resulted in a decline in the anticipated utilization rates for the drilling rig fleet, indicating these long-lived assets may not be recoverable.

(7) Long-Term Debt

Long-term debt at September 30, 2016 and December 31, 2015 consisted of the following:

	September 30, 2016	December 31, 2015
Notes due August 8, 2019	$190,000	$193,750
Term Loan due March 16, 2021	98,750	—
Capital lease	8,871	8,107
Related Party Loan	—	22,174
Less: Unamortized debt discount and debt issuance costs	(19,137)	(8,857)

Total debt	278,484	215,174
Less: Current portion	(3,497)	(4,660)

Long-term debt, including capital leases	$274,987	$210,514

In March 2016, the related party loan with a principal amount of $20.0 million was contributed and exchanged for Class A Units in the Company, and accrued interest of $2.6 million was forgiven and cancelled. As a result, the total amount of $22.6 million was recorded as a capital contribution. See Note 15 (Related Party Transactions) for further details.

Revolver

On August 8, 2014, KGH Intermediate Holdco II, LLC (“Holdco II”) and certain of its subsidiaries entered into an Amended and Restated Revolving Credit and Security Agreement (the “ABL Facility”) with PNC Bank, National Association, as lender and administrative agent. The ABL Facility provided for a $30 million asset based revolving credit loan (the “Revolver”). Loans under the Revolver bore interest by reference, at Holdco II’s election, to the base rate or the London Interbank Offered Rate (“LIBOR”), plus an applicable margin of 0.75% on base rate loans and 2.25% on LIBOR rate loans. The Revolver matures on January 8, 2019.

On April 7, 2015, Holdco II and certain of its subsidiaries entered into the Second Amendment to Amended and Restated Revolving Credit and Security Agreement, which, among other things, increased the commitment amount under the Revolver to $50 million and increased the formula amount of the borrowing base to include the value of certain specifically identified equipment.

On March 16, 2016, in connection with the Trican Transaction, Holdco II and certain of its subsidiaries entered into the Third Amendment to Amended and Restated Revolving Credit and Security Agreement, which, among other things, increased the commitment amount of the Revolver to $100 million and increased the applicable margin to 2.25% on base rate loans and 4.00% on LIBOR rate loans, subject to reductions. A letter of

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

Nine Months Ended September 30, 2016 and 2015

credit in the amount of $2.0 million was issued against the Revolver to CIT Finance LLC (“CIT”) relating to a capital lease (see Capital Leases). There were no amounts outstanding under the Revolver as of September 30, 2016 and December 31, 2015. The Company’s Revolver availability was $33.5 million and $32.6 million as of September 30, 2016 and December 31, 2015, respectively. Holdco II is required to pay a quarterly commitment fee of 0.75 to 1.50% on the unused portion of the Revolver. Holdco II is subject to certain customary affirmative and negative covenants related to its borrowings, including maintaining a fixed charge coverage ratio of not less than 1.0 to 1.0, which is only tested following the occurrence of a covenant trigger event, i.e. when the liquidity on any day is less than or equal to the greater of (i) $12.5 million and (ii) an amount equal to the lesser of (x) 20% of the formula amount and (y) $20.0 million. The covenant trigger event is deemed to be continuing until liquidity exceeds these thresholds for thirty consecutive days. As of September 30, 2016 Holdco II did not have any covenant trigger events. Refer to Note 20 (Subsequent Events) for information about the updated Revolver availability in the subsequent quarter.

The Company incurred additional debt issuance costs of $1.7 million associated with this transaction. As of September 30, 2016, unamortized debt issuance costs on the Revolver amounted to $1.5 million and were recorded within other long-term assets. Amortization of deferred debt issuance costs associated with the Revolver was $0.4 million and $0.1 million for the nine months ended September 30, 2016 and 2015, respectively.

Refer to Note 8 (Long-Term Debt) in the Company’s annual audited financial statements for a description of the Company’s borrowing arrangements in prior periods.

Senior Secured Notes

On August 8, 2014, Holdco II and certain of its subsidiaries entered into a Note Purchase Agreement (the “NPA”) with U.S. Bank National Association (“U.S. Bank”), acting as administrative agent for the purchasers thereunder. Under the NPA, Holdco II issued senior secured notes (the “Notes”) in an aggregate principal amount of $150 million. On September 24, 2014, Holdco II issued an additional borrowing under the delayed draw Notes in the aggregate principal amount of $50 million, bringing the total outstanding principal amount to $200 million. The Notes bore interest at LIBOR plus 7.50%, subject to a 1.00% floor, and mature on August 8, 2019. Principal payments of $1.3 million plus interest are due quarterly. The Notes are secured by property and equipment and other assets and are guaranteed by KGH Intermediate Holdco I, LLC (“Holdco I”) and certain of its subsidiaries.

On March 16, 2016, in connection with the Trican Transaction, Holdco II and certain of its subsidiaries entered into the Fourth Amendment to the NPA, which, among other things, converted the variable interest rate of LIBOR plus 7.50%, subject to a 1.00% floor, to a fixed rate of 12.00%. Holdco II executed an interest rate swap that mirrors its existing interest rate swap to offset the impact of future changes in LIBOR. See Note 9 (Derivatives). The Company accounted for the amended interest rate as a debt modification and capitalized additional debt issuance costs of $4.2 million, which represented fees paid to holders of the Notes. The Company recorded amortization of debt discount and debt issuance costs associated with the Notes of $2.0 million and $1.5 million for the nine months ended September 30, 2016 and 2015, respectively.

The NPA contains various affirmative and negative covenants including a financial covenant, which requires compliance with a minimum fixed charge coverage ratio of not less than 1.00:1.00. This covenant is only tested following occurrence of a covenant trigger event, i.e. when the liquidity on any day is less than or equal to $20 million. The covenant trigger event is deemed to be continuing until liquidity exceeds $20 million for thirty consecutive days. The Company was in compliance with covenants under the NPA as of September 30, 2016.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

Nine Months Ended September 30, 2016 and 2015

The principal balance of the Notes was $190.0 million and $193.8 million as of September 30, 2016 and December 31, 2015, respectively.

Term Loan

On March 16, 2016, in connection with the Trican Transaction, Holdco II entered into a Credit Agreement (the “Term Loan Facility”) with CLMG Corp., acting as administrative agent for the purchasers thereunder. The Term Loan Facility provides for a first lien term loan (the “Term Loan”) in the principal amount of $100 million. The Term Loan bears interest by reference, at Holdco II’s election, to the base rate or LIBOR rate, plus an applicable margin of 6.00% on base rate loans and 7.00% on LIBOR rate loans, subject to a 1.50% floor. The Term Loan matures on March 16, 2021 or if the Notes mature on or prior to March 16, 2021, then the date that is 91 days prior to the earlier of (i) March 16, 2021 and (ii) the date of the maturity of the obligations under the NPA. Principal payments of $0.6 million plus interest are due quarterly. The Term Loan is secured by property and equipment and other assets, and is guaranteed by Holdco I, Keane Frac, LP, Keane Frac GP, LLC, KS Drilling, LLC and Keane Frac TX, LLC.

The Term Loan Facility contains various affirmative and negative covenants including a financial covenant which is the same as the financial covenant under the NPA. The Company was in compliance with covenants under the Term Loan Facility as of September 30, 2016.

In connection with the initial borrowings under of the Term Loan, the Company incurred $8.7 million of debt issuance costs including $2.0 million of fees paid to the administrative agent recorded as an original issue discount. The Company recorded the Term Loan on the balance sheet at its outstanding principal amount, net of the unamortized debt issuance costs and unamortized debt discount. The Company recorded amortization of debt discount and debt issuance costs associated with the Term Loan of $0.4 million for the nine months ended September 30, 2016.

Maturities of long-term debt are as follows as of September 30, 2016:

Remainder of 2016	$—
2017	7,500
2018	9,375
2019	181,250
2020	2,500
Thereafter	88,125

$288,750

Deferred Financing Costs

Costs incurred to obtain financing are capitalized and amortized using the effective interest method and netted against the carrying amount of the related borrowing. The amortization is recorded in interest expense on the condensed consolidated statements of operations and comprehensive (loss) and was $2.8 million and $1.6 million for the nine months ended September 30, 2016 and 2015, respectively.

In connection with the retrospective adoption of ASU 2015-03, as of December 31, 2015, the Company reclassified short-term deferred financings costs of $2.1 million and long-term deferred financing costs of $6.8 million from other current assets and other non-current assets, respectively to current maturities of long-term debt and to long-term debt, less current maturities, respectively.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

Nine Months Ended September 30, 2016 and 2015

In connection with the retrospective adoption of ASU 2015-15, the Company recorded $0.3 million of unamortized deferred financing costs related to the Revolver within other long-term assets, as of December 31, 2015.

Capital Leases

The Company leases certain machinery, equipment and vehicles under capital leases that expire between 2016 and 2019. The capital lease obligation for fracturing equipment obtained through a capital lease with CIT has a lease term of 60 months and interest rate of 4.73% per annum. Total interest expense incurred on this lease was $0.3 million and $0.3 million for the nine months ended September 30, 2016 and 2015, respectively. Total remaining principal balance outstanding on the CIT leases as of September 30, 2016 and December 31, 2015 was $ 6.8 million and $8.0 million, respectively. The Company leases certain machinery and equipment under a capital lease that expires in 2018. Total remaining principal balance outstanding on this lease as of September 30, 2016 and December 31, 2015 was $0.05 million and $0.07 million, respectively.

As part of the acquisition of Trican’s U.S. Operations, the Company also assumed capital leases for light weight vehicles with ARI Financial Services Inc. (“ARI”). The lease terms on the vehicles range from 36 to 60 months and interest rates range from 2.25% to 3.75%. The outstanding capital lease obligation balance was $2.1 million as of September 30, 2016. Depreciation of assets held under capital leases is included within depreciation expense.

Future annual capital lease commitments, including the interest component as of September 30, 2016 for the next five years are listed below:

Year-end December 31,
Remainder of 2016	$767
2017	2,990
2018	2,927
2019	2,850
2020	—

Subtotal	9,534
Less amount representing interest(1)	(663)

Total	$8,871

(1)	Amount necessary to reduce net minimum payments to present value calculated at the Company’s implicit rate at inception.

Related Party Loan

For additional information on the related party indebtedness, see Note 15 (Related Parties).

(8) Significant Risks and Uncertainties Including Business and Credit Concentrations

The Company operates in two reportable segments: Completion Services and Other Services, with significant concentration in the Completion Services segment. During the nine months ended September 30, 2016, revenues from sales to completion services customers represented 98% of the Company’s consolidated revenue. During the nine months ended September 30, 2015, revenues from sales to completion services customers represented 99% of the Company’s consolidated revenue and 99% of the Company’s consolidated gross profit.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

Nine Months Ended September 30, 2016 and 2015

For the nine months ended September 30, 2016, revenue from the top three customers individually represented 20%, 17% and 15% of the Company’s consolidated revenue. For the nine months ended September 30, 2015 revenue from the top four customers individually represented 36%, 19%, 18% and 15% of the Company’s consolidated revenue. Revenue is earned from each of these customers primarily within the Completion Services segment.

For the nine months ended September 30, 2016 and 2015, revenue from the Company’s Canadian operations was nil and $6.9 million, respectively. The Company began unwinding its Canadian operations in 2015. Refer to Note 18 (Liquidation of a Foreign Subsidiary) in the Company’s annual audited consolidated financial statements for a description of the Company’s unwinding of the Canadian operations.

(9) Derivatives

Holdco II uses interest-rate-related derivative instruments to manage its variability of cash flows associated with changes in interest rates on its variable-rate debt. Holdco II does not speculate using derivative instruments.

On March 16, 2016, Holdco II converted its Notes issued pursuant to the NPA from variable rate to a fixed rate debt and separately executed the Term Loan Facility with a variable interest rate. At that date, the existing interest rate swap, which had LIBOR based variable interest rate payments, subject to a 1.00% floor, no longer qualified for hedge accounting as Term Loan Facility has LIBOR based variable interest rate payments, subject to a 1.50% floor.

As a result of the hedged forecasted cash flows becoming no longer probable of occurring, the Company discontinued hedge accounting prospectively and de-designated the interest rate swap as no longer being part of a hedging relationship. The net derivative loss calculated based on the fair value of the swap on the date of the discontinuance of the hedge accounting, of $3.0 million was reclassified from AOCI to earnings due to it becoming probable that the forecasted transaction will not occur in the originally specified time period. The derivative is accounted for at fair value through earnings with unrealized gains (losses) recorded within interest expense prospectively.

Rather than terminate the existing interest rate swap, Holdco II executed an offsetting, at-market interest rate swap. Neither of the offsetting swap transactions is designated as a hedge for accounting purposes. As a result of the offsetting swap transaction, the Company is required to make quarterly cash payments totaling $2.8 million to the swap counterparty through August 2019. Of this amount, $0.4 million has been paid through September 30, 2016. The remaining $2.4 million will be paid as follows:

Year	Average Notional	Remaining Payments(1)
2017	140,156	(840)
2018	135,938	(1,022)
2019	132,188	(502)

Total		$(2,364)

(1)	The remaining payments are locked in and calculated by taking the difference between the original swap which pays a fixed rate of 2.061% and the offsetting swap which receives a fixed rate of 1.47% multiplied by the notional.

In conjunction with the Term Loan Facility, Holdco II executed a new interest rate swap effective March 31, 2016 through May 9, 2019 which was designated as a cash flow hedge. Under the terms of the interest rate swap,

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

Nine Months Ended September 30, 2016 and 2015

Holdco II receives LIBOR based variable interest rate payments, subject to a 1.50% floor, and makes payments based on a fixed rate of 1.868%, thereby effectively creating the equivalent of fixed-rate debt for the notional amount hedged of the Term Loan Facility. As of September 30, 2016, the notional amount of the interest rate swap is $98.8 million, decreasing quarterly to match the outstanding balance of the Term Loan Facility.

The Company reports the fair value of derivative instruments on the condensed consolidated balance sheets in other current assets, other noncurrent assets, other current liabilities, and other noncurrent liabilities. The Company determines the current and noncurrent classification based on when the transaction settlement is scheduled to occur. The Company nets the fair value of derivative instruments by counterparty in the accompanying consolidated balance sheets where the right to offset exists.

The following tables present the fair value of the Company’s derivative instruments on a gross and net basis as of the periods shown below:

	Derivatives designated as hedging instruments	Derivatives not designated as hedging instruments	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Balance Sheet(1)	Net Amounts Presented in the Balance Sheet(2)
As of September 30, 2016:
Other current asset	$—	$538	$538	$(538)	$—
Other noncurrent asset	—	327	327	(327)	—
Other current liability	(350)	(1,368)	(1,718)	538	(1,180)
Other noncurrent liability	(352)	(1,797)	(2,149)	327	(1,822)

As of December 31, 2015:
Other current asset	$—	$—	$—	$—	$—
Other noncurrent asset	—	—	—	—	—
Other current liability	(1,100)	—	(1,100)	—	(1,100)
Other noncurrent liability	(941)	—	(941)	—	(941)

(1)	With all of the Company’s financial trading counterparties, agreements are in place that allow for the financial right of offset for derivative assets and derivative liabilities at settlement or in the event of a default under the agreements.
(2)	There are no amounts subject to an enforceable master netting arrangement which are not netted in these amounts. There are no amounts of related financial collateral received or pledged.

The following table presents gains and losses for the Company’s interest rate derivatives designated as cash flow hedges.

	Nine Months Ended September 30,
	2016	2015	Location
Amount of gain (loss) recognized in AOCI on derivative(effective portion)	$(2,211)	$(3,228)	AOCI
Amount of gain (loss) reclassified from AOCI into income (effective portion)	(511)	(1,184)	Interest Expense
Amount of Gain (Loss) reclassified from accumulated other comprehensive income (loss) into income as a result of originally forecasted transaction becoming probable of not occurring	(3,038)	—	Interest Expense
Amount of gain (loss) recognized in income on derivative (ineffective portion)	—		Interest Expense

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

Nine Months Ended September 30, 2016 and 2015

The gain (loss) recognized in other comprehensive income for the derivative instrument is presented within the hedging activities line item in the condensed consolidated statements of operations and comprehensive loss.

There were no gains or losses recognized in income as a result of excluding amounts from the assessment of hedge effectiveness. Based on recorded values at September 30, 2016, $0.4 million of net losses will be reclassified from accumulated other comprehensive income into earnings within the next 12 months.

The following table presents gains and losses for the Company’s interest rate derivatives not designated in a hedge relationship under Accounting Standards Codification (“ASC”) 815:

		Nine Months Ended September 30,
Description	Location	2016		2015
Gains/(Loss) on Interest Contracts	Interest expense	$246	(1)	$—

(1)	Total gains and losses recorded in interest expense for the nine month ended September 30, 2016 related to derivatives was a net loss of $3.3 million. This is made up of a $3.0 million loss recognized as a result of reclassifying amounts from AOCI to income as a result of the originally forecasted transaction becoming probable of not occurring, a $0.5 million loss reclassified out of AOCI income pursuant to hedge accounting, and a partially offsetting $0.2 million gain related to gains and losses from derivatives not under hedge accounting subsequent to the hedge accounting de-designation that occurred on March 16, 2016.

See Note 10 (Fair Value Measurements and Financial Instruments) for further information related to the Company’s derivative instruments.

(10) Fair Value Measurements and Financial Instruments

The Company discloses the fair values of its assets and liabilities according to the quality of valuation inputs under the following hierarchy:

•	Level 1 Inputs: Quoted prices (unadjusted) in an active market for identical assets or liabilities.

•	Level 2 Inputs: Inputs other than quoted prices that are directly or indirectly observable.

•	Level 3 Inputs: Unobservable inputs that are significant to the fair value of assets or liabilities.

The classification of an asset or liability is based on the lowest level of input significant to its fair value. Those that are initially classified as Level 3 are subsequently reported as Level 2 when the fair value derived from unobservable inputs is inconsequential to the overall fair value, or if corroborated market data becomes available. Assets and liabilities that are initially reported as Level 2 are subsequently reported as Level 3 if corroborated market data is no longer available. Transfers occur at the end of the reporting period. There were no transfers into or out of Levels 1, 2 and 3 during the nine months ended September 30, 2016 and 2015, respectively. The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, derivative, long-term debt, capital lease obligations and contingent liability. The carrying values of all the Company’s financial instruments included in the accompanying balance sheets approximated or equaled their fair values at September 30, 2016 and December 31, 2015.

•

The carrying values of cash and cash equivalents, accounts receivable and accounts payable (including accrued liabilities) approximated fair value at September 30, 2016 and December 31, 2015, due to their short-term nature.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

Nine Months Ended September 30, 2016 and 2015

•

The carrying value of amounts outstanding under long-term debt agreements with variable rates approximated fair value at September 30, 2016 and December 31, 2015, as the variable interest rates approximated market rates.

•

The fair market value of the derivative financial instrument reflected on the balance sheet as of September 30, 2016 and December 31, 2015 was determined using industry-standard models that consider various assumptions including current market and contractual rates for the underlying instruments, time value, implied volatilities, nonperformance risk, as well as other relevant economic measures. Substantially all of these inputs are observable in the marketplace through the full term of the instrument and can be supported by observable data.

Recurring Fair Value Measurement

The following table presents the placement in the fair value hierarchy of assets and liabilities that were measured at fair value on a recurring basis at September 30, 2016 and December 31, 2015:

		Fair value measurements at reporting date using
	September 30, 2016	Level 1	Level 2	Level 3
Assets:
Interest rate derivative	$—	$—	$—	$—
Liabilities:
Interest rate derivatives	3,002	—	3,002	—

		Fair value measurements at reporting date using
	December 31, 2015	Level 1	Level 2	Level 3
Assets:
Interest rate derivative	$—	$—	$—	$—
Liabilities:
Interest rate derivatives	2,041	—	2,041	—

Non-Recurring Fair Value Measurement

The fair values of indefinite-lived assets and long-lived assets are determined with internal cash flow models based on significant unobservable inputs. The Company measures the fair value of its property, plant and equipment using the discounted cash flow method, the fair value of its customer contracts using the multi-period excess earning method and income based “with and without” method, the fair value of its trademarks and acquired technology using the “income-based relief-from-royalty” method and non-compete agreement using the “lost income” approach. Assets acquired as a result of the acquisition of Trican’s U.S. Operations were recorded at their fair values on the date of acquisition. See Note 2(Acquisition) for further details.

Given the unobservable nature of the inputs used in the Company’s internal cash flow models, the cash flows models are deemed to use Level 3 inputs.

The Company did not record any impairment of long-lived assets in the nine months ended September 30, 2016 or 2015.

Credit Risk

The Company’s financial instruments exposed to concentrations of credit risk consist primarily of cash and cash equivalents, derivative contracts and trade receivables.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

Nine Months Ended September 30, 2016 and 2015

The Company’s cash balances on deposits with financial institutions total $62.4 million and $53.4 million as of September 30, 2016 and December 31, 2015, respectively, which exceed FDIC insured limits. The Company regularly monitors these institutions’ financial condition.

The credit risk from the derivative contract derives from the potential failure of the counterparty to perform under the terms of the derivative contracts. The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit rating is higher than BBB. The derivative instruments entered into by the Company do not contain credit-risk-related contingent features.

The majority of the Company’s trade receivables have payment terms of 30 days or less. As of September 30, 2016 trade receivables from the top three customers individually represented 25%, 18% and 10% respectively, of total accounts receivable. As of December 31, 2015, trade receivables from the top three customers individually represented 54%, 26% and 17%, respectively, of total accounts receivable. The Company mitigates the associated credit risk by performing credit evaluations and monitoring the payment patterns of its customers.

(11) Defined Contribution Plan

The Company sponsors a 401(k) defined contribution retirement plan covering eligible employees. The Company makes matching contributions of up to 3.5% of compensation. Contributions made by the Company were $0.9 million and $0.7 million for the nine months ended September 30, 2016 and 2015, respectively.

(12) Unit-Based Compensation

The Company had a Class C Management Incentive Plan (the “Class C Plan”) to grant Class C units to management. Under the Class C Plan, a maximum of 149,425 Class C units was authorized, of which 113,283 were outstanding as of December 31, 2015. The Class C units granted under the Class C Plan vested based on the participants continued employment with the Company (“Time-Based Units”) and based on the achievement of performance objectives as determined by the Compensation Committee (“Performance-Based Units”). Generally, the Time-Based Units vested one-third on each of the first three anniversary dates of the grant date, subject to the participant’s continued employment. The Performance-Based Units vested over the same periods, subject to the attainment of certain performance objectives. As of March 16, 2016, of the total outstanding Class C units issued under the Class C Plan, 93,999 were fully vested and 7,714 were unvested.

On March 16, 2016, the Company cancelled all outstanding Class C units issued under the Class C Plan and issued Class B units in Keane Management Holding LLC. Using an applicable conversion ratio specific to each participant the Company issued 83,529 Class B units, of which 78,824 were fully vested upon issuance. The remaining 4,705 unvested Class B units will vest based on the same time-based schedule that applied under a participant’s cancelled Class C award agreement, subject to the participant’s continued employment. The weighted average grant date fair value of the Class B units was $98.97.

The Company accounted for the exchange of Class B units for Class C units as a modification. In accordance with the requirements of ASC 718, the Company calculated incremental fair value on the difference between the fair value of the modified award and the fair value of the original award immediately prior to the modification. The incremental fair value related to vested units was recognized immediately as compensation expense. The incremental fair value of unvested units and any remaining unrecognized compensation of the original awards will be recognized as compensation expense over the remaining vesting period.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

Nine Months Ended September 30, 2016 and 2015

In addition to the Class B units issued in exchange for Class C units, the Company issued an additional 3,529 Class B units during the nine month period ended September 30, 2016. These Class B units will vest one-third on each of the first three anniversary dates, subject to the applicable participant’s continued employment.

Non-cash compensation cost related to Class B and Class C units recognized in operating results was $1.9 million and $0.1 million for the nine months ended September 30, 2016 and 2015, respectively. In addition, the Company recognized $0.1 million and $0.2 million reduction in stock compensation due to forfeitures for the nine months ended September 30, 2016 and 2015, respectively. Furthermore, the Company recognized $0.2 million relating to withholding taxes on share settlements for the nine months ended September 30, 2015. Total unrecognized compensation cost related to unvested awards was $0.4 million and $0.2 million as of September 30, 2016 and December 31, 2015, respectively.

The Company used the Option-Pricing Method (“OPM”) to value Class B units. Since the Company’s shares are not publicly traded and its shares are not traded privately, expected volatility is estimated based on the volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the units is based upon the observed yields of U.S. Treasury STRIPS interpolated to match the expected time to liquidity. The Company also calculated the discount for lack of marketability (“DLOM”) using the Finnerty protective put model. The time to liquidity is based upon the expected time to a successful liquidity event.

Assumptions used in calculating the fair value of Class B units are summarized below:

March 16, 2016
Valuation assumptions:
Expected dividend yield	0.0%
Expected equity volatility	108.6%
Expected term (years)	2.5 years
Risk-free interest rate	1.05%
Lack of marketability discount	29.2%
Weighted average fair value per Class B Unit	$98.97

Grants of Class A units and Class C units

On March 16, 2016, in connection with the acquisition of Trican’s U.S. Operations, the Company issued to Trican Well Service, L.P. 100,000 Class A units and 294,117.65 fully vested Class C units. The total estimated fair value of Class A units was $36.0 million and estimated fair value of Class C units was $6.7 million.

Valuation assumptions used in calculating the fair value of Class A units and Class C units are summarized below:

	Class A	Class C
Valuation assumptions:
Expected dividend yield	0.0%	0.0%
Expected equity volatility	53.8%	154.3%
Expected term (years)	2.5 years	2.5 years
Risk-free interest rate	1.05%	1.05%
Lack of marketability discount	18.1%	31.9%

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

Nine Months Ended September 30, 2016 and 2015

(13) Accumulated Other Comprehensive Income

Accumulated other comprehensive income (loss) (“AOCI”) in the equity section of the balance sheets includes the following:

	Foreign currency items	Interest rate contracts	AOCI
December 31, 2015	$(2,625)	$(2,041)	$(4,666)
Other comprehensive income (loss)	57	1,338	1,395

September 30, 2016	$(2,568)	$(703)	$(3,271)

The following table summarizes reclassifications out of accumulated other comprehensive income during the nine months ended September 30, 2016 and 2015:

	Nine months ended September 30,		Affected line item in the condensed consolidated statement of operations and comprehensive loss
Description of AOCI component	2016	2015
Interest rate derivatives, hedging	$(3,549)	$(1,184)	Interest expense
Foreign currency items	—	—	Other income

Total reclassifications	$(3,549)	$(1,184)

(14) Commitments and Contingencies

As of September 30, 2016 and December 31, 2015, the Company had $0.3 million and $1.1 million of deposits on equipment, respectively. There were no purchase commitments on equipment outstanding as of September 30, 2016.

At September 30, 2016 and December 31, 2015, the Company had issued letters of credit under the Revolver of $2.0 million, which secured performance obligations related to the CIT capital lease. Refer to Note 7 (Property and Equipment) in the annual consolidated financial statements for further details on the CIT capital lease.

On March 26, 2012, the Company entered into a railcar and transload agreement with B&H Rail Corporation. The agreement had an effective date of March 1, 2012 and a term of five years with a renewal option of three additional five-year terms. As part of the agreement, the Company has committed annual volume obligations. In the event of any annual shortfall, the Company is subject to a penalty fee. For the nine months periods ended September 30, 2016 and September 30, 2015 the Company recorded a total charge of $0.02 million and $0.1 million, respectively, associated with the committed shortfall. As of September 30, 2016 the Company has a maximum potential penalty remaining of $0.3 million. Refer to Note 16 (Commitments and Contingencies) in the annual consolidated financial statements for further details of the B&H agreement.

In the normal course of operations, the Company enters into certain long-term raw material supply agreements for the supply of proppant to be used in hydraulic fracturing. As part of these agreements, the Company is subject to minimum tonnage purchase requirements and must pay penalties in the event of any shortfall. During the nine months ended September 30, 2016 and 2015 there were no shortfalls under these contracts.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

Nine Months Ended September 30, 2016 and 2015

In connection with acquisition of Trican’s U.S. Operations, the Company assumed obligations under three sand supply agreements. The Company is subject to minimum purchase requirements and must pay penalties in the event of any shortfalls. During the nine months ended September 30, 2016, the Company did not recognize any shortfalls under these contracts.

Aggregate minimum commitments under long-term raw material supply contracts for the next five years as of September 30, 2016 are listed below:

Year-end December 31,
Fourth quarter of 2016	866
2017	21,220
2018	32,062
2019	28,317
2020 and Thereafter	25,975

108,440

Litigation

From time to time, the Company is subject to legal and administrative proceedings, settlements, investigations, claims and actions. The Company’s assessment of the likely outcome of litigation matters is based on its judgment of a number of factors including experience with similar matters, past history, precedents, relevant financial and other evidence and facts specific to the matter. Notwithstanding the uncertainty as to the final outcome, based upon the information currently available to it, the Company does not currently believe these matters in aggregate will have a material adverse effect on its financial position or results of operations.

Environmental

The Company is subject to various federal, state and local environmental laws and regulations that establish standards and requirements for protection of the environment. The Company cannot predict the future impact of such standards and requirements which are subject to change and can have retroactive effectiveness. The Company continues to monitor the status of these laws and regulations. Currently, the Company has not been fined, cited or notified of any environmental violations that would have a material adverse effect upon its financial position, liquidity or capital resources. However, management does recognize that by the very nature of its business, material costs could be incurred in the near term to maintain compliance. The amount of such future expenditures is not determinable due to several factors, including the unknown magnitude of possible regulation or liabilities, the unknown timing and extent of the corrective actions which may be required, the determination of the Company’s liability in proportion to other responsible parties and the extent to which such expenditures are recoverable from insurance or indemnification.

(15) Related Party Transactions

Cerberus Operations and Advisory Company, an affiliate of the Company’s principal shareholder, provides certain consulting services to the Company. The Company paid $0.8 million and $0.6 million for these services during the nine months ended September 30, 2016 and 2015, respectively.

On December 23, 2014, the Company entered into a $20.0 million loan with KG Fracing Acquisition Corp. and S&K Management Services, LLC, affiliates of the Company (the “Related Party Loan”). The loan matures

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

Nine Months Ended September 30, 2016 and 2015

on November 8, 2019 and bears non-cash interest at 10.0% per annum. The proceeds from this loan could be used to fund any capital needs of the Company’s subsidiaries or any other lawful purpose. Total interest accrued on this loan as of December 31, 2015 was $2.2 million. The Company recognized $0.4 million and $1.6 million of accrued interest expense on this loan for the period from January 1 to March 15, 2016 and for the nine months period ended September 30, 2015, respectively. On March 16, 2016 this loan was contributed and exchanged for Class A Units of the Company, and the associated accrued interest expense was forgiven. As a result of this transaction, the Company recognized $22.6 million as capital contribution from the shareholders.

The Company leases a residential house from a current employee which was discontinued in the second half of 2015. The Company paid $0.04 million in rents associated with the lease during the nine months ended September 30, 2015.

(16) Exit Costs

Exit costs associated with real estate operating leases

The Company assumed several real estate operating leases in connection with the acquisition of Trican’s U.S. Operations. In an effort to consolidate its facilities and to reduce costs, the Company had vacated eight of the combined properties and recorded a cease-use liability for the total amount of $8.1 million. Subsequent to the recording of the liability, the Company successfully negotiated exit agreements for four of the properties, resulting in net payments of $2.6 million. Exit costs are presented within selling, general and administrative expense in the condensed consolidated statement of operations.

The following table presents the roll forward of the exit cost liability:

Nine months ended September 30, 2016
Beginning balance at January 1, 2016	$—
Charges incurred	8,052
Cash payments	(2,636)
Lease amortization and other adjustments	(968)

Total lease and contract obligations, ending balance	$4,448

Wind-down of a foreign subsidiary

As of September 30, 2016 the Company has substantially completed its exit and does not expect to incur any additional costs associated with the wind-down of the Canadian subsidiary. The Company did not incur any Canadian subsidiary exit related costs during the nine months ended September 30, 2016. Exit costs were incurred within the Company’s Completion Services reportable segment. Exit costs incurred during the nine

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

Nine Months Ended September 30, 2016 and 2015

months ended September 30, 2015 and the line items where they appear on the condensed consolidated statements of operations and comprehensive loss were as follows:

Location in condensed consolidated statements of operations and comprehensive loss	Description	Nine months ended September 30, 2015
Cost of services
	Severance pay	$208

Selling, general and administrative expenses
	Severance pay	$267
	Consulting and legal fees	39
	Retention pay	187
	Asset sales and disposals costs	527
	Lease exit costs	1,387
	Other costs	118

		$2,525

The activity in the exit liabilities related to lease and contract obligations recognized in connection with the wind-down of the Canadian operations, which are presented as accrued liabilities on the condensed consolidated balance sheets, were as follows for the nine months ended September 30, 2016:

Nine months ended September 30, 2016
Beginning balance at January 1, 2016	$759
Charges incurred	—
Cash payments net of cash receipts	(262)
Lease amortization and other adjustments	(180)

Total lease and contract obligations, ending balance	$317

(17) Business Segments

Management operates the Company in two segments: Completion Services and Other Services. In connection with the Trican Transaction, the Company allocated Trican’s U.S. Operations’ hydraulic fracturing business to the Completion Services segment and its coiled tubing, cementing and other businesses to the Other Services segment.

Completion Services.    The Company’s Completion Services segment includes its hydraulic fracturing and wireline businesses. The Company’s customers use its hydraulic fracturing services to enhance the production of oil and natural gas from formations with low permeability. The process of hydraulic fracturing involves pumping a highly viscous, pressurized fracturing fluid—typically a mixture of water, chemicals and guar—into a well casing or tubing in order to fracture underground mineral formations. These fractures release trapped hydrocarbon particles and free a channel for the oil or natural gas to flow freely to the wellbore for collection. Fracturing fluid mixtures include proppant which become lodged in the cracks created by the hydraulic fracturing process, “propping” them open to facilitate the flow of hydrocarbons upward through the well. Proppant generally consists of raw sand, resin-coated sand or ceramic particles. The fracturing fluid is engineered to lose viscosity, or “break,” and is subsequently removed from the formation, leaving the proppant suspended in the mineral fractures.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

Nine Months Ended September 30, 2016 and 2015

In addition, the Company also provides wireline services. Wireline services involve the use of a single truck equipped with a spool of wireline that is unwound and lowered into oil and natural gas wells to convey specialized tools or equipment for well completion, well intervention, pipe recovery and reservoir evaluation purposes. The Company typically provides its wireline services in conjunction with its hydraulic fracturing services in “plug-and-perf” well completions to maximize efficiency for the Company’ customers. “Plug-and-perf” is a multi-stage well completion technique for cased-hole wells that consists of pumping a plug and perforating guns to a specified depth. Once the plug is set, the zone is perforated and the tools are removed from the well, a ball is pumped down to isolate the zones below the plug and the hydraulic fracturing treatment is applied. The ball-activated plug diverts fracturing fluids through the perforations into the formation. The ability to provide both the wireline and hydraulic fracturing services required for a “plug-and-perf” completion increases efficiencies for customers by reducing downtime between each process, which in turn allows the Company to complete more stages in a day and ultimately reduces the number of days it takes a customer to complete a well.

The Company provides its Completion Services in several of the most active basins in the U.S., including the Permian Basin, the Marcellus Shale/Utica Shale and the Bakken Formation.

Other Services:

Coiled Tubing: The Company provides various coiled tubing services to facilitate well servicing and workover operations as well as the completion of horizontal wells. Coiled tubing services involve the use of a flexible, continuous metal pipe spooled on a large reel which is then lowered into oil and natural gas wells to perform various workover applications, including wellbore clean outs and maintenance, nitrogen services, thru-tubing fishing, and formation stimulation using acid and other chemicals. Advantages of utilizing coiled tubing over a more costly workover rig include: (i) the smaller size and mobility of a coiled tubing unit compared to a workover rig, (ii) the ability to perform workover applications without having to “shut-in” the well during such operations, (iii) the ability to reel continuous coiled tubing in and out of a well significantly faster than conventional pipe, and (iv) the ability to direct fluids into a wellbore with more precision. Larger diameter coiled tubing units have recently been utilized for horizontal well completion applications such as (i) the drill out of temporary isolation plugs that separate frac zones, (ii) the clean out of the well for final production after the hydraulic fracturing job has been completed and (iii) in conjunction with hydraulic fracturing operations to stimulate zones not requiring high pressures or significant proppant volume.

Drilling, Cementing, Acidizing and Nitrogen Services: The Company is also equipped to offer their customers drilling, cementing, acidizing and nitrogen-based well stimulation services.

During 2016, in connection with the acquisition of Trican’s U.S. Operations, the Company reassessed the composition of its reportable segments effective January 1, 2016. The change in the reportable segments resulted from the change in the structure of internal organization and was reflected through retrospective presentation of prior period segment information. As such, the corresponding information for 2015 has been restated to present segment information on a comparable basis.

Management evaluates the performance of each segment based on gross profit and operating (loss) income. The following tables present financial information with respect to the Company’s segments. Corporate and other represents costs not directly associated with an operating segment, such as interest expense and corporate overhead. Corporate assets include cash, deferred financing costs, derivative and entity-level plant, property and equipment.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

Nine Months Ended September 30, 2016 and 2015

	Nine Months Ended September 30,
	2016	2015
Operations by business segment
Revenue:
Completion Services	$262,881	$309,837
Other Services	6,656	2,338
Corporate and Other	—	—

Total revenue	$269,537	$312,175

Gross (loss) profit:
Completion Services	$616	$55,147
Other Services	(4,443)	777
Corporate and Other	—	—

Total gross (loss) profit	$(3,827)	$55,924

Operating (loss) income:
Completion Services	$(63,127)	$(138)
Other Services	(8,524)	(3,134)
Corporate and Other	(49,033)	(16,700)

Total operating (loss)	$(120,684)	$(19,972)

Capital expenditures:(1)
Completion Services	$168,948	$25,260
Other Services	18,346	9
Corporate and Other	33,952	301

Total capital expenditures	$221,246	$25,570

Depreciation and amortization:
Completion Services	$63,690	$49,701
Other Services	3,975	2,435
Corporate and Other	4,282	949

Total depreciation and amortization	$71,947	$53,085

Impairment:
Completion Services	$—	$2,437
Other Services	—	1,477
Corporate and Other	—	—

Total impairment	$—	$3,914

Revenue by geography:
United States	$269,537	$305,307
Canada	—	6,868

Total revenue	$269,537	$312,175

(1)	Capital expenditures include assets of $205.5 million from the acquisition of Trican’s U.S. Operations, comprising of $154.5 million allocated to Completions Services, $17.9 million to Other Services and $33.1 million to Corporate Services.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

Nine Months Ended September 30, 2016 and 2015

	September 30, 2016	December 31, 2015
Total assets:
Completion Services	$428,048	$267,250
Other Services	21,214	7,064
Corporate and Other	99,097	50,481

Total assets	$548,359	$324,795

Goodwill:
Completion Services	$50,478	$48,882
Other Services	—	—
Corporate and Other	—	—

Total goodwill	$50,478	$48,882

(18) Recently Adopted Accounting Standards

In January 2015, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2015-01, “Income Statement—Extraordinary and Unusual Items: Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items,” which eliminates from U.S. GAAP the concept of extraordinary items. The ASU is effective for annual periods beginning after December 15, 2015. The Company implemented the provisions of ASU 2015-01, prospectively, effective January 1, 2016. The adoption of ASU 2015-11 did not have a material impact on the condensed consolidated financial statements of the Company.

In April 2015, the FASB issued ASU No. 2015-03, “Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs,” which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability. The ASU also requires amortization of debt issuance costs to be reported as interest expense. The ASU is effective for annual periods beginning after December 15, 2015. The Company adopted this Standard effective January 1, 2016 on a retrospective basis and presented all debt issuance costs net within long-term debt. Refer to Note 7 (Long-Term Debt) for quantification of the impact of the adoption of this ASU.

In August 2015, the FASB issued ASU No. 2015-15, “Interest—Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements,” which allows for debt issuance costs associated with line-of-credit arrangements to be presented as an asset and subsequently amortized ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The ASU is effective for annual periods beginning after December 15, 2015. The Company implemented the provisions of ASU 2015-15 on January 1, 2016. Refer to Note 7 (Long-Term Debt) for quantification of the impact of the adoption of this ASU.

In September 2015, the FASB issued ASU 2015-16, “Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments,” which requires adjustments to provisional amounts in a business combination be recognized in the reporting period in which the adjustment amounts are determined, eliminating the requirement to retrospectively account for those adjustments. The ASU also requires companies to disclose the amounts recorded in current-period earnings that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The Company will apply the provisions of ASU 2015-16 to any measurement period adjustments that arise subsequent to January 1, 2016.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

Nine Months Ended September 30, 2016 and 2015

(19) Recently Issued Accounting Standards

In May 2014 the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers,” which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. This ASU supersedes the revenue recognition requirements in FASB ASC Topic 605, “Revenue Recognition,” and most industry-specific guidance. This ASU sets forth a five-step model for determining when and how revenue is recognized. Under the model, an entity will be required to recognize revenue to depict the transfer of goods or services to a customer at an amount reflecting the consideration it expects to receive in exchange for those goods or services. Additional disclosures will be required to describe the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers,” which deferred the effective date of ASU 2014-09 for all entities by one year and is effective for fiscal years and interim periods within fiscal years beginning after December 15, 2017. Entities may choose to adopt the standard using either a full retrospective approach or a modified retrospective approach. The Company is currently evaluating the impact of the adoption of this ASU.

In August 2014, the FASB issued ASU No 2014-15, “Presentation of Financial Statements - Going Concern,” which requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). ASU 2014-15 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, with early application permitted.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Financial Liabilities,” which requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income, requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset, and eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost. The ASU is effective for annual periods beginning after December 15, 2018. The Company will implement the provisions of ASU 2016-01 effective January 1, 2018. The Company does not expect the adoption of ASU 2016-01 to have a material impact on the condensed consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a purchase financed by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less may be accounted for similarly to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The ASU is expected to impact the Company’s consolidated financial statements as the Company has certain operating and real property lease arrangements for which it is the lessee. The standard is effective on January 1, 2019, with early adoption permitted. The Company is currently evaluating the adoption of this standard will have on its condensed consolidated financial statements.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

Nine Months Ended September 30, 2016 and 2015

In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting (Topic 718),” which is effective for fiscal years and interim periods within fiscal years beginning after December 31, 2016, with a cumulative-effect and prospective approach to be used for implementation. ASU 2016-09 changes several aspects of the accounting for share-based payment award transactions including accounting for income taxes, classification of excess tax benefits on the statement of cash flows, forfeitures, minimum statutory tax withholding requirements and classification of employee taxes paid on the statement of cash flows when an employer withholds shares for tax withholding purposes. The Company is currently evaluating the impact the adoption of this standard will have on its condensed consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326),” which is effective for fiscal years and interim periods within fiscal years beginning after December 15, 2019, with a modified-retrospective approach to be used for implementation. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. Specifically, this new guidance requires using a forward-looking, expected loss model for trade and other receivables, held-to-maturity debt securities, loans and other instruments. This will replace the currently used model and likely result in an earlier recognition of allowance for losses. The Company is currently evaluating the impact the adoption of this standard will have on its condensed consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments,” which is effective for fiscal years and interim periods within fiscal years beginning after December 15, 2017, with a full retrospective approach to be used upon implementation and early adoption allowed. ASU 2016-15 provides guidance on eight different issues, intended to reduce diversity in practice on how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The Company is currently evaluating the impact the adoption of this standard will have on its condensed consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, “Intra-Entity Transfers of Asset Other Than Inventory,” which requires entities to recognize the tax consequences of intercompany asset transfers in the period in which the transfer takes place, with the exception of inventory transfers. The ASU is effective for fiscal years and interim periods within fiscal years beginning after December 15, 2017. Entities must adopt the standard using a modified retrospective approach with a cumulative effect adjustment to retained earnings as of the beginning of the period of adoption. The cumulative effect adjustments will include recognition of the income tax consequences of intra-entity transfers of assets other than inventory that occur before the adoption date. Early adoption is permitted but only at the beginning of an annual period for which no financial statements (interim or annual) have already been issued or made available for issuance. The Company is currently evaluating the impact the adoption of this standard will have on its condensed consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230), Restricted Cash,” which stipulates that the amounts generally described as restricted cash or restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-the period and end-of-period total amounts shown on the statement of cash flows. The amendments to this Update do not provide a definition of restricted cash or restricted cash equivalents. The Company does not expect the adoption of ASU 2016-18 to have any impact on the condensed consolidated financial statements.

(20) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through December 13, 2016, the date at which the financial statements were available to be issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Members

Keane Group Holdings, LLC and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Keane Group Holdings, LLC and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive loss, changes in members’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Keane Group Holdings, LLC and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Houston, Texas

November 10, 2016

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2015 and 2014

(Amounts in thousands)

	2015	2014
Assets
Current assets:
Cash and cash equivalents	$53,422	$52,207
Accounts receivable	15,640	53,299
Inventories	4,668	16,564
Prepaid expenses	1,868	1,942

Total current assets	75,598	124,012
Notes receivable—related parties	6	6
Property and equipment, net	153,625	189,900
Goodwill	48,882	49,013
Intangible assets	45,616	54,168
Other noncurrent assets	1,068	1,756

Total assets	$324,795	$418,855

Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$12,562	$22,242
Accrued expenses	14,024	27,419
Contingent liabilities	—	2,500
Current maturities of capital lease obligations	1,742	1,661
Current maturities of long-term debt	2,918	3,136
Other current liabilities	1,100	1,541

Total current liabilities	32,346	58,499

Capital lease obligations, less current maturities	6,365	8,106
Long-term debt, less current maturities	181,975	185,552
Debt—related party	22,174	20,000
Other noncurrent liabilities	1,775	58

Total noncurrent liabilities	212,289	213,716

Total liabilities	244,635	272,215

Members’ equity
Members’ equity	186,510	186,420
Retained earnings (deficit)	(101,684)	(37,042)
Accumulated other comprehensive (loss)	(4,666)	(2,738)

Total members’ equity	80,160	146,640

Total liabilities and members’ equity	$324,795	$418,855

See accompanying notes to consolidated financial statements.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive (Loss)

Years ended December 31, 2015 and 2014

(Amounts in thousands)

	2015	2014
Revenue	$366,157	$395,834
Operating costs and expenses:
Cost of services (excluding depreciation of $64,325 and $62,143, respectively, included in depreciation and amortization presented below)	306,596	323,718
Depreciation and amortization	69,547	68,254
Selling, general and administrative expenses	25,811	25,459
Impairment	3,914	11,098

Total operating costs and expenses	405,868	428,529

Operating (loss)	(39,711)	(32,695)

Other expense:
Other expense, net	(1,481)	(2,418)
Interest expense	(23,450)	(10,473)

Total other expenses	(24,931)	(12,891)

Net (loss)	(64,642)	(45,586)
Other comprehensive (loss):
Foreign currency translation adjustments	(741)	(1,148)
Hedging activities	(1,187)	(854)

Total comprehensive (loss)	$(66,570)	$(47,588)

See accompanying notes to consolidated financial statements.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statements of Members’ Equity

Years ended December 31, 2015 and 2014

(Amounts in thousands)

	Members’ equity	Retained earnings (deficit)	Accumulated other comprehensive loss	Total
Balance as of December 31, 2013	$184,340	$8,544	$(736)	$192,148
Distributions	(337)	—	—	(337)
Unit awards vested	2,417	—	—	2,417
Other comprehensive loss	—	—	(2,002)	(2,002)
Net loss	—	(45,586)	—	(45,586)

Balance as of December 31, 2014	$186,420	(37,042)	(2,738)	146,640
Distributions	(222)	—	—	(222)
Unit awards vested	312	—	—	312
Other comprehensive loss	—	—	(1,928)	(1,928)
Net loss	—	(64,642)	—	(64,642)

Balance as of December 31, 2015	$186,510	$(101,684)	$(4,666)	$80,160

See accompanying notes to consolidated financial statements.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2015 and 2014

(Amounts in thousands)

	2015	2014
Cash flows from operating activities:
Net (loss)	$(64,642)	$(45,586)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	69,547	68,254
Amortization of deferred financing fees	2,112	633
(Gain) on sales of assets	(270)	(912)
Accrued interest on loan—related party	2,174	—
Loss on debt extinguishment	—	2,270
Loss on impairment of assets	3,914	11,098
Unit-based compensation	312	2,417
(Increase) decrease in accounts receivable	36,933	(36,091)
(Increase) decrease in inventories	11,841	(12,952)
(Increase) decrease in prepaid expenses	105	159
(Increase) decrease in other assets	1,047	452
Increase (decrease) in accounts payable	(12,650)	12,803
Increase (decrease) in accrued expenses	(13,185)	16,575
Increase (decrease) in other liabilities	283	(388)

Net cash provided by operating activities	37,521	18,732

Cash flows from investing activities:
Purchase of property and equipment	(26,086)	(130,485)
Advances of deposit on equipment	(1,114)	(10,871)
Payments for leasehold improvements	(46)	(37)
Implementation of ERP software	(69)	(130)
Proceeds from sale of assets	1,278	1,760
Proceeds from insurance recoveries	—	888
Payments received (advances) on note receivable	(1)	5

Net cash used in investing activities	(26,038)	(138,870)

Cash flows from financing activities:
Proceeds from capital leases	—	12,924
Payments on capital leases	(1,661)	(61,091)
Proceeds from the Notes	—	245,000
Payments on the Notes	(5,000)	(59,135)
Proceeds from loan—related party	—	40,000
Payments on loan—related party	—	(20,000)
Payments on contingent consideration liability	(2,500)	(9,500)
Distributions	(222)	(337)
Loan origination fee payment	(1,135)	(10,563)

Net cash (used in) provided by financing activities	$(10,518)	$137,298

Noncash effect of foreign translation adjustments	250	(400)

Net increase in cash and cash equivalents	1,215	16,760
Cash and cash equivalents, beginning	52,207	35,447

Cash and cash equivalents, ending	$53,422	$52,207

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest expense, net	$19,157	9,751
Income taxes	$220	—
Noncash purchase of property and equipment	$3,138	—

See accompanying notes to consolidated financial statements.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

(1) Description of Company

(a) Business Description

Keane Group Holdings, LLC and subsidiaries (the “Company”) is a multi-basin provider of oilfield services to oil and natural gas exploration and production companies in the United States and Canada. Through its subsidiaries, the Company provides customers with premium hydraulic fracturing, wireline, drilling and other completions services, with a focus on complex, technically demanding well completions.

The Company operates primarily in the most active unconventional oil and natural gas basins in the U.S., including the Permian Basin, the Marcellus Shale/Utica Shale and the Bakken Formation.

(b) Formation

The Company was formed on March 2, 2011, to hold interests in consolidated subsidiaries including Keane Frac, L.P., Keane Frac, G.P. LLC and KS Drilling, LLC, in anticipation of a sale of a controlling interest in the Company and its subsidiaries. This acquisition was completed on March 22, 2011, when KG Fracing Acquisition Corporation, an affiliate of Cerberus Capital Management, L.P., acquired a majority ownership stake in the equity of the Company. The acquisition was accounted for as a business combination and created a new basis of accounting. These consolidated financial statements are those of the successor company, Keane Group Holdings, LLC and subsidiaries. The Company’s predecessor, Keane and Sons Drilling Corporation, was established in 1973.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates and assumptions that affect certain amounts reported in the consolidated financial statements. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property and equipment and intangible assets; allowances for doubtful accounts; acquisition accounting; contingent liabilities; and the valuation of fixed assets, intangible assets, unit based incentive plan awards, derivatives and inventory.

(b) Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP and include the accounts of Keane Group Holdings, LLC and its consolidated subsidiaries: KGH Intermediate Holdco I, LLC, KGH Intermediate Holdco II, LLC, Keane Frac, L.P., Keane Frac TX, LLC, Keane Frac ND, LLC, Keane Frac G.P., LLC, KS Drilling, LLC and Keane Completions CN Corp.

All significant intercompany transactions and balances have been eliminated.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company’s cash is invested in overnight repurchase agreements and certificates of deposit with an initial term of less than three months.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Net cash received from all asset sale proceeds and insurance recoveries, excluding proceeds related to obsolescence, is considered to be restricted. The Company may, at management’s discretion, reinvest up to $1 million of asset sale proceeds during each fiscal year for capital expenditures. Asset sale proceeds in excess of $1 million in a fiscal year are required to be applied as a prepayment of the Notes. The Company had qualifying asset sale proceeds of $0.2 million for the years ended December 31, 2015 and 2014, respectively. The Company did not have any restricted cash as of December 31, 2015 and 2014.

(d) Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The Company analyzes the need for an allowance for doubtful accounts for estimated losses related to potentially uncollectible accounts receivable on a case by case basis throughout the year. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the amount of receivables in dispute, the current receivables aging and current payment patterns. The Company reserves amounts based on specific identification. Account balances are charged to the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have an established reserve amount as it does not have significant balance sheet credit exposure related to its customers as of December 31, 2015 and 2014.

(e) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method for all inventories.

(f) Revenue Recognition

Revenue from the Company’s hydraulic fracturing, wireline and drilling services are earned and recognized as services are rendered, which is generally on a per stage, daily or hourly rate. All revenue is recognized when persuasive evidence of an arrangement exists, the service is complete, the amount is determinable and collectability is reasonably assured, as follows:

Completion Services

The Company provides hydraulic fracturing and wireline services pursuant to contractual arrangements, such as term contracts and pricing agreements, or on a spot market basis. Revenue is recognized upon the completion of each job. Once a job has been completed to the customer’s satisfaction, a field ticket is created that includes charges for the service performed and the chemicals and proppant consumed during the course of the service. The field ticket may also include charges for the mobilization of the equipment to the location, additional equipment used on the job, if any, and other miscellaneous items. This field ticket is used to create an invoice, which is sent to the customer upon the completion of each job.

Other Services

The Company provides certain complementary services such as drilling pursuant to contractual arrangements, such as term contracts. The Company typically charges the customer for the services performed and resources provided on a daily, hourly or per job basis.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of operations and comprehensive loss and net cash provided by operating activities in the consolidated statements of cash flows.

Contract acquisition and origination costs are expensed as incurred.

(g) Property and Equipment

Property and equipment, inclusive of equipment under capital lease, are generally stated at cost.

Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, which range from 13 months to 40 years. Equipment held under capital leases are generally amortized on a straight-line basis over the estimated useful life of the asset. Total depreciation for the years ended December 31, 2015 and 2014 was $64.6 million and $62.3 million, respectively.

Major classifications of property and equipment and their respective useful lives are as follows:

Land	Indefinite life
Building and leasehold improvements	19 months – 40 years
Machinery and equipment	13 months – 10 years
Office furniture, fixtures and equipment	3 years – 5 years

In 2014, the Company reassessed the hydraulic fracturing asset classifications and estimated useful lives of the respective assets. As a result, the Company identified more detailed asset classes in an effort to better align estimated useful lives of the Company’s hydraulic fracturing assets, which changed from 7 years to a range of 2.5 to 5 years, with tractors changing to 10 years. A major factor in this change is the increase in service intensity, driven by a shift to more 24 hour work, higher stage volume, larger stages and more proppant usage per stage.

In accordance with FASB Accounting Standards Codification (“ASC”) 250, the change in the estimated useful lives of the Company’s hydraulic fracturing assets was accounted for as a change in accounting estimate, on a prospective basis, effective January 1, 2014. This change resulted in an increase in depreciation expense and an increase in net loss for the year ended December 31, 2014 of $33.7 million.

(h) Major Maintenance Activities

The Company incurs maintenance costs on its major equipment. The determination of whether an expenditure should be capitalized or expensed requires management judgement in the application of how the costs benefit future periods, relative to our capitalization policy. Costs that either establish or increase the efficiency, productivity, functionality or life of a fixed asset are capitalized.

In 2014, the Company reassessed its policy on maintenance spend. As a result, the Company determined it was expensing as incurred costs related to major component replacements and rebuilds that extended the useful lives of its hydraulic fracturing fleets by greater than 12 months. The Company has since revised its policy to capitalize all such costs.

In accordance with FASB ASC 250, the change in the Company’s maintenance spend and capitalization policy was accounted for as a change in accounting estimate, on a prospective basis, effective January 1, 2014. This change resulted in a decrease in maintenance spend of $2.1 million and an increase in depreciation expense of $0.4 million for the year ended December 31, 2014. Net loss decreased $1.7 million for the year ended December 31, 2014.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

(i) Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of the purchase price of a business over the estimated fair value of the identifiable assets acquired and liabilities assumed by the Company. The Company evaluates goodwill for impairment annually, as of October 31, or more often as facts and circumstances warrant. Goodwill is allocated to three reporting units—hydraulic fracturing, wireline and drilling. The Company has two reportable segments: Completion Services comprising hydraulic fracturing and wireline services, and Other Services segment comprising drilling services. Factors such as unexpected adverse economic conditions, competition and market changes may require more frequent assessments. The sharp fall in commodity prices during the fourth quarter of 2014 was deemed a triggering event, and in 2014, the Company re-assessed goodwill for impairment as of November 30, 2014. Impairment analysis for 2015 was performed as of October 31, 2015.

Before employing detailed impairment testing methodologies, the Company may first evaluate the likelihood of impairment by considering qualitative factors relevant to each reporting segment, such as macroeconomic, industry, market or any other factors that have a significant bearing on fair value. If the Company first utilizes a qualitative approach and determines that it is more likely than not that goodwill is impaired, detailed testing methodologies are then applied. Otherwise, the Company concludes that no impairment has occurred. The Company may also choose to bypass a qualitative approach and opt instead to employ detailed testing methodologies, regardless of a possible more likely than not outcome. The first step in the goodwill impairment test is to compare the fair value of each reporting unit to which goodwill has been assigned to the carrying amount of net assets, including goodwill, of the respective reporting unit. The Company has allocated goodwill to one of its reportable segments, Completion Services. If the carrying amount of the reportable segment exceeds its fair value, step two in the goodwill impairment test requires goodwill to be written down to its implied fair value through a charge to operating expense based on a hypothetical purchase price allocation. There was no goodwill impairment in 2015 or 2014.

The Company’s indefinite-lived assets consists of the Company’s trade names. The Company assesses its indefinite-lived intangible assets for impairment annually, as of October 31, or whenever events or circumstances indicate that the carrying amount of the assets may not be recoverable. The aforementioned sharp fall in commodity prices during the fourth quarter of 2014 was deemed a triggering event, and in 2014, the Company tested the indefinite-lived intangible assets for impairment as of November 30, 2014, using the relief from royalty method. Impairment analysis for 2015 was performed as of October 31, 2015. In 2015 and 2014, the Company recorded a $1.2 million and $0.6 million impairment, respectively, on its trade name under the Other Services segment, as it was determined the fair value of trade name based on the net present value of future cash flows was less than the net book value as of the period then ended. See Note 3 (Intangible Assets).

(j) Long-Lived Assets

The Company assesses its long-lived assets, such as definite-lived intangible assets and property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed using undiscounted future net cash flows of assets grouped at the lowest level for which there are identifiable cash flows independent of the cash flows of other groups of assets. The Company determined the lowest level of identifiable cash flows that are independent of other asset groups to be at the reporting unit level, hydraulic fracturing, wireline and drilling, as well as an entity level asset group for assets that do not have identifiable independent cash flows. Impairments exist when the carrying amount of an asset group exceeds estimates of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. When alternative courses of action to recover the carrying amount of the asset are under consideration, estimates of future undiscounted cash flows take into account

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

possible outcomes and probabilities of their occurrence. If the carrying amount of the asset is not recoverable based on the estimated future undiscounted cash flows, the impairment loss is measured as the excess of the asset group’s carrying amount over its estimated fair value, such that the asset group’s carrying amount is adjusted to its estimated fair value, with an offsetting charge to operating expense. In 2014, the sharp fall in commodity prices during the fourth quarter of 2014 was deemed a triggering event, and the Company tested its long-lived assets for impairment as of December 31, 2014. In 2014, the Company recorded a $10.5 million impairment on its definite-lived intangible assets, primarily as a result of the termination of two customer contracts in its Completion Services and Other Services segments. In 2015, the continued fall in commodity prices was deemed a triggering event, and the Company tested its long-lived assets for impairment as of October 31, 2015. In 2015, the Company recorded a $2.4 million impairment on its definite-lived intangible assets, as a result of the loss of certain customer relationships related to the Company’s acquisition of Ultra Tech Frac Services, LLC (“UTFS”). See Note 3 (Intangible Assets). In 2015, the Company also recorded a $0.3 million impairment on its drilling rig fleet, as the continued fall in commodity prices resulted in a decline in the anticipated utilization rates for the drilling rig fleet, indicating these long-lived assets may not be recoverable.

The Company measures the fair value of its property and equipment using the discounted cash flow method, the fair value of its customer contracts using the multi-period excess earning method and the fair value of its trade names using the relief from royalty method. The expected future cash flows used for impairment reviews and related fair value calculations are based on judgmental assessments of projected revenue growth, fleet count, utilization, gross margin rates, SG&A rates, working capital fluctuations, capital expenditures, discount rates and terminal growth rates.

Amortization on definite-lived intangible assets is calculated on the straight-line method over the estimated useful lives of the assets.

(k) Derivative Instruments and Hedging Activities

The Company is exposed to certain risks relating to its ongoing business operations. The Company utilizes interest rate derivatives to manage interest rate risk associated with its floating-rate borrowings. The Company recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. For derivatives designated in hedging relationships, changes in the fair value are either offset through earnings against the change in fair value of the hedged item attributable to the risk being hedged or recognized in accumulated other comprehensive income, to the extent the derivative is effective at offsetting the changes in cash flows being hedged, until the hedged item affects earnings.

The Company only enters into derivative contracts that it intends to designate as hedges for the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). For all hedging relationships, the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged transaction, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively and a description of the method used to measure ineffectiveness. The Company also formally assesses, both at the inception of the hedging relationship and on an ongoing basis, whether the derivatives that are used in hedging relationships are highly effective in offsetting changes in cash flows of hedged transactions. For derivative instruments that are designated and qualify as part of a cash flow hedging relationship, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

The Company discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting cash flows attributable to the hedged risk, the derivative expires or is sold, terminated, or exercised, the cash flow hedge is de-designated because a forecasted transaction is not probable of occurring or management determines to remove the designation of the cash flow hedge. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings. When it is probable that a forecasted transaction will not occur, the Company discontinues hedge accounting and recognizes immediately in earnings gains and losses that were accumulated in other comprehensive income related to the hedging relationship.

(l) Commitments and Contingencies

The Company accrues for contingent liabilities when such contingencies are probable and reasonably estimable. The Company generally records losses related to these types of contingencies as direct operating expenses or general and administrative expenses in the consolidated statements of operations and comprehensive loss.

(m) Fair Value Measurement

Fair value represents the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants at the reporting date. The Company’s assets and liabilities that are measured at fair value at each reporting date are classified according to a hierarchy that prioritizes inputs and assumptions underlying the valuation techniques. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Quoted prices (unadjusted) in an active market for identical assets or liabilities.

•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Assets and liabilities are classified in their entirety based on the lowest priority level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement of assets and liabilities within the levels of the fair value hierarchy. Reclassifications of fair value between level 1, level 2, and level 3 of the fair value hierarchy, if applicable, are made at the end of each quarter.

(n) Unit-Based Compensation

The Company sponsors a unit-based management compensation program called the Keane Group Holdings, LLC and Subsidiaries Class C Management Incentive Plan (the “Plan”). The Company accounts for the units under the Plan as compensation cost measured at the fair value of the award on the date of grant using the Monte

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Carlo option pricing model. The Company recognizes compensation expense on a straight-line basis over the service period of the entire award for the time based component and ratably over the vesting period for the performance based component.

(o) Taxes

For U.S. federal tax purposes, the Company is treated as a partnership. As such, any liability for federal income taxes is the responsibility of the members. No provision for U.S. federal taxes has been provided in the consolidated financial statements of the Company.

The Company has a Canadian subsidiary, which is treated as a corporation for Canadian federal and provincial tax purposes. For Canadian tax purposes, the Company is subject to foreign income tax.

The Company is responsible for certain state income and franchise taxes, which include Pennsylvania, Texas and New York. These amounts are reflected as selling, general and administrative expense in the financial statements of the Company.

Deferred income taxes are computed using the liability method and are provided on all temporary differences between the financial reporting basis and the tax basis of the Company assets and liabilities.

(p) Shipping and Handling

Shipping and handling costs related to customer contracts are charged to cost of services. To the extent such costs are billable to the customer, the amounts are recorded as revenue.

(3) Intangible Assets

The intangible asset balance in the Company’s consolidated balance sheets represents the fair value, net of amortization, as applicable, related to the following:

	Thousands of Dollars
	Customer contracts	Noncompete agreements	Trademark (1), (2)	Software	Total
Balance as of December 31, 2013	$54,192	$2,470	$12,871	$1,555	$71,088
Additions	—	—	—	130	130
Amortization	(4,373)	(937)	(223)	(366)	(5,899)
Impairment(3)	(10,472)	(9)	(617)		(11,098)
Foreign currency translation	(47)	(3)	—	(3)	(53)

Balance as of December 31, 2014	39,300	1,521	12,031	1,316	54,168
Additions	—	—	—	—	—
Amortization	(3,449)	(837)	(222)	(417)	(4,925)
Impairment(4)	(2,437)	—	(1,183)	(6)	(3,626)
Foreign currency translation	—	—	—	(1)	(1)

Balance as of December 31, 2015	$33,414	$684	$10,626	$892	$45,616

Remaining amortization period	10.3 yrs	10.3 yrs	1.9 yrs	2.2 yrs

(1)	Keane Trademark intangibles valued at $10.2 million have been assigned an indefinite useful life

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

(2)	Trade name purchased in Ultra Tech acquisition has been assigned a 4 year useful life
(3)	Impairment at December 31, 2014 is comprised of $10.0 million and $0.5 million associated with customer contracts related to the Other Services and Completion Services segments, respectively, and $0.6 million associated with the Company’s trade name under the Other Services segment. As part of the Company’s annual asset impairment analysis, it was determined there were not any future net cash flows associated with the customer for which the intangible asset was related, and the carrying amounts of the respective assets were not recoverable.
(4)	Impairment at October 31, 2015 is comprised of $2.4 million associated with customer relationships related to the Completion Services segment and $1.2 million associated with the Company’s trade name under the Other Services segment. As part of the Company’s annual asset impairment analysis, it was determined there were not any future net cash flows associated with the UTFS’ customers for which the intangible asset was related, and the carrying amount was not recoverable. It was also determined the fair value of the trade name based on the net present value of future cash flows was less than the net book value as of the period then ended.

Accumulated amortization as of December 31, 2015 and 2014 was $20.3 million and $15.4 million, respectively.

Amortization for these intangible assets over the next five years is as follows:

Thousands of Dollars
2016	$3,960
2017	3,942
2018	3,395
2019	3,327
2020	3,327

(4) Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2015 and 2014 are as follows:

Thousands of Dollars
Goodwill as of December 31, 2013	$49,363
Foreign currency translation in 2014	(350)

Goodwill as of December 31, 2014	49,013
Foreign currency translation in 2015	(131)

Goodwill as of December 31, 2015	$48,882

(5) Significant Risks and Uncertainties Including Business and Credit Concentrations

The Company operates in two reportable segments: Completion Services and Other Services, with significant concentrations in the Completion Services segment. In 2015, revenues and gross profit from sales to completion services customers represented 99% and 96% of the Company’s consolidated revenue and gross profit, respectively. In 2014, revenues and gross profit from sales to Completion Services customers represented 97% and 95% of the Company’s consolidated revenue and gross profit, respectively.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

The Company depends on its customers’ willingness to make operating and capital expenditures to explore for, develop and produce oil and natural gas in North America, which in turn is affected by current and expected levels of oil and natural gas prices. As a result of depressed oil prices, the energy services industry is currently in a downturn characterized by excess equipment capacity across the U.S. Completion Services and Other Services markets. This downturn has impacted the demand for the Company’s services and ability to negotiate pricing that will generate desirable margins. Through its impairment analyses, the Company determined the carrying values of its goodwill and the majority of its long-lived and indefinite-lived assets were recoverable based on the Company’s forecast model. If industry conditions continue to deteriorate beyond the assumptions in the Company’s forecast, it is reasonably possible that this determination could change.

For the year ended December 31, 2015, revenue from two customers individually represented 38% and 21% of the Company’s consolidated revenue. For the year ended December 31, 2014, revenue from two customers individually represented 30% and 23% of the Company’s consolidated revenue. Revenue is earned from each of these customers within the Company’s Completion Services segment.

For the years ended December 31, 2015 and 2014, revenue from the Company’s Canadian operations was $6.9 million and $18.6 million, respectively. The Company began to wind-down its Canadian operations in 2015. See Note 18 (Wind-down of a Foreign Subsidiary).

(6) Inventories

Inventories consisted of the following at December 31, 2015 and 2014:

	Thousands of Dollars
	2015	2014
Sand, including freight	$2,048	$12,038
Chemicals	345	1,348
Materials and supplies	2,275	3,178

	$4,668	$16,564

See Note 16 (Commitments and Contingencies) for information on the Company’s inventory-related purchase obligations.

(7) Property and Equipment

Property and equipment at December 31, 2015 and 2014 were as follows:

	Thousands of Dollars
	2015	2014
Land	$1,316	$1,316
Building and leasehold improvements	12,374	12,258
Office furniture, fixtures and equipment	2,269	2,018
Machinery and equipment	300,986	266,309

	316,945	281,901
Less accumulated depreciation	(167,980)	(106,305)
Assets not placed into service	4,660	14,304

Total	$153,625	$189,900

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

The machinery and equipment balance as of December 31, 2015 and 2014 includes $10.1 million of hydraulic fracturing equipment under capital lease. Accumulated depreciation for the hydraulic fracturing equipment under capital leases was $3.0 million and $0.3 million for the years ended December 31, 2015 and 2014, respectively. See Note 8 (Capital Leases). In 2015, the Company recorded a $0.3 million impairment on its drilling rig fleet, as the continued fall in commodity prices resulted in a decline in the anticipated utilization rates for the drilling rig fleet, indicating these long-lived assets may not be recoverable.

(8) Long-Term Debt

Long-term debt at December 31, 2015 and 2014 consisted of the following:

	Thousands of Dollars
	2015	2014
Notes due 2019	$193,750	$198,750
Capital lease	8,037	9,673
Other capital leases	70	94
Related Party Loan	22,174	20,000
Less: Unamortized debt discount and debt issuance costs	(8,857)	(10,062)

Total debt	215,174	218,455
Less: current portion	(4,660)	(4,797)

Long-term debt, including capital leases	$210,514	$213,658

Senior Secured Notes and Revolver

On August 8, 2014, KGH Intermediate Holdco II, LLC (“Holdco II”) entered into a notes purchase agreement (“NPA”) in connection with the issuance of a $150.0 million of notes (the “Notes”), of which approximately $122.9 million of the proceeds were used to retire the existing debt. On September 24, 2014, Holdco II issued $50.0 million of delayed draw of Notes, bringing the total outstanding Notes under the NPA to $200.0 million. The Notes, which is payable to US Bank, bears interest at 7.5% plus London Interbank Offered rate (“LIBOR”), subject to 1% floor, and matures on August 8, 2019. Principal payments of $1.3 million plus interest are due quarterly. The Notes are secured by property and equipment and other assets. The Notes are guaranteed by KGH Intermediate Holdco I, LLC (“Holdco I”).

In 2014, the Company recorded a total loss of $2.3 million for debt extinguishment.

In addition to the NPA, on August 8, 2014, Holdco II executed a revolving credit agreement (the “Revolver”) with PNC Bank that permitted advances of up to $30.0 million, subject to certain criteria under a revolving credit agreement. On April 7, 2015, the Revolver was amended to permit advances of up to $50.0 million. The Revolver bears interest at 2.25% plus LIBOR and expires on January 8, 2019. Other than a $2.0 million letter of credit issued to CIT Finance LLC (“CIT”) relating to a capital lease (see Capital Leases), there were no other amounts outstanding under the Revolver as of December 31, 2015 and 2014. The available balance under the Revolver was $32.6 million and $27.5 million as of December 31, 2015 and 2014, respectively. Holdco II is required to pay a quarterly commitment fee of  1/2 of 1% on the unused portion of the Revolver. Holdco II is subject to certain customary affirmative and negative covenants related to its borrowings, including maintaining a fixed charge coverage ratio of not less than 1.0 to 1.0, which is only tested when the undrawn availability on the Revolver is less than or equal to 25% of the aggregate commitment amounts, or $12.5 million.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Maturities of the Notes debt are as follows:

Year-end December 31,	Thousands of Dollars
2016	$3,750
2017	5,000
2018	6,250
2019	178,750

Capital Leases

On November 14, 2014, Keane Frac, L.P. (“Lessee”) obtained funding through a capital lease with CIT. In consideration of the payment by Lessor, the Company assigned and transferred an interest in new hydraulic fracturing equipment. Under the capital lease agreement, Lessor paid $10.0 million to Lessee and entered into an agreement to lease the equipment back to the Company under a five-year term at an interest rate of 4.73% per annum. Monthly lease payments to Lessor are $0.2 million. Total interest paid on this lease in 2015 was $0.4 million and remaining principal balance outstanding as of December 31, 2015 was $8.0 million. Total interest paid on this lease in 2014 was $0.04 million and remaining principal balance outstanding as of December 31, 2014 was $9.7 million.

The Company leases certain machinery and equipment under a capital lease that expires in 2018. Total remaining principal balance outstanding on this lease as of December 31, 2015 and 2014 was $0.07 million and $0.09 million, respectively.

Amortization on assets held under capital leases is included with depreciation expense.

Future annual lease commitments, including the interest component, for the next five years are listed below:

Year-end December 31,	Thousands of Dollars
2016	$2,089
2017	2,089
2018	2,077
2019	2,714
2020	—

Related Party Loan

For additional information on the related party indebtedness, see Note 18 (Related Parties).

Deferred Financing Costs

Costs incurred to obtain financing are capitalized and amortized using the effective interest method and netted against the carrying amount of the related borrowing. The amortization is classified within interest expense on the consolidated statements of operations and comprehensive loss and was $2.1 million and $0.6 million for the years ended December 31, 2015 and 2014, respectively. In 2015, Holdco II capitalized $0.3 million of deferred financing costs in connection with an anticipated modification of the NPA in 2016. Holdco II capitalized $10.6 million of deferred financing costs in connection with the aforementioned $200.0 million of Notes and $10.0 million capital lease executed in 2014.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Furthermore, in connection with retrospective adoption of ASU 2015-03 the Company reclassified short-term deferred financings costs of $2.1 million and $1.9 million and long-term deferred financing costs of $6.8 million and $8.2 million from other current assets and other non-current assets, respectively to current maturities of long-term debt and to long-term debt, less current maturities, respectively, as of December 31, 2015 and December 31, 2014.

(9) Derivatives

Holdco II uses interest-rate-related derivative instruments to manage its variability of cash flows associated with changes in interest rates on its variable-rate debt. Holdco II does not enter into derivative instruments for any purpose other than cash flow hedging. Holdco II does not speculate using derivative instruments.

Holdco II uses variable-rate LIBOR debt, subject to a 1% floor, to finance its capital growth initiatives. The debt obligations expose Holdco II to variability in interest payments due to changes in interest rates. Management believes it is prudent to limit the variability of a portion of its interest payments. To meet this objective, in 2014, management entered into a LIBOR based interest rate swap agreement to manage fluctuations in cash flows resulting from changes in the benchmark interest rate of LIBOR. Under the terms of the interest rate swaps, Holdco II receives LIBOR based variable interest rate payments, subject to a 1% floor, and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt for the notional amount of its debt hedged. The derivative instrument terminates in 2019. As of December 31, 2015 and 2014, the total notional amount of Holdco II’s outstanding interest-rate swap agreement that was entered into to hedge its outstanding debt obligations was $144.4 million and $148.1 million, respectively.

The fair values of the derivative instrument and the line items where it appears on the consolidated balance sheets were as follows:

	Thousands of Dollars
	2015	2014
Assets:
Other long-term assets	$—	$687
Liabilities:
Other current liabilities	1,100	1,541
Other long-term liabilities	941	—

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

The effect of the derivative instrument on the consolidated statements of operations and comprehensive loss for the years ended December 31, 2015 and 2014 was as follows:

	Thousands of Dollars
Derivatives in cash flow hedging relationships	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Location of gain (loss) reclassified from AOCI into income (effective portion)	Amount of gain (loss) reclassified from AOCI into income (effective portion)	Location of gain (loss) recognized in income on derivative (ineffective portion)	Amount of gain (loss) recognized in income on derivative (ineffective portion)
2015:
Interest rate contracts	$(2,765)	Interest expense	$(1,578)	Other income/ (expense)	$—
2014:
Interest rate contracts	$(1,262)	Interest expense	$(408)	Other income/ (expense)	$—

The gain (loss) recognized in other comprehensive income for the derivative instrument appears under the line item “Hedging activities”, in the consolidated statements of operations and comprehensive loss.

There were no gains or losses recognized in income as a result of excluding amounts from the assessment of hedge effectiveness. There were no amounts reclassified into earnings as a result of discontinuing cash flow hedge accounting, as it is probable that the originally forecasted transaction will occur. Based on recorded values at December 31, 2015, $1.4 million of net losses will be reclassified from accumulated other comprehensive income into earnings within the next 12 months.

See Note 10 (Fair Value Measurements and Financial Instruments) for further information related to the Company’s derivative instruments.

(10) Fair Value Measurements and Financial Instruments

The fair values of the Company’s assets and liabilities represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction at the reporting date. These fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. The Company discloses the fair values of its assets and liabilities according to the quality of valuation inputs under the following hierarchy:

•	Level 1 Inputs: Quoted prices (unadjusted) in an active market for identical assets or liabilities.

•	Level 2 Inputs: Inputs other than quoted prices that are directly or indirectly observable.

•	Level 3 Inputs: Unobservable inputs that are significant to the fair value of assets or liabilities.

The classification of an asset or liability is based on the lowest level of input significant to its fair value. Those that are initially classified as Level 3 are subsequently reported as Level 2 when the fair value derived

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

from unobservable inputs is inconsequential to the overall fair value, or if corroborated market data becomes available. Assets and liabilities that are initially reported as Level 2 are subsequently reported as Level 3 if corroborated market data is no longer available. Transfers occur at the end of the reporting period. There were no transfers into or out of Levels 1, 2 and 3 during 2015 and 2014.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, derivative, long-term debt, capital lease obligations and contingent liability. The carrying values of all the Company’s financial instruments included in the accompanying balance sheets approximated or equaled their fair values at December 31, 2015 and December 31, 2014.

•

The carrying values of cash and cash equivalents, accounts receivable and accounts payable (including accrued liabilities) approximated fair value at December 31, 2015 and December 31, 2014, due to their short-term nature.

•

The carrying value of amounts outstanding under long-term debt agreements with variable rates approximated fair value at December 31, 2015 and December 31, 2014, as the variable interest rates approximated market rates.

•

The fair market value of the derivative financial instrument reflected on the balance sheet as of December 31, 2015 and December 31, 2014 was determined using industry-standard models that consider various assumptions including current market and contractual rates for the underlying instruments, time value, implied volatilities, nonperformance risk, as well as other relevant economic measures. Substantially all of these inputs are observable in the marketplace through the full term of the instrument and can be supported by observable data.

Recurring Fair Value Measurement

The following table presents the placement in the fair value hierarchy of assets and liabilities that were measured at fair value on a recurring basis at December 31, 2015 and 2014:

	Thousands of Dollars
		Fair value measurements at reporting date using
	December 31, 2015	Level 1	Level 2	Level 3
Assets:
Interest rate derivative	$—	$—	$—	$—
Liabilities:
Interest rate derivative	2,041	—	2,041	—

	December 31, 2014	Level 1	Level 2	Level 3
Assets:
Interest rate derivative	$687	$—	$687	$—
Liabilities:
Interest rate derivative	1,541	—	1,541	—

Non-Recurring Fair Value Measurement

The fair values of indefinite-lived assets and long-lived assets are determined with internal cash flow models based on significant unobservable inputs. The Company measures the fair value of its property, plant and

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

equipment using the discounted cash flow method, the fair value of its customer contracts using the multi-period excess earning method and the fair value of its trademarks using the relief from royalty method. Given the unobservable nature of the inputs used in the Company’s internal cash flow models, the cash flows models are deemed to use Level 3 inputs.

During 2015, the Company recorded an impairment on its trade name and drilling rig fleet under the Other Services segment and on its customer contracts in its Completion Services segment. The Company wrote these assets down from a net carrying value of $10.0 million to $6.1 million and recognized an impairment loss of $3.9 million. During 2014, the Company recorded impairments on its trade name under the Other Services segment and on two customer contracts in its Completion Services and Other Services segments. The Company wrote these assets down from their net carrying value of $12.3 million to their estimated fair value of $1.2 million and recognized an impairment loss of $11.1 million.

Credit Risk

The Company’s financial instruments exposed to concentrations of credit risk consist primarily of cash and cash equivalents, derivative contract and trade receivables.

The Company’s cash balances on deposits with financial institutions total $53.4 million and $52.2 million as of December 31, 2015 and 2014, respectively, which exceed FDIC insured limits. The Company regularly monitors these institutions’ financial condition.

The credit risk from the derivative contract derives from the potential failure of the counterparty to perform under the terms of the derivative contract. The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit rating is higher than BBB. The derivative instrument entered into by the Company does not contain credit-risk-related contingent features.

The majority of the Company’s trade receivables have payment terms of 30 days or less. For the year ended December 31, 2015, trade receivables from three customers individually represented 54%, 26% and 17%, respectively. For the year ended December 31, 2014, trade receivables from four customers individually represented 22%, 20%, 16% and 10%, respectively. The Company mitigates the associated credit risk by performing credit evaluations and monitoring the payment patterns of its customers.

(11) Defined Contribution Plan

The Company sponsors a 401(k) defined contribution retirement plan covering eligible employees. The Company makes matching contribution of up to 3.5% of compensation. Contributions made by the Company were $0.9 million and $0.8 million for the years ended December 31, 2015 and 2014, respectively.

(12) Unit-Based Compensation

The Company has a unit-based management incentive plan (the “Plan”) to grant Class C units to management. Under the Plan, a maximum of 149,425 Class C units have been authorized, of which 113,283 have been granted as of December 31, 2015. Authorization of additional units requires approval of the board of directors.

The Class C units granted under the Plan vest based on the participants continued employment with the Company (“Time-Based Units”) and based on the achievement of performance objectives as determined by the Compensation Committee (“Performance-Based Units”). The Time-Based Units vest with respect to one-third on

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

the first anniversary of the grant date and with respect to an additional one-third on each of the next two anniversaries of such date subject to the participants continued employment. The Performance-Based Units vest over the same periods, subject to the attainment of certain performance objectives.

The Company determined the fair value of the unit awards with the assistance from a third-party valuation expert. The fair value of each unit award is estimated on the date of grant using a Monte Carlo option pricing model. A significant input of the option pricing method was the enterprise value of Keane Group Holding, LLC. The Company estimated the enterprise value utilizing a combination of the income and market approaches. Additional significant inputs used in the option pricing method included the length of holding period, discount for lack of marketability and volatility.

The Company granted 8,815 and 5,510 units in 2015 and 2014, respectively. During 2015 and 2014, 28,650 and 6,061 units were bought back, respectively. The total amount paid during the years ended December 31, 2015 and 2014 for profit interest unit buy backs was $0.2 million and $0.2 million, respectively.

Non-cash compensation cost related to Time-Based Units recognized in operating results during the years ended December 31, 2015 and 2014 was $0.2 million and $1.3 million, respectively. At December 31, 2015 and 2014, there was $0.2 million and $0.2 million, respectively, of total unrecognized compensation cost related to unvested Time-Based Units under the Plan.

Non-cash compensation cost with respect to the vested portion of the Performance-Based Units recognized in operating results during the years ended December 31, 2015 and 2014 was $0.2 million and $1.1 million, respectively. The awards for Performance-Based Units were accounted for at fair value. With respect to the remaining unvested portion of the Performance-Based Units, no compensation cost has been recognized as of December 31, 2015, because the performance criteria has not been defined. Once the performance criteria has been defined, which is done annually, the Company will account for the remaining awards at fair value.

The inputs used to calculate the fair value determination of the 2015 performance-based awards are provided in the following table. Because the Company’s shares are not publicly traded and its shares are not traded privately, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the unit is based on the U.S. Treasury yield curve at the date of grant.

	Thousands of Dollars
	2015	2014
Valuation assumptions:
Expected dividend yield	0%	0%
Expected volatility	60% - 70%	47.5%
Expected term (years)	2 - 3	2 - 5
Risk-free interest rate	0.80% - 1.10%	1.49%

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

(13) Accumulated Other Comprehensive Income

Accumulated other comprehensive income (loss) (“AOCI”) in the equity section of the balance sheets included

	Thousands of Dollars
	Foreign currency items	Interest rate contract	AOCI
December 31, 2013	$(736)	—	$(736)
Other comprehensive income (loss)	(1,148)	(854)	(2,002)

December 31, 2014	(1,884)	(854)	(2,738)
Other comprehensive income (loss)	(741)	(1,187)	(1,928)

December 31, 2015	$(2,625)	$(2,041)	$(4,666)

The following table summarizes reclassifications out of accumulated other comprehensive income during the years ended December 31:

	Thousands of Dollars		Affected line item in the consolidated statement of operations
Details about AOCI components	2015	2014
Interest rate derivative	$(1,578)	(408)	Interest expense
Foreign currency items	—	—	Other income

Total reclassifications	$(1,578)	(408)

(14) Operating Leases

The Company has certain non-cancelable operating leases for various equipment and office facilities. Certain leases include escalation clauses for adjusting rental payments to reflect changes in price indices. There are no significant restrictions imposed on the Company by the leasing agreements with regard to asset dispositions or borrowing ability.

Rental expense for operations excluding daily rentals and reimbursable rentals was $6.3 million and $7.2 million for the years ended December 31, 2015 and 2014, respectively.

Minimum lease commitments under operating leases for the next five years are $11.3 million, as listed below:

Year-end December 31,	Thousands of Dollars
2016	$6,712
2017	2,285
2018	873
2019	807
2020	630

The Company has three long-term operating leases in Canada. The Company contracted sub-tenants for two of the leased properties during the fourth quarter of 2015 and is actively seeking a sub-tenant for the third leased property. As of December 31, 2015, the total minimum rentals to be received in the future under the two active subleases are $0.3 million. See Note 18 (Wind-down of a Foreign Subsidiary).

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

(15) Income Taxes

For the years ended December 31, 2015 and 2014, income (loss) from continuing operations before taxes that is directly subject to income taxes consist of the following:

	Thousands of Dollars
	2015	2014
Foreign	$(172)	$1,229

Income taxes charged to income (loss) from continuing operations were as follows:

	Thousands of Dollars
	2015	2014
Current (benefit) provision:
Foreign	$(197)	$265

Total current provision	(197)	265
Deferred provision:
Foreign	990	101

Total deferred provision	990	101

Provision for income taxes	$793	$366

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Major components of deferred tax liabilities and assets at December 31 were:

	Thousands of Dollars
	2015	2014
Deferred tax liabilities
PP&E and intangibles	$—	$(36)

Total deferred tax liabilities	—	(36)
Deferred tax assets
Intangibles	139	—
Valuation allowance	(139)	—

Total deferred tax assets	—	—

Net deferred tax liabilities	$—	$(36)

Noncurrent liabilities included deferred taxes of nil and $0.04 million at December 31, 2015 and December 31, 2014, respectively.

The Company had no provisions for uncertain tax positions as of December 31, 2015 and December 31, 2014.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

(16) Commitments and Contingencies

The Company entered into purchase agreements for certain hydraulic fracturing and wireline equipment in 2015 and 2014. As of December 31, 2015 and 2014, the Company had $1.1 million and $10.9 million of deposits on equipment, respectively. The remaining purchase commitment is estimated at $1.7 million at December 31, 2015.

In connection with the Company’s acquisition of UTFS in 2013, the Company made the final contingent consideration payment of $2.5 million in February 2015.

On March 26, 2012, the Company entered into a railcar and transload agreement with B&H Rail Corporation (“B&H”). The agreement had an effective date of March 1, 2012 and a term of five years with a renewal option of three additional five year terms. B&H owns a rail spur and transloading facility located in Coopers, New York. This agreement required B&H to make certain property improvements and allowed the Company almost exclusive use of this terminal. As part of the agreement, the Company was required to transload a minimum number of tons and process a minimum number of railcars through the facility during the twelve-month period ended February 28, 2016. In the event of any annual shortfall, the Company is subject to a penalty fee for every ton or railcar short of the requirement. For the twelve-month period ended February 29, 2016 and February 28, 2015, the Company recorded a total charge of $0.2 million and $0.5 million, respectively, associated with the committed shortfall. The Company’s total minimum commitment through the remainder of the contract is $0.3 million.

During 2011 through 2015, the Company entered into certain long-term raw material supply agreements for the supply of proppant to be used in hydraulic fracturing. As part of these agreements, the Company is subject to minimum tonnage purchase requirements and must pay penalties in the event of any shortfalls. In 2015, the Company did not recognize any shortfalls under these contracts. The Company’s total aggregate minimum commitment through the remainder of these contracts is $61.8 million.

Aggregate minimum commitments under these contracts for the next five years are listed below.

Year-end December 31,	Thousands of Dollars
2016	$16,276
2017	19,191
2018	8,264
2019	7,000
2020	7,000

At December 31, 2015 and 2014, the Company had issued letters of credit under the Revolver of $2.0 million, which secured performance obligations related to the CIT capital lease.

Litigations

From time to time, the Company is subject to legal and administrative proceedings, settlements, investigations, claims and actions. The Company’s assessment of the likely outcome of litigation matters is based on its judgment of a number of factors including experience with similar matters, past history, precedents, relevant financial and other evidence and facts specific to the matter. Notwithstanding the uncertainty as to the final outcome, based upon the information currently available to it, the Company does not currently believe these matters in aggregate will have a material adverse effect on its financial position or results of operations.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

(17) Related Party Transactions

Cerberus Operations and Advisory Company, an affiliate, provides certain consulting services to the Company. The Company paid $0.7 million and $0.3 million for these services during the years ended December 31, 2015 and 2014, respectively.

On December 23, 2014, the Company entered into a $20.0 million payment in kind loan with KG Fracing Acquisition Corp. and S&K Management Services, LLC, shareholders of the Company (the “Related Party Loan”). The loan matures on November 8, 2019 and bears interest at 10.0% per annum. The proceeds from this loan may be used to fund any capital needs of the Company’s subsidiaries or any other lawful purpose. Total interest accrued on this loan as of December 31, 2015 was $2.2 million.

The Company leases a residential house from a current employee. The Company paid $0.04 million and $0.09 million in rents during the years ended December 31, 2015 and 2014, respectively.

(18) Wind-down of a Foreign Subsidiary

During the first quarter of 2015, the Company’s Canadian operations lost an open bid for the renewal of a customer contract that had been material to the foreign operations in prior years. Due to the loss of this contract, coupled with the unfavorable market conditions driven by low oil prices, management decided to exit wireline operations in Canada and implemented an exit strategy to dispose of the assets of the Canadian operations in multiple phases.

The phases were as follows:

•	Phase 1 included completing the remainder of the customer contract during the first quarter of 2015.

•	Phase 2 included disposing of the physical assets of the Canadian operations by selling them to third parties or transferring them to Keane Frac LP during the second quarter of 2015.

•	Phase 3 included repatriating $8.0 million CAD ($6.7 million USD) of cash from Keane Completions CN Corp.

•

Phase 4 included settlement of the outstanding obligations of the Canadian operations. The Company has three long-term operating leases still in effect. These leases and any trailing costs are settled on an ad hoc basis. The Company contracted sub-tenants for two of the leased properties during the fourth quarter of 2015 and is actively seeking a sub-tenant for the third leased property.

•	Phase 5 included transitioning the $4.7 million CAD of goodwill related to the Completion Services segment from Keane Completions CN Corp. to Holdco II as of December 31, 2015.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

The Company expects to incur approximately $2.7 million in costs associated with the wind-down of the Canadian operations. Exit costs incurred as of December 31, 2015 and the line items where they appear on the consolidated statements of operations and comprehensive loss were as follows:

		Thousands of Dollars
Location in consolidated statements of operations and comprehensive loss	Description	2015
Cost of services
	Severance pay	$208

Selling, general and administrative expenses
	Severance pay	$267
	Consulting and legal fees	39
	Retention pay	187
	Asset sales and disposals costs	525
	Lease exit costs	1,375
	Other costs	121

		$2,514

The activity in the exit liabilities recognized in connection with the wind-down of the Canadian operations, which are presented as accrued liabilities on the consolidated balance sheets, were as follows:

	Thousands of Dollars
	Beginning balance	Charges incurred	Cash payments	Currency, lease accretion and other adjustments	Ending balance
2015:
Termination benefits	$—	$64	$(64)	$—	$—
Lease and contract obligations	—	1,643	(427)	(457)	759

Total exit liabilities	$—	$1,707	$(491)	$(457)	$759

(19) Limited Liability Company

As a limited liability company, the members are not liable for any debt, obligation or other liability of the Company. As noted in Note 1(b), the Company restructured its legal entities on March 2, 2011. The Company shall continue in perpetuity until terminated.

(20) Business Segments

Management operates the Company in two reportable segments: Completion Services and Other Services. Each reportable segment represents a business with 1) discrete revenue-generating and expense-incurring activities and 2) a unique customer base.

Completion Services.

The Company’s Completion Services segment includes its hydraulic fracturing and wireline businesses. The Company’s customers use its hydraulic fracturing services to enhance the production of oil and natural gas from

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

formations with low permeability and restricted flow of hydrocarbons. The process of hydraulic fracturing involves pumping a highly viscous, pressurized fracturing fluid—typically a mixture of water, chemicals and guar—into a well casing or tubing in order to fracture underground mineral formations. These fractures release trapped hydrocarbon particles and free a channel for the oil or natural gas to flow freely to the wellbore for collection. Fracturing fluid mixtures include proppant which become lodged in the cracks created by the hydraulic fracturing process, “propping” them open to facilitate the flow of hydrocarbons upward through the well. Proppant generally consists of raw sand, resin-coated sand or ceramic particles. The fracturing fluid is engineered to lose viscosity, or “break,” and is subsequently removed from the formation, leaving the proppant suspended in the mineral fractures.

In addition, the Company also provides wireline services. Wireline services involve the use of a single truck equipped with a spool of wireline that is unwound and lowered into oil and natural gas wells to convey specialized tools or equipment for well completion, well intervention, pipe recovery and reservoir evaluation purposes. The Company typically provides its wireline services in conjunction with its hydraulic fracturing services in “plug-and-perf” well completions to maximize efficiency for the Company’s customers. “Plug-and-perf” is a multi-stage well completion technique for cased-hole wells that consists of pumping a plug and perforating guns to a specified depth. Once the plug is set, the zone is perforated and the tools are removed from the well, a ball is pumped down to isolate the zones below the plug and the hydraulic fracturing treatment is applied. The ball-activated plug diverts fracturing fluids through the perforations into the formation. The ability to provide both the wireline and hydraulic fracturing services required for a “plug-and-perf” completion increases efficiencies for customers by reducing downtime between each process, which in turn allows the Company to complete more stages in a day and ultimately reduces the number of days it takes a customer to complete a well.

The Company provides its Completion Services in several of the most active basins in the U.S., including the Permian Basin, the Marcellus Shale/Utica Shale and the Bakken Formation.

Other Services:

The Company’s Other Services segment includes drilling services and provides top-hole air drilling services, using fit-for-purpose top-hole air drilling rigs that contain an automated pipe handling system and can drill to depths up to ten thousand feet. The Company provides drilling services in the Marcellus and Utica Shales.

During 2016, in connection with the acquisition of Trican, the Company reassessed the composition of its reportable segments effective June 30, 2016. The change in the reportable segments resulted from changes in the organization and reporting, and was reflected through retroactive revision of segment information for the years ended December 31, 2015 and 2014. As such, the corresponding information for 2015 and 2014 has been adjusted to present segment information on a comparable basis consistent with the reportable segments presentation effective June 30, 2016.

The accounting policies of the segments are the same as those described in Note 2 (Summary of Significant Accounting Policies).

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Management evaluates the performance of each segment based on gross profit and operating (loss) income. The following tables present selected financial information with respect to the Company’s reportable segments. Corporate and other represents costs not directly associated with an operating segment, such as interest expense and corporate overhead. Corporate assets include cash, deferred financing costs, derivative and entity-level plant, property and equipment.

	Thousands of Dollars
	2015	2014
Operations by business segment
Revenue:
Completion Services	$363,008	$383,173
Other Services	3,149	12,661

Total revenue	$366,157	$395,834

Gross profit by business segment
Completion Services	$57,080	$68,390
Other Services	2,481	3,726

Total gross profit	$59,561	$72,116

Operating (loss) income:
Completion Services	$(12,965)	$5,496
Other Services	(2,159)	(12,022)
Corporate and Other	(24,587)	(26,169)

Total operating (loss)	$(39,711)	$(32,695)

Capital expenditures:
Completion Services	$27,228	$140,927
Other Services	8	407
Corporate and Other	10	59

Total capital expenditures	$27,246	$141,393

Depreciation and amortization:
Completion Services	$65,114	$62,579
Other Services	3,169	5,156
Corporate and Other	1,264	519

Total depreciation and amortization	$69,547	$68,254

Impairment:
Completion Services	$2,443	$506
Other Services	1,471	10,592
Corporate and Other	—	—

Total impairment	$3,914	$11,098

Exit Costs:
Completion Services	$2,722
Other Services
Corporate and Other	—	—

Total exit costs	$2,722	—

Income tax provision:
Completion Services	$—	$—
Other Services	—	—
Corporate and Other	793	366

Total income tax:	$793	$366

Revenue by geography:
United States	$359,289	$377,230
Canada	6,868	18,604

Total revenue	$366,157	$395,834

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

	Thousands of Dollars
	December 31, 2015	December 31, 2014
Total assets by segment:
Completion Services	$267,250	$339,639
Other Services	7,064	12,960
Corporate and Other	50,481	66,256

Total assets	$324,795	$418,855

Total assets by geography:
United States	$322,193	$401,267
Canada	2,602	17,588

Total assets	$324,795	$418,855

Goodwill by segment:
Completion Services	$48,882	$49,013
Other Services	—	—
Corporate and Other	—	—

Total goodwill	$48,882	$49,013

(21) Recently Adopted Accounting Standards

In April 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, “Presentation of Financial Statements and Property, Plant and Equipment,” which amends existing requirements for reporting discontinued operations. This ASU limits discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have a major effect on the entity’s operations and financial results. Additional disclosures will be required to describe the impact of the discontinued operation on the major classes of line items on the consolidated financial statements. The ASU became effective for the Company beginning January 1, 2015 and was adopted prospectively. The adoption of this ASU did not have an effect on the Company’s consolidated balance sheets or consolidated statements of operations and comprehensive loss.

In March 2013, the FASB issued ASU No. 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” This ASU clarifies that the CTA should not be released into net income unless a parent sells a part of its investment within a foreign entity which represents the complete or substantially complete liquidation of the reporting parent’s investment in the broader foreign entity. The ASU also requires the release of all the related CTA into net income upon gaining control in a step acquisition of an equity method investment that is considered to be a stand-alone foreign entity, and a pro rata release of the related CTA into net income upon a partial sale of an interest in an equity method investment that is considered to be a stand-alone foreign entity. The ASU became effective for the Company beginning January 1, 2015 and was adopted prospectively. The adoption of this ASU did not have an effect on the Company’s consolidated balance sheets or consolidated statements of operations and comprehensive loss.

In April 2015, the FASB issued ASU No. 2015-03, “Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs,” which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability. The ASU also requires amortization of debt issuance costs to be reported as interest

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

expense. The ASU is effective for annual periods beginning after December 15, 2015. The Company has implemented the provisions of ASU 2015-03, retrospectively. The Company adopted this Standard on January 1, 2016, and applied the provisions of the standard retrospectively to the years ended December 31, 2015 and 2014 and presented all debt issuance costs net within long-term debt.

In August 2015, the FASB issued ASU No. 2015-15, “Interest—Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements,” which allows for debt issuance costs associated with line-of-credit arrangements to be presented as an asset and subsequently amortized ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The ASU is effective for annual periods beginning after December 15, 2015. The Company implemented the provisions of ASU 2015-15 on January 1, 2016. The Partnership has elected this presentation in its consolidated financial statements and footnote disclosures with respect to its deferred financing costs on the revolving credit facility and continued to present these items within other non-current assets.

(22) Recently Issued Accounting Standards

In May 2014 the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers,” which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. This ASU supersedes the revenue recognition requirements in FASB ASC Topic 605, “Revenue Recognition,” and most industry-specific guidance. This ASU sets forth a five-step model for determining when and how revenue is recognized. Under the model, an entity will be required to recognize revenue to depict the transfer of goods or services to a customer at an amount reflecting the consideration it expects to receive in exchange for those goods or services. Additional disclosures will be required to describe the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers,” which deferred the effective date of ASU 2014-09 for all entities by one year and is effective for fiscal years and interim periods within fiscal years beginning after December 15, 2017. Entities may choose to adopt the standard using either a full retrospective approach or a modified retrospective approach. The Company is currently evaluating the impact of the adoption of this ASU.

In August 2014, the FASB issued ASU No 2014-15, “Presentation of Financial Statements – Going Concern,” which requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). ASU 2014-15 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016, with early application permitted.

In January 2015, the FASB issued ASU No. 2015-01, “Income Statement—Extraordinary and Unusual Items: Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items,” which eliminates from U.S. GAAP the concept of extraordinary items. The ASU is effective for annual periods beginning after December 15, 2015. The Company will implement the provisions of ASU 2015-01, prospectively, effective January 1, 2016. The Company does not expect the adoption of ASU 2015-11 to have a material impact on the consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-05, “Intangibles-Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement,” which

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

provides guidance to help entities determine whether a cloud computing arrangement contains a software license that should be accounted for as internal-use software or as a service contract. The ASU is effective for annual periods beginning after December 15, 2015. The Company will implement the provisions of ASU 2015-05, prospectively, effective January 1, 2016. The Company is evaluating the impact of the adoption of this ASU.

In July 2015, the FASB issued ASU No. 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory,” which requires that inventory measured using FIFO or average cost be measured at the lower of cost and net realizable value. The ASU is effective for annual periods beginning after December 15, 2016. The Company will implement the provisions of ASU 2015-11, prospectively, effective January 1, 2017. The Company is evaluating the impact of the adoption of this ASU.

In September 2015, the FASB issued ASU 2015-16, “Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments,” which requires adjustments to provisional amounts in a business combination be recognized in the reporting period in which the adjustment amounts are determined, eliminating the requirement to retrospectively account for those adjustments. The ASU also requires companies to disclose the amounts recorded in current-period earnings that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The ASU is effective for annual periods beginning after December 15, 2015. The Company will implement the provisions of ASU 2015-16, prospectively, effective January 1, 2016. The Company does not expect the adoption of ASU 2015-16 to have a material impact on the consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes,” which requires that all deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The ASU is effective for annual periods beginning after December 15, 2016. The Company will implement the provisions of ASU 2015-17, retrospectively, effective January 1, 2017. The Company does not expect the adoption of ASU 2015-17 to have a material impact on the consolidated balance sheets.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Financial Liabilities,” which requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income, requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset, and eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost. The ASU is effective for annual periods beginning after December 15, 2017. The Company will implement the provisions of ASU 2016-01 effective January 1, 2018. The Company does not expect the adoption of ASU 2016-01 to have a material impact on the consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a purchase financed by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

of 12 months or less may be accounted for similarly to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The ASU is expected to impact the Company’s consolidated financial statements as the Company has certain operating and real property lease arrangements for which it is the lessee. The standard is effective on January 1, 2019, with early adoption permitted. The Company is currently evaluating the adoption of this standard will have on its condensed consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting (Topic 718),” which is effective for fiscal years and interim periods within fiscal years beginning after December 31, 2016, with a cumulative-effect and prospective approach to be used for implementation. ASU 2016-09 changes several aspects of the accounting for share-based payment award transactions including accounting for income taxes, classification of excess tax benefits on the statement of cash flows, forfeitures, minimum statutory tax withholding requirements and classification of employee taxes paid on the statement of cash flows when an employer withholds shares for tax withholding purposes. The Company is currently evaluating the impact the adoption of this standard will have on its condensed consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326),” which is effective for fiscal years and interim periods within fiscal years beginning after December 15, 2019, with a modified-retrospective approach to be used for implementation. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. Specifically, this new guidance requires using a forward looking, expected loss model for trade and other receivables, held-to-maturity debt securities, loans and other instruments. This will replace the currently used model and likely result in an earlier recognition of allowance for losses. The Company is currently evaluating the impact the adoption of this standard will have on its condensed consolidated financial statements.

In August 2016, the FASB issued ASC 2016-15, “Classification of Certain Cash Receipts and Cash Payments,” which is effective for fiscal years and interim periods within fiscal years beginning after December 15, 2017, with a full retrospective approach to be used upon implementation and early adoption allowed. ASU 2016-15 provides guidance on eight different issues, intended to reduce diversity in practice on how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The Company is currently evaluating the impact the adoption of this standard will have on its condensed consolidated financial statements.

In October 2016, the FASB issued ASU 2016-06, “Intra-Entity Transfers of Asset Other Than Inventory,” which requires entities to recognize the tax consequences of intercompany asset transfers in the period in which the transfer takes place, with the exception of inventory transfers. The ASU is effective for fiscal years and interim periods within fiscal years beginning after December 15, 2017. Entities must adopt the standard using a modified retrospective approach with a cumulative effect adjustment to retained earnings as of the beginning of the period of adoption. The cumulative effect adjustments will include recognition of the income tax consequences of intra-entity transfers of assets other than inventory that occur before the adoption date. Early adoption is permitted but only at the beginning of an annual period for which no financial statements (interim or annual) have already been issued or made available for issuance. The Company is currently evaluating the impact the adoption of this standard will have on its condensed consolidated financial statements.

(23) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through November 9, 2016, the date at which the financial statements were available to be issued.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Acquisition: Trican Well Service Ltd

On March 16, 2016, the Company acquired the majority of the U.S. assets and assumed certain liabilities of Trican Well Service L.P. (the “Trican’s U.S. Operations”), for total consideration of $248.1 million, comprised of $199.4 million in cash, $6 million of adjustments pursuant to terms of the acquisition agreement to Trican Well Service Ltd. (the “Seller”), and $42.7 million in Class A and C Units in Keane (the “Trican Transaction”). Trican’s U.S. Operations provides oilfield services to oil and natural gas exploration and production companies across multiple basins in the United States, including hydraulic fracturing and other services.

As a result of the Trican Transaction, the Company acquired, among other things, approximately 645,000 hydraulic horsepower, 14 cement pumps, seven coiled tubing units, 19 nitrogen units and 14 acidizing units and assumed various customer relationships. In addition, the Company acquired Trican’s U.S. Operations located in strategic oil and gas basins, including the Marcellus Shale/Utica Shale, the Bakken Formation, the Permian Basin, and the Eagle Ford Shale.

In connection with this acquisition, the Company incurred $2.2 million of transaction costs in 2015, which is classified within selling, general and administrative expenses on the consolidated statements of operations and comprehensive loss.

Notes and Derivatives

On March 16, 2016, Holdco II amended its NPA, converting the variable rate of 7.5% plus LIBOR, subject to 1% floor, to a fixed rate of 12%. Because the Notes is no longer subject to variable interest rates, Holdco II executed an interest rate swap that mirrors its existing interest rate swap to offset the impact of future changes in LIBOR.

On March 16, 2016, in connection with the Trican Transaction, Holdco II entered into a Credit Agreement (the “Term Loan Facility”) with CLMG Corp., acting as administrative agent for the purchasers thereunder. The Term Loan Facility provides for a first lien term loan (the “Term Loan”) in the principal amount of $100 million. The Term Loan bears interest by reference, at Holdco II’s election, to the base rate or LIBOR rate, plus an applicable margin of 6.00% on base rate loans and 7.00% on LIBOR rate loans, subject to a 1.50% floor. The Term Loan matures on March 16, 2021 or if the Notes mature on or prior to March 16, 2021, then the date that is 91 days prior to the earlier of (i) March 16, 2021 and (ii) the date of the maturity of the obligations under the NPA. Principal payments of $0.6 million plus interest are due quarterly. The Term Loan is secured by property and equipment and other assets, and is guaranteed by Holdco I, Keane Frac, LP, Keane Frac GP, LLC, KS Drilling, LLC and Keane Frac TX, LLC. The Term Loan is guaranteed by Holdco I and all of the Company’s operating subsidiaries. In conjunction with this new Term Loan, Holdco II executed an interest rate swap effective March 31, 2016 through May 9, 2019. Under the terms of the interest rate swap, Holdco II receives LIBOR based variable interest rate payments, subject to a 1.5% floor, and makes fixed interest rate payments based on a fixed rate of 1.868%, thereby creating the equivalent of fixed-rate debt for the notional amount hedged. The notional amount of the interest rate swap is $100.0 million, decreasing quarterly to match the outstanding balance of the new term loan.

On March 16, 2016, in connection with the Trican Transaction, Holdco II and certain of its subsidiaries entered into the Third Amendment to Amended and Restated Revolving Credit and Security Agreement, which, among other things, increased the commitment amount of the Revolver to $100 million and increased the applicable margin to 2.25% on base rate loans and 4.00% on LIBOR rate loans, subject to reductions.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Members

Keane Group Holdings, LLC:

We have audited the accompanying financial statements of Trican Well Service, L.P., which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, partners’ capital, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trican Well Service, L.P. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Houston, Texas

October 20, 2016

TRICAN WELL SERVICE, L.P.

Balance Sheets

December 31, 2015 and 2014

(Amounts in thousands)

	2015	2014
Assets
Current assets:
Cash and cash equivalents	$12,758	$13,070
Trade accounts receivable net of allowance of $261 at December 31, 2015 and $3,196 at December 31, 2014	30,163	215,205
Inventories, net	36,697	68,808
Prepaid expenses and other current assets	10,603	18,785
Due from related parties	59,013	45,766

Total current assets	149,234	361,634
Property and equipment, net	217,687	544,043
Intangible assets, net	—	708

Total assets	$366,921	$906,385

Liabilities and Partners’ Capital
Current liabilities:
Trade payables	$28,065	$69,818
Accrued expenses and other current liabilities	12,977	45,462
Current maturities of capital lease obligations	1,960	4,995
Due to related parties	104,970	128,292

Total current liabilities	147,972	248,567
Long term debt	119,800	229,610
Other noncurrent liabilities	1,315	3,221

Total noncurrent liabilities	121,115	232,831

Total liabilities	269,087	481,398

Commitments and Contingencies (Note 13)
Partners’ capital
General partner’s capital	97,736	424,562
Limited partner’s capital	98	425

Total partners’ capital	97,834	424,987

Total liabilities and partners’ capital	$366,921	$906,385

See accompanying notes to financial statements.

TRICAN WELL SERVICE, L.P.

Statements of Operations

Years ended December 31, 2015 and 2014

(Amounts in thousands)

	2015	2014
Revenue	$372,078	$981,837
Operating costs and expenses:
Direct costs	207,618	448,055
Selling, general and administrative expenses	223,832	485,977
Depreciation and amortization	80,684	92,394
Impairment of property and equipment	246,626	—

Total operating costs and expenses	758,760	1,026,427

Operating loss	(386,682)	(44,589)

Other expenses:
Other expense (income), net	103	(1,317)
Interest expense, net	5,438	5,987

Total other expenses	5,541	4,670

Net loss	$(392,223)	$(49,259)

See accompanying notes to financial statements.

TRICAN WELL SERVICE, L.P.

Statements of Partners’ Capital

Years ended December 31, 2015 and 2014

(Amounts in thousands)

	General Partner’s Capital	Limited Partner’s Capital	Total
Balance as of December 31, 2013	$467,262	$468	$467,730
Contributions	11,089	11	11,100
Distributions	(5,043)	(5)	(5,048)
Stock-based payments	464	—	464
Net loss	(49,210)	(49)	(49,259)

Balance as of December 31, 2014	424,562	425	424,987
Contributions	71,002	71	71,073
Distributions	(6,174)	(6)	(6,180)
Stock-based payments	177	—	177
Net loss	(391,831)	(392)	(392,223)

Balance as of December 31, 2015	$97,736	$98	$97,834

See accompanying notes to financial statements.

TRICAN WELL SERVICE, L.P.

Statements of Cash Flows

Years ended December 31, 2015 and 2014

(Amounts in thousands)

	2015	2014
Cash flows from operating activities:
Net loss	$(392,223)	$(49,259)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	80,684	92,394
Loss on disposal of property and equipment	4,435	8,089
Provision for bad debt expense (recovery)	(45)	2,676
Impairment of property and equipment	246,626	—
Provision for slow moving and obsolete inventory	7,335	5,098
Stock-based compensation	177	464
Decrease (increase) in trade receivables	185,087	(130,763)
Decrease (increase) in inventories	13,401	(27,532)
Decrease (increase) in prepaid expenses and other current assets	8,182	(263)
Decrease (increase) in due from related parties	(3,135)	(4,470)
Increase (decrease) in trade payables	(41,601)	28,892
Increase (decrease) in accrued expenses and other current liabilities	(32,484)	17,801
Increase (decrease) in due to related parties	6,131	9,077
Increase (decrease) in other liabilities	(1,906)	(191)

Net cash provided by (used in) operating activities	80,664	(47,987)

Cash flows from investing activities:
Purchase of property and equipment	(691)	(42,889)
Payments received on note due from a related party	2,000	—
Advances made on note due from a related party	(4,465)	(19,000)

Net cash used in investing activities	(3,156)	(61,889)

Cash flows from financing activities:
Payments on capital leases	(4,309)	(5,871)
Proceeds from the revolving credit facility	58,000	148,000
Payments on the revolving credit facility	(167,494)	(32,000)
Contributions from partners	41,008	11,100
Distributions to partners	(5,025)	(5,048)

Net cash (used in) provided by financing activities	(77,820)	116,181

Net increase (decrease) in cash and cash equivalents	(312)	6,305
Cash and cash equivalents, beginning	13,070	6,765

Cash and cash equivalents, ending	$12,758	$13,070

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$5,879	$5,841
Non-cash investing and financing activity:
Capital lease obligations	$3,153	$2,142
Non-cash capital contributions	$30,065	$—
Non-cash capital distributions	$(1,155)	$—
Non-cash purchases of property and equipment from parent	$2,359	$34,454
Decrease in accrual related to purchases of property and equipment	$(3,054)	$(2,206)
Noncash transfers of property and equipment to Parent	$2,045	$4,336
Non-cash capitalization of components to property and equipment	$5,773	$7,949
Non-cash transfers of inventory to Parent	$5,602	$2,991

See accompanying notes to financial statements.

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

(1) Description of Company

Trican Well Service, L.P. (the “Partnership”) is a multi-basin provider of oilfield services to oil and natural gas exploration and production companies in the United States. The Partnership provides customers with hydraulic fracturing, cementing, coiled tubing and other services.

The Partnership is a wholly owned indirect subsidiary of Trican Well Service Ltd. (the “Parent”); an international oilfield services company incorporated under the laws of the province of Alberta, Canada and traded on the Toronto Stock Exchange.

On January 25, 2016 the Parent entered into a definitive agreement with Keane Group Holdings LLC (“Keane”), a privately held U.S. based oilfield services company, for the sale of Parent’s U.S. pressure pumping business for $200 million in cash, an equity interest in Keane and Class C Profits Interests in Keane that represent an additional economic participation above certain thresholds upon a Keane liquidity event (the “Transaction”). The Transaction includes the sale of substantially all of the assets and liabilities of the Partnership. Businesses retained by the Parent included Trican Geological Services and Trican Industrial and Pipeline Services. The Transaction closed on March 16, 2016.

(2) Basis of Presentation

The financial statements of the Partnership have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), Securities and Exchange Commission (“SEC”) Regulation S-X, Article 3, General Instructions as to Financial Statements and SEC Staff Accounting Bulletin (“SAB”) Topic 1-B, Allocations of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity, and reflect all material adjustments that management believes are necessary to present fairly, in all material respects the financial results for the periods presented.

The Partnership operates independently from the Parent and incurs its own operating expenses. However, certain support functions are provided to the Partnership by the Parent. These functions include corporate finance, information systems, human resources, technology services, research and development, and operational and safety support. The main allocation driver for each of the allocated expenses is time spent supporting the Partnership as a percentage of total time spent by each Parent employee on each area.

Management believes that the assumptions underlying financial statements including assumptions regarding allocating general corporate overhead from the Parent are reasonable. However, such costs may not reflect the actual expenses that would have been incurred had the Partnership been operating as a standalone company for the periods presented. In addition, these costs may not be reflective of costs that would have been incurred if the Partnership was operating as part of Keane.

Actual costs that would have been incurred if the Partnership operated independently from the Parent would depend on multiple factors, including organizational and strategic decisions in various areas, including information technology and infrastructure. Transactions between Trican and the Parent have been identified in these financial statements as transactions between related parties. Refer to Note 15 for further discussion of related party transactions.

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

(3) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain amounts reported in the financial statements. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property and equipment and intangible assets, allowances for doubtful accounts, impairment of long-lived assets, contingent liabilities, fair value of stock-based compensation and net realizable value of inventory.

(b) Cash and Cash Equivalents

The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(c) Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the statements of cash flows.

The Partnership analyzes the need for an allowance for doubtful accounts for estimated losses related to potentially uncollectible accounts receivable on a case by case basis throughout the year. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, the current receivables aging and current payment patterns. The Partnership reserves amounts based on specific identification. Account balances are written off after all means of collection have been exhausted and the potential for recovery is considered remote.

	Thousands of Dollars
	2015	2014
Allowance for doubtful accounts, beginning of year	$3,196	$1,226
Bad debt expense:
Provision for doubtful accounts	1,035	2,676
Recovery of doubtful accounts	(1,080)	—

Total bad debt expense / (recovery)	(45)	2,676
Write off of uncollectible accounts against reserve	(2,890)	(706)

Allowance for doubtful accounts, end of year	$261	$3,196

(d) Inventories

Inventories are stated at the lower of cost or market (net realizable value). Cost is determined using the standard cost method adjusted for variances when necessary, to approximate average costs. Costs of inventories include purchase, conversion and other costs incurred in bringing the inventory to its existing location and condition. Spare parts are valued at the lower of cost or market. Cost is determined using weighted average method.

The Partnership periodically reviews the nature and quantities of inventory on hand and evaluates the net realizable value of items based on historical usage patterns, known changes to equipment or processes and

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

customer demand for specific products. Significant or unanticipated changes in business conditions could impact the magnitude and timing of impairment recognized. Provision for excess or obsolete inventories is determined based on our historical usage of inventory on-hand, volume on hand versus anticipated usage, technological advances, and consideration of current market conditions. Inventories that have not turned over for more than a year are subject to a slow moving reserve provision. In addition, inventories that have become obsolete due to technological advances, excess volume on hand, or not fitting our equipment are written-off.

(e) Revenue Recognition

Revenue from the Partnership’s hydraulic fracturing, cementing and coiled tubing services is earned and recognized as jobs are completed, which is generally on a day or hourly rate, raw material consumption, per stage or similar basis. All revenue is recognized when persuasive evidence of an arrangement exists, the service is complete, the amount is determinable and collectability is reasonably assured, as follows:

Hydraulic Fracturing

The Partnership provides hydraulic fracturing services pursuant to contractual arrangements, such as term contracts and pricing agreements, or on a spot market basis. Revenue is recognized upon the completion of each job, which can consist of one or more fracturing stages or wells. Once a job has been completed to the customer’s satisfaction, a field ticket is created that includes charges for the service performed and the chemicals and proppants consumed during the course of the service. The field ticket may also include charges for the mobilization of the equipment to the location, additional equipment used on the job, if any, and other miscellaneous items. This field ticket is used to create an invoice, which is sent to the customer upon the completion of each job.

Cementing

The Partnership provides cementing services pursuant to contractual arrangements, such as term contracts and pricing agreements, or on a spot market basis. The Partnership typically charges the customer for these services on a per job basis at agreed upon spot market rates or agreed upon job pricing for a particular project. Once a job has been completed to the customer’s satisfaction, a field ticket is written that includes charges for the service performed and the consumables used during the course of service. Revenue is recognized and customers are invoiced upon the completion of each job.

Coiled Tubing

Through its coiled tubing service line, the Partnership provides a range of coiled tubing and other well stimulation services, including nitrogen and pressure pumping services, primarily on a spot market basis. Jobs for these services are typically short term in nature, lasting anywhere from a few hours to several days. Revenue is recognized upon completion of each day’s work based upon a completed field ticket. The field ticket includes charges for the services performed and the consumables used during the course of service. The field ticket may also include charges for the mobilization and set-up of equipment, the personnel on the job, any additional equipment used on the job, and other miscellaneous items. The Partnership typically charges the customer for the services performed and resources provided on an daily basis at agreed-upon spot market rates.

Taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the statements of operations and comprehensive loss.

Shipping and handling costs related to customer contracts are charged to cost of services. To the extent such costs are billable to the customer the amounts are recorded as revenue.

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

(f) Property and Equipment

Property and equipment, inclusive of equipment under capital lease, is stated at cost less accumulated depreciation.

Depreciation is recognized in the statement of operations on a straight-line basis over the estimated useful life of each part of an item of property and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits generated by the asset. Management bases the estimate of the useful life and salvage value of property and equipment on expected utilization, technological change and effectiveness of maintenance programs. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Gains and losses on disposal of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized net within operating costs and expenses in the statements of operations.

Equipment and vehicles held under capital leases are depreciated on a straight-line basis over their estimated useful lives.

Major classifications of property and equipment and their respective useful lives are as follows:

Type of property of equipment	Estimated useful life
Land	Indefinite life
Buildings and leasehold improvements	30 years
Machinery and equipment	5 to 10 years
Office equipment, furniture and fixtures	2 to 10 years

Depreciation methods, useful lives and residual values are reviewed annually and adjusted if appropriate.

The Partnership incurs maintenance costs on its major equipment. Repair and maintenance costs that do not improve or extend the life of the related assets are expensed as incurred. Refurbishments and renewals are capitalized when the value of the equipment is enhanced for a period of greater than 12 months.

(g) Intangible Assets

The Partnership’s acquired intangible assets are comprised of non-compete agreements and customer lists. Non-compete agreements and customer lists were recorded at their estimated fair values on the acquisition date and amortized on a straight-line basis over 8 year and 5 year estimated useful lives, respectively.

(h) Impairment of Long-Lived Assets

The Partnership assesses its intangible assets and property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed using undiscounted future net cash flows of assets grouped at the lowest level for which there are identifiable cash flows independent of the cash flows of other groups of assets.

The Partnership determined the lowest level of identifiable cash flows that are independent of other asset groups to be at the asset group level (cementing, coiled tubing, hydraulic fracturing and other), as well as an

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

entity level asset group for assets that do not have identifiable independent cash flows. Impairments exist when the carrying amount of an asset group exceeds estimates of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. When alternative courses of action to recover the carrying amount of the asset are under consideration, estimates of future undiscounted cash flows take into account possible outcomes and probabilities of their occurrence. If the carrying amount of the asset is not recoverable based on the estimated future undiscounted cash flows, the impairment loss is measured as the excess of the asset group’s carrying amount over its estimated fair value, such that the asset group’s carrying amount is adjusted to its estimated fair value, with an offsetting charge to operating costs and expenses. In assessing fair value of an asset group, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used.

(i) Fair Value Measurements

Fair value represents the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants at the reporting date. The Partnership’s assets and liabilities that are measured at fair value at each reporting date are classified according to a hierarchy that prioritizes inputs and assumptions underlying the valuation techniques. The Partnership utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Partnership determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Quoted prices (unadjusted) in an active market for identical assets or liabilities.

•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Assets and liabilities are classified in their entirety based on the lowest priority level of input that is significant to the fair value measurement. There were no transfers into or out of Levels 1, 2 and 3 during the years ended December 31, 2015 or 2014.

Recurring Fair Value Measurements

The Partnership’s financial instruments consist of cash and cash equivalents, trade receivables, trade payables, accrued expenses, related party balances and long-term debt. The carrying values of all the Partnership’s financial instruments included in the accompanying balance sheets approximated or equaled their fair values at December 31, 2015 and December 31, 2014.

•

The carrying values of cash and cash equivalents, trade receivables, related party balances, trade payables, and accrued expenses approximated fair value at December 31, 2015 and December 31, 2014, due to their short-term nature.

•

The carrying value of amounts outstanding under long-term debt agreements with variable rates approximated fair value at December 31, 2015 and December 31, 2014, as the variable interest rates approximated market rates.

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

Non-Recurring Fair Value Measurements

The fair values of long-lived assets are determined with internal cash flow models based on significant unobservable inputs. The Partnership measures the fair value of its property and equipment using the discounted cash flow method and market participant assumptions. Given the unobservable nature of the inputs used in the Partnership’s internal cash flow models, the cash flows models are deemed to use Level 3 inputs.

During 2015, the Partnership recognized an impairment loss on its long-lived assets of $246.6 million. Refer to Note 8 for further discussion of impairment of long-lived assets.

(j) Employee Benefits and Postemployment Benefits

Contractual termination benefits are payable when employment is terminated due to an event specified in the provisions of a social/labor plan, state or federal law. Accordingly, in situations where minimum statutory termination benefits must be paid to the affected employees, the Partnership records employee severance costs associated with these activities in accordance with ASC 712, Compensation—Nonretirement Post-Employment Benefits. In all other situations where the Partnership pays termination benefits, including supplemental benefits paid in excess of statutory minimum amounts and benefits offered to affected employees based on management’s discretion, the Partnership records these termination costs in accordance with ASC 420, Exit or Disposal Cost Obligations. A liability is recognized for one time termination benefits when the Partnership is committed to i) make payments and the number of affected employees and the benefits received are known to both parties, and ii) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal and can reasonably estimate such amount.

(k) Stock-Based Compensation

The Parent sponsors a stock option plan in which certain employees of the Partnership are eligible. The Partnership accounts for the stock options issued under the plan as a capital contribution from the Parent. Compensation cost is measured at the fair value of the award on the date of grant using the Black Scholes option pricing model and is recognized using a graded vesting schedule over the service period for each tranche.

The Parent also sponsors a restricted share unit (“RSU”) plan in which employees of the Partnership participate. The awards issued under this plan are accounted for at fair value and recognized in the statement of operations using a graded vesting schedule over the service period for each tranche. These awards are settled in cash and therefore are classified as liabilities under ASC 718, Stock-based Compensation. At each reporting date between the grant date and the settlement date, the fair value of the liability is re-measured with any changes in fair value recognized in the statement of operations for the period.

(l) Leases

The Partnership leases certain facilities and equipment used in its operations. The Partnership evaluates and classifies its leases as operating or capital leases for financial reporting purposes. Assets held under capital leases are included in property and equipment. Operating lease expense is recorded on a straight-line basis over the lease term. Landlord incentives are recorded as deferred rent and amortized as reductions to lease expense on a straight-line basis over the life of the applicable lease.

(m) Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs incurred directly by the Partnership were $3.5 million and $3.2 million for the years ended December 31, 2015 and 2014,

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

respectively. In addition, research and development costs incurred by the Parent and allocated to the Partnership were $0.3 million and $0.6 million for the years ended December 31, 2015 and 2014, respectively.

(n) Income Taxes

The Partnership is a limited partnership and, therefore, is not liable for entity-level federal income taxes. It is not subject to any state and local income taxes. The Partnership’s operating results are included in Trican Delaware Inc.’s consolidated U.S. federal and state income tax returns.

(4) Recently Issued Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-13, Financial Instruments-Credit Loss, which is effective for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021, with a modified-retrospective approach to be used for implementation. ASU 2016-13 changes several aspects of accounting for credit losses on assets measured at amortized cost and available-for-sale debt securities. The Partnership does not expect this guidance to have any impact on its financial position and results of operations.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which is effective for annual periods beginning after December 31, 2017, and interim periods within annual periods beginning after December 15, 2018, with a cumulative-effect and prospective approach to be used for implementation. ASU 2016-09 changes several aspects of the accounting for share-based payment award transactions including accounting for income taxes, classification of excess tax benefits on the statement of cash flows, forfeitures, minimum statutory tax withholding requirements and classification of employee taxes paid on the statement of cash flows when an employer withholds shares for tax-withholding purposes. The Partnership is currently in the process of evaluating the impact of adoption of this guidance on our financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), effective for annual and interim periods beginning after December 15, 2019 and interim periods within annual periods beginning after December 15, 2010, with a modified retrospective approach to be used for implementation. ASU 2016-02 updates the previous lease guidance by requiring the recognition of a right-to-use asset and lease liability on the statement of financial position for those leases previously classified as operating leases under the old guidance. In addition, ASU 2016-02 updates the criteria for a lessee’s classification of a finance lease. The Partnership is currently in the process of evaluating the impact of adoption of this guidance on our financial statements.

In July 2015, the FASB issued ASU No. 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory,” which requires that inventory measured using FIFO or average cost be measured at the lower of cost and net realizable value. The ASU is effective for annual periods beginning after December 15, 2016. The Partnership is evaluating the impact of the adoption of this ASU.

In April 2015, the FASB issued ASU No. 2015-03, “Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs,” which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability. The ASU also requires amortization of debt issuance costs to be reported as interest expense. The ASU is effective for annual periods beginning after December 15, 2015. The Partnership will implement the provisions of ASU 2015-03, retrospectively, effective January 1, 2016. The adoption of this accounting guidance is not expected to have a material impact on the Partnership’s financial condition.

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

In January 2015, the FASB issued a new accounting pronouncement regarding extraordinary items. The guidance eliminates the concept and presentation requirements for extraordinary items and issuers are no longer required to evaluate and present separately any transaction which is unusual and infrequent. The guidance is effective for reporting periods beginning after December 15, 2015. The Partnership does not expect this guidance to have any impact on its financial position and results of operations.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This ASU amends the existing accounting standards for revenue recognition and is based on the principle that revenue should be recognized to depict the transfer of goods or services to a customer at an amount that reflects the consideration a company expects to receive in exchange for those goods or services. The Partnership is required to adopt this ASU on January 1, 2018, with early adoption permitted on January 1, 2017, and is currently evaluating the impact of this ASU on its financial statements.

(5) Inventories, net

Inventories, net consisted of the following at December 31, 2015 and 2014:

	Thousands of Dollars
	2015	2014
Chemicals and consumables	$16,046	$32,649
Parts	27,269	41,257

Less provision for slow moving inventory	(6,618)	(5,098)

Total inventories, net	$36,697	$68,808

The Partnership reviews the carrying value of inventory on a quarterly basis to verify that inventory is measured at the lower of cost or market value. As a result of decreased activity, the Partnership recorded a charge of $5.8 million for the year ended December 31, 2015 and nil for the year ended December 31, 2014 presented within direct costs in the statement of operations to write-down obsolete inventory to net realizable value. In addition, the Partnership recorded a slow moving inventory provision in the amount of $1.5 million and $5.1 million for the years ended December 31, 2015 and 2014, respectively.

(6) Property and Equipment, net

Property and equipment, net at December 31, 2015 and 2014 were as follows:

	Thousands of Dollars
	2015	2014
Land	$10,018	$10,018
Buildings and leasehold improvements	19,869	45,095
Machinery and equipment	397,246	784,544
Office equipment, furniture, fixtures	3,688	5,766

Total cost	430,821	845,423
Less accumulated depreciation	(231,800)	(322,551)
Assets not placed into service	18,666	21,171

Total property and equipment, net	$217,687	$544,043

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

Machinery and equipment as of December 31, 2015 and 2014 includes $10.7 million and $23.3 million of vehicles under capital lease, respectively. Accumulated depreciation related to vehicles under capital leases was $6.2 million and $15.5 million as of December 31, 2015 and 2014, respectively.

In 2015, the Partnership recorded $246.6 million of impairment losses. Refer to Note 8 for discussion of the nature of impairment losses.

(7) Intangible Assets

Intangible assets, net consisted of the following:

	Thousands of Dollars
	Cost	Accumulated Amortization	Total
Balance as of December 31, 2013	$22,400	$(18,859)	$3,541
Amortization		(2,833)	(2,833)

Balance as of December 31, 2014	22,400	(21,692)	708
Amortization		(708)	(708)

Balance as of December 31, 2015	$22,400	$(22,400)	$—

The above balances do not include the fully amortized customer list intangible of $9.1 million. As a result of a decline in commodity prices during the fourth quarter of 2014, the Partnership tested the intangible assets for impairment as of December 31, 2014. No impairment was recorded because the fair value of the asset group was higher than the carrying amount. As of December 31, 2015 both intangible assets were fully amortized.

(8) Impairment of Long-Lived Assets

Due to impact of the sharp decline in commodity prices during the fourth quarter of 2014 on the demand for the Partnership’s services, Partnership has determined that triggering event existed and performed an impairment testing of its long-lived asset impairment as of December 31, 2014.

No impairment was recorded in 2014 because under the Step 1 of the impairment assessment the sum of estimated future undiscounted cash flows of each asset group was higher than each respective carrying amount.

The Partnership tested its long-lived assets for impairment as of December 31, 2015, due to the continued decline in commodity prices and excess pressure pumping supply in the market, which were deemed triggering events. The Partnership tested property and equipment for recoverability by comparing the sum of estimated future undiscounted cash flows to the carrying value of each asset group.

As of December 31, 2015, the sum of the estimated future undiscounted cash flows was less than the carrying amount for each of the three asset groups. The Partnership measured the amount of impairment by comparing the fair value of each asset group to the carrying amount. The Partnership measured the fair value of its property and equipment using the discounted cash flow method using Level 3 unobservable inputs, incorporating market participant assumptions. The expected future cash flows used for impairment reviews and related fair value calculations are based on judgmental assessments of projected revenue growth, fleet count,

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

utilization, gross margin rates, SG&A rates, working capital fluctuations, maintenance capital expenditures, discount rates and terminal growth rates. As a result, the following impairment charges were recognized for the year ended December 31, 2015:

•

The Partnership identified that the fair value of the cementing asset group was below its carrying amount. An impairment charge of $14.9 million was recorded against property and equipment related to this asset group. As a result of the impairment the carrying amount of this asset group has been reduced to fair value of $10.1 million.

•

The Partnership identified that the fair value of the coiled tubing asset group was below its carrying amount. An impairment charge of $12.3 million was recorded against property and equipment related to this asset group. As a result of the impairment the carrying amount of this asset group has been reduced to fair value of $6.1 million.

•

The Partnership identified that the fair value of the fracturing and other asset group was below its carrying amount. An impairment charge of $219.4 million was recorded against property and equipment related to this asset group. As a result of the impairment the carrying amount of this asset group has been reduced to fair value of $201.4 million.

The commodity price environment has created considerable uncertainty as to the level of activity that will be undertaken by several of the Partnership’s customers and considerably increases the estimation uncertainty associated with the future cash flows used in the impairment tests. Assumptions that are valid at the time of preparing the cash flow models may change significantly when new information becomes available.

(9) Long-Term Debt

Long-term debt at December 31, 2015 and 2014 consisted of the following:

	Thousands of Dollars
	2015	2014
Revolving credit facility (RCF)	$117,205	$226,700
Capital lease obligations	4,555	7,905

Total debt	121,760	234,605
Less: current maturities of capital lease obligations	(1,960)	(4,995)

Long-term debt	$119,800	$229,610

Revolving Credit Facility (RCF)

The Parent is a borrower under the 2015 Amended Credit Agreement (the “Credit Agreement”) with a syndicate of lenders. The Credit Agreement includes a revolving credit facility (“RCF”) to fund working capital needs, capital expenditures and permitted acquisitions. The Partnership, being one of the subsidiaries of the Parent, is able to draw upon the RCF in the United States to fund its local operations.

All borrowings under the RCF bear interest, at the Partnership’s option, at the applicable prime rate, Banker’s acceptance rate, or LIBOR plus a margin of 3.5% to 6.25%, dependent on certain financial ratios of the Partnership as outlined in the Credit Agreement. Draws under the RCF outstanding at December 31, 2015 carry interest at rates ranging from 4.77% to 4.92% per annum with maturities on dates ranging from January 7, 2016 to February 1, 2016. Draws under the RCF outstanding at December 31, 2014 carry interest at rates from 3.41%

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

to 3.48% per annum with maturities on dates ranging from January 8, 2015 to February 24, 2015. Upon maturity of each draw the Partnership can roll it over to the next 30 to 90 day period or pay it down. The total undrawn commitment on the RCF available to the Partnership was $92.4 million and $22.8 million at December 31, 2015 and December 31, 2014, respectively. The undrawn commitment fee was 0.73% at December 31, 2015 and December 31, 2014. The final maturity of the RCF is October 18, 2018.

As part of the Credit Agreement, the Partnership as a restricted subsidiary of the Parent entered into a loan guarantee with the lenders. Restricted subsidiaries are all subsidiaries which are wholly owned by the Parent as further defined in the Credit Agreement and include Trican Well Service, L.P., Canadian Oilfield Stimulation Services Ltd., Birchwood Industries Ltd., Northline Energy Ltd., Trican Geological Solutions Ltd., Trican Partnership, Trican Completion Solutions Ltd., Trican Completion Solutions LLC, TriLib Management LLC, Trican Delaware Inc., Northline Energy Services Inc. and Trican, LLC. In accordance with the loan guarantee, the Partnership along with all other restricted subsidiaries listed above that are obligors on the Credit Agreement guarantees all of the lender secured obligations, whereby the Partnership absolutely, unconditionally and irrevocable guarantees to the lenders the due and punctual payment, discharge and full performance of all guaranteed obligations owing by any obligor to any and all of the lender secured parties, as defined in the Credit Agreement. In addition, all North American assets of the Parent including any material real property and title goods including those of the Partnership were pledged as collateral under the Credit Agreement.

In addition, the Parent must comply with all covenants as outlined in the Credit Agreement. The Credit Agreement also contains various customary representations and warranties. As of December 31, 2015, the Parent was in compliance with all covenants under the 2015 Amended and Restated Credit Agreement. As of December 31, 2014, the Parent was in compliance with covenants under the 2014 Amended and Restated Credit Agreement.

Capital Leases

The Partnership entered into several capital leases of office equipment and vehicles. These capital lease obligations are presented as separate line items in the financial statements, have lease terms that range from 36 to 60 months and interest rates that range from 2.25% to 3.75%. The outstanding capital lease obligation balance is $4.6 million and $7.9 million as at December 31, 2015 and 2014, respectively. Depreciation of assets held under capital leases is included within depreciation expense.

Future minimum lease payments under the Partnership’s capital leases, for the next five years are listed below:

Year-end December 31,	Thousands of Dollars
2016	$2,054
2017	1,288
2018	1,198
2019	197
2020	—

Subtotal	4,737
Less amount representing interest(1)	(182)

Total	$4,555

(1)	Amount necessary to reduce net minimum payments to present value calculated at the Partnership’s implicit rate at inception of the lease.

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

(10) Stock-Based Compensation

Overview of Share-Based Payment Plans

The Parent of the Partnership granted share-based awards to certain directors, officers, key employees and consultants of the Partnership in order to provide increased incentive to contribute to the future success of the Partnership. Share-based awards were issued to the key employees and directors in the form of stock options and restricted share units (“RSUs”) under the provisions of the 2010 Amended and Restated Stock Option Plan (“Stock Option Plan”) and 2010 Restricted Share Unit Plan (“RSU Plan”), respectively.

Stock Option Plan:

Stock options may be granted at the discretion of the Board of Directors of the Parent, and all officers and employees of the Partnership are eligible for participation in the stock option plan. The option strike price equals the volume-weighted-average closing price of the Parent’s shares traded on the Toronto Stock Exchange, for the five trading days preceding the date of grant. Options granted in 2010 and thereafter vest in three equal tranches on each of the first, second and third anniversary dates and expire five years from the date of grant. The Parent usually issues new shares to employees upon the exercise of vested stock options.

The Partnership records equity classified stock-based awards, granted to its employees by its Parent as a capital contribution from the Parent and recognizes related compensation in its statement of operations. The Partnership recognized compensation expense associated with stock options of $0.2 million and $0.5 million for the years ended December 31, 2015 and 2014, respectively. These amounts were recorded within selling, general and administrative expense in the Partnership’s statements of operations.

Total unrecognized compensation expense associated with stock options is $0.1 million at December 31, 2015 and will be recognized over a weighted-average period of 1.1 years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average assumptions used in the Black-Scholes option-pricing model and weighted-average grant date fair value for options granted in 2015 and 2014 are as follows:

	2015	2014
Weighted-average assumptions used:
Expected volatility	60.1%	38.7%
Dividend yield	0.0%	2.2%
Risk-free interest rate	0.6%	1.3%
Expected term (years)	3.6	3.4
Weighted-average grant date fair value (per option)	$0.27	$3.19

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

Transactions related to stock options for the year ended December 31, 2015 are summarized as follows:

	Options	Weighted- average exercise price per share	Weighted- average remaining term (in years)	Aggregate intrinsic value (in Thousands of Dollars)(2)
Outstanding at January 1, 2015	523,675	$15.20	3.0
Granted	298,400	0.63
Exercised	—	—
Forfeited	(149,250)	13.32
Expired	(57,200)	16.32
Outstanding at December 31, 2015	615,625	8.49	3.4	$0.00

Vested and expected to vest at December 31, 2015(1)	582,676	8.77	3.3	0.00
Exercisable at December 31, 2015	206,578	$17.4	1.6	$0.00

(1)	Includes outstanding vested options as well as outstanding non-vested options, net of estimated forfeitures
(2)	Based on the Parent’s closing stock price of $0.46 on December 31, 2015

Restricted Stock Unit Plan:

Restricted stock units are classified as liability awards as they are cash settled. Under the terms of the RSU plan, the RSUs awarded vest in three equal portions on the first, second and third anniversary of the grant date and are settled in cash in the amount equal to the volume-weighted-average trading price for the twenty trading days preceding the particular vesting date of the award. The fair value of the RSUs is expensed into income over the vesting period using the graded vesting schedule. At each reporting date between grant date and settlement, the fair value of the liability is re-measured with any changes in fair value recognized in the statement of operations during the period. All officers and employees of the Partnership are eligible for participation in the plan.

The Partnership recognized share-based payment reversal (expense) associated with the vesting of RSUs of $0.8 million and ($0.9) million for the years ended December 31, 2015 and 2014, respectively. These amounts were recorded in selling, general and administrative expense in the statement of operations.

Total unrecognized share-based payment expense was $0.2 million at December 31, 2015 and will be recognized over a weighted-average period of 1.3 years.

Transactions related to RSUs for the year ended December 31, 2015 are summarized as follows:

Non-Vested RSUs
Unvested at December 31, 2014	616,316
Granted	336,467
Vested	(197,019)
Forfeited	(264,047)

Unvested at December 31, 2015	491,717

Total cash settlement of vested RSUs was $0.6 and $2.6 million for the years ended December 31, 2015 and 2014, respectively.

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

(11) Operating Leases

The Partnership has certain non-cancelable operating leases for rail cars, office facilities and other equipment. Certain rail car leases require additional rental payments for the use of rail cars in excess of the allowable mileage stated in the respective agreement.

Certain leases include incentives during the buildout period and escalation clauses for adjusting rental payments to reflect changes in price indices. These leases generally contain renewal options and require the lessee to pay maintenance, insurance, taxes and other operating expenses in addition to the minimum annual rentals.

Landlord allowances are generally comprised of amounts received and/or promised to the Partnership by landlords and may be received in the form of cash or free rent. Rental expense related to operating leases of properties and rail cars was $6.1 million and $5.1 million for the years ended December 31, 2015 and 2014, respectively.

Future minimum lease payments under non-cancellable operating leases at December 31, 2015 are as follows:

Year-end December 31,	Thousands of Dollars
2016	$5,760
2017	5,376
2018	4,448
2019	2,390
2020	520

$18,494

(12) Termination Benefits

The Partnership recognized termination benefits in the amount of $2.1 million for the year ended December 31, 2015 related to the termination of 238 employees and closure of two of its district offices in Longview, Texas and Minot, North Dakota. This charge was recorded within selling, general and administrative expense in the statement of operations. No termination benefits were incurred during the year ended December 31, 2014.

(13) Commitments and Contingencies

Litigation

From time to time, the Partnership is subject to legal and administrative proceedings, settlements, investigations, claims and actions.

Sand Storage LLC Settlement—The Partnership was found to be in breach of a sand storage contract in Mathis with Sand Storage LLC. The claim was settled in January 2016 for $0.6 million including legal fees and was fully accrued for by the Partnership as of December 31, 2015.

Chesapeake Energy Corp. Settlement—Through an internal investigation it was discovered that the use tax the Partnership had been passing through to Chesapeake Energy Corp. had likely been calculated in error. Chesapeake Energy Corp. approved the settlement letter for $1.5 million, which was fully accrued for by the Partnership as of December 31, 2015.

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

Huron Minerals LLC—This is an unfiled claim which arises out of an allegation by Huron Minerals LLC that the Partnership owes it for sand not yet taken in 2015 under a four year sand purchase agreement with Huron that expired on December 31, 2015. The Partnership disputes this claim. The arbitration hearing began in early August 2016 and is ongoing. We deem the risk of loss to be at least reasonably possible, but no reliable estimate can be made at this time.

The Partnership’s assessment of the likely outcome of litigation matters is based on its judgment of a number of factors including experience with similar matters, past history, precedents, relevant financial and other evidence and facts specific to the matter. Notwithstanding the uncertainty as to the final outcome, based upon the information currently available to it, the Partnership does not currently believe these matters in aggregate will have a material adverse effect on its financial position or results of operations.

Sales and Use Tax

From time to time, the Partnership undergoes sales and use tax audits in the jurisdictions in which it operates. In addition, the tax regulations and legislation in the various jurisdictions are continually changing. Management believes that it has adequately met and provided for taxes based on the Partnership’s interpretation of the relevant tax legislation and regulations.

Long-Term Purchase Commitments

In January 2015, the Partnership entered into three long-term raw material supply agreements for sand to be used in hydraulic fracturing. The Partnership is subject to minimum purchase requirements and must pay penalties in the event of any shortfalls. In 2015, the Partnership did not recognize any shortfalls under these contracts.

Aggregate minimum commitments under these contracts as of December 31, 2015 are as follows:

Year-end December 31,	Thousands of Dollars
2016	$15,580
2017	21,486
2018	29,571
2019	24,489
2020	—

$91,126

(14) Significant Risks and Uncertainties Including Business and Credit Concentrations

The Partnership operates in three service lines: cementing, coiled tubing, and hydraulic fracturing and other, with significant concentrations in the hydraulic fracturing and other asset group. In 2015, sales to hydraulic fracturing customers represented 90% and 92% of the Partnership’s revenue and gross profit, respectively. In 2014, sales to hydraulic fracturing customers represented 91% and 91% of the Partnership’s revenue and gross profit, respectively.

The Partnership depends on its customers’ willingness to make operating and capital expenditures to explore for, develop and produce oil and natural gas in the United States, which in turn is affected by current and

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

expected levels of oil and natural gas prices. As a result of depressed oil prices, the energy services industry is currently in a downturn characterized by excess equipment capacity across the U.S. hydraulic fracturing market. This downturn has impacted the demand for the Partnership’s services and its ability to negotiate pricing that will generate desirable margins. Through its impairment analyses, the Partnership determined the remaining carrying values of its long-lived and intangible assets were recoverable based on the Partnership’s forecast model. If industry conditions continue to deteriorate beyond the assumptions in the Partnership’s forecast, it is reasonably possible that this determination could change.

Credit Risk

The Partnership’s financial instruments exposed to concentrations of credit risk consist primarily of cash and cash equivalents, and trade receivables.

The Partnership’s cash balances on deposit with financial institutions total $12.8 million and $13.1 million as of December 31, 2015 and 2014, respectively, which exceed FDIC insured limits. The Partnership regularly monitors the financial condition of these financial institutions.

The majority of the Partnership’s trade receivables have payment terms of 30 days or less. For the year ended December 31, 2015, trade receivables from three customers individually represented 39%, 23% and 21%, respectively. For the year ended December 31, 2014, trade receivables from four customers individually represented 19%, 18%, 17% and 11%, respectively.

For the year ended December 31, 2015, revenue from three customers individually represented 24%, 14% and 13% of the Partnership’s revenue. For the year ended December 31, 2014, revenue from three customers individually represented 17%, 13% and 11% of the Partnership’s revenue. No other customer accounted for 10% or more of the Partnership’s consolidated revenue in the years ended December 31, 2015 or 2014.

Concentrations of credit risk with respect to accounts receivable are limited because the Partnership performs credit evaluations, sets credit limits, and monitors the payment patterns of its customers. The Partnership carefully evaluates new customers to determine their creditworthiness including review of credit applications, banking authorization forms, credit references and the credit report. The Partnership’s management approves and monitors credit limits for each of its customers.

(15) Related Party Transactions

The Partnership regularly enters into related party transactions with the Parent and its affiliates. Receivables from and payables to related parties consisted of the following at December 31, 2015 and 2014:

	Thousands of Dollars
	2015	2014
Due from Parent	$28,743	$19,085
Note receivable from Trican Completion Solutions, LLC (“TCS”)	23,654	20,444
Due from TCS	4,554	2,887
Due from other affiliates	2,062	3,350

Total	$59,013	$45,766

Due to Parent	$101,895	$123,091
Due to other affiliates	3,075	5,201

Total	$104,970	$128,292

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

The Partnership entered into a loan agreement with TCS, dated December 24, 2013, providing for an unsecured revolving loan in the principal amount of $30 million bearing interest rate of 3.4% per annum and repayable on demand. Accrued interest on the loan was $1.2 million and $0.4 million at December 31, 2015 and 2014. Interest income recognized on this loan amounted to $0.7 million and $0.4 million for the years ended December 31, 2015 and 2014, respectively, and was recorded within interest expense, net in the statement of operations.

The Partnership has a receivable due from TCS representing a short-term, non-interest bearing intercompany balance to assist TCS with funding of its working capital needs.

The Partnership’s intercompany transactions with the Parent relate to purchases of equipment and machinery, inventory, parts and chemicals. Intercompany receivables and payables are typically short-term in nature and non-interest bearing.

Transactions with related parties are summarized below:

	2015	2014
Purchases of equipment from the Parent	$2,359	$53,892
Purchase of inventory from the Parent	2,464	2,217
Selling, general and administrative expenses with affiliates	3,678	4,395
Transfers of equipment to the Parent	(2,045)	(4,336)
Transfers of inventory to the Parent	(5,602)	(2,991)

Charges for support functions provided to the Partnership by the Parent are included within selling, general and administrative expenses. These charges amounted to $0.6 million and $1.1 million for the years ended December 31, 2015 and 2014, respectively.

In the year ended December 31, 2015, the Parent issued a credit memo in the amount of $30.0 million to the Partnership against intercompany balances, which was recorded as a capital contribution from the Parent and reflected within Partners’ Capital. In July 2015 the Parent instructed the Partnership to forgive $1.1 million of intercompany receivables from one of its affiliates, which was recorded as a reduction of intercompany receivables and non-cash capital distribution to the Parent.

In March, 2015 the Parent paid $41.0 million of the RCF on behalf of the Partnership, which was recorded as a reduction of long-term debt and a capital contribution from the Parent.

(16) Subsequent Events

The Partnership has evaluated subsequent events from the balance sheet date through October 20, 2016, the date at which the financial statements were available to be issued.

On January 25, 2016 the Parent entered into a definitive agreement with Keane Group Holdings LLC, a privately held U.S. based oilfield services company, for the sale of Parent’s U.S. pressure pumping business for approximately $200 million in cash, an equity interest in Keane and Class C Profits Interests in Keane that represent an additional economic participation above certain thresholds upon a Keane liquidity event. The Transaction includes the sale of substantially all of the assets and liabilities of the Partnership. The transaction closed on March 16, 2016.

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

In conjunction with the Transaction, the Parent also executed the 2016 Amended Credit Agreements with its bank lenders under its RCF and the holders of its Senior Notes to make certain amendments to the applicable credit documentation subject to closing of the U.S. operations sale. The 2016 Amended Credit Agreements include removal of all prior financial covenants until the third quarter of 2016, elimination of the minimum EBITDA and liquidity covenants, and new leverage and interest coverage ratio covenants.

On March 16, 2016 the Partnership fully repaid the outstanding balance on its RCF.

22,300,000 Shares

Keane Group, Inc.

Common Stock

PRELIMINARY PROSPECTUS

Citigroup

Morgan Stanley

BofA Merrill Lynch

J.P. Morgan

Wells Fargo Securities

Simmons & Company International

Energy Specialists of Piper Jaffray

Houlihan Lokey

Guggenheim Securities

Scotia Howard Weil

Stephens Inc.

Until                     , 2017 (25 days after the date of this prospectus), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item	13. Other Expenses of Issuance and Distribution.

The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. Except as otherwise noted, we will pay all of these amounts. All amounts except the SEC registration fee, the NYSE listing fee and the FINRA filing fee are estimated.

SEC Registration Fee	$56,473
NYSE Listing Fee	154,000
FINRA Filing Fee	63,944
Accounting Fees and Expenses	1,330,000
Legal Fees and Expenses	2,000,000
Printing Fees and Expenses	500,000
Blue Sky Fees and Expenses	10,000
Transfer Agent’s Fees	7,900
Miscellaneous	1,877,683

Total	$6,000,000

Item	14. Indemnification of Directors and Officers

Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

As permitted by the DGCL, the Registrant’s certificate of incorporation that will be in effect at the closing of the offering contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director.

As permitted by the DGCL, the Registrant’s bylaws that will be in effect at the closing of the offering provide that:

•	the Registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to very limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the DGCL;

•

the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to very limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

The Registrant has entered, and intends to continue to enter, into separate indemnification agreements with its directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s certificate of incorporation and bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director or executive officer of the Registrant regarding which indemnification is sought. Reference is also made to the underwriting agreement to be filed as Exhibit 1.1 to this registration statement, which provides for the indemnification of executive officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant’s certificate of incorporation, bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act. The Registrant currently carries liability insurance for its directors and officers.

Item	15. Recent Sales of Unregistered Securities.

Set forth below is information regarding all unregistered securities sold, issued or granted by us within the past three years.

On May 1, 2016, October 1, 2016, October 24, 2016 and November 7, 2016, we granted 1,176.47, 6,470.6, 2,352.94 and 5,294.12 Class B Units, respectively, to Keane Management Holdings, LLC pursuant to the Keane Management Holdings LLC Management Incentive Plan. The equityholders of Keane Management Holdings, LLC are certain directors and members of the management team of Keane.

On December 31, 2014 and April 1, 2015, we granted 3,305.79 and 5,509.65 (in the aggregate) Series 3 Class C Units, respectively, to certain members of management under the Keane Class C Management Incentive Plan. Each Series 3 Class C Unit was generally subject to time- and performance- based vesting.

On April 8, 2014, we granted 5,509.65 Series 2 Class C Units, in the aggregate, to certain members of the management team under the Keane Class C Management Incentive Plan. Each Series 2 Class C Unit was generally subject to time- and performance- based vesting.

In connection with the acquisition of the Acquired Trican Operations and the consummation of the Trican transaction on March 16, 2016:

(1) We effected a reclassification of the equity structure of Keane such that the original Series 1 Class C Units in existence prior to the Trican transaction were cancelled and eliminated and the Class A Units and Class B Units of Keane in existence prior to the Trican transaction were reclassified as follows: (a) KG Fracing Acquisition Corp. reclassified 1,000,000.00 old Class A Units into 318,452.46 new Class A Units of Keane; (b) SJK Family Limited Partnership, LP reclassified 69,799.50 old Class B Units into 7,627.86 new Class A Units; (c) KCK Family Limited Partnership, LP reclassified 69,799.50 old Class B Units into 7,627.86 new Class A Units; (d) Brian Keane reclassified 199,975.10 old Class B Units into 20,835.38 new Class A Units; (e) Tim Keane reclassified 199,975.10 old Class B Units into 20,835.38 new Class A Units; and (f) KSD Newco Corp. reclassified 460,450.80 old Class B Units into 47,974.30 new Class A Units.

(2) We entered into contribution and exchange agreements whereby, in connection with certain member loans made to Keane on December 23, 2014: (a) KG Fracing Acquisition Corp. contributed all of its right, title and interest in and to such member loan (other than accrued but unpaid interest, which was cancelled and forgiven) made by KG Fracing Acquisition Corp. to Keane in the amount of $15,000,000 in exchange for 31,101.45 Class A Units; (b) KCK Family Limited Partnership, LP contributed all of its right, title and interest in and to such member loan (other than accrued but unpaid interest, which was cancelled and forgiven) made by KCK Family Limited Partnership, LP to Keane in the amount of $2,500,000 in exchange for 5,183.57 Class A Units; and (c) SJK Family Limited Partnership, LP contributed all of its right, title and interest in and to such member loan (other than accrued but unpaid interest, which was cancelled and forgiven) made by SJK Family Limited Partnership, LP to Keane in the amount of $2,500,000 in exchange for 5,183.57 Class A Units.

(3) We issued and sold Class A Units and Class C Units for an aggregate purchase price of $246,777,777.78 as follows: (a) 176,899.66 Class A Units to KG Fracing Acquisition Corp.; (b) 236,900.83 Class A Units to KGH Investor Holdings, LLC; (c) 10,688.84 Class A Units to KCK Family Limited Partnership, LP; and (d) 10,688.84 Class A Units to SJK Family Limited Partnership, LP.

(4) We issued 100,000 Class A Units and 294,117.65 Class C Units to Trican Well Service, L.P.

(5) Except to the extent the Series 2 or Series 3 Class C Units were cancelled, the holders of the Series 2 Class C Units and Series 3 Class C Units contributed such Class C Units to Keane Management Holdings LLC in exchange for interests in Keane Management Holdings LLC pursuant to the Keane Management Holdings LLC Management Incentive Plan. Keane Management Holdings LLC was issued 85,882.35 Class B Units in Keane.

Any proceeds received from the transactions described above were used for the general working capital of the business.

In connection with the IPO-Related Transactions, and immediately prior to the effectiveness of this registration statement, we issued 87,330,004 shares of common stock to Keane Investor, 44,553 shares of common stock to Marc G. R. Edwards, 26,731 shares of common stock to Gary M. Halverson and 26,731 shares of common stock to Elmer D. Reed. For a description of the transactions pursuant to which the shares were issued, see the information under the heading “IPO-Related Transactions and Organizational Structure.”

Unless otherwise stated, the sales and/or granting of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. We did not pay or give, directly or indirectly, any commission or other remuneration, including underwriting discounts or commissions, in connection with any of the issuances of securities listed above. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. All recipients had adequate access, through their employment or other relationship with us or through other access to information provided by us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item	16. Exhibits and Financial Statement Schedules

1.1**	Form of Underwriting Agreement among Keane Group, Inc. and the Underwriters

3.1*	Certificate of Incorporation of Keane Group, Inc., including Amendment of Certificate of Incorporation, dated October 13, 2016

3.2*	Form of Bylaws of Keane Group, Inc.

4.1*	Form of Stockholders Agreement by and among Keane Group, Inc. and Keane Investor Holdings LLC

4.2*	Note Purchase Agreement, dated August 8, 2014 by and among KGH Intermediate Holdco II, LLC, as issuer, U.S. Bank National Association, as agent for the purchasers, and the purchasers listed thereto

4.3*	First Amendment to Note Purchase Agreement, dated December 23, 2014, by and among KGH Intermediate Holdco II, LLC, as Issuer, KGH Intermediate Holdco I, the other Note Parties thereto, the required purchasers and U.S. Bank National Association, as agent for the purchasers

4.4*	Second Amendment to Note Purchase Agreement, dated April 7, 2015, by and among KGH Intermediate Holdco II, LLC, as Issuer, KGH Intermediate Holdco I, the other Note Parties party thereto, the required purchasers and U.S. Bank National Association, as agent for the purchasers

4.5*	Third Amendment to Note Purchase Agreement, dated January 25, 2016, by and among KGH Intermediate Holdco II, LLC, as Issuer, KGH Intermediate Holdco I, the other Note Parties party thereto, the required purchasers and U.S. Bank National Association, as agent for the purchasers

4.6*	Fourth Amendment to Note Purchase Agreement, dated March 16, 2016, by and among KGH Intermediate Holdco II, LLC, as Issuer, KGH Intermediate Holdco I, the other Note Parties party thereto, the required purchasers and U.S. Bank National Association, as agent for the purchasers

5.1***	Opinion of Schulte Roth & Zabel LLP

10.1*	Amended and Restated Revolving Credit and Security Agreement, dated August 8, 2014, by and among KGH Intermediate Holdco I, LLC, KGH Intermediate Holdco II, LLC, Keane Frac, LP, KS Drilling, LLC, Keane Frac ND, LLC and Keane Frac TX, LLC, as borrowers, and PNC Bank, National Association, as lender and agent

10.2*	First Amendment to Amended and Restated Revolving Credit and Security Agreement, dated December 22, 2014, by and among KGH Intermediate Holdco I, LLC, KGH Intermediate Holdco II, LLC, Keane Frac, LP, KS Drilling, LLC, Keane Frac ND, LLC and Keane Frac TX, LLC, as borrowers, the lenders party thereto, PNC Bank, National Association, as agent Lenders, and Keane Frac GP, LLC in its capacity as guarantor

10.3*	Second Amendment to Amended and Restated Revolving Credit and Security Agreement, dated April 7, 2015, by and among KGH Intermediate Holdco I, LLC, KGH Intermediate Holdco II, LLC, Keane Frac, LP, KS Drilling, LLC, Keane Frac ND, LLC and Keane Frac TX, LLC, as borrowers, the lenders party thereto, PNC Bank, National Association, as agent Lenders, and Keane Frac GP, LLC in its capacity as guarantor

10.4*	Third Amendment to Amended and Restated Revolving Credit and Security Agreement, dated March 16, 2016, by and among KGH Intermediate Holdco I, LLC, KGH Intermediate Holdco II, LLC, Keane Frac, LP, KS Drilling, LLC, Keane Frac ND, LLC and Keane Frac TX, LLC, as borrowers, the lenders party thereto, PNC Bank, National Association, as agent Lenders, and Keane Frac GP, LLC in its capacity as guarantor

10.5*	Credit Agreement, dated March 16, 2016, among KGH Intermediate Holdco II, LLC and Keane Frac, LP, as borrowers, KGH Intermediate Holdco I, LLC, as parent guarantor, the lenders party thereto, and CLMG Corp., as administrative agent

10.6*	Keane Management Holdings LLC Management Incentive Plan

10.7*	Form of Keane Group, Inc. Equity and Incentive Award Plan

10.8*	Form of Keane Group, Inc. Executive Incentive Bonus Plan

10.9*	Form of Indemnification Agreement

10.10*	Form of Director Services Agreement

10.11*	Form of Amended and Restated Employment Agreement by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and James C. Stewart

10.12*	Form of Amended and Restated Employment Agreement by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and Gregory L. Powell

10.13*	Form of Amended and Restated Employment Agreement by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and M. Paul DeBonis Jr.

10.14*	Employment Agreement, dated as of October 20, 2016, by and between Keane Group Holdings, LLC and Kevin M. McDonald

10.15*	Employment Agreement, dated March 15, 2016, by and between KGH Intermediate Holdco II, LLC and James J. Venditto

10.16*	Employment Agreement, dated as of February 1, 2016, by and between Keane Group Holdings, LLC and Ian J. Henkes

10.17*	Form of Amendment to Employment Agreement, by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and James J. Venditto

10.18*	Form of Amendment to Employment Agreement, by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and Ian J. Henkes

10.19*	Form of Assignment Agreement, by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and Kevin M. McDonald

10.20*	Keane Value Creation Plan

10.21*	Form of Limited Liability Company Agreement of Keane Investor Holdings LLC, by and among Cerberus International II Master Fund, L.P., Cerberus Institutional Partners, L.P. —Series Four, Cerberus Institutional Partners V, L.P., Cerberus CP Partners, L.P., Cerberus MG Fund, L.P., CIP VI Overseas Feeder, Ltd., CIP VI Institutional Feeder, L.P., JS Keane Coinvestor LLC, Trican Well Services, L.P., SJK Family Limited Partnership, LP, KCK Family Limited Partnership, LP, Tim Keane, Brian Keane, Shawn Keane, Jacquelyn Keane, Cindy Keane, Kevin Keane, Cerberus Capital Management, L.P., S & K Management Services, LLC and the Persons listed on Schedule A thereto

10.22*	Asset Purchase Agreement, dated as of January 25, 2016, by and among Keane Group Holdings, LLC, Keane Frac, LP, Trican Well Service Ltd. and the seller companies named therein

10.23*	Intellectual Property License Agreement, dated as of March 16, 2016, by and between Trican Well Service Ltd. and Keane Frac LP

10.24*	Intellectual Property License Agreement, dated as of March 16, 2016, by and among Trican Well Service Ltd., Trican Well Service, L.P. and Keane Frac LP

21.1**	Schedule of Subsidiaries of Keane Group, Inc.

23.1***	Consent of Schulte Roth & Zabel LLP (included in Exhibit 5.1)

23.2***	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.3***	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.4***	Consent of KPMG LLP, Independent Registered Public Accounting Firm

24.1*	Powers of Attorney (included on signature pages of this Registration Statement)

*	Filed December 14, 2016
**	Filed January 9, 2017
***	Filed herewith

Item	17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 17, 2017.

Keane Group, Inc.

By:	/s/ James C. Stewart
Name:	James C. Stewart
Title:	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)

The undersigned officers and directors of Keane Group, Inc. hereby constitute and appoint James C. Stewart and Gregory L. Powell, or any one of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to the Registration Statement, including post-effective amendments thereto and any registration statements filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the Securities and Exchange Commission, and does hereby grant unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ James C. Stewart James C. Stewart	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	January 17, 2017

/s/ Gregory L. Powell Gregory L. Powell	President and Chief Financial Officer (Principal Financial Officer)	January 17, 2017

/s/ Brian Coe Brian Coe	Chief Accounting Officer (Principal Accounting Officer)	January 17, 2017

/s/ * Lucas N. Batzer	Director	January 17, 2017

/s/ * Dale M. Dusterhoft	Director	January 17, 2017

/s/ * Marc G. R. Edwards	Director	January 17, 2017

/s/ * James E. Geisler	Director	January 17, 2017

/s/ * Gary M. Halverson	Director	January 17, 2017

Signature	Title	Date

/s/ * Lisa A. Gray	Director	January 17, 2017

/s/ * Shawn Keane	Director	January 17, 2017

/s/ * Elmer D. Reed	Director	January 17, 2017

/s/ * Lenard B. Tessler	Director	January 17, 2017

/s/ * Scott Wille	Director	January 17, 2017

*By	/s/ Gregory L. Powell
Attorney-in-Fact

Exhibit No.	Exhibit Description

1.1**	Form of Underwriting Agreement among Keane Group, Inc. and the Underwriters

3.1*	Certificate of Incorporation of Keane Group, Inc., including Amendment of Certificate of Incorporation, dated October 13, 2016

3.2*	Form of Bylaws of Keane Group, Inc.

4.1*	Form of Stockholders Agreement by and among Keane Group, Inc. and Keane Investor Holdings LLC

4.2*	Note Purchase Agreement, dated August 8, 2014 by and among KGH Intermediate Holdco II, LLC, as issuer, U.S. Bank National Association, as agent for the purchasers, and the purchasers listed thereto

4.3*	First Amendment to Note Purchase Agreement, dated December 23, 2014, by and among KGH Intermediate Holdco II, LLC, as Issuer, KGH Intermediate Holdco I, the other Note Parties thereto, the required purchasers and U.S. Bank National Association, as agent for the purchasers

4.4*	Second Amendment to Note Purchase Agreement, dated April 7, 2015, by and among KGH Intermediate Holdco II, LLC, as Issuer, KGH Intermediate Holdco I, the other Note Parties party thereto, the required purchasers and U.S. Bank National Association, as agent for the purchasers

4.5*	Third Amendment to Note Purchase Agreement, dated January 25, 2016, by and among KGH Intermediate Holdco II, LLC, as Issuer, KGH Intermediate Holdco I, the other Note Parties party thereto, the required purchasers and U.S. Bank National Association, as agent for the purchasers

4.6*	Fourth Amendment to Note Purchase Agreement, dated March 16, 2016, by and among KGH Intermediate Holdco II, LLC, as Issuer, KGH Intermediate Holdco I, the other Note Parties party thereto, the required purchasers and U.S. Bank National Association, as agent for the purchasers

5.1***	Opinion of Schulte Roth & Zabel LLP

10.1*	Amended and Restated Revolving Credit and Security Agreement, dated August 8, 2014, by and among KGH Intermediate Holdco I, LLC, KGH Intermediate Holdco II, LLC, Keane Frac, LP, KS Drilling, LLC, Keane Frac ND, LLC and Keane Frac TX, LLC, as borrowers, and PNC Bank, National Association, as lender and agent

10.2*	First Amendment to Amended and Restated Revolving Credit and Security Agreement, dated December 22, 2014, by and among KGH Intermediate Holdco I, LLC, KGH Intermediate Holdco II, LLC, Keane Frac, LP, KS Drilling, LLC, Keane Frac ND, LLC and Keane Frac TX, LLC, as borrowers, the lenders party thereto, PNC Bank, National Association, as agent Lenders, and Keane Frac GP, LLC in its capacity as guarantor

10.3*	Second Amendment to Amended and Restated Revolving Credit and Security Agreement, dated April 7, 2015, by and among KGH Intermediate Holdco I, LLC, KGH Intermediate Holdco II, LLC, Keane Frac, LP, KS Drilling, LLC, Keane Frac ND, LLC and Keane Frac TX, LLC, as borrowers, the lenders party thereto, PNC Bank, National Association, as agent Lenders, and Keane Frac GP, LLC in its capacity as guarantor

10.4*	Third Amendment to Amended and Restated Revolving Credit and Security Agreement, dated March 16, 2016, by and among KGH Intermediate Holdco I, LLC, KGH Intermediate Holdco II, LLC, Keane Frac, LP, KS Drilling, LLC, Keane Frac ND, LLC and Keane Frac TX, LLC, as borrowers, the lenders party thereto, PNC Bank, National Association, as agent Lenders, and Keane Frac GP, LLC in its capacity as guarantor

10.5*	Credit Agreement, dated March 16, 2016, among KGH Intermediate Holdco II, LLC and Keane Frac, LP, as borrowers, KGH Intermediate Holdco I, LLC, as parent guarantor, the lenders party thereto, and CLMG Corp., as administrative agent

10.6*	Keane Management Holdings LLC Management Incentive Plan

Exhibit No.	Exhibit Description

10.7*	Form of Keane Group, Inc. Equity and Incentive Award Plan

10.8*	Form of Keane Group, Inc. Executive Incentive Bonus Plan

10.9*	Form of Indemnification Agreement

10.10*	Form of Director Services Agreement

10.11*	Form of Amended and Restated Employment Agreement by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and James C. Stewart

10.12*	Form of Amended and Restated Employment Agreement by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and Gregory L. Powell

10.13*	Form of Amended and Restated Employment Agreement by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and M. Paul DeBonis Jr.

10.14*	Employment Agreement, dated as of October 20, 2016, by and between Keane Group Holdings, LLC and Kevin M. McDonald

10.15*	Employment Agreement, dated March 15, 2016, by and between KGH Intermediate Holdco II, LLC and James J. Venditto

10.16*	Employment Agreement, dated as of February 1, 2016, by and between Keane Group Holdings, LLC and Ian J. Henkes

10.17*	Form of Amendment to Employment Agreement, by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and James J. Venditto

10.18*	Form of Amendment to Employment Agreement, by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and Ian J. Henkes

10.19*	Form of Assignment Agreement, by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and Kevin M. McDonald

10.20*	Keane Value Creation Plan

10.21*	Form of Limited Liability Company Agreement of Keane Investor Holdings LLC, by and among Cerberus International II Master Fund, L.P., Cerberus Institutional Partners, L.P. —Series Four, Cerberus Institutional Partners V, L.P., Cerberus CP Partners, L.P., Cerberus MG Fund, L.P., CIP VI Overseas Feeder, Ltd., CIP VI Institutional Feeder, L.P., JS Keane Coinvestor LLC, Trican Well Services, L.P., SJK Family Limited Partnership, LP, KCK Family Limited Partnership, LP, Tim Keane, Brian Keane, Shawn Keane, Jacquelyn Keane, Cindy Keane, Kevin Keane, Cerberus Capital Management, L.P., S & K Management Services, LLC and the Persons listed on Schedule A thereto

10.22*	Asset Purchase Agreement, dated as of January 25, 2016, by and among Keane Group Holdings, LLC, Keane Frac, LP, Trican Well Service Ltd. and the seller companies named therein

10.23*	Intellectual Property License Agreement, dated as of March 16, 2016, by and between Trican Well Service Ltd. and Keane Frac LP

10.24*	Intellectual Property License Agreement, dated as of March 16, 2016, by and among Trican Well Service Ltd., Trican Well Service, L.P. and Keane Frac LP

21.1**	Schedule of Subsidiaries of Keane Group, Inc.

23.1***	Consent of Schulte Roth & Zabel LLP (included in Exhibit 5.1)

23.2***	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.3***	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.4***	Consent of KPMG LLP, Independent Registered Public Accounting Firm

24.1*	Powers of Attorney (included on signature pages of this Registration Statement)

*	Filed December 14, 2016
**	Filed January 9, 2017
***	Filed herewith